Filed Pursuant to Rule 424(b)(5)
Registration No. 333-156134

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered	Price Per Unit	Offering Price	Registration Fee(1)
Debt Securities	$400,000,000	100%	$400,000,000	$45,840

(1)	The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 457(p) under the Securities Act, $47,080 of unutilized fees related to the $400,000,000 aggregate amount of unsold securities of AMERIGROUP Corporation that were registered under Registration Statement No. 333-123269, filed on March 11, 2005, as amended on May 18, 2005 were offset against future registration fees that would be payable under Registration Statement No. 333-156134, filed by AMERIGROUP Corporation on December 15, 2008. The $45,840 registration fee relating to the securities offered by this prospectus supplement is hereby offset against the $47,080 of unused registration fees available for offset as of this date. Accordingly, no filing fee is paid herewith, and $1,240 remains available for future registration fees.

Prospectus Supplement to Prospectus dated December 15, 2008
$400,000,000

AMERIGROUP Corporation
7.50% Senior Notes due 2019

AMERIGROUP Corporation is offering $400,000,000 in aggregate principal amount of its 7.50% Senior Notes due 2019, which we refer to as the “notes”. We will pay interest on the notes on May 15 and November 15 of each year, commencing on May 15, 2012. The notes will mature on November 15, 2019. The notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

We may redeem the notes at any time prior to November 15, 2015, in whole or in part, at a price equal to 100% of the principal amount of the notes redeemed plus any accrued and unpaid interest thereon and a “make-whole” premium. We may redeem some or all of the notes at any time on or after November 15, 2015 at the redemption prices set forth in this prospectus supplement. In addition, until November 15, 2014, we may redeem up to 35% of the aggregate principal amount of the notes using the net proceeds from certain equity offerings at the redemption price set forth in this prospectus supplement. If we undergo a change of control under certain circumstances, we may be required to offer to purchase the notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest thereon.

See “Risk Factors” beginning on page S-15 to read about important factors you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	100.00%	$400,000,000
Underwriting discount	1.05%	$4,200,000
Proceeds, before expenses, to us	98.95%	$395,800,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from November 16, 2011 and must be paid by the purchasers if the notes are delivered after November 16, 2011.

The underwriter expects to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on November 16, 2011.

Sole Bookrunning Manager
Goldman, Sachs & Co.

Prospectus Supplement dated November 10, 2011.

Prospectus Supplement

You should carefully read this prospectus supplement and the accompanying prospectus. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement and accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the date of the accompanying prospectus, and the information in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of the notes. If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

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ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about this offering in two separate documents. The accompanying prospectus provides general information about us and the debt securities we may offer from time to time. This prospectus supplement describes the specific details regarding this offering. Additional information is incorporated by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein contain certain “forward-looking” statements as that term is defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements regarding our expected future financial position, membership, results of operations or cash flows, our growth strategy, our competition, our ability to service our debt obligations, our ability to finance growth opportunities, our ability to respond to changes in government regulations and similar statements including, without limitation, those containing words such as “believes”, “anticipates”, “expects”, “may”, “will”, “should”, “estimates”, “intends”, “plans” and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors:

•	our inability to manage medical costs;

•	our inability to operate new products and markets at expected levels, including, but not limited to, profitability, membership and targeted service standards;

•	local, state and national economic conditions, including their effect on the periodic premium rate change process and timing of payments;

•	the effect of laws and regulations governing the healthcare industry, including the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010, and any regulations enacted thereunder (the “Affordable Care Act”);

•	changes in Medicaid and Medicare payment levels and methodologies;

•	increased use of services, increased cost of individual services, pandemics, epidemics, the introduction of new or costly treatments and technology, new mandated benefits, insured population characteristics and seasonal changes in the level of healthcare use;

•	our ability to maintain and increase membership levels;

•	our ability to enter into new markets or remain in our existing markets;

•	changes in market interest rates or any disruptions in the credit markets;

•	our ability to maintain compliance with all minimum capital requirements;

•	liabilities and other claims asserted against us;

•	demographic changes;

•	the competitive environment in which we operate;

•	the availability and terms of capital to fund acquisitions, capital improvements and maintain capitalization levels required by regulatory agencies;

•	our ability to attract and retain qualified personnel;

•	the unfavorable resolution of new or pending litigation; and

•	catastrophes, including acts of terrorism or severe weather.

Other factors and risks to our business, many of which are beyond our control that may cause our actual results to differ from the forward-looking statements contained or incorporated by reference herein, are described under the heading “Risk Factors” in this prospectus supplement and in our filings with the Securities and Exchange Commission (“SEC”). Given these risks and uncertainties, we can give no assurances that any forward-looking statements will, in fact, transpire and, therefore, caution investors not to place undue reliance on them.

WHERE YOU CAN FIND ADDITIONAL INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.amerigroupcorp.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus supplement and accompanying prospectus or our other securities filings and is not a part of these filings.

This prospectus supplement and accompanying prospectus are part of a registration statement that we have filed with the SEC relating to the debt securities offered thereby. This prospectus supplement and accompanying prospectus do not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus supplement makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and does not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

We “incorporate by reference” into this prospectus supplement and accompanying prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement and accompanying prospectus and later information that we file with the SEC will automatically update and supercede that information. This prospectus supplement and accompanying prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

The following documents listed below, which we have previously filed with the SEC, are incorporated by reference; provided, however, that we are not incorporating any information that is deemed, under SEC rules, to have been furnished rather than filed:

•	our Annual Report on Form 10-K for the year ended December 31, 2010, as amended by the Form 10-K/A filed with the SEC on May 13, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;

•	our Current Reports on Form 8-K filed with the SEC on February 15, 2011, March 14, 2011, April 1, 2011, May 17, 2011, May 31, 2011, August 8, 2011, September 1, 2011 and November 1, 2011; and

•	our Proxy Statement on Schedule 14A filed with the SEC on March 30, 2011.

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus by reference; provided, however, that we are not incorporating any information we furnish rather than file.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:
AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, VA 23462
Attention: Investor Relations
Telephone: (757) 490-6900

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SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus supplement and does not contain all of the information that may be important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the financial data and related notes, and risks discussed in “Risk Factors” below, and the documents incorporated by reference herein or therein, before making a decision to invest in the notes. Unless the context requires otherwise, the terms “AMERIGROUP Corporation”, “AMERIGROUP”, “the company”, “we”, “us” and “our” refer to AMERIGROUP Corporation and its consolidated subsidiaries, unless we specify or the context clearly indicates otherwise.

Our Company

We are a multi-state managed healthcare company focused on serving people who receive healthcare benefits through publicly funded healthcare programs, including Medicaid, Children’s Health Insurance Program (“CHIP”), Medicaid expansion programs and Medicare Advantage.

As of September 30, 2011, we provided a number of healthcare products through publicly funded programs to approximately 1,997,000 members in Texas, Georgia, Florida, Tennessee, Maryland, New Jersey, New York, Nevada, Ohio, Virginia and New Mexico. From a product standpoint, we had enrollment of 1,405,000 members in our Temporary Assistance for Needy Families (“TANF”) program, 263,000 members in our CHIP program, 231,000 members in our aged, blind and disabled (“ABD”) and long-term care (“LTC”) programs, 75,000 members in our FamilyCare program, and 23,000 members in our Medicare Advantage program.

Our success in establishing and maintaining strong relationships with government agencies, healthcare providers and our members has enabled us to retain existing contracts, obtain new contracts and establish and maintain a leading market position in many of the markets we serve. We continue to believe that managed healthcare remains the only proven mechanism to improve health outcomes for individuals while helping government agencies manage the fiscal viability of their healthcare programs. We are dedicated to offering real solutions that improve healthcare access and quality for our members, while proactively working to reduce the overall cost of care to taxpayers.

For the twelve-month period ended September 30, 2011, we generated revenues of $6.2 billion, net income of $243 million and Adjusted EBITDA of $460 million. For a reconciliation of net income to Adjusted EBITDA, which is a non-GAAP financial measure, see footnote 4 in “—Summary of Historical Financial Data”.

Our Credit Strengths

Leading Brand Position in Existing States

Based on membership, Amerigroup is the second largest Medicaid managed care provider and the largest pure-play Medicaid managed care company. We use our strong ties with local governments, communities and providers, along with our disease management programs, as a competitive advantage in the industry.

Our strong market positions across many of the 11 states where we operate provide us with a number of competitive advantages, including extended membership reach, economies of scale with overhead costs, and an ability to work with states to obtain actuarially sound rates. Moreover, states are increasingly looking to contract with managed care companies that are large scale, financially stable, and have a consistent track record.

Experience Working with Government Clients and Beneficiaries

We believe that we are better qualified and positioned than many of our competitors to meet the unique needs of our members and the government agencies with whom we contract because of our focus solely on recipients of publicly funded healthcare, medical management programs and community-based education and outreach programs. We combine medical, social and behavioral health services to help our members obtain quality healthcare in an efficient manner.

Positive Outlook for Medicaid Managed Care

Continued rising healthcare costs have resulted in Medicaid becoming a paramount issue for state budgets. Almost every state has balanced budget requirements, which means expenditures cannot exceed revenues. Medicaid expenditures have increased rapidly over the last few years driven by increased eligibility, an aging population and general medical cost trends. As Medicaid consumes more and more of the states’ limited dollars, states must either increase their tax revenues or reduce their total costs.

To reduce costs, states can either reduce funds allotted for Medicaid or spend less on other programs such as education or transportation. As the need for these programs has not abated, state governments must find ways to control rising Medicaid costs. We believe that the most effective way to control rising Medicaid costs is through managed care.

As a result, many states are moving to mandatory managed care for their Medicaid populations to provide an outsourced medical management alternative aimed at providing cost predictability and cost savings, and away from an unmanaged fee-for-service model that can be unpredictable and expensive.

Additionally, certain states have major initiatives underway in our core business areas — soliciting bids from managed care companies to cover the TANF and ABD populations. The ABD population represents approximately 25% of all Medicaid beneficiaries and approximately two-thirds of all costs. As a result, we believe Medicaid enrollment within managed care programs is likely to outpace the growth in the overall Medicaid beneficiary population, which has steadily increased over the past two decades.

We have identified 53 potential program opportunities that are anticipated to arise between 2012 and 2014 across new and existing markets representing approximately $50 billion in new program expenditures. This anticipated spending is in addition to the estimated $434 billion increase to the Medicaid program by 2019 as a result of the Affordable Care Act.

We believe we are well positioned to capitalize on these trends in Medicaid managed care given our leading market position and expertise in medical management. Many of the opportunities for enrollment growth exist in markets where we already operate.

Superior Track Record in Winning and Retaining Contracts

We have a strong track record of retaining and winning contracts to expand our business, including significant recent awards in Texas and Louisiana. We believe we have been successful in bidding for these and other contracts and implementing new products, primarily due to our ability to facilitate access to quality healthcare services as well as manage and reduce costs. Our education and outreach programs, our disease and medical management programs and our information systems benefit the individuals and communities we serve while providing the government with predictable costs.

We believe that our ability to obtain additional contracts and expand our service areas within a state results primarily from our ability to facilitate access to quality care, while managing and reducing costs, and our customer-focused approach to working with government agencies.

In August 2011, we won our bid to largely retain and expand our business in Texas, which will allow Amerigroup to remain the largest Medicaid health plan in the state. While we are still awaiting final rates, we estimate that this award represents over $1 billion in incremental annualized revenue.

Pending final contract negotiations, we anticipate beginning operations for new markets and products in early 2012.

In addition, on July 25, 2011, the Louisiana Department of Health and Hospitals (“DHH”) announced that Amerigroup was one of five managed care organizations selected through competitive procurement to offer healthcare coverage to Medicaid recipients in Louisiana. The State indicated that the managed care organizations will enroll collectively approximately 900,000 members statewide, including children and families in TANF, as well as people with disabilities. Of the five managed care organizations selected, we are one of three providers that will offer services on a full-risk basis. We anticipate beginning operations in early 2012, subject to resolution of the state court challenge that has been filed.

Strong Cash Flow Generation and Conservative Balance Sheet

We are able to generate significant cash flow from our operations. We generated cash flow from operations of $402 million and $147 million for the years ended December 31, 2010 and 2009, respectively and $243 million and $203 million for the nine months ended September 30, 2011 and 2010, respectively.

In addition, each of our active subsidiaries maintains statutory net worth in excess of the required minimums for its respective state. As of June 30, 2011, we had $913 million of statutory net worth across our subsidiaries, an excess of $569 million over the cumulative state minimum requirement. Our cumulative statutory net worth is approximately 2.7 times the cumulative state minimum requirement of $344 million.

Experienced Management Team, with Culture of Conservative Financial Management

Our management team has significant managed care experience, and has produced strong financial results. Under the leadership of our current CEO James G. Carlson, who has over 30 years of experience in health insurance, we have more than doubled the number of state Medicaid programs we serve and grown revenues from $1.6 billion in 2003 to $5.8 billion in 2010.

Our Strategy

Our objective is to become the leading managed care organization in the U.S. focused on serving people who receive healthcare benefits through publicly sponsored programs. To achieve this objective we intend to:

Increase our membership in existing and new markets through internal growth, acquisitions, and new business wins.

We intend to increase our membership in new and existing markets through initial procurement or reprocurement, acquisitions and organic growth. Since 1994, we have expanded through winning requests for proposals (“RFPs”), developing products and markets, negotiating contracts with various government agencies and through the acquisition of health plans. Our subsidiaries have grown through organic membership increases, the acquisition of contract rights and related assets and bidding successfully on procurements.

Capitalize on our experience working in partnership with governments.

We continually strive to be an industry-recognized leader in government relations and an important resource for our government customers. For example, we have a dedicated legislative affairs team with experience at the federal, state and local levels. We are, and intend to continue to be, an active and leading participant in the formulation and development of new policies and programs for publicly sponsored healthcare benefits. This enables us to competitively expand our service areas and to implement new products.

Focus on our “medical home” concept to provide quality, cost-effective healthcare.

We believe that the care the Medicaid population has historically received can be characterized as uncoordinated, episodic and short-term focused. In the long-term, this approach is less desirable for the patient and more expensive for the state.

Our approach to serving the Medicaid population is based on offering a comprehensive range of medical, behavioral and social services intended to improve the well-being of the member while lowering the overall cost of providing benefits. Unlike traditional Medicaid, each of our members has a primary contact, usually a primary care physician (“PCP”), to coordinate and administer the provision of healthcare, as well as enhanced benefits, such as 24-hour on-call nurses. We refer to this coordinated approach as a “medical home”.

Increase coverage of Medicaid LTC.

Medicaid LTC is a large and growing state expenditure. States are increasingly focused on managing this cost, which provides us the opportunity to employ our managed care solutions to limit costs and improve outcomes. In 2010, we had over 22,000 members and revenues of over $750 million in our managed LTC products. We currently provide managed LTC solutions in Florida, New Mexico, New York, Tennessee, and Texas. We believe the managed LTC market is underpenetrated, and we aim to both grow our share in new markets, as well as within our existing markets.

Increase coverage of dual eligibles.

Dual eligibles constitute a disproportionate percentage of Medicare and Medicaid expenses. For example, dual eligibles represent 15% of the Medicaid population and approximately 40% of all Medicaid costs. Similarly, dual eligibles represent approximately 20% or greater of the Medicare population and greater than 35% of all Medicare costs. Dual eligibles provide an opportunity for significant cost savings, leading states to explore managed care solutions. We believe our products can reduce costs and provide better care for dual eligibles.

Utilize provider collaboration to improve quality and reduce costs.

The essence of our product is the relationship we have with the physician and what we do to influence the cost and quality of care. Our core belief is that physicians ultimately control the cost and quality of care. As a result, we have worked to develop deep relationships with the highest quality, most affordable providers to achieve the improved outcomes for our members. Through financial incentives based on quality outcomes and enhanced patient information sharing, we are able to improve clinical quality and lower medical costs.

Our Industry

We serve people who receive healthcare benefits through publicly funded healthcare programs. Based on U.S. Census Bureau data and estimates from the Centers for Medicare & Medicaid Services (“CMS”) Office of the Actuary, it is estimated that in 2010 the United States had a population of approximately 310 million, of which approximately 106 million people were covered by publicly funded healthcare programs.

Included in this population were approximately 54 million people covered by the joint state and federally funded Medicaid program; approximately 47 million people covered by the federally funded Medicare program; and approximately six million people covered by the joint state and federally funded CHIP program. Approximately 50 million Americans were uninsured in 2010, as of the most recent census data.

Medicaid, CHIP and FamilyCare

Medicaid was established by the 1965 amendments to the Social Security Act of 1935, which created a joint federal-state program. CHIP, created by federal legislation in 1997, is a state and federally funded program that provides healthcare coverage to children not otherwise covered by Medicaid or other insurance programs, thereby enabling a segment of the large uninsured population in the U.S. to receive healthcare benefits. In 2010, estimated Medicaid and CHIP spending was $413 billion. Almost two-thirds of Medicaid funding in 2010 came from the federal government, with the remainder coming from state governments.

Under traditional Medicaid programs, payments were made directly to providers after delivery of care. Recipients received care from disparate sources, as opposed to being cared for in a systematic way. The delivery of episodic healthcare under the traditional Medicaid program limited the ability of states to provide quality care, implement preventive measures and control healthcare costs. In response to rising healthcare costs and in an effort to ensure quality healthcare, the Federal government has expanded the ability of state Medicaid agencies to explore, and, in some cases, mandate the use of managed care for Medicaid beneficiaries.

We continue to believe that there are two current trends in Medicaid. First, certain states have major initiatives underway in our core business areas — soliciting bids from managed care companies to cover the TANF and ABD populations. The ABD population represents approximately 25% of all Medicaid beneficiaries and approximately two-thirds of all costs. Second, the Affordable Care Act endeavors to provide coverage to those who are currently uninsured. The Affordable Care Act provides comprehensive changes to the U.S. healthcare system, which will be phased in at various stages over the next several years. Among other things, the Affordable Care Act is intended to provide health insurance to approximately 32 million uninsured individuals, of whom approximately 16 to 20 million are expected to obtain health insurance through the expansion of the Medicaid program beginning in 2014.

CHIP currently has approximately six million people enrolled nationwide and was recently expanded under a law signed on February 4, 2009 to reauthorize and expand the program. The expanded program is expected to cover up to 12 million people by 2013, about four million of whom would have been otherwise uninsured, and provide an additional $43.9 billion in funding over a four and a half year period ending in 2013.

FamilyCare encompasses a variety of Medicaid expansion programs that have been developed in several states. For example, New Jersey’s FamilyCare program is a voluntary state and federally funded Medicaid expansion health insurance program created to help low income uninsured families, single adults and couples without dependent children obtain affordable healthcare coverage.

Medicare Advantage

The Social Security Act of 1965 also created the Medicare program which provides healthcare coverage primarily to individuals age 65 or older as well as to individuals with certain disabilities. Unlike the federal-state partnership of Medicaid, Medicare is solely a federal program. The Medicare Modernization Act of 2003 instituted the Medicare prescription drug benefit and expanded managed care for Medicare beneficiaries by allowing the establishment of new kinds of Medicare plans to provide coordinated care options for Medicare beneficiaries. Some Medicare Advantage plans focus on Medicare beneficiaries with special needs, including plans focusing on: beneficiaries who are institutionalized in long-term care facilities; dual eligibles (those who are eligible for both Medicare and Medicaid benefits); and individuals with chronic conditions. We believe that the coordination of care offered by managing both the Medicare and Medicaid benefits brings better integration of services for members and significant cost savings with increased accountability for patient care.

Our Markets

We serve members who receive health care benefits through our contracts with the regulatory entities in the jurisdictions in which we operate. The following table sets forth our entry year in such jurisdictions as well as the approximate number of members we served and the products we offered as of September 30, 2011.

		Membership
		As of	Products Currently Offered
		September 30,					Medicare
State	Entry Year	2011	TANF	CHIP	ABD	FamilyCare	Advantage

Texas	1996	611,000	✓	✓	✓		✓
Georgia	2006	263,000	✓	✓		✓
Florida	2003	254,000	✓	✓	✓		✓
Tennessee	2007	207,000	✓		✓		✓
Maryland	1999	207,000	✓	✓	✓	✓	✓
New Jersey	1996	140,000	✓	✓	✓	✓	✓
New York	2005	110,000	✓	✓	✓	✓	✓
Nevada	2009	85,000	✓	✓		✓
Ohio	2005	58,000	✓
Virginia	2005	40,000	✓	✓	✓
New Mexico	2008	22,000			✓		✓

Recent Developments

On October 25, 2011, we signed an agreement to purchase substantially all of the operating assets and contract rights of Health Plus, one of the largest Medicaid prepaid health services plans in New York for $85.0 million. Health Plus currently serves approximately 320,000 members in New York State’s Medicaid, Family Health Plus and Child Health Plus programs, as well as the federal Medicare Advantage program. We intend to fund the purchase price through available cash, which may include the proceeds from the notes offered hereby. The transaction is subject to regulatory approvals and other closing conditions and is expected to close in the first half of 2012, although there can be no assurance as to the timing of consummation of this transaction or that this transaction will be consummated at all.

Company Information

Amerigroup was incorporated in Delaware on December 9, 1994 as AMERICAID Community Care. Our common stock is listed on the New York Stock Exchange under the symbol “AGP”. Our principal offices are located at 4425 Corporation Lane, Virginia Beach, Virginia 23462 and the telephone number is 757-321-3597. Our internet address is www.amerigroupcorp.com. Information on our website does not constitute a part of, and is not incorporated into, this prospectus supplement.

Organizational Structure

*	As of the issue date of the notes, none of our subsidiaries will guarantee the notes. We are registered under state laws as an insurance holding company system in all of the jurisdictions in which we do business. To the extent permitted under such laws and related regulations, we would need prior approval by the state regulators in order for our subsidiaries to guarantee the notes. We have not sought, nor do we intend to seek, such approval. In the future, the notes will be fully and unconditionally guaranteed on a senior basis by each of our U.S. subsidiaries that becomes a guarantor of our other debt. See “Description of Notes—Limitation on Issuances of Guarantees of Indebtedness”.

**	Excludes dormant entities.

THE OFFERING

The following summary contains the principal terms of the notes. This summary does not contain all of the information that may be important to you in making a decision to invest in the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the entire prospectus supplement, including the financial data and related notes, and the sections entitled “Description of Notes”, “Risk Factors” and “Forward-Looking Statements”.

Issuer	AMERIGROUP Corporation.

Notes Offered	$400.0 million in aggregate principal amount of 7.50% Senior Notes due 2019. At our direction, the underwriter has agreed to allocate approximately $3.2 million in aggregate principal amount of the notes to certain members of our Board of Directors and our management for purchase at a purchase price per note equal to the offering price set forth on the cover page of this prospectus supplement.

Maturity	The notes will mature on November 15, 2019.

Interest Rate	The notes will bear interest at a rate of 7.50% per annum. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Payment Dates	Interest on the notes will be payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2012.

Guarantees	As of the issue date of the notes, none of our subsidiaries will guarantee the notes. As a result, the notes will be structurally subordinated to all indebtedness and other liabilities (including medical claims liability, accounts payable and accrued expenses, unearned revenue and other long-term liabilities) of our subsidiaries unless our subsidiaries become guarantors of the notes. We are registered under state laws as an insurance holding company system in all of the jurisdictions in which we do business. To the extent permitted under such laws and related regulations, we would need prior approval by the state regulators in order for our subsidiaries to guarantee the notes. We have not sought, nor do we intend to seek, such approval.

In the future, the notes will be fully and unconditionally guaranteed on a senior basis by each of our U.S. subsidiaries that becomes a guarantor of our other debt. See “Description of Notes — Limitation on Issuances of Guarantees of Indebtedness”.

Ranking	The notes will be our senior unsecured obligations. The notes will rank equally in right of payment with all of our existing and future indebtedness that is not expressly subordinated thereto, senior in right of payment to any future indebtedness that is expressly subordinated in right of payment thereto and effectively junior to our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. In addition, the notes will be structurally subordinated to all indebtedness of our subsidiaries (unless our subsidiaries become guarantors of the notes).

As of September 30, 2011, as adjusted to give effect to this offering and the use of proceeds therefrom, including the repayment at or prior to maturity of all of our outstanding 2.0% Convertible Senior Notes, we would have had approximately $400.0 million of indebtedness outstanding, and our subsidiaries had approximately $821.7 million of liabilities outstanding, including claims payable, unearned revenue, contractual refunds payable, accounts payable and accrued expenses (excluding intercompany liabilities) as well as approximately $17.4 million in issued and undrawn letters of credit. As of September 30, 2011, our subsidiaries held cash, investments and investments on deposit of $1,550.2 million.

Optional Redemption	Prior to November 15, 2014, we may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of certain equity offerings at the redemption price set forth in this prospectus supplement, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. See “Description of Notes — Optional Redemption”.

Prior to November 15, 2015, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date and a “make-whole premium” as described in this prospectus supplement. See “Description of Notes — Optional Redemption”.

On or after November 15, 2015, we may redeem all or a portion of the notes at any time at the redemption prices set forth in this prospectus supplement, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. See “Description of Notes — Optional Redemption”.

Change of Control Offer	If we experience certain change of control events, we must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. See “Description of Notes — Repurchase at the Option of Holders — Change of Control”.

Asset Sale Offer	If we sell assets under certain circumstances we must offer to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. See “Description of Notes — Repurchase at the Option of Holders — Asset Sales”.

Restrictive Covenants	The indenture that will govern the notes will contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness and issue preferred stock;

• pay dividends or make other distributions;

• make other restricted payments and investments;

• sell assets, including capital stock of restricted subsidiaries;

• create certain liens;

• incur restrictions on the ability of restricted subsidiaries to pay dividends or make other payments, and in the case of our subsidiaries, guarantee indebtedness;

• engage in transactions with affiliates;

• create unrestricted subsidiaries; and

• merge or consolidate with other entities.

These covenants will be subject to a number of important exceptions and qualifications, including the fall away or revision of certain of these covenants upon the notes receiving an investment grade credit rating. See “Description of Notes — Certain Covenants”.

No Established Trading Market	The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. Although the underwriter has informed us that it intends to make a market in the notes, it is not obligated to do so, and may discontinue any such market making at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.

Form and Denominations	The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will be book-entry only and registered in the name of a nominee of the Depository Trust Company (“DTC”). Investors may elect to hold interests in the notes through Clearstream Banking, S.A., or Euroclear Bank S.A./ N.V., as operator of the Euroclear system, if they are participants in those systems or indirectly through organizations that are participants in those systems.

Use of Proceeds	We estimate the net proceeds from the issuance and sale of the notes offered hereby, after deducting the underwriting discount and commission and estimated offering expenses, will be approximately $394.3 million. We intend to use a portion of the net proceeds from this offering to repay at or prior to maturity the outstanding aggregate principal amount of our 2.0% Convertible Senior Notes due May 15, 2012 (the “2.0% Convertible Senior Notes”). As of September 30, 2011, there was $259.9 million aggregate principal amount of our 2.0% Convertible Senior Notes outstanding. The net remaining proceeds will be used for general corporate purposes, including acquisitions and/or business development opportunities which may include the funding of statutory capital commensurate with growth and funding of our recently announced acquisition of the operating assets and contract rights of Health Plus. See “Use of Proceeds”.

Risk Factors

You should refer to the section of this prospectus supplement entitled “Risk Factors” and the other information included and incorporated by reference in this prospectus supplement for a discussion of the factors you should carefully consider before deciding to invest in the notes, including factors affecting forward-looking statements.

SUMMARY OF HISTORICAL FINANCIAL DATA

Our summary historical consolidated financial information as of and for the calendar years ended December 31, 2008, 2009 and 2010 has been derived from our audited Consolidated Financial Statements and notes thereto included elsewhere in this prospectus supplement. Our summary historical unaudited condensed consolidated financial information as of and for the nine months ended September 30, 2010 and 2011 has been derived from our unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus supplement. The summary historical financial information for the twelve months ended September 30, 2011 has been prepared by combining the information for the year ended December 31, 2010 with the information for the nine months ended September 30, 2011 and subtracting the information for the nine months ended September 30, 2010. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto and, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the unaudited interim periods. The results for any interim period are not necessarily indicative of results that may be expected for a full year. You should read the following summary financial information in conjunction with the Consolidated Financial Statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement. Totals in the table below may not equal the sum of individual line items as all line items have been rounded to the nearest decimal.

						Twelve Months
	Year Ended			Nine Months Ended		Ended
	December 31,			September 30,		September 30,
	2008(1)	2009(2)	2010(3)	2010(3)	2011(3)	2011(3)
	(In millions)

Statement of operations:
Revenues:
Premium	$4,366.4	$5,159.0	$5,783.5	$4,285.5	$4,659.7	$6,157.7
Investment income and other	71.4	29.1	22.8	18.5	12.3	16.6

Total revenues	4,437.8	5,188.1	5,806.3	4,304.1	4,672.0	6,174.2

Expenses:
Health benefits	3,618.3	4,407.3	4,722.1	3,517.7	3,881.4	5,085.8
Selling, general and administrative	435.9	394.1	452.1	332.4	369.5	489.2
Premium tax	93.8	134.3	143.9	105.0	122.1	161.0
Depreciation and amortization	37.4	34.7	35.0	26.4	27.7	36.3
Litigation settlement	234.2	—	—	—	—	—
Interest	20.5	16.3	16.0	12.0	12.5	16.5

Total expenses	4,440.0	4,986.7	5,369.1	3,993.5	4,413.3	5,788.9

(Loss) income before income taxes	(2.3)	201.4	437.2	310.6	258.7	385.3
Income tax expense	54.4	52.1	163.8	116.9	95.9	142.8

Net (loss) income	$(56.6)	$149.3	$273.4	$193.7	$162.8	$242.5

	December 31,			September 30,
	2008	2009	2010	2010	2011
	(In millions)

Selected balance sheet data:
Cash and cash equivalents	$763.3	$505.9	$763.9	$490.6	$638.5
Short-term investments, long-term investments and investments on deposit for licensure	669.1	951.5	984.0	1,073.6	1,209.6
Goodwill	249.3	249.3	260.5	260.5	260.5
Total assets	1,955.7	1,999.6	2,283.4	2,161.1	2,459.4
Claims payable	536.1	529.0	510.7	521.8	544.5
Long-term debt, including amounts due within one year	269.5	235.1	245.8	243.1	254.2
Total stockholders’ equity	872.7	984.4	1,165.6	1,094.8	1,246.2

						As of,
						or for the
						Twelve Months
	Year Ended			Nine Months Ended		Ended,
	December 31,			September 30,		September 30,
	2008	2009	2010	2010	2011	2011
	(In millions)

Other financial data:
Adjusted EBITDA(4)	$309.1	$262.5	$503.8	$359.5	$315.6	$459.8
Pro forma notional debt(5)						400.0
Ratio of Pro forma notional debt to Adjusted EBITDA(4)(5)						0.9	x
Ratio of Adjusted EBITDA to Pro forma interest expense(4)(5)(6)						15.3	x

(1)	Included in the results of operations for the year ended December 31, 2008 are the following items of note:

•	Litigation settlement net of the related tax benefit of $199.6 million resulting in a net loss for the year.

•	Non-cash interest of $9.3 million resulting from the accretion of the discount on our 2.0% Convertible Senior Notes.

(2)	Included in the results of operations for the year ended December 31, 2009 are the following items of note:

•	Non-cash interest of $10.0 million resulting from the accretion of the discount on our 2.0% Convertible Senior Notes.

•	Tax benefit of $22.5 million related to a litigation settlement recorded in 2008 resulting from a pre-filing agreement with the Internal Revenue Service regarding the tax treatment thereof.

(3)	Included in the results of operations for the years ended December 31, 2010, the nine months ended September 30, 2010, the nine months ended September 30, 2011 and the twelve months ended September 30, 2011 is non-cash interest resulting from the accretion of the discount on our 2.0% Convertible Senior Notes of $10.6 million, $8.0 million, $8.5 million and $11.2 million, respectively.

(4)	Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA are being presented as supplemental measures of our operating performance. EBITDA is defined as net income plus interest expense, income taxes and depreciation and amortization. Adjusted EBITDA excludes: litigation settlement recorded in 2008; non-cash compensation expense related to share-based payments for each period presented; impairment of goodwill related to the termination of certain contracts in West Tennessee and the District of Columbia in 2008; a gain on the sale of our South Carolina contract rights in 2009; gain on the sale of certain trademarks in 2010. Below is a reconciliation of net income to EBITDA and Adjusted EBITDA for the periods indicated:

						Twelve Months
	Year Ended			Nine Months Ended		Ended
	December 31,			September 30,		September 30,
	2008	2009	2010	2010	2011	2011
	(In millions)

Net (loss) income	$(56.6)	$149.3	$273.4	$193.7	$162.8	$242.5

Add:
Interest	20.5	16.3	16.0	12.0	12.5	16.5
Income tax expense	54.4	52.1	163.8	116.9	95.9	142.8
Depreciation and amortization	37.4	34.7	35.0	26.4	27.7	36.3

EBITDA	55.7	252.4	488.2	349.0	298.9	438.1
Adjustments
Litigation settlement	234.2	—	—	—	—	—
Compensation expense related to share-based payments	10.4	15.9	19.6	14.6	16.7	21.7
Impairment of goodwill	8.8	—	—	—	—	—
Gain on sale of contract rights	—	(5.8)	—	—	—	—
Gain on sale of trademarks	—	—	(4.0)	(4.0)	—	—

Adjusted EBITDA	$309.1	$262.5	$503.8	$359.6	$315.6	$459.8

In addition to disclosing our financial results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), we have disclosed the above non-GAAP results in order to supplement investors’ and other readers’ understanding and assessment of our financial performance. Our management uses these measures internally for forecasting, budgeting and measuring our operating performance. In addition, we believe that including EBITDA and supplemental adjustments applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors and other readers to assess our ability to incur additional indebtedness. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most closely applicable GAAP measure and should consider non-GAAP financial measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

(5)	The calculation of Pro forma notional debt assumes (i) the issuance of $400.0 million aggregate principal amount of the notes offered hereby and (ii) the repayment of our 2.0% Convertible Senior Notes with a portion of the net proceeds of the offering of the notes, in each case, as of September 30, 2011, and reflects the notes at their face amount.

(6)	The calculation of the ratio of Adjusted EBITDA to Pro forma interest expense assumes (i) the issuance of $400.0 million aggregate principal amount of the notes at an interest rate of 7.50% per annum and (ii) the repayment of our 2.0% Convertible Senior Notes with a portion of the net proceeds of the offering of the notes, in each case, as of the beginning of the twelve-month period ended September 30, 2011. As a result, for purposes of such ratio, Pro forma interest expense for the twelve-month period ended September 30, 2011 is estimated to be $30.0 million.

Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

Pro Forma
						Nine Months			Nine Months
	Year Ended					Ended		Year Ended	Ended
	December 31,					September 30,		December 31,	September 30,
	2006	2007	2008	2009	2010	2010	2011	2010(2)	2011(2)
Ratio of Earnings to Fixed Charges(1)	35.5x	7.6x	0.9x	9.3x	20.4x	19.4x	15.7x	12.8x	10.2x

(1)	For the purpose of computing the Ratio of Earnings to Fixed Charges, earnings consist of income before provision for income taxes and before adjustment for fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental expense we believe to be representative of interest (which we estimate to be approximately 33%).

(2)	The calculation of the Ratio of Earnings to Fixed Charges for the pro forma periods presented assumes (i) the issuance of $400.0 million aggregate principal amount of the notes offered hereby and (ii) the repayment of our 2.0% Convertible Senior Notes with a portion of the net proceeds of the offering of the notes, in each case, as of the beginning of the respective periods. As a result, Pro forma interest expense of $30.0 million and $22.5 million is used for purposes of the calculation of the Pro forma Ratio of Earnings to Fixed Charges for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively.

RISK FACTORS

Any investment in our notes involves a high degree of risk. You should carefully consider the risks described below as well as the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, and in other documents that we have filed or subsequently file with the SEC that are incorporated by reference into this prospectus supplement. Other risks and uncertainties not presently known to us or that we currently deem immaterial may also materially adversely affect us. If any of such risks actually occur, you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements”.

Risks Related to our Business

Our inability to manage medical costs effectively could reduce our profitability.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Changes in healthcare regulations and practices, level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics, pandemics, such as the H1N1 virus in 2009, new medical technologies and other external factors, including general economic conditions such as inflation levels or natural disasters, are beyond our control and could reduce our ability to predict and effectively control the costs of healthcare services. Although we attempt to manage medical costs through a variety of techniques, including various payment methods to PCPs and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, and our information systems and reinsurance arrangements, we may not be able to manage costs effectively in the future. In addition, new products or new markets, such as our expansion in Fort Worth, Texas to offer managed care services to ABD members in 2011 and our further planned expansion into Louisiana and rural service areas in Texas, among others, in 2012, could pose new and unexpected challenges to effectively manage medical costs. It is possible that there could be an increase in the volume or value of appeals for claims previously denied and claims previously paid to out-of-network providers could be appealed and subsequently reprocessed at higher amounts. This would result in an adjustment to health benefits expense. If our costs for medical services increase, our profits could be reduced, or we may not remain profitable.

We maintain reinsurance to help protect us against individually severe or catastrophic medical claims, but we can provide no assurance that such reinsurance coverage will be adequate or available to us in the future or that the cost of such reinsurance will not limit our ability to obtain appropriate levels of coverage.

Our limited ability to accurately predict our incurred but not reported medical expenses has in the past and could in the future materially impact our reported results.

Our health benefits expense includes estimates of the cost of claims for services rendered to our members that are yet to be received, or incurred but not reported (“IBNR”), including claims that have been received but not yet processed through our claims system. We estimate our IBNR health benefits expense based on a number of factors, including authorization data, prior claims experience, maturity of markets, complexity and mix of products and stability of provider networks. Adjustments, if necessary, are made to health benefits expense in the period during which the actual claim costs are ultimately determined or when underlying assumptions or factors used to estimate IBNR change. We cannot be sure that our current or future IBNR estimates are adequate or that any further adjustments to such IBNR estimates will not significantly harm or benefit our results of operations. Further, our inability to accurately estimate IBNR may also affect our ability to take timely corrective actions, further exacerbating the extent of the impact on our results of operations. Though we employ substantial efforts to estimate our IBNR at each reporting date, we can give no assurance that the ultimate results will not materially differ from our estimates resulting in a material increase or decrease in our health benefits expense in the period such difference is determined. New products or new markets, such as our recent and planned expansions in the Louisiana and Texas markets, or significant volatility in membership enrollment and healthcare service utilization patterns, could pose new and unexpected challenges to effectively predict health benefits expense.

We derive a majority of our premium revenues and net income from a small number of states, in particular, the State of Texas, and if we fail to retain our contracts in those states, or if the conditions in those states change, our business and results of operations may suffer.

We earn substantially all of our revenues by serving members who receive healthcare benefits through contracts with government agencies in the jurisdictions in which we operate. For the year ended December 31, 2010, our Texas contract represented approximately 23% of our premium revenues and our Tennessee, Georgia and Maryland contracts represented approximately 15%, 12% and 11% of our premium revenues, respectively, and for the nine months ended September 30, 2011, our Texas contract represented approximately 24% of our premium revenues and our Tennessee, Georgia and Maryland contracts represented approximately 15%, 12% and 11% of our premium revenues, respectively. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly as a result of significant premium rate reductions, a loss of a material contract, legislative actions, changes in Medicaid eligibility methodologies, catastrophic claims, an epidemic or pandemic, or an unexpected increase in medical service utilization, general economic conditions and similar factors in those states. Our inability to continue to operate in any of the states in which we currently operate, or a significant change in the nature of our existing operations, could adversely affect our business, financial condition, or results of operations.

Some of our contracts are subject to a re-bidding or re-application process. For example, the Georgia Department of Community Health (“GA DCH”) expects to begin reprocurement of its entire managed care program in the State of Georgia sometime in the forthcoming year. If we lost a contract through the re-bidding process, or if an increased number of competitors were awarded contracts in a specific market, our financial position, results of operations or cash flows in future periods could be materially and adversely affected.

Changes in the number of Medicaid eligible beneficiaries, or benefits provided to Medicaid eligible beneficiaries or a change in mix of Medicaid eligible beneficiaries could cause our operating results to suffer.

Historically, the number of persons eligible to receive Medicaid benefits has increased during periods of rising unemployment, corresponding to less favorable general economic conditions. This pattern has been consistent with our experience of significant membership growth during the recession that occurred during the past few years. However, during such economic downturns, available state budget dollars can and have decreased, causing states to attempt to cut healthcare programs, benefits and premium rates. If this were to happen while our membership was increasing, our results of operations could suffer. Macroeconomic conditions in recent years have resulted in such budget challenges in the states in which we operate, placing pressures on the premium rate-setting process. Conversely, the number of persons eligible to receive Medicaid benefits may grow more slowly or even decline as economic conditions improve, thereby causing our operating results to suffer. In either case, in the event that the Company experiences a change in product mix to less profitable product lines or the membership we serve becomes less profitable due to decreases in premium rates, our profitability could be negatively impacted.

Receipt of inadequate or significantly delayed premiums could negatively impact our revenues, profitability and cash flows.

Most of our revenues are generated by premiums consisting of fixed monthly payments per member. These premiums are fixed by contract and we are obligated during the contract period to facilitate access to healthcare services as established by the state governments. We have less control over costs related to the provision of healthcare services than we do over our selling, general and administrative expenses. Historically, our reported expenses related to health benefits as a percentage of premium revenue have fluctuated. For example, our expenses related to health benefits were 81.6%, 85.4% and 82.9% of our premium revenue for the years ended December 31, 2010, 2009 and 2008, respectively, and 83.3% and 82.1% for the nine months ended September 30, 2011 and 2010, respectively. If health benefits expense increases at a higher rate than premium increases, our results of operations would be impacted negatively. In addition, if there is a significant delay in premium rate increases provided by states to offset increasing health benefits expense, our financial position, results of operations and cash flows could be negatively impacted.

Premiums are generally contractually payable to us before or during the month for which we are obligated to provide services to our members. Our cash flow would be negatively impacted if premium payments are not made according to contract terms.

As participants in state and federal healthcare programs, we are subject to extensive fraud and abuse laws which may give rise to lawsuits and claims against us, and the outcome of these lawsuits and claims may have a material adverse effect on our financial position, results of operations and liquidity.

Our operations are subject to various state and federal healthcare laws commonly referred to as “fraud and abuse” laws, including the federal False Claims Act. Many states have false claims act statutes which mirror the provisions of the federal act. The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented to the federal government, a false or fraudulent claim for payment. Suits filed under the federal False Claims Act, known as “qui tam” actions, can be brought by any individual (known as a “relator” or, more commonly, “whistleblower”) on behalf of the government. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from the Medicaid, Medicare or other state or federal healthcare programs as a result of an investigation arising out of such action. In addition, the Deficit Reduction Act of 2005 (the “DRA”) encourages states to enact state versions of the federal False Claims Act that establish liability to the state for false and fraudulent Medicaid claims and that provide for, among other things, claims to be filed by qui tam relators.

In 2002, a former employee of our former Illinois subsidiary filed a qui tam action alleging that the subsidiary had submitted false claims under the Medicaid program by maintaining a scheme to discourage or avoid the enrollment into the health plan of pregnant women and other recipients with special needs. Following trial, the jury returned a verdict in favor of the relator and the court entered a judgment against the Company and its subsidiary. In August 2008, we settled this matter and paid the aggregate amount of $225.0 million as a settlement plus approximately $9.2 million to the former employee for legal fees.

Although we believe we are in substantial compliance with applicable healthcare laws, we can give no assurances that we will not be subject to additional federal False Claims Act suits in the future. Any violations of any applicable fraud and abuse laws or any federal False Claims Act suit against us could have a material adverse effect on our financial position, results of operations and cash flows.

Failure to comply with the terms of our government contracts could negatively impact our profitability and subject us to fines, penalties and liquidated damages.

We contract with various state governmental agencies and CMS to provide managed healthcare services. These contracts contain certain provisions regarding data submission, provider network maintenance, quality measures, continuity of care, call center performance and other requirements specific to state and program regulations. If we fail to comply with these requirements, we may be subject to fines, penalties and liquidated damages that could impact our profitability. Additionally, we could be required to file a corrective action plan with the state and we could be subject to fines, penalties and liquidated damages and additional corrective action measures if we did not comply with the corrective plan of action. Our failure to comply could also affect future membership enrollment levels. These limitations could negatively impact our revenues and operating results.

Changes in Medicaid or Medicare funding by the states or the federal government could substantially reduce our profitability.

Most of our revenues come from state government Medicaid premiums. The base premium rate paid by each state differs depending on a combination of various factors such as defined upper payment limits, a member’s health status, age, gender, county or region, benefit mix and member eligibility category. Future levels of Medicaid premium rates may be affected by continued government efforts to contain medical costs and may further be affected by state and federal budgetary constraints. Although it is not clear there is legislative support for any of the proposals, recent budget proposals for 2012 have suggested federal cuts to Medicaid funding (i.e., through block grants, modifications to the formula that calculates the federal Medical Assistance Percentage (“FMAP”) and other means) by as much as $1 trillion over 10 years. Changes to Medicaid programs could reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under such programs. States periodically consider reducing or reallocating the amount of money they spend for Medicaid. We believe that additional reductions in Medicaid payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation in the event of the unavailability of state funds. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required.

State governments generally are experiencing tight budgetary conditions within their Medicaid programs. Macroeconomic conditions in recent years have, and are expected to continue to, put pressure on state budgets as the Medicaid eligible population increases, creating more need and competing for funding with other state budget items. We anticipate this will require government agencies with whom we contract to find funding alternatives, which may result in reductions in funding for current programs and program expansions, contraction of covered benefits, limited or no premium rate increases or premium decreases. If any state in which we operate were to decrease premiums paid to us, or pay us less than the amount necessary to keep pace with our cost trends, it could have a material adverse effect on our revenues and operating results.

Additionally, a portion of our premium revenues comes from CMS through our Medicare Advantage contracts. As a consequence, our Medicare Advantage plans are dependent on federal government funding levels. The premium rates paid to Medicare health plans are established by contract, although the rates differ depending on a combination of factors, including upper payment limits established by CMS, a member’s health profile and status, age, gender, county or region, benefit mix, member eligibility categories, and the member’s risk scores. The Affordable Care Act included significant cuts in payments to Medicare Advantage plans and restructured payments to Medicare Advantage plans by setting payments to different percentages of Medicare fee-for-service rates. The Affordable Care Act also froze 2011 benchmark rates at 2010 levels so that in 2011, Medicare Advantage plans did not receive rate increases to account for recent healthcare cost increases or Medicare physician payment increases enacted since the implementation of 2010 Medicare Advantage benchmarks. Phase-in for this revised payment schedule will last for three years for plans in most areas, and last as long as four to six years for plans in other areas.

Through a combination of the Affordable Care Act and a CMS Demonstration Project, beginning in 2012, Medicare Advantage plans can earn a bonus payment if the plan receives three or more stars (based on that year’s applicable five-star quality rating system for Medicare Advantage plans). Under proposed regulations that may become effective, beginning with the 2013 Star rating, plans that receive fewer than three stars in three consecutive years may be terminated from the Medicare Advantage program and will not be eligible to participate in the program again for 38 months. As of September 30, 2011, two of our seven active Medicare Advantage plans had not received star ratings and the remaining five active plans had received ratings of 2.5 out of five stars. Although we have implemented initiatives to improve the star ratings of the plans that have received them to at least three out of five stars, there can be no assurance that we will be successful in improving the star ratings for any or all of our Medicare Advantage plans.

In addition, continuing government efforts to contain healthcare related expenditures, including prescription drug costs, and other federal budgetary constraints that result in changes in the Medicare program, including with respect to funding, could lead to reductions in the amount of reimbursement, elimination of coverage for certain benefits or mandate additional benefits, and reductions in the number of persons enrolled in or eligible for Medicare, which in turn could reduce the number of beneficiaries enrolled in our health plans and have a material adverse effect on our revenues and operating results.

Lastly, CMS has conducted Risk Adjustment Data Validation (“RADV”) audits to review the diagnosis code information provided by managed care companies for medical records in support of the reported diagnosis codes. These audits were performed on a sample basis across all Medicare Advantage plans. In 2009, CMS announced an expansion of these audits to include targeted or contract specific audits. These audits will cover calendar year 2009 and 2010 contract years with the intent of determining an error rate from a selected sample and extrapolating that error to determine any overpayments made to the Medicare Advantage plan. The payment error calculation methodology is currently proposed and CMS has requested comments on the proposed methodology. To date, we have not been notified that any of our Medicare Advantage plans have been selected for audit. If we are selected for audit and the payment error calculation methodology is employed as proposed, we could be subject to an assessment for overpayment of premium for the years under audit due to the inherent judgment required when reviewing medical records and those assessments could be significant.

Delays in program expansions or contract changes could negatively impact our business.

In any program start-up, expansion, or re-bid, the implementation of the contract as designed may be affected by factors beyond our control. These include political considerations, network development, contract appeals, membership assignment (allocation for members who do not self-select) and errors in the bidding process, as well as difficulties experienced by other private vendors involved in the implementation, such as enrollment brokers. Our business, particularly plans for expansion or increased membership levels, could be negatively impacted by these delays or changes.

If a state fails to renew its federal waiver application for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

States may only mandate Medicaid enrollment into managed care under federal waivers or demonstrations. Waivers and programs under demonstrations are approved for two-year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If a state does not renew its mandated program or the federal government denies the state’s application for renewal, our business could suffer as a result of a likely decrease in membership.

We rely on the accuracy of eligibility lists provided by state governments, and in the case of our Medicare Advantage members, by the federal government. Inaccuracies in those lists could negatively affect our results of operations.

Premium payments to us are based upon eligibility lists produced by government enrollment data. From time-to-time, governments require us to reimburse them for premiums paid to us based on an eligibility list that a government later determines contained individuals who were not in fact eligible for a government sponsored program, were enrolled twice in the same program or were eligible for a different premium category or a different program. Alternatively, a government could fail to pay us for members for whom we are entitled to receive payment. These reimbursements and recoupments can be significant in a given period and have occurred in periods that are significantly after the original date of eligibility. Our results of operations could be adversely affected as a result of such reimbursement to the government or inability to receive payments we are due if we had made related payments to providers and were unable to recoup such payments from the providers.

Our inability to operate new business opportunities at underwritten levels could have a material adverse effect on our business.

In underwriting new business opportunities we must estimate future health benefits expense. We utilize a range of information and develop numerous assumptions. The information we use can often include, but is not limited to, historical cost data, population demographics, experience from other markets, trend assumptions and other general underwriting factors. The information we utilize may be inadequate or not applicable and our assumptions may be incorrect. If our underwriting estimates are incorrect, our cost experience could be materially different than expected. If costs are higher than expected, our operating results could be adversely affected.

Our inability to maintain good relations with providers could harm our profitability or subject us to material fines, penalties or sanctions.

We contract with providers as a means to assure access to healthcare services for our members, to manage healthcare costs and utilization, and to better monitor the quality of care being delivered. In any particular market, providers could refuse to contract with us, demand higher payments, or take other actions which could result in higher healthcare costs, disruption to provider access for current members, or difficulty in meeting regulatory or accreditation requirements.

Our profitability depends, in large part, upon our ability to contract on favorable terms with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians and specialists usually are for two-year periods and automatically renew for successive one-year terms, subject to termination by us for cause based on provider conduct or other appropriate reasons. The contracts generally may be canceled by either party without cause upon 60 to 120 days prior written notice. Our contracts with hospitals are usually for one- to two-year periods and automatically renew for successive one-year periods, subject to termination for cause due to provider misconduct or other appropriate reasons. Generally, our hospital contracts may be canceled by either party without cause on 60 to 120 days prior written notice. There can be no assurance that we will be able to continue to renew such contracts or enter into new contracts enabling us to service our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our providers, we may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts, or enter into new provider contracts timely or on favorable terms, our profitability could be adversely affected. In some markets, certain providers, particularly hospitals, physician/hospital organizations and some specialists, may have significant market positions. If these providers refuse to contract with us or utilize their market position to negotiate favorable contracts to themselves, our profitability could be adversely affected.

Some providers that render services to our members have not entered into contracts with our health plans (out-of-network providers). In those cases, there is no pre-established understanding between the out-of-network provider and the health plan about the amount of compensation that is due to the provider. In some states, with respect to certain services, the amount that the health plan must pay to out-of-network providers for services provided to our members is defined by law or regulation, but in certain instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances, we generally pay out-of-network providers based on our standard out-of-network fee schedule. Out-of-network providers may believe they are underpaid for their services and may either litigate or arbitrate their dispute with the health plan. The uncertainty of the amount to pay and the possibility of subsequent adjustment of the payment could adversely affect our financial position, results of operations or cash flows.

We are required to establish acceptable provider networks prior to entering new markets and to maintain such networks as a condition to continued operation in those markets. If we are unable to retain our current provider networks, or establish provider networks in new markets in a timely manner or on favorable terms, our profitability could be harmed. Further if we are unable to retain our current provider networks, we may be subject to material fines, penalties or sanctions from state or federal regulatory authorities, including but not limited to monetary fines, enrollment freezes and/or termination of our state or federal contracts.

Our inability to integrate, manage and grow our information systems effectively could disrupt our operations.

Our operations are significantly dependent on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

We operate our markets through integrated information technology systems for our financial, claims, customer service, care management, encounter management and sales/marketing systems. The ability to capture, process, enable local access to data and translate it into meaningful information is essential to our ability to operate across a multi-state service area in a cost efficient manner. Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, any acquisition activity requires migrations to our platform and the integration of various information systems. We are continually upgrading and expanding our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses.

Failure of a business in a new state or market could negatively impact our results of operations.

Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority and obtain a state contract in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to process claims. If we are unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, the new business would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The costs associated with starting up the business could have a significant impact on our results of operations. In addition, if the new business does not operate at underwritten levels, our profitability could be adversely affected.

Difficulties in executing our acquisition strategy or integrating acquired business could adversely affect our business.

Historically, acquisitions, including the acquisition of publicly funded program contract rights and related assets of other health plans, both in our existing service areas and in new markets, have been a significant factor in our growth. Although we cannot predict our rate of growth as the result of acquisitions with complete accuracy, we believe that acquisitions similar in nature to those we have historically executed, or other acquisitions we may consider, will continue to contribute to our growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. Furthermore, many of the sellers are interested in either (i) selling, along with their publicly funded program assets, other assets in which we do not have an interest; or (ii) selling their companies, including their liabilities, as opposed to just the assets of the ongoing business. Therefore, we cannot be sure that we will be able to complete acquisitions on terms favorable to us or that we can obtain the necessary financing for these acquisitions, particularly if the credit environment were to experience similar volatility and disruption to that over the last several years.

We are generally required to obtain regulatory approval from one or more state agencies when making these acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire new business, we would be required to obtain additional regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. There can be no assurance that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all.

In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate our acquisitions with our existing operations. This may include the integration of:

•	additional employees who are not familiar with our operations,

•	existing provider networks, which may operate on different terms than our existing networks,

•	existing members, who may decide to switch to another health plan, and

•	disparate information and record keeping systems.

We may be unable to successfully identify, consummate and integrate future acquisitions, including integrating the acquired businesses on to our technology platform, or to implement our operations strategy in order to operate acquired businesses profitably. There can be no assurance that incurring expenses to acquire a business will result in the acquisition being consummated. These expenses could adversely impact our selling, general and administrative expense ratio. If we are unable to effectively execute our acquisition strategy or integrate acquired businesses, our future growth will suffer and our results of operations could be harmed.

We are subject to competition that impacts our ability to increase our penetration of the markets that we serve.

We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional fee-for-service programs, primary care case management programs and other commercial Medicaid or Medicare only health plans. Some of the health plans with which we compete have substantially larger enrollments, greater financial and other resources and offer a broader scope of products than we do.

While many states mandate health plan enrollment for Medicaid eligible participants, including all of those in which we do business, the programs are voluntary in other states. Subject to limited exceptions by federally approved state applications, the federal government requires that there be a choice for Medicaid recipients among managed care programs. Voluntary programs and mandated competition will impact our ability to increase our market share.

In addition, in most states in which we operate we are not allowed to market directly to potential members, and therefore, we rely on creating name brand recognition through our community-based programs. Where we have only recently entered a market or compete with health plans much larger than we are, we may be at a competitive disadvantage unless and until our community-based programs and other promotional activities create brand awareness.

Negative publicity regarding the managed care industry may harm our business and operating results.

In the past, the managed care industry and the health insurance industry in general have received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

We may be subject to claims relating to professional liability, which could cause us to incur significant expenses.

Our providers and employees involved in medical care decisions may be exposed to the risk of professional liability claims. Some states have passed, or may consider passing in the future, legislation that exposes managed care organizations to liability for negligent treatment decisions by providers or benefits coverage determinations and/or legislation that eliminates the requirement that certain providers carry a minimum amount of professional liability insurance. This kind of legislation has the effect of shifting the liability for medical decisions or adverse outcomes to the managed care organization. This could result in substantial damage awards against us and our providers that could exceed the limits of applicable insurance coverage. Therefore, successful professional liability claims asserted against us, our providers or our employees could adversely affect our financial condition and results of operations.

In addition, we may be subject to other litigation that may adversely affect our business or results of operations. We maintain errors and omissions insurance and such other lines of coverage as we believe are reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from liabilities that might adversely affect our business or results of operations. Even if any claims brought against us were unsuccessful or without merit, we would still have to defend ourselves against such claims. Any such defenses may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

An unauthorized disclosure of sensitive or confidential member information could have an adverse effect on our business, reputation and profitability.

As part of our normal operations, we collect, process and retain confidential member information. We are subject to various state and federal laws and rules regarding the use and disclosure of confidential member information, including the Health Insurance Portability and Accountability Act (“HIPAA”) and the Gramm-Leach-Bliley Act. Despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential member information, whether by us or a third party, could have a material adverse effect on our business, reputation and results of operations.

We are currently involved in litigation, and may become involved in future litigation, which may result in substantial expense and may divert our attention from our business.

In the normal course of business, we are involved in legal proceedings and, from time-to-time, we may be subject to additional legal claims of a non-routine nature, including the Toure case which is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contingencies—Unresolved or Continuing Contingencies as of September 30, 2011—Employment Litigation”. We may suffer an unfavorable outcome as a result of one or more claims, resulting in the depletion of capital to pay defense costs or the costs associated with any resolution of such matters. Depending on the costs of litigation and the amount and timing of any unfavorable resolution of claims against us, our financial position, results of operations or cash flows could be materially adversely affected.

In addition, we may be subject to securities class action litigation from time-to-time due to, among other things, the volatility of our stock price. When the market price of a stock has been volatile, regardless of whether such fluctuations are related to the operating performance of a particular company, holders of that stock have sometimes initiated securities class action litigation against such company. Any class action litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Acts of terrorism, natural disasters and medical epidemics or pandemics could cause our business to suffer.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage health benefits expense. If an act or acts of terrorism or a natural disaster (such as a major hurricane) or a medical epidemic or pandemic, such as the H1N1 virus in 2009, were to occur in markets in which we operate, our business could suffer. The results of terrorist acts or natural disasters could lead to higher than expected medical costs, network and information technology disruptions, and other related factors beyond our control, which would cause our business to suffer. A widespread epidemic or pandemic in a market could cause a breakdown in the medical care delivery system which could cause our business to suffer.

Risks Related to Being a Regulated Entity

Changes in government regulations designed to protect providers and members could force us to change how we operate and could harm our business and results of operations.

Our business is extensively regulated by the states in which we operate and by the federal government. These laws and regulations are generally intended to benefit and protect providers and health plan members rather than us and our stockholders. Changes in existing laws and rules, the enactment of new laws and rules and changing interpretations of these laws and rules could, among other things:

•	force us to change how we do business,

•	restrict revenue and enrollment growth,

•	increase our health benefits and administrative costs,

•	impose additional capital requirements, and

•	increase or change our claims liability.

Regulations could limit our profits as a percentage of revenues.

Our Texas health plan is required to pay an experience rebate to the State of Texas in the event profits exceed established levels. We file experience rebate calculation reports with the State of Texas for this purpose. These reports are subject to audits and if the audit results in unfavorable adjustments to our filed reports, our financial position, results of operations or cash flows could be negatively impacted.

Our New Jersey and Maryland subsidiaries, as well as our CHIP product in Florida, are subject to minimum medical expense levels as a percentage of premium revenue. Our Florida subsidiary is subject to minimum behavioral health expense levels as a percentage of behavioral health premium revenues. In New Jersey, Maryland and Florida, premium revenue recoupment may occur if these levels are not met. In addition, our Ohio subsidiary is subject to certain limits on administrative costs and our Virginia subsidiary is subject to a limit on profits. These regulatory requirements, changes in these requirements and additional requirements by our other regulators could limit our ability to increase or maintain our overall profits as a percentage of revenues, which could harm our operating results. We have been required, and may in the future be required, to make payments to the states as a result of not meeting these expense levels.

Additionally, we could be required to file a corrective plan of action with the states and we could be subject to fines and additional corrective action measures if we did not comply with the corrective plan of action. Our failure to comply could also affect future rate determinations and membership enrollment levels. These limitations could negatively impact our revenues and operating results.

Recently enacted healthcare reform and the implementation of these laws could have a material adverse effect on our results of operations, financial position and liquidity. In addition, if the new non-deductible federal premium-based assessment is imposed as enacted, or if we are unable to adjust our business model to address this new assessment, our results of operations, financial position and liquidity may be materially adversely affected.

In March 2010, the President signed into law the Affordable Care Act. Implementation of this new law varies from as early as six months from the date of enactment to as long as 2018.

There are numerous steps required to implement the Affordable Care Act, including promulgating a substantial number of new and potentially more onerous regulations that may affect our business. A number of federal regulations have been proposed for public comment by a handful of federal agencies, but these proposals have raised additional issues and uncertainties that will need to be addressed in additional regulations yet to be proposed or in the final version of the proposed regulations eventually adopted. Further, there has been resistance to expansion at the state level, largely due to the budgetary pressures faced by the states. Because of the unsettled nature of these reforms and numerous steps required to implement them, we cannot predict what additional health insurance requirements will be implemented at the federal or state level, or the effect that any future legislation or regulations or the pending litigation challenging the Affordable Care Act, will have on our business or our growth opportunities. There is also considerable uncertainty regarding the impact of the Affordable Care Act and the other reforms on the health insurance market as a whole. In addition, we cannot predict our competitors’ reactions to the changes. A number of states have challenged the constitutionality of certain provisions of the Affordable Care Act, and many of these challenges are still pending final adjudication in several jurisdictions. Congress has also proposed a number of legislative initiatives, including possible repeal of the Affordable Care Act. Although we believe the Affordable Care Act will provide us with significant opportunity, the enacted reforms, as well as future regulations, legislative changes and judicial decisions, may in fact have a material adverse effect on our financial position, results of operations or cash flows. If we fail to effectively implement our operational and strategic initiatives with respect to the implementation of healthcare reform, or do not do so as effectively as our competitors, our business may be materially adversely affected.

The Affordable Care Act also imposes a significant new non-deductible federal premium-based assessment and other assessments on health insurers. If this federal premium-based assessment is imposed as enacted, and if the cost of the federal premium-based assessment is not factored into the calculation of our premium rates, or if we are unable to otherwise adjust our business model to address this new assessment, our results of operations, financial position or cash flows may be materially adversely affected.

Changes in healthcare laws could reduce our profitability.

Numerous proposals relating to changes in healthcare laws have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. These include mandated medical loss ratio thresholds as well as waivers requested by states for various elements of their programs. Changes in applicable laws and regulations are continually being considered and interpretations of existing laws and rules may also change from time-to-time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business and results of operations. Although some changes in government regulations, such as the removal of the requirements on the enrollment mix between commercial and public sector membership, have encouraged managed care participation in public sector programs, we are unable to predict whether new laws or proposals will continue to favor or hinder the growth of managed healthcare.

We cannot predict the outcome of these legislative or regulatory proposals, nor the effect which they might have on us. Legislation or regulations that require us to change our current manner of operation, provide additional benefits or change our contract arrangements could seriously harm our operations and financial results.

If state regulators do not approve payments of dividends, distributions or administrative fees by our subsidiaries to us, it could negatively affect our business strategy and liquidity.

We principally operate through our health plan subsidiaries. These subsidiaries are subject to state insurance holding company system and other regulations that regulate the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. We also have administrative services agreements with our subsidiaries in which we agree to provide them with services and benefits (both tangible and intangible) in exchange for the payment of a fee. Some states limit the administrative fees which our subsidiaries may pay. If the regulators were to deny our subsidiaries’ requests to pay dividends to us or restrict or disallow the payment of the administrative fee or not allow us to recover the costs of providing the services under our administrative services agreement or require a significant change in the timing or manner in which we recover those costs, the funds available to our Company as a whole would be limited, which could harm our ability to implement our business strategy, expand our infrastructure, improve our information technology systems, make needed capital expenditures and service our debt as well as negatively impact our liquidity.

If state regulatory agencies require a statutory capital level higher than existing state regulations we may be required to make additional capital contributions.

Our operations are conducted through our wholly-owned subsidiaries, which include health maintenance organizations (“HMOs”), health insuring corporations (“HICs”) and a Prepaid Health Services Plan (“PHSP”). HMOs, HICs, and PHSPs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital and the maintenance of certain financial ratios (which are referred to as risk based capital requirements), as defined by each state. Certain states also require performance bonds or letters of credit from our subsidiaries. Additionally, state regulatory agencies may require, at their discretion, individual regulated entities to maintain statutory capital levels higher than the minimum capital and surplus levels under state regulations. If this were to occur or other requirements change for one of our subsidiaries, we may be required to make additional capital contributions to the affected subsidiary. Any additional capital contribution made to one of the affected subsidiaries could have a material adverse effect on our liquidity and our ability to grow.

Failure to comply with government laws and regulations could subject us to civil and criminal penalties and limitations on our profitability.

We are subject to numerous local, state and federal laws and regulations. Violation of the laws or regulations governing our operations could result in the imposition of sanctions, the cancellation of our contracts to provide services, or in the extreme case, the suspension or revocation of our licenses and/or exclusion from participation in state or federal healthcare programs. We can give no assurance that the terms of our contracts with the states or the manner in which we are directed to comply with our state contracts is in accordance with the CMS regulations.

We may be subject to material fines or other sanctions in the future. If we became subject to material fines, or if other sanctions or other corrective actions were imposed upon us, our ability to continue to operate our business could be materially and adversely affected. From time-to-time we have been subject to sanctions as a result of violations of marketing regulations. Although we train our employees with respect to compliance with local, state and federal laws of each of the states in which we do business, no assurance can be given that violations will not occur.

We are, or may become subject to, various state and federal laws designed to address healthcare fraud and abuse, including false claims laws. State and federal laws prohibit the submission of false claims and other acts that are considered fraudulent or abusive. The submission of claims to a state or federal healthcare program for items and services that are determined to be “not provided as claimed” may lead to the imposition of civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in state and federal funded healthcare programs, including the Medicaid and Medicare programs.

The DRA requires all entities that receive $5.0 million or more in annual Medicaid funds to establish specific written policies for their employees, contractors, and agents regarding various false claims-related laws and whistleblower protections under such laws as well as provisions regarding their policies and procedures for detecting and preventing fraud, waste and abuse. These requirements are conditions of receiving all future payments under the Medicaid program. We believe that we have made appropriate efforts to meet the requirements of the compliance provisions of the DRA. However, if it is determined that we have not met the requirements appropriately, we could be subject to civil penalties and/or be barred from receiving future payments under the Medicaid programs in the states in which we operate thereby materially adversely affecting our business, results of operation and financial condition.

HIPAA broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA establishes new enforcement mechanisms to combat fraud and abuse, including a whistleblower program. Further, HIPAA imposes civil and criminal penalties for failure to comply with the privacy and security standards set forth in the regulation. The Affordable Care Act created additional tools for fraud prevention, including increased oversight of providers and suppliers participating or enrolling in Medicare, Medicaid and CHIP. Those enhancements included mandatory licensure for all providers and site visits, fingerprinting and criminal background checks for higher risk providers. On September 23, 2010, CMS issued proposed regulations designed to implement these requirements. It is not clear at this time the degree to which managed care providers would have to comply with these new requirements.

The Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), one part of the American Recovery and Reinvestment Act of 2009 (the “ARRA”), modified certain provisions of HIPAA by, among other things, extending the privacy and security provisions to business associates, mandating new regulations around electronic medical records, expanding enforcement mechanisms, allowing the state Attorneys General to bring enforcement actions and increasing penalties for violations. The U.S. Department of Health and Human Services (“HHS”), as required by the HITECH Act, has issued interim final rules that set forth the breach notification obligations applicable to covered entities and their business associates (the “HITECH Breach Notification Interim Final Rule”). The various requirements of the HITECH Act and the HITECH Breach Notification Interim Final Rule have different compliance dates, some of which have passed and some of which will occur in the future. With respect to those requirements whose compliance dates have passed, we believe that we are in compliance with these provisions. With respect to those requirements whose compliance dates are in the future, we are reviewing our current practices and identifying those which may be impacted by upcoming regulations. It is our intention to implement these new requirements on or before the applicable compliance dates.

The federal and state governments have and continue to enact other fraud and abuse laws as well. Our failure to comply with HIPAA or these other laws could result in criminal or civil penalties and exclusion from Medicaid or other governmental healthcare programs and could lead to the revocation of our licenses. These penalties or exclusions, were they to occur, would negatively impact our ability to operate our business.

Our business could be adversely impacted by adoption of the new ICD-10 standardized coding set for diagnoses.

HHS has released rules pursuant to HIPAA which mandate the use of standard formats in electronic healthcare transactions. HHS also has published rules requiring the use of standardized code sets and unique identifiers for providers. By October 2013, the federal government will require that healthcare organizations, including health insurers, upgrade to updated and expanded standardized code sets used for documenting health conditions. These new standardized code sets, known as ICD-10, will require substantial investments from healthcare organizations, including us. While use of the ICD-10 code sets will require significant administrative changes, we believe that the cost of compliance with these regulations has not had and is not expected to have a material adverse effect on our financial position, results of operations or cash flows. However, these changes may result in errors and otherwise negatively impact our service levels, and we may experience complications related to supporting customers that are not fully compliant with the revised requirements as of the applicable compliance date. Furthermore, if physicians fail to provide, appropriate codes for services provided as a result of the new coding set, we may be unable to process payments to providers properly or efficiently creating difficulties in adequately estimating our claims liability and negatively impacting our ability to be reimbursed, or adequately reimbursed through our premium rates, for such services.

Compliance with the terms and conditions of our Corporate Integrity Agreement requires significant resources and, if we fail to comply, we could be subject to penalties or excluded from participation in government healthcare programs, which could seriously harm our results of operations, liquidity and financial results.

In August 2008, in connection with the settlement of a qui tam action, we voluntarily entered into a five-year Corporate Integrity Agreement with the Office of Inspector General of the United States Department of Health and Human Services (“OIG”). The Corporate Integrity Agreement provides that we shall, among other things, keep in place and continue our current compliance program, including employment of a corporate compliance officer and compliance officers at our health plans, a corporate compliance committee and compliance committees at our health plans, a compliance committee of our Board of Directors, a code of conduct, comprehensive compliance policies, training and monitoring, a compliance hotline, an open door policy and a disciplinary process for compliance violations. The Corporate Integrity Agreement further provides that we shall provide periodic reports to the OIG, appoint a benefits rights ombudsman responsible for addressing concerns raised by health plan members and potential enrollees and engage an independent review organization to assist us in assessing and evaluating our compliance with the requirements of the federal healthcare programs and other obligations under the Corporate Integrity Agreement and retain a compliance expert to provide independent compliance counsel to our Board of Directors.

Maintaining the broad array of processes, policies, and procedures necessary to comply with the Corporate Integrity Agreement is expected to continue to require a significant portion of management’s attention as well as the application of significant resources. Failing to meet the Corporate Integrity Agreement obligations could have material adverse consequences for us including monetary penalties for each instance of non-compliance. In addition, in the event of an uncured material breach or deliberate violation of the Corporate Integrity Agreement, we could be excluded from participation in federal healthcare programs and/or subject to prosecution, which could seriously harm our results of operations, liquidity and financial results.

Risks Related to Our Financial Condition

Ineffective management of rapid growth or our inability to grow could negatively affect our results of operations, financial condition and business.

We have experienced rapid growth. In 2000, we had $642.6 million of premium revenue. In 2010, we had $5.8 billion in premium revenue. This increase represents a compounded annual growth rate of 24.6%. For the nine months ended September 30, 2011 premium revenue increased 8.7% to $4.7 billion versus $4.3 billion for the nine months ended September 30, 2010. Depending on acquisitions and other opportunities, as well as macroeconomic conditions that affect membership such as those conditions experienced recently, we expect to continue to grow rapidly. Continued growth could place a significant strain on our management and on other resources, and increased capital requirements of subsidiaries may require additional capital contributions. We anticipate that continued growth, if any, will require us to continue to recruit, hire, train and retain a substantial number of new and highly skilled medical, administrative, information technology, finance and other support personnel. Our ability to compete effectively depends upon our ability to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we continue to experience rapid growth, our personnel, systems, procedures and controls may be inadequate to support our operations, and our management may fail to anticipate adequately all demands that growth will place on our resources. In addition, due to the initial costs incurred upon the acquisition of new businesses, rapid growth could adversely affect our short-term profitability. Our inability to manage growth effectively or our inability to grow could have a negative impact on our business, operating results and financial condition.

Our investment portfolio may suffer losses from reductions in market interest rates and fluctuations in fixed income securities which could materially adversely affect our results of operations or liquidity.

As of September 30, 2011, we had total cash and investments of $1.8 billion. The following table shows the types, percentages and average Standard and Poor’s (“S&P”) ratings of our holdings within our investment portfolio at September 30, 2011:

	Portfolio	Average
	Percentage	S&P Rating

Auction rate securities	0.8%	AAA
Cash, bank deposits and commercial paper	2.6%	AAA
Certificates of deposit	7.3%	AAA
Corporate bonds	23.8%	A
Debt securities of government sponsored entities, federally insured corporate bonds and U.S. Treasury securities	19.7%	AA+
Equity index funds	1.6%	*
Money market funds	26.9%	AAA
Municipal bonds	17.3%	AA+

	100.0%	AA

*	Not applicable.

Our investment portfolio generated approximately $17.2 million, $22.4 million and $50.9 million of pre-tax income for the years ended December 31, 2010, 2009 and 2008, respectively, and $11.8 million and $13.5 million for the nine months ended September 30, 2011 and 2010, respectively. The performance of our investment portfolio is primarily interest rate driven, and consequently, changes in interest rates affect our returns on, and the fair value of our portfolio. This factor or any disruptions in the credit markets could materially adversely affect our financial position, results of operations or cash flows in future periods.

The value of our investments is influenced by varying economic and market conditions, and a decrease in value could have an adverse effect on our financial position, results of operations, or cash flows.

Our investment portfolio is comprised of investments classified as available-for-sale. Available-for-sale investments are carried at fair value, and the unrealized gains or losses are included in accumulated other comprehensive income as a separate component of stockholders’ equity. If we experience a decline in value and we intend to sell such security prior to maturity, or if it is likely that we will be required to sell such security prior to maturity, the security is deemed to be other-than-temporarily impaired and it is written down to fair value through a charge to earnings.

In accordance with applicable accounting standards, we review our investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. We conduct this review on a quarterly basis, using both quantitative and qualitative factors, to determine whether a decline in value is other-than-temporary. Such factors considered include, the length of time and the extent to which market value has been less than cost, financial condition and near term prospects of the issuer, recommendations of investment advisors and forecasts of economic, market or industry trends. This review process also entails an evaluation of the likelihood that we will hold individual securities until they mature or full cost can be recovered.

The current economic environment and recent volatility of the securities markets increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets. During the year ended December 31, 2010 and nine months ended September 30, 2011, we did not record any charges for other-than-temporary impairment of our available-for-sale securities. Over time, the economic and market environment may further deteriorate or provide additional insight regarding the fair value of certain securities, which could change our judgment regarding impairment. This could result in realized losses relating to other-than-temporary declines to be recorded as an expense. Given the current market conditions and the significant judgments involved, there is continuing risk that further declines in fair value may occur and material other-than-temporary impairments may result in realized losses in future periods which could have an adverse effect on our financial position, results of operations, or cash flows.

Adverse credit market conditions may have a material adverse affect on our liquidity or our ability to obtain credit on acceptable terms.

The financial markets have experienced periods of volatility and disruption. Future volatility and disruption is possible and unpredictable. In the event we need access to additional capital to pay our operating expenses, make payments on our indebtedness, pay capital expenditures or fund acquisitions, our ability to obtain such capital may be limited and the cost of any such capital may be significantly higher than in past periods depending on the market conditions and our financial position at the time we pursue additional financing.

Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as the possibility that lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms. This could restrict our ability to (i) acquire new business or enter new markets, (ii) service or refinance our existing debt, (iii) make necessary capital investments, (iv) maintain statutory net worth requirements in the states in which we do business and (v) make other expenditures necessary for the ongoing conduct of our business.

Risks Related to the Notes

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

As of September 30, 2011, after giving effect to this offering and the application of proceeds thereof to repay our 2.0% Convertible Senior Notes, we would have had approximately $400.0 million in aggregate principal amount of total indebtedness outstanding. Our ability to make scheduled payments on or to refinance our debt obligations depends on our and our subsidiaries’ financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, competitive, legislative, regulatory and other factors beyond our control. As a result, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness, including the notes. We cannot assure you that our business will generate sufficient cash flow from operations, or that financing sources will be available to us in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture that will govern the notes may restrict us from adopting some or all of these alternatives.

We will depend on the business of our subsidiaries to satisfy our obligations under the notes and we cannot assure you that the operating results of our subsidiaries will be sufficient to make distributions or other payments to us.

We principally operate through our health plan subsidiaries. Such subsidiaries will conduct substantially all of the operations necessary to fund payments on the notes and our other indebtedness. Our subsidiaries’ ability to make payments to us will depend on their earnings, the debt agreements they are subject to, if any, and business and tax considerations. We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distributions and/or payments will be adequate to pay principal and interest, and any other payments, on the notes and our other indebtedness when due. Additionally, if regulators were to deny our subsidiaries’ requests to pay dividends to us or restrict or disallow the payment of the administrative fee under our administrative services agreements or not allow us to recover the costs of providing the services under such agreements or require a significant change in the timing or manner in which we recover those costs, the funds available to us as a whole would be limited, which could materially adversely impact our ability to service our indebtedness, including the notes.

The notes will be unsecured and will be effectively subordinated to any secured indebtedness we incur.

Our obligations under the notes will not be secured by any of our assets or the assets of any of our subsidiaries. In addition, the indenture governing the notes will permit us, under certain circumstances, to incur secured indebtedness. To the extent that we incur any secured indebtedness in the future, the notes will be effectively subordinated to such secured indebtedness to the extent of the value of the collateral securing such indebtedness. If we become insolvent or are liquidated, or if payment under the terms of any secured indebtedness we incur in the future is accelerated, the lenders or holders of such secured indebtedness would be entitled to exercise the remedies available to a secured lender under applicable law and would be paid first and would receive payments from the assets securing such obligations before the holders of the notes would receive any payments. Holders of the notes would participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. You may therefore not be fully repaid in the event we become insolvent or are liquidated, or if payment under the terms of any secured indebtedness we incur in the future is accelerated.

The notes will be structurally subordinated to indebtedness and other liabilities of our subsidiaries.

The notes will be obligations exclusively of AMERIGROUP Corporation. Initially, none of our subsidiaries will guarantee the notes. The notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries unless our subsidiaries become guarantors of the notes and holders of the notes will not have any claim as a creditor against any of our subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of our subsidiaries, including claims payable, unearned revenue, contractual refunds payable, accounts payable and accrued expenses. All obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to us. In addition, subject to certain limitations, the indenture governing the notes will permit our subsidiaries to incur additional indebtedness. As of September 30, 2011, as adjusted after giving effect to this offering and the use of proceeds therefrom, our subsidiaries had approximately $821.7 million of liabilities outstanding, including claims payable, unearned revenue, contractual refunds payable, accounts payable and accrued expenses (excluding intercompany liabilities) as well as approximately $17.4 million in issued and undrawn letters of credit. As of September 30, 2011, our subsidiaries held cash, investments and investments on deposit of $1,550.2 million.

The restrictive covenants in our debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under our indenture and future debt instruments even though we may be able to meet our debt service obligations.

The indenture governing the notes and any debt instruments we enter into in the future may impose significant operating and financial restrictions on us. The restrictions in the indenture governing the notes will significantly limit, among other things, our ability to incur additional indebtedness, pay dividends or make other distributions or payments, repay junior indebtedness, sell assets, make investments, engage in transactions with affiliates, create certain liens and engage in certain types of mergers or acquisitions. Our future debt instruments may have similar or more restrictive covenants. These restrictions could limit our ability to obtain future financings, make capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the noteholders or lenders under any debt instrument could declare a default under the terms of the relevant indebtedness even though we are able to meet debt service obligations and, because of cross-default and cross-acceleration provisions in our debt instruments, all of our debt could become immediately due and payable. We cannot assure you that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, we cannot assure you that the terms would be favorable to us. As a result, any event of default could have a material adverse effect on our business and financial condition, and could prevent us from paying amounts due under the notes.

We and our subsidiaries may be able to incur substantially more debt, including secured debt, which could further exacerbate the risks we face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured indebtedness. The terms of the indenture governing the notes will not fully prohibit us or our subsidiaries from doing so or from incurring obligations that do not constitute indebtedness under the indenture. If new debt is added to our current debt levels, the related risks that we now face would increase.

If the notes are rated investment grade at any time by either Standard & Poor’s or Moody’s, certain covenants contained in the indenture will be terminated, and the holders of the notes will lose the protection of these covenants.

The indenture governing the notes will contain certain covenants that will be terminated and cease to have any effect from and after the first date when the notes are rated investment grade by either S&P or Moody’s. See “Description of Notes — Certain Covenants — Covenant Termination”. These covenants restrict, among other things, our ability to pay dividends or make other restricted payments, incur additional debt and to enter into certain types of transactions. Because these restrictions would not apply to the notes at any time after the notes have achieved an investment grade rating, the holders of the notes would not be able to prevent us from incurring substantial additional debt, paying dividends or making other restricted payments or entering into certain types of transactions.

We may be unable to repay or repurchase the notes at maturity.

At maturity, the entire outstanding principal amount of the notes, together with accrued and unpaid interest, will become due and payable. We may not have the funds to fulfill these obligations or the ability to refinance these obligations. If the maturity date occurs at a time when other arrangements prohibit us from repaying the notes, we would try to obtain waivers of such prohibitions from the lenders and holders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we could not obtain the waivers or refinance these borrowings, we would be unable to repay the notes.

Under certain circumstances, a court could cancel the notes or any related future guarantees under fraudulent conveyance laws.

Our issuance of the notes and the incurrence of any guarantees in the future could be subject to further review under federal or state fraudulent transfer law. If we become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, a court might cancel our and any future guarantors’ obligations under the notes and any future guarantees. The court might do so if it found that, when the notes and/or any future guarantees were issued or incurred, (i) we or any future guarantor, as applicable, received less than reasonably equivalent value or fair consideration and (ii) we, or any future guarantor, as applicable either (1) were rendered insolvent, (2) were left with inadequate capital to conduct our or such guarantor’s business or (3) believed or reasonably should have believed that we or such guarantor would incur debts beyond our or such guarantor’s ability to pay. The court could also cancel the notes and any future guarantees, without regard to factors (i) and (ii), if it found that we or any future guarantor issued the notes and any future guarantees with actual intent to hinder, delay or defraud our creditors.

In addition, a court could avoid any payment by us or any future guarantor pursuant to the notes, and require the return of any payment or the return of any realized value to us or such guarantor, as the case may be, or to a fund for the benefit of the creditors of us or such guarantor. In addition, under the circumstances described above, a court could subordinate rather than cancel obligations under the notes or any future guarantees.

The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied in any proceeding to determine whether a fraudulent transfer has occurred. In general, a court would consider an entity insolvent either if the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets; the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or it could not pay its debts as they become due. For this analysis, “debts” includes contingent and unliquidated debts.

If a court canceled our obligations under the notes and/or the obligations of any future guarantor under its guarantee, you would cease to be our creditor or creditor of any such guarantor under its guarantee and likely would have no source from which to recover amounts due under the notes. Even if the guarantee of a future guarantor is not avoided as a fraudulent transfer, a court may subordinate the guarantee to that future guarantor’s other debt. In that event, the guarantees would be structurally subordinated to all of that future guarantor’s other debt.

Any additional guarantees provided after the notes are issued could be avoided as preferential transfers.

The indenture governing the notes will provide that under certain circumstances certain subsidiaries of ours will guarantee the notes. Any future guarantee in favor of the noteholders might be avoidable by the grantor (as debtor-in-possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur. For instance, if the entity granting the future guarantee were insolvent at the time of the grant and if such grant was made within 90 days before that entity commenced a bankruptcy proceeding (or one year before commencement of a bankruptcy proceeding if the creditor that benefited from the guarantee is an “insider” under the U.S. Bankruptcy Code), and the granting of the future guarantee enabled the noteholders to receive more than they would if the grantor were liquidated under chapter 7 of the U.S. Bankruptcy Code, then such note guarantee could be avoided as a preferential transfer.

We may not have the ability to raise the funds necessary to finance the change of control offer and asset sale offer that will be required by the indenture governing the notes, and, in the case of an asset sale offer, the debt agreements governing certain other indebtedness.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase the notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes. Our failure to repay holders tendering notes upon certain specific kinds of change of control events would result in an event of default under the indenture governing the notes. In addition, the occurrence of a change of control could also constitute a default under the terms of debt instruments we enter into in the future. If a change of control were to occur, we cannot assure you that we would have sufficient funds to repay any securities which we would be required to offer to purchase or that become immediately due and payable as a result. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all.

In addition, upon the occurrence of certain specific asset sales, we will be required to offer to repurchase all outstanding notes, and may be required to offer to repurchase other indebtedness under any debt instrument we enter into in the future containing a similar asset sale provision, at 100% of the principal amount thereof plus accrued and unpaid interest. However, it is possible that we will not have sufficient funds at the time of such asset sale to make the required repurchase of notes and such other indebtedness, or that restrictions in our other indebtedness will not allow such repurchases of the notes. Our failure to repay holders tendering notes and such other indebtedness upon such an asset sale would result in an event of default under the indenture governing the notes. If such an asset sale were to occur, we cannot assure you that we would have sufficient funds to repay the notes and such other indebtedness which we would be required to offer to purchase or that become immediately due and payable as a result. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all.

Our failure to repurchase any notes submitted in a change of control or asset sale offer could constitute an event of default under our other indebtedness, even if the change of control itself would not cause a default under such indebtedness.

The change of control put right might not be enforceable.

In a recent decision, the Chancery Court of Delaware raised the possibility that a change of control put right occurring as a result of a failure to have “continuing directors” comprising a majority of a board of directors may be unenforceable on public policy grounds. Therefore, in certain circumstances involving a significant change in the composition of our Board of Directors, holders of the notes may not be entitled a change of control put right. See “Description of Notes — Repurchase at the Option of Holders — Change of Control”.

The indenture governing the notes permits us to sell a substantial amount of our assets without any requirement that the proceeds be used to offer to repurchase the notes.

The indenture governing the notes permits us at any time and from time-to-time to sell up to 10% of our consolidated assets without any requirement that we repay or reduce commitments of other debt, that we reinvest the proceeds from any such sale in other assets or that we offer to repurchase the notes. As a result unless we (i) sell more than 10% of our consolidated assets in one transaction or (ii) our aggregate sales result in a sale of all or substantially all of our and our restricted subsidiaries’ properties or assets, taken as a whole, and therefore trigger a change of control, we will not be required to offer to repurchase the notes as a result of such asset sales. See “Description of Notes — Repurchase at the Option of Holders — Asset Sales” and “Description of Notes — Repurchase at the Option of Holders — Change of Control”.

The ability of holders of notes to require us to repurchase notes as a result of a disposition of “substantially all” of our assets is uncertain.

The definition of change of control in the indenture governing notes will include a phrase relating to the sale, assignment, lease, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ assets, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, assignment, lease, conveyance or other disposition of less than all of our and our subsidiaries’ assets, taken as a whole, to another person or group is uncertain.

Certain corporate events may not trigger a change of control event upon which occurrence we will not be required to repurchase your notes.

The indenture governing the notes may permit us and our subsidiaries to engage in certain significant corporate events, such as leveraged transactions, including recapitalizations, reorganizations, restructurings, mergers or other similar transactions, that would increase indebtedness but would not constitute a “change of control”. If we or our subsidiaries effected a leveraged transaction or other “non-change of control” transaction that resulted in an increase in indebtedness, our ability to make payments on the notes would be adversely affected. However, we would not be required to make an offer to repurchase the notes, and you might be required to continue to hold your notes, despite our decreased ability to meet our obligations under the notes.

There is currently no public market for the notes, and an active trading market may not develop for the notes. The failure of a market to develop for the notes could adversely affect the liquidity and value of your notes.

The notes are a new issue of securities, and there is no existing market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriter that following the completion of the offering, the underwriter currently intends to make a market in the notes. However, they are not obligated to do so and any market-making activities with respect to the notes may be discontinued by them at any time without notice. In addition, any market-making activity will be subject to limits imposed by law. A market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial discounted offering price. The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors.

USE OF PROCEEDS

We estimate the net proceeds from the issuance and sale of the notes offered hereby, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $394.3 million. We intend to use a portion of the net proceeds from this offering to repay at or prior to maturity the outstanding aggregate principal amount of our 2.0% Convertible Senior Notes due May 15, 2012. As of September 30, 2011, there was $259.9 million aggregate principal amount of our 2.0% Convertible Senior Notes outstanding. We will continue to pay regularly scheduled interest on our 2.0% Convertible Senior Notes until they are repaid at or prior to maturity. The net remaining proceeds will be used for general corporate purposes, including acquisitions and/or business development opportunities which may include the funding of statutory capital commensurate with growth and funding of our recently announced acquisition of the operating assets and contract rights of Health Plus. Pending such use, the proceeds may be invested temporarily in short-term interest-bearing, investment-grade securities or similar assets.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short and long-term investments and our capitalization as of September 30, 2011 on an actual basis and on an as adjusted basis to give effect to the offering of the notes and the use of proceeds therefrom.

This table should be read in conjunction with “Use of Proceeds” and “Selected Historical Financial Data” included herein as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes included elsewhere in this prospectus supplement.

	As of September 30, 2011
	Actual	As Adjusted(1)
	(In millions)

Unregulated cash and cash equivalents and short and long-term investments	$297.9	$432.3
Regulated cash and cash equivalents and short and long-term investments including investments on deposit	1,550.2	1,550.2

Total cash and cash equivalents and short and long-term investments including investments on deposit	$1,848.1	$1,982.5

Indebtedness:
Long-term convertible debt	$259.9	$—
Notes offered hereby	—	400.0

Total indebtedness	259.9	400.0
Total stockholders’ equity	1,246.2	1,246.2

Total capitalization	$1,506.1	$1,646.2

(1)	To give effect to the offering of the notes and the use of proceeds therefrom, as adjusted values assume (i) $400.0 million aggregate principal amount of notes outstanding, (ii) the repayment of our 2.0% Convertible Senior Notes at par with a portion of the net proceeds from the offering of the notes and (iii) net unused proceeds from the offering of the notes of $134.4 million, in each case, as of September 30, 2011 and do not reflect the funding of our recently announced acquisition of the operating assets and contract rights of Health Plus.

SELECTED HISTORICAL FINANCIAL DATA

Our selected historical consolidated financial information as of and for the calendar years ended December 31, 2008, 2009 and 2010 has been derived from our audited Consolidated Financial Statements and notes thereto included elsewhere in this prospectus supplement. Our selected historical unaudited condensed consolidated financial information as of and for the nine months ended September 30, 2010 and 2011 has been derived from our unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus supplement. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto and, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the information for the unaudited interim periods. The results for any interim period are not necessarily indicative of results that may be expected for a full year. Selected financial data as of and for each of the years in the five-year period ended December 31, 2010 has been adjusted to reflect the changes resulting from adoption of new guidance related to convertible debt instruments effective January 1, 2009 and are derived from our audited Consolidated Financial Statements, which have been audited by KPMG LLP, independent registered public accounting firm. You should read the following selected financial information in conjunction with the Consolidated Financial Statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement. Totals in the table below may not equal the sum of individual line items have been rounded to the nearest decimal.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(In millions, except share data)

Statement of operations data:
Revenues:
Premium	$2,788.6	$3,835.5	$4,366.4	$5,159.0	$5,783.5	$4,285.5	$4,659.7
Investment income and other	39.3	73.3	71.4	29.1	22.8	18.5	12.3

Total revenues	2,827.9	3,908.8	4,437.8	5,188.1	5,806.3	4,304.1	4,672.0

Expenses:
Health benefits	2,266.0	3,216.1	3,618.3	4,407.3	4,722.1	3,517.7	3,881.4
Selling, general and administrative	315.6	377.0	435.9	394.1	452.1	332.4	369.5
Premium tax	47.1	85.2	93.8	134.3	143.9	105.0	122.1
Depreciation and amortization	25.5	31.6	37.4	34.7	35.0	26.4	27.7
Litigation settlement	—	—	234.2	—	—	—	—
Interest	0.6	19.0	20.5	16.3	16.0	12.0	12.5

Total expenses	2,654.8	3,728.9	4,440.0	4,986.7	5,369.1	3,993.5	4,413.3

Income (loss) before income taxes	173.1	179.9	(2.3)	201.4	437.2	310.6	258.7
Income tax expense	66.0	67.7	54.4	52.1	163.8	116.9	95.9

Net income (loss)	$107.1	$112.2	$(56.6)	$149.3	$273.4	$193.7	$162.8

Basic net income (loss) per share	$2.07	$2.13	$(1.07)	$2.89	$5.52	$3.88	$3.39

Weighted average number of common shares outstanding	51,863,999	52,595,503	52,816,674	51,647,267	49,522,202	49,971,559	48,107,159

Diluted net income (loss) per share	$2.02	$2.08	$(1.07)	$2.85	$5.40	$3.81	$3.14

Weighted average number of common shares and dilutive potential common shares outstanding	53,082,933	53,845,829	52,816,674	52,309,268	50,608,008	50,895,807	51,850,978

	December 31,					September 30,
Balance sheet data	2006	2007	2008	2009	2010	2010	2011
	(In millions)

Cash and cash equivalents and short- and long-term investments	$776.3	$1,067.3	$1,337.4	$1,354.6	$1,633.1	$1,453.9	$1,722.5
Total assets	1,345.7	2,076.5	1,955.7	1,999.6	2,283.4	2,161.1	2,459.4
Long-term debt, including amounts due within one year	—	345.2	269.5	235.1	245.8	243.1	254.2
Total liabilities	577.1	1,134.7	1,083.0	1,015.2	1,117.8	1,066.3	1,213.3
Stockholders’ equity	768.6	941.9	872.7	984.4	1,165.6	1,094.8	1,246.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are a multi-state managed healthcare company focused on serving people who receive healthcare benefits through publicly funded healthcare programs, including Medicaid, CHIP, Medicaid expansion programs and Medicare Advantage. We believe that we are better qualified and positioned than many of our competitors to meet the unique needs of our members and the government agencies with whom we contract because of our focus solely on recipients of publicly funded healthcare, medical management programs and community-based education and outreach programs. We design our programs to address the particular needs of our members, for whom we facilitate access to healthcare benefits pursuant to agreements with applicable state and federal government agencies. We combine medical, social and behavioral health services to help our members obtain quality healthcare in an efficient manner. Our success in establishing and maintaining strong relationships with government agencies, healthcare providers and our members has enabled us to retain existing contracts, obtain new contracts and establish and maintain a leading market position in many of the markets we serve. We continue to believe that managed healthcare remains the only proven mechanism that improves health outcomes for our members while helping our government customers manage the fiscal viability of their healthcare programs. We are dedicated to offering real solutions that improve healthcare access and quality for our members, while proactively working to reduce the overall cost of care to taxpayers.

Summary Highlights for the Nine Months Ended September 30, 2011

•	Membership increase of 64,000 members, or 3.3%, to 1,997,000 members as of September 30, 2011 compared to 1,933,000 members as of September 30, 2010;

•	Total revenues of $4.7 billion for the nine months ended September 30, 2011, an 8.5% increase over the nine months ended September 30, 2010;

•	Health benefits ratio (“HBR”) of 83.3% of premium revenues for the nine months ended September 30, 2011 compared to 82.1% for the nine months ended September 30, 2010;

•	Selling, general and administrative expense (“SG&A”) ratio of 7.9% of total revenues for the nine months ended September 30, 2011, compared to 7.7% during the same period in 2010;

•	Cash provided by operations of $243.3 million for the nine months ended September 30, 2011;

•	Unregulated cash and investments of $298.0 million as of September 30, 2011;

•	Repurchased 2,948,812 shares of common stock for an aggregate cost of approximately $157.2 million during the nine months ended September 30, 2011;

•	On August 1, 2011, the HHSC announced that we won our bid to expand our business in Texas through a state-wide competitive bidding process. Pending final contract negotiations, we anticipate beginning operations for the new business in early 2012; and

•	On October 25, 2011, we signed an agreement to purchase substantially all of the operating assets and contract rights of Health Plus, one of the largest Medicaid PHSPs in New York for $85.0 million. Health Plus currently serves approximately 320,000 members in New York State’s Medicaid, Family Health Plus and Child Health Plus programs, as well as the federal Medicare Advantage program. We intend to fund the purchase price through available cash, which may include the proceeds from the notes offered hereby. The transaction is subject to regulatory approvals and other closing conditions and is expected to close in the first half of 2012, although there can be no assurance as to the timing of consummation of this transaction or that this transaction will be consummated at all.

Our results for the nine months ended September 30, 2011 compared to the same period in the prior year reflect the impact of modest membership growth. Additionally, increases in premium revenue reflect a contract award through competitive procurement to expand healthcare coverage to seniors and people with disabilities in the six-county service area surrounding Fort Worth, Texas, which began on February 1, 2011, as well as the impact of premium rate changes from the prior year, commensurate with annual contract renewals. The increase in premium revenue for the nine months ended September 30, 2011 also reflects the impact of a full period of a benefit expansion to provide long-term care services to eligible members in Tennessee, which began in March 2010. Health benefits expense for the nine months ended September 30, 2011 reflects moderate increases in cost trends compared to the unusually low levels in the prior year. Additionally, the current period reflects lower favorable development related to prior periods than that of the prior year.

Healthcare Reform

In March 2010, the Affordable Care Act was signed into law. The Affordable Care Act provides for comprehensive changes to the U.S. healthcare system, which will be phased in at various stages over the next several years. Among other things, the Affordable Care Act is intended to provide health insurance to approximately 32 million uninsured individuals of whom approximately 16 to 20 million are expected to obtain health insurance through the expansion of the Medicaid program beginning in 2014. Funding for the expanded coverage will initially come largely from the federal government.

To date, the Affordable Care Act has not had a material effect on our financial position, results of operations or cash flows; however, we continue to evaluate the provisions of the Affordable Care Act and believe that the Affordable Care Act may provide us with significant opportunities for membership growth in our existing markets and, potentially, in new markets in the future. There can be no assurance that we will realize this growth, or that this growth will be profitable. There have been several federal lawsuits challenging the constitutionality of the Affordable Care Act, and various federal appeals courts have reached inconsistent decisions on constitutionality. The parties in those suits are now seeking review by the U.S. Supreme Court. The U.S. Supreme Court could hear arguments in the first half of 2012, although even if it schedules oral arguments for next year, there is no guarantee that it will hear and review the substantive questions raised about the Affordable Care Act’s constitutionality. Congress has also proposed a number of legislative initiatives including possible repeal of the Affordable Care Act. There are no assurances that the Affordable Care Act will take effect as originally enacted or at all, or that the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results.

There are numerous steps required to implement the Affordable Care Act, including promulgating a substantial number of new and potentially more onerous regulations that may affect our business. A number of federal regulations have been proposed for public comment by a handful of federal agencies, but these proposals have raised additional issues and uncertainties that will need to be addressed in additional regulations yet to be proposed or in the final version of the proposed regulations eventually adopted. Further, there has been resistance to expansion at the state level, largely due to the budgetary pressures faced by the states. Because of the unsettled nature of these reforms and numerous steps required to implement them, we cannot predict what additional requirements will be implemented at the federal or state level, or the effect that any future legislation or regulations, or the pending litigation challenging the Affordable Care Act, will have on our business or our growth opportunities. There is also considerable uncertainty regarding the impact of the Affordable Care Act and the other reforms on the health insurance market as a whole. In addition, we cannot predict our competitors’ reactions to the changes. A number of states have challenged the constitutionality of certain provisions of the Affordable Care Act, and many of these challenges are still pending final adjudication in several jurisdictions. Congress has also proposed a number of legislative initiatives, including possible repeal of the Affordable Care Act. Although we believe the Affordable Care Act will provide us with significant opportunity, the enacted reforms, as well as future regulations, legislative changes and judicial decisions may in fact have a material adverse effect on our financial position, results of operations or cash flows. If we fail to effectively implement our operational and strategic initiatives with respect to the implementation of healthcare reform, or do not do so as effectively as our competitors, our business may be materially adversely affected.

The Affordable Care Act also imposes a significant new non-deductible federal premium-based assessment and other assessments on health insurers. If this federal premium-based assessment is imposed as enacted, and if the cost of the federal premium-based assessment is not factored into the calculation of our premium rates, or if we are unable to otherwise adjust our business to address this new assessment, our financial position, results of operations or cash flows may be materially adversely affected.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. Most recently, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals for spending reductions to Congress. In the event that the Joint Select Committee is unable to achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, or Congress does not act on the committee’s recommendation, without amendment, by December 23, 2011, an automatic reduction is triggered. These automatic cuts would be made to several government programs and, with respect to Medicare, would include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. There are no assurances that future federal or state legislative or administrative changes relating to healthcare reform will not adversely affect our business.

Business Strategy

We have a disciplined approach to evaluating the operating performance of our existing markets to determine whether to exit or continue operating in each market. As a result, in the past we have and may in the future decide to exit certain markets if they do not meet our long-term business goals. We also periodically evaluate acquisition opportunities to determine if they align with our business strategy. We continue to believe acquisitions can be an important part of our long-term growth strategy.

Market Updates

Georgia

In June 2011, we received notification from GA DCH that GA DCH was exercising its option to renew, effective July 1, 2011, our TANF and CHIP contract between our Georgia health plan and GA DCH. The contract renewal typically includes revised premium rates that are effected through an amendment to the existing contract. As of September 30, 2011, the premium rates are not final and therefore no amounts related to the rate change have been reflected in the consolidated financial statements as of the nine months ended September 30, 2011. The revised premium rates will be recognized in the period in which the rates become final. The time lag between the effective date of the premium rate changes and the final contract can and has in the past been delayed one quarter or more. The value of the impact could be significant in the period in which it is recognized dependent on the magnitude of the premium rate change, the membership to which it applies and the length of the delay between the effective date of the rate increase and the contract date. The effect of the premium rate changes, if any, is anticipated to be recorded in the fourth quarter of 2011 or later. The contract, as renewed, will terminate on June 30, 2012. Additionally, the State has indicated its intent to begin reprocurement of the contract through a competitive bidding process sometime in the forthcoming twelve months.

Louisiana

On July 25, 2011, DHH announced that we were one of five managed care organizations selected through a competitive procurement to offer healthcare coverage to Medicaid recipients in Louisiana through our Louisiana health plan. The State indicated that the managed care organizations will enroll collectively approximately 900,000 members statewide, including children and families served by Medicaid’s TANF as well as people with disabilities. It is not known at this time what portion of the statewide membership will be covered by our Louisiana health plan. Of the five managed care organizations selected, we are one of three providers that will offer services on a full-risk basis. We executed the contract with DHH for these services in October 2011. Two managed care organizations that bid in the procurement but were not selected have protested the award of the contract to us and the other successful bidders. While we believe that the award of the contract to us was proper, we are unable to predict the outcome of the state court challenge that has been filed and can give no assurances that our award will be upheld. Assuming that our award is upheld, we anticipate beginning operations in early 2012.

Medicare Advantage

In June 2010, we received approval from CMS to add Tarrant County to our Medicare Advantage service area in Texas, and to add Rutherford County to our Medicare Advantage service area in Tennessee. In addition, CMS approved expansion of our Medicare Advantage plans to cover traditional Medicare beneficiaries in addition to the existing special needs beneficiaries already covered in Texas, Tennessee and New Mexico. These approvals allowed us to begin serving Medicare members in the expanded areas effective January 1, 2011.

During the third quarter of 2011, we received approval from CMS to begin operating a Medicare Advantage plan for dual eligible beneficiaries in Chatham and Fulton counties in the state of Georgia, in addition to the renewal of each of our Medicare Advantage contracts in the states of Florida, Maryland, New Jersey, New Mexico, New York, Tennessee and Texas. Each of these contracts are annually renewing with effective dates of January 1, 2012.

We can give no assurance that our entry into the new service areas in Georgia will be favorable to our financial position, results of operations or cash flows in future periods.

New Jersey

On July 1, 2011, our New Jersey health plan renewed its managed care contract with the State of New Jersey Department of Human Services Division of Medical Assistance and Health Services (“NJ DMAHS”) under which we provide managed care services to eligible members of the State’s New Jersey Medicaid/NJ FamilyCare program. The renewed contract revised the premium rates and expanded certain healthcare services provided to eligible members. These new healthcare services include personal care assistant services, medical day care (adult and pediatric), outpatient rehabilitation (physical therapy, occupational therapy, and speech pathology services), dual eligible pharmacy benefits and ABD expansion. The managed care contract renewal also includes participation by our New Jersey health plan in a three-year medical home demonstration project with NJ DMAHS. This project requires the provision of services to participating enrollees under the Medical Home Model Guidelines. Additionally, on March 1, 2010, our New Jersey health plan completed the previously announced acquisition of the Medicaid contract rights and rights under certain provider agreements of University Health Plans, Inc. (“UHP”) for $13.4 million. As of September 30, 2011, our New Jersey health plan served approximately 140,000 members.

New York

On October 25, 2011, we signed an agreement to purchase substantially all of the operating assets and contract rights of Health Plus, one of the largest Medicaid PHSPs in New York for $85.0 million. Health Plus currently serves approximately 320,000 members in New York State’s Medicaid, Family Health Plus and Child Health Plus programs, as well as the federal Medicare Advantage program. We intend to fund the purchase price through available cash, which may include the proceeds from the notes offered hereby. In connection with this acquisition, we will also be required to fund certain minimum statutory capital levels commensurate with the anticipated increase in membership of our New York health plan. The transaction is subject to regulatory approvals and other closing conditions and is expected to close in the first half of 2012, although there can be no assurance as to the timing of consummation of this transaction or that this transaction will be consummated at all.

Additionally, effective October 1, 2011, covered benefits under our contracts in New York were expanded to include pharmacy coverage and LTC/dual eligible members are expected to transition to mandatory managed care beginning in 2012 representing a significant change in the operations of our New York health plan.

Tennessee

On March 1, 2010, our Tennessee health plan began offering long-term care services to existing members through the State’s TennCare CHOICES program. The program, created as a result of the Long Term Care Community Choices Act of 2008, is an expansion program offered through amendments to existing Medicaid managed care contracts. TennCare CHOICES focuses on promoting independence, choice, dignity and quality of life for long-term care Medicaid managed care recipients by offering members the option to live in their own homes while receiving long-term care and other medical services.

Our Tennessee health plan and the State of Tennessee TennCare Bureau are in the process of finalizing an amendment to the existing contract, which includes a revision to the premium rates at which our health plan provides Medicaid managed care services to eligible Medicaid members for the contract period that began July 1, 2011. The amendment revises premium rates resulting in a decrease of approximately 4.7% effective July 1, 2011. Additionally, the Tennessee contract employs an adjustment model to reflect the risk profile of the participating managed care organizations membership or a “risk adjustment factor”. This risk adjustment factor is determined annually subsequent to the determination of the premium rates established for the contract year. Based on information provided by the state, we have determined that premium rates will be further reduced by 1.7% retroactively effective July 1, 2011 due to the most recent risk adjustment factor calculation. The revised premium rates have been recognized for the period subsequent to the effective date in accordance with GAAP. We can provide no assurance that the decrease in premium rates will not have a material adverse effect on our financial position, results of operations or cash flows in future periods.

Texas

One of our Texas health plans and HHSC are in the process of finalizing an amendment to the existing Medicaid and CHIP Managed Care Services Contract for the contract period that began September 1, 2011. The amendment revises premium rates resulting in a net decrease of approximately 5.4% effective September 1, 2011. The revised premium rates have been recognized for the period subsequent to the effective date as required under GAAP. We can provide no assurance that the impact of the decrease in premium rates will not have a material adverse effect on our financial position, results of operations or cash flows in future periods.

On August 1, 2011, HHSC announced that we were awarded contracts to continue to provide Medicaid managed care services to our existing service areas of Austin, Dallas/Fort Worth, Houston (including the September 1, 2011 expansion into the Jefferson service area) and San Antonio. We will no longer participate in the Corpus Christi area, for which we served approximately 10,000 members as of September 30, 2011. In addition to the existing service areas, we will begin providing Medicaid managed care services in the Lubbock and El Paso service areas in the 164 counties defined by HHSC as the rural service areas. Additionally, we will begin providing prescription drug benefits for all of our Texas members and, pending final approval of the State’s waiver filed with CMS, inpatient hospital services for the STAR+PLUS program. As of September 30, 2011, we served approximately 611,000 members. Pending completion of a final agreement, we anticipate beginning operations for new markets and populations in early 2012.

In February 2011, we began serving ABD members in the six-county service area surrounding Fort Worth, Texas through an expansion contract awarded by HHSC. As of September 30, 2011, we served approximately 28,000 members under this contract. Previously, we served approximately 14,000 ABD members in the Dallas and Fort Worth areas under an administrative services only (“ASO”) contract that terminated on January 31, 2011.

Contingencies

Unresolved or Continuing Contingencies as of September 30, 2011

Employment Litigation

On November 22, 2010, a former AMERIGROUP New York, LLC marketing representative filed a putative collective and class action Complaint against AMERIGROUP Corporation and AMERIGROUP New York, LLC in the United States District Court, Eastern District of New York styled as Hamel Toure, Individually and on Behalf of All Other Persons Similarly Situated v. AMERIGROUP CORPORATION and AMERIGROUP NEW YORK, L.L.C. f/k/a CAREPLUS, L.L.C. (Case No.: CV10-5391). Subsequently, another lawsuit making substantially the same allegations as the Toure case, styled as Andrea Burch, individually and on behalf of all others similarly situated v. AMERIGROUP CORP., d/b/a AMERIGROUP; AMERIGROUP NEW YORK, LLC, d/b/a AMERIGROUP (Case No.: CV11-1895), was consolidated with the Toure case.

The Second Amended Class Action Complaint with respect to these consolidated cases alleges, among other things, that the plaintiffs and certain other employees should have been classified as non-exempt employees under the Fair Labor Standards Act (“FLSA”) and during the course of their employment should have received overtime and other compensation under the FLSA from October 22, 2007 until the entry of judgment and under the New York Labor Law (“NYLL”) from October 22, 2004 until the entry of judgment. The Complaint requests certification of the NYLL claims as a class action under Rule 23, designation of the FLSA claims as a collective action, a declaratory judgment, injunctive relief, an award of unpaid overtime compensation, an award of liquidated damages under the FLSA and NYLL, pre-judgment interest, as well as costs, attorneys’ fees, and other relief.

At this early stage of the aforementioned case, we are unable to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome because, among other things, the scope and size of the potential class has not been determined and no specific amount of monetary damages has been alleged. We believe we have meritorious defenses to the claims against us and intend to defend ourselves vigorously.

Georgia Letter of Credit

Effective July 1, 2011, we renewed a collateralized irrevocable standby letter of credit, initially issued on July 1, 2009 in an aggregate principal amount of approximately $17.4 million, to meet certain obligations under our Medicaid contract in the State of Georgia through our Georgia subsidiary, AMGP Georgia Managed Care Company, Inc. The letter of credit is collateralized through cash and investments held by AMGP Georgia Managed Care Company, Inc. The amount of the letter of credit is materially unchanged from that which was held at December 31, 2010.

Resolved Contingencies as of September 30, 2011

Florida Premium Recoupment

AMERIGROUP Florida, Inc. received written notices (the “Notices”) from the Florida Agency for Health Care Administration (“AHCA”) on March 14, 2011 regarding an audit, conducted by a third party, of Medicaid claims paid under contracts between AHCA and Florida Medicaid managed care organizations for the period October 1, 2008 through December 31, 2010. The Notices claimed that AHCA paid premium to AMERIGROUP Florida, Inc. for members who were not eligible to be enrolled in the Medicaid program at the time AHCA and other State agencies enrolled these purportedly ineligible members. The Notices also sought recoupment of premium payments to AMERIGROUP Florida, Inc. attributable to the purportedly ineligible members in the amount of $2.9 million. In June 2011, AMERIGROUP Florida, Inc. received revised Notices from AHCA reducing the recoupment of premium amount to $2.2 million. On October 5, 2011, AHCA notified AMERIGROUP Florida, Inc. that the recovery project associated with the audit, which sought recoupment of premium payments made to AMERIGROUP Florida, Inc. attributable to purportedly ineligible members, had been cancelled. As a result, we do not anticipate further premium recoupment activity relating to this audit. The resolution of this matter did not have a material impact on our financial position, results of operations or cash flows as of or for the nine months ended September 30, 2011.

Florida Medicaid Contract Dispute

Under the terms of the Medicaid contracts with the AHCA, managed care organizations are required to have a process to identify members who are pregnant, or the newborns of members, so that the newborn can be enrolled as a member of the health plan as soon as possible after birth. This process is referred to as the “Unborn Activation Process”.

Beginning in July 2008, AMERIGROUP Florida, Inc. received a series of letters from the Florida Office of the Inspector General (“IG”) and AHCA stating that AMERIGROUP Florida, Inc. had failed to comply with the Unborn Activation Process in each and every instance during the period from July 1, 2004 through December 31, 2007 and, as a result, AHCA had paid approximately $10.6 million in Medicaid fee-for-service claims that should have been paid by AMERIGROUP Florida, Inc. The letters requested that AMERIGROUP Florida, Inc. provide documentation to evidence its compliance with the terms of the contract with AHCA with respect to the Unborn Activation Process. It is our belief that AHCA and the IG sent similar letters to the other Florida Medicaid managed care organizations during this time period.

In October 2008, AMERIGROUP Florida, Inc. submitted its response to the letters. In July 2009, AMERIGROUP Florida, Inc. received another series of letters from the IG and AHCA stating that, based on a review of the AMERIGROUP Florida, Inc.’s response, they had determined that AMERIGROUP Florida, Inc. did not comply with the Unborn Activation Process and assessed fines against AMERIGROUP Florida, Inc. in the amount of two thousand, five hundred dollars per newborn for an aggregate amount of approximately $6.0 million. The letters further reserved AHCA’s right to pursue collection of the amount paid for the fee-for-service claims. AMERIGROUP Florida, Inc. appealed these findings and submitted documentation to evidence its compliance with, and performance under, the Unborn Activation Process requirements of the contract. On January 14, 2010, AMERIGROUP Florida, Inc. appealed AHCA’s contract interpretation to the Florida Deputy Secretary of Medicaid that the failure to utilize the Unborn Activation Process for each and every newborn could result in fines. In February 2010, AMERIGROUP Florida, Inc. received another series of letters from the IG and AHCA revising the damages from $10.6 million to $3.2 million for the fee-for-service claims that AHCA believed they paid. The revised damages included an offset of premiums that would have been paid for the dates of service covered by the claims. The letters also included an updated fine amount which was not materially different from the prior letters.

On May 26, 2010, the Florida Deputy Secretary of Medicaid denied AMERIGROUP Florida, Inc.’s contract interpretation appeal. Following the denial, in June 2010, AMERIGROUP Florida, Inc. received another series of letters from AHCA assessing fines in the amount of two thousand, five hundred dollars per newborn for an aggregate amount of approximately $6.0 million.

As a result of discussions with the IG and AHCA, in December 2010, AMERIGROUP Florida, Inc. and AHCA entered into a confidential settlement agreement resolving and releasing all claims related to the Unborn Activation Process during the period from July 1, 2004 through December 31, 2007. The settlement, included in the results of operations for the year ended December 31, 2010, was not material to our financial position, results of operations or cash flows.

Other Litigation

We are involved in various other legal proceedings in the normal course of business. Based upon our evaluation of the information currently available, we believe that the ultimate resolution of any such proceedings will not have a material adverse effect, either individually or in the aggregate, on our financial position, results of operations or cash flows.

Discussion of Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our audited Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates and the differences could be significant. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We generate revenues primarily from premiums and ASO fees we receive from the states in which we operate to arrange for healthcare services for our TANF, CHIP, ABD and FamilyCare members. We also receive premiums from CMS for our Medicare Advantage members. We recognize premium and ASO fee revenue during the period in which we are obligated to provide services to our members. A fixed amount per member per month (“PMPM”) is paid to us to arrange for healthcare services for our members pursuant to our contracts in each of our markets. These premium payments are based upon eligibility lists produced by the government agencies with whom we contract. Errors in this eligibility determination on which we rely can result in positive and negative revenue adjustments to the extent this information is adjusted by the state. Adjustments to eligibility data received from these government agencies result from retroactive application of enrollment or disenrollment of members or classification changes of members between rate categories that were not known by us in previous months due to timing of the receipt of data or errors in processing by the government agencies. These changes, while common, are not generally large. Retroactive adjustments to revenue for corrections in eligibility data are recorded in the period in which the information becomes known. We estimate the amount of outstanding retroactivity each period and adjust premium revenue accordingly, if appropriate.

In all of the states in which we operate, with the exceptions of Florida, New Mexico, Tennessee and Virginia, we are eligible to receive supplemental payments to offset the health benefits expense associated with the birth of a baby. Each state contract is specific as to what is required before payments are collectible. Upon delivery of a baby, each state is notified in accordance with contract terms. Revenue is recognized in the period that the delivery occurs and the related services are provided to our member based on our authorization system for those services. Changes in authorization and claims data used to estimate supplemental revenues can occur as a result of changes in eligibility noted above or corrections of errors in the underlying data. Adjustments to revenue for corrections to authorization and claims data are recorded in the period in which the corrections become known.

Historically, the impact of adjustments from retroactivity, changes in authorizations and changes in claims data used to estimate supplemental revenues has represented less than 1.0% of annual revenue. This results in a negligible impact on annual earnings as changes in revenue are typically accompanied by corresponding changes in the related health benefits expense. We believe this historical experience represents what is reasonably likely to occur in future periods.

Additionally, delays in annual premium rate changes require that we defer the recognition of any increases to the period in which the premium rates become final. The time lag between the effective date of the premium rate increase and the final contract can and has been delayed one quarter or more. The value of the impact can be significant in the period in which it is recognized dependent on the magnitude of the premium rate change, the membership to which it applies and the length of the delay between the effective date and the final contract date.

Estimating Health Benefits Expense and Claims Payable

Medical claims payable, representing 45.7% and 44.9% of our total consolidated liabilities as of December 31, 2010 and as of September 30, 2011, respectively, consist of actual claims reported but not paid and estimates of healthcare services IBNR. Included in this liability and the corresponding health benefits expense for IBNR claims are the estimated costs of processing such claims. Health benefits expense has two main components: direct medical expenses and medically-related administrative costs. Direct medical expenses include amounts paid to hospitals, physicians and providers of ancillary services, such as laboratories and pharmacies. Medically-related administrative costs include items such as case and disease management, utilization review services, quality assurance and on-call nurses.

We have used a consistent methodology for estimating our medical expenses and medical claims payable since inception, and have refined our assumptions to take into account our maturing claims, product and market experience. Our reserving practice is to consistently recognize the actuarial best point estimate within a level of confidence required by actuarial standards. Actuarial standards of practice generally require a level of confidence such that the liabilities established for IBNR have a greater probability of being adequate versus being insufficient, or such that the liabilities established for IBNR are sufficient to cover obligations under an assumption of moderately adverse conditions. Adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of the estimate. Therefore, in many situations, the claim amounts ultimately settled will be less than the estimate that satisfies the actuarial standards of practice.

In developing our medical claims payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For mature incurred months (generally the months prior to the most recent three months), we calculate completion factors using an analysis of claim adjudication patterns over the most recent 12-month period. A completion factor is an actuarial estimate, based upon historical experience, of the percentage of incurred claims during a given period that have been adjudicated as of the date of estimation. We apply the completion factors to actual claims adjudicated-to-date in order to estimate the expected amount of ultimate incurred claims for those months. Actuarial estimates of claim liabilities are determined by subtracting the actual paid claims from the estimate of ultimate incurred claims.

We do not believe that completion factors are fully credible for estimating claims incurred for the most recent two-to-three months which constitute the majority of the amount of the medical claims payable. Accordingly, we estimate health benefits expense incurred by applying observed medical cost trend factors to medical costs incurred in a more complete time period. Medical cost trend factors are developed through a comprehensive analysis of claims incurred in prior months for which more complete claim data is available. Assumptions for known changes in hospital authorization data, provider contracting changes, changes in benefit levels, age and gender mix of members, and seasonality are also incorporated into the most recent incurred estimates. The incurred estimates resulting from the analysis of completion factors, medical cost trend factors and other known changes are weighted together using actuarial judgment.

Many aspects of the managed care business are not predictable with consistency. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, new flu strains, diabetes, the number of full-term versus premature births and the number of neonatal intensive care babies). Therefore, we must rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our members in our assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated, as opposed to a fee-for-service, basis. These considerations are aggregated in the medical cost trend. Other external factors that may impact medical cost trends include factors such as government-mandated benefits or other regulatory changes; catastrophes, epidemics and pandemics, such as the H1N1 virus in 2009; or increases, decreases or turnover in our membership. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately establish estimates of historical completion factors or medical cost trends. Management is required to use considerable judgment in the selection of health benefits expense trends and other actuarial model inputs.

Completion factors and medical cost trends are the most significant factors we use in developing our medical claims payable estimates. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical claims payable estimates for those periods as of December 31, 2010:

Completion Factor	Increase (Decrease)	Medical Claims Trend	Increase (Decrease)
(Decrease) Increase	in Medical Claims	(Decrease) Increase	in Medical Claims
in Factor	Payable(1)	in Factor	Payable(2)
	(In millions)		(In millions)

(0.75)%	$73.5	10.0%	$16.0
(0.50)%	$49.0	5.0%	$8.1
(0.25)%	$24.5	2.5%	$4.1
0.25%	$(24.5)	(2.5)%	$(4.1)
0.50%	$(49.0)	(5.0)%	$(8.1)
0.75%	$(73.5)	(10.0)%	$(16.0)

(1)	Reflects estimated potential changes in health benefits expense and medical claims payable caused by changes in completion factors used in developing medical claims payable estimates for older periods, generally periods prior to the most recent three months.

(2)	Reflects estimated potential changes in health benefits expense and medical claims payable caused by changes in medical costs trend data used in developing medical claims payable estimates for the most recent three months.

The analyses above include those outcomes that are considered reasonably likely based on our historical experience in estimating our medical claims payable.

Changes in estimates of medical claims payable are primarily the result of obtaining more complete claims information that directly correlates with the claims and provider reimbursement trends. Volatility in members’ needs for medical services, provider claims submission and our payment processes often results in identifiable patterns emerging several months after the causes of deviations from assumed trends. Since our estimates are based upon PMPM claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Deviations, whether positive or negative, between actual experience and estimates used to establish the liability are recorded in the period known.

We continually monitor and adjust the medical claims payable and health benefits expense based on subsequent paid claims activity. If it is determined that our assumptions regarding medical cost trends and utilization are significantly different than actual results, our results of operations, financial position and liquidity could be impacted in future periods. Adjustments of prior year estimates may result in additional health benefits expense or a reduction of health benefits expense in the period an adjustment is made. Further, due to the considerable variability of healthcare costs, adjustments to medical claims payable occur each quarter and are sometimes significant as compared to the net income recorded in that quarter. Prior period development is recognized immediately upon the actuaries’ judgment that a portion of the prior period liability is no longer needed or that an additional liability should have been accrued.

The following table presents the components of the change in medical claims payable for the periods presented (in millions; totals in the table below may not equal the sum of individual line items as all line items have been rounded to the nearest decimal):

	Years Ended			Nine Months Ended
	December 31,			September 30,
	2008	2009	2010	2010	2011

Medical claims payable as of January 1	$541.2	$536.1	$529.0	$529.0	$510.7
Health benefits expenses incurred during the period:
Related to current year	3,679.1	4,492.6	4,828.3	3,615.1	3,965.9
Related to prior years	(60.8)	(85.3)	(106.2)	(97.4)	(84.5)

Total incurred	3,618.3	4,407.3	4,722.1	3,517.7	3,881.4
Health benefits payments during the period:
Related to current year	3,197.7	4,007.8	4,359.2	3,151.4	3,461.9
Related to prior years	425.7	406.6	381.3	373.5	385.6

Total payments	3,623.4	4,414.4	4,740.5	3,524.9	3,847.5

Medical claims payable as of the end of the period	536.1	529.0	510.7	521.8	544.5

Current year medical claims paid as a percent of current year health benefits expenses incurred	86.9%	89.2%	90.3%	87.2%	87.3%

Health benefits expenses incurred related to prior years as a percent of prior year medical claims payable as of end of period	(11.2)%	(15.9)%	(20.1)%	(18.4)%	(16.6)%

Health benefits expenses incurred related to prior years as a percent of the prior year’s health benefits expenses related to current year	(1.9)%	(2.3)%	(2.4)%	(2.2)%	(1.8)%

Health benefits expense incurred during the applicable periods, was reduced for amounts related to prior periods by approximately $106.2 million, $85.3 million and $60.8 million in the years ended December 31, 2010, 2009 and 2008, respectively, and approximately $84.5 million and $97.4 million for the nine months ended September 20, 2011 and 2010, respectively. As noted above, the actuarial standards of practice generally require that the liabilities established for IBNR be sufficient to cover obligations under an assumption of moderately adverse conditions. We did not experience moderately adverse conditions in any of these periods. Therefore, included in the amounts related to prior periods are approximately $32.2 million, $34.4 million and $37.3 million for the years ended December 31, 2010, 2009 and 2008, respectively, and $28.3 million and $31.3 million for the nine months ended September 30, 2011 and 2010, respectively, related to amounts included in the medical claims payable as of January 1 of each respective period in order to establish the liability at a level adequate for moderately adverse conditions.

The remaining reduction in health benefits expense incurred during the period, related to prior periods, of approximately $74.0 million, $50.9 million and $23.5 million for the years ended December 31, 2010, 2009 and 2008, respectively, and approximately $56.2 million and $66.1 million for the nine months ended September 30, 2011 and 2010, respectively, primarily resulted from obtaining more complete claims information for claims incurred for dates of service in the prior years. We refer to these amounts as net reserve development. We experienced lower medical trend than originally estimated in addition to claims processing initiatives that yielded increased claim payment recoveries and coordination of benefits in 2011, 2010, 2009 and 2008 related to prior year dates of services for all periods. These factors also caused our actuarial estimates to include faster completion factors than were originally established. The lower medical trend, increased claim payment recoveries and faster completion factors each contributed to the net favorable reserve development in each respective period.

Establishing the liabilities for IBNR associated with health benefits expense incurred during a year related to that current year, at a level sufficient to cover obligations under an assumption of moderately adverse conditions, will cause incurred health benefits expense for that current year to be higher than if IBNR was established without sufficiency for moderately adverse conditions. In the above table, the health benefits expense incurred during the year related to the current year includes an assumption to cover moderately adverse conditions.

Also included in medical claims payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement and claims payment differences, as well as amounts due to contracted providers under risk-sharing arrangements. These estimates are established through analysis of claims payment data, contractual provisions and state or federal regulations, as applicable. Differences in interpretation of appropriate payment levels and the methods under which these liabilities are resolved cause these estimates to be subject to revision in future periods.

Premium Deficiency Reserves

In addition to incurred but not paid claims, the liability for medical claims payable includes reserves for premium deficiencies, if appropriate. We review each state Medicaid and federal Medicare contract under which we operate on a quarterly basis for any apparent premium deficiency. In doing so, we evaluate current medical cost trends, expected premium rate changes and termination clauses to determine our exposure to future losses, if any. Premium deficiencies are recognized when it is probable that expected claims and administrative expenses will exceed future premiums and investment income on existing medical insurance contracts. For purposes of premium deficiencies, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We did not have any premium deficiency reserves at December 31, 2010 or at September 30, 2011.

Income Taxes

We account for income taxes in accordance with current accounting guidance as prescribed under U.S. generally accepted accounting principles. On a quarterly basis, we estimate our required tax liability based on enacted tax rates, estimates of book-to-tax differences in income, and projections of income that will be earned in each taxing jurisdiction. Deferred tax assets and liabilities representing the tax effect of temporary differences between financial reporting net income and taxable income are measured at the tax rates enacted at the time the deferred tax asset or liability is recorded.

After tax returns for the applicable year are filed, the estimated tax liability is adjusted to the actual liability per the filed state and federal tax returns. Historically, we have not experienced significant differences between our estimates of tax liability and our actual tax liability.

Similar to other companies, we sometimes face challenges from tax authorities regarding the amount of taxes due. Positions taken on our tax returns are evaluated and benefits are recognized only if it is more likely than not that our position will be sustained on audit. Based on our evaluation of tax positions, we believe that we have appropriately accounted for potential tax exposures.

In addition, we are periodically audited by state and federal taxing authorities and these audits can result in proposed assessments. We believe that our tax positions comply with applicable tax law and, as such, will vigorously defend these positions on audit. We believe that we have adequately provided for any reasonably foreseeable outcome related to these matters. Although the ultimate resolution of these audits may require additional tax payments, we do not anticipate any material impact to earnings.

The qui tam litigation settlement payment we made in 2008 had a significant impact on tax expense and the effective tax rates for 2008 and 2009 due to the fact that a portion of the settlement payment is not deductible for income tax purposes. At December 31, 2008, the estimated tax benefit associated with the qui tam litigation settlement payment was approximately $34.6 million. In June 2009, we recorded an additional $22.4 million tax benefit regarding the tax treatment of the qui tam litigation settlement under an agreement in principle with the Internal Revenue Service (“IRS”) which was formalized through a pre-filing agreement with the IRS in September 2009. The pre-filing agreement program permits taxpayers to resolve tax issues in advance of filing their corporate income tax returns. We do not anticipate that there will be any further material changes to the tax benefit associated with this litigation settlement in future periods.

For further information, please reference Note 13 to our audited Consolidated Financial Statements as of and for the year ended December 31, 2010 included elsewhere in this prospectus supplement.

Investments

As of December 31, 2010 and September 30, 2011, we had investments with a carrying value of $984.0 million and $1,209.6 million, respectively, primarily held in marketable debt securities. Our investments are classified as available-for-sale and are recorded at fair value. We exclude gross unrealized gains and losses on available-for-sale investments from earnings and report unrealized gains or losses, net of income tax effects, as a separate component in stockholders’ equity. We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2010 and September 30, 2011, our investments had gross unrealized gains of $4.6 million and $15.7 million, respectively, and gross unrealized losses of $3.6 million and $6.2 million, respectively. We evaluate investments for impairment considering the length of time and extent to which market value has been less than cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and our intent to sell the security or the likelihood that we will be required to sell the security before recovery of the entire amortized cost. For debt securities, if we intend to either sell or determine that we will more likely than not be required to sell a debt security before recovery of the entire amortized cost basis or maturity of the debt security, we recognize the entire impairment in earnings. If we do not intend to sell the debt security and we determine that we will not more likely than not be required to sell the debt security but we do not expect to recover the entire amortized cost basis, the impairment is bifurcated into the amount attributed to the credit loss, which is recognized in earnings, and all other causes, which are recognized in accumulated other comprehensive income. New information and the passage of time can change these judgments.

We manage our investment portfolio to limit our exposure to any one issuer or market sector, and largely limit our investments to U.S. government and agency securities; state and municipal securities; and corporate debt obligations, substantially all of investment grade quality. Our investment policies are designed to preserve capital, provide liquidity and maximize total return on invested assets. As of December 31, 2010 and September 30, 2011, our investments included securities with an auction reset feature (“auction rate securities”) issued by student loan corporations established by various state governments. Since early 2008, auctions for these auction rate securities have failed, significantly decreasing our ability to liquidate these securities prior to maturity. As we cannot predict the timing of future successful auctions, if any, our auction rate securities are classified as available-for-sale and are carried at fair value within long-term investments. We currently believe that the net unrealized loss position that remains at September 30, 2011 on our auction rate securities portfolio is primarily due to liquidity concerns and not the creditworthiness of the underlying issuers. We currently have the intent to hold our auction rate securities to maturity, if required, or if and when market stability is restored with respect to these investments.

Goodwill and Intangible Assets

The valuation of goodwill and intangible assets at acquisition requires assumptions regarding estimated discounted cash flows and market analyses. These assumptions contain uncertainties because they require management to use judgment in selecting the assumptions and applying the market analyses to the individual acquisitions. Additionally, impairment evaluations require management to use judgment to determine if impairment of goodwill and intangible assets is apparent. We have applied a consistent methodology in both the original valuation and subsequent impairment evaluations for all goodwill and intangible assets. We do not anticipate any changes to that methodology, nor has any impairment loss resulted from our analyses other than that recognized in connection with discontinued operations in West Tennessee and the District of Columbia in 2008. Based on our analysis, we have concluded that a significant margin of fair value in excess of the carrying value of goodwill and other intangibles exists as of December 31, 2010 with no apparent indication of impairment as of September 30, 2011. If the assumptions used to evaluate the value of goodwill and intangible assets change in the future, an impairment loss may be recorded and it could be material to our results of operations in the period in which the impairment loss occurs.

Results of Operations

Nine months ended September 30, 2011 and 2010

The following table sets forth selected operating ratios for the nine months ended September 30, 2011 and 2010. All ratios, with the exception of the HBR, are shown as a percentage of total revenues:

	Nine Months Ended
	September 30,
	2011	2010

Premium revenue	99.7%	99.6%
Investment income and other	0.3	0.4

Total revenues	100.0%	100.0%

Health benefits(1)	83.3%	82.1%
Selling, general and administrative expenses	7.9%	7.7%
Income before income taxes	5.5%	7.2%
Net income	3.5%	4.5%

(1)	The HBR is shown as a percentage of premium revenue because there is a direct relationship between the premium received and the health benefits provided.

Summarized comparative financial information for the nine months ended September 30, 2011 and 2010 is as follows (dollars in millions, except per share data; totals in the table below may not equal the sum of individual line items as all line items have been rounded to the nearest decimal):

			Nine Months
			Ended
	Nine Months Ended		September 30,
	September 30,		2011-2010
	2011	2010	% Change

Revenues:
Premium	$4,659.7	$4,285.5	8.7
Investment income and other	12.3	18.5	(33.8)

Total revenues	4,672.0	4,304.1	8.5
Expenses:
Health benefit	3,881.4	3,517.7	10.3
Selling, general and administrative	369.5	332.4	11.2
Premium tax	122.1	105.0	16.3
Depreciation and amortization	27.7	26.4	5.3
Interest	12.5	12.0	4.5

Total expenses	4,413.3	3,993.5	10.5

Income before income taxes	258.7	310.6	(16.7)
Income tax expense	95.9	116.9	(17.9)

Net income	$162.8	$193.7	(15.9)

Diluted net income per share	$3.14	$3.81	(17.6)

Premium Revenue

Premium revenue for the nine months ended September 30, 2011 increased $374.2 million, or 8.7%, to $4.7 billion from $4.3 billion for the nine months ended September 30, 2010. The increase was due in part to increases in full-risk membership across the majority of our existing products and markets, most significantly in the State of Texas which includes our Texas expansion into the Fort Worth STAR+PLUS program on February 1, 2011. Additionally, the increase in premium revenue reflects premium rate increases and yield increases resulting from changes in membership mix and benefits across many of our markets. For the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, the increase in premium revenue was further attributable to our entry into the Tennessee TennCare CHOICES program in March 2010.

The nine months ended September 30, 2011 also includes the impact of duplicate premium payments in Georgia. GA DCH routinely assigns more than one Medicaid enrollment number to an individual, resulting in multiple enrollment records and duplicate premium payments for the same member. The occurrence of duplicate member records is common in Georgia and is generally corrected in a timely manner. During the nine months ended September 30, 2011, it became apparent to us that GA DCH was not current in its processing of merging duplicate member records. We notified GA DCH of the potential issues, and GA DCH completed a comprehensive review of their membership files and merged duplicate member records identifying premium overpayments, impacting periods as far back as the start of the Medicaid managed care program in 2006. We accrued $28.2 million as an estimate of premium overpayments during the nine months ended September 30, 2011, the majority of which was accrued in periods prior to June 30, 2011 and approximately $25.5 million has been recouped by GA DCH as of September 30, 2011.

Previously GA DCH had used these duplicate members in the determination of premium rates. GA DCH revisited the premium rate calculations using a revised count of membership account for the cumulative effect of previously uncorrected duplicate members for state fiscal years 2007 through

2011. As a result of this activity, the Company and GA DCH have agreed in principle to the value of a premium adjustment due to the Company in recognition of revised premium rates. Based on this agreement in principle, the Company recorded premium revenue during the nine months ended September 30, 2011 of $14.0 million.

Membership

The following table sets forth the approximate number of members we served in each state as of September 30, 2011 and 2010. Because we receive two premiums for members that are in both the Medicare Advantage and Medicaid products, these members have been counted twice in the states where we operate Medicare Advantage plans.

	September 30,
	2011	2010

Texas(1)	611,000	557,000
Georgia	263,000	268,000
Florida	254,000	263,000
Tennessee	207,000	204,000
Maryland	207,000	201,000
New Jersey	140,000	138,000
New York	110,000	109,000
Nevada	85,000	76,000
Ohio	58,000	58,000
Virginia	40,000	38,000
New Mexico	22,000	21,000

Total	1,997,000	1,933,000

(1)	Membership includes approximately 14,000 ABD members under an ASO contract as of September 30, 2010. This contract terminated on January 31, 2011.

As of September 30, 2011, we served approximately 1,997,000 members, reflecting an increase of approximately 64,000 members, or 3.3%, compared to September 30, 2010. The increase is primarily due to membership growth in the majority of our products and markets, most significantly in Texas which includes the impact of the expansion in the Fort Worth, Texas STAR+PLUS program on February 1, 2011.

The following table sets forth the approximate number of our members who receive benefits under our products as of September 30, 2011 and 2010. Because we receive two premiums for members that are in both the Medicare Advantage and Medicaid products, these members have been counted in each product.

	September 30
Product	2011	2010

TANF (Medicaid)	1,405,000	1,373,000
CHIP	263,000	274,000
ABD and LTC (Medicaid)(1)	231,000	197,000
FamilyCare (Medicaid)	75,000	70,000
Medicare Advantage	23,000	19,000

Total	1,997,000	1,933,000

(1)	Membership includes approximately 14,000 ABD members under an ASO contract in Texas as of September 30, 2010. This contract terminated on January 31, 2011.

Investment Income and Other Revenue

Investment income and other revenue was $12.3 million and $18.5 million for the nine months ended September 30, 2011 and 2010, respectively. Included in other revenue for the nine months ended September 30, 2010 is a $4.0 million gain on the sale of certain trademarks.

Our investment portfolio is primarily comprised of fixed income securities and cash and cash equivalents. Our investment portfolio generated pre-tax income totaling $11.8 million and $13.5 million for the nine months ended September 30, 2011 and 2010, respectively. The decrease in investment income is primarily a result of decreased rates of return on fixed income securities due to current market interest rates. Our effective yield could remain at or below our current rate of return for the foreseeable future, which would result in similar or reduced returns on our investment portfolio in future periods. The performance of our investment portfolio is predominately interest rate driven and, consequently, changes in interest rates affect our returns on, and the fair value of, our portfolio which can materially affect our financial position, results of operations or cash flows in future periods.

Health benefits expenses

Expenses relating to health benefits for the nine months ended September 30, 2011 increased $363.6 million, or 10.3%, to $3.9 billion from $3.5 billion for the nine months ended September 30, 2010. Our HBR increased to 83.3% for the nine months ended September 30, 2011 compared to 82.1% for the same period of the prior year. Health benefits expense for the nine months ended September 30, 2011 reflects moderate increases in cost trends and expansion into new markets and products with higher medical costs relative to premium revenues, such as long-term care services in Tennessee and the ABD expansion in Fort Worth, Texas. Additionally, current periods reflect lower favorable development related to prior periods than that of recent years. The combined impacts of these factors resulted in an increase in our HBR for the nine months ended September 30, 2011 compared to that for the nine months ended September 30, 2010.

The following table presents the components of the change in claims payable for the periods presented (in millions; totals in the table below may not equal the sum of individual line items as all line items have been rounded to the nearest decimal):

	Nine Months Ended
	September 30,
	2011	2010

Claims payable, beginning of period	$510.7	$529.0
Health benefits expense incurred during the period:
Related to current year	3,965.9	3,615.1
Related to prior years	(84.5)	(97.4)

Total incurred	3,881.4	3,517.7
Health benefits payments during the period:
Related to current year	3,461.9	3,151.4
Related to prior years	385.6	373.5

Total payments	3,847.5	3,524.9

Claims payable, end of period	$544.5	$521.8

Health benefits expense incurred during both periods was reduced for amounts related to prior years. The amounts related to prior years include the impact of amounts previously included in the liability to establish it at a level sufficient under moderately adverse conditions that were not needed and the reduction in health benefits expense due to revisions to prior estimates.

Selling, general and administrative expenses

SG&A for the nine months ended September 30, 2011 increased $37.1 million, or 11.2%, to $369.5 million from $332.4 million for the nine months ended September 30, 2010. The SG&A to total revenues ratio was 7.9% and 7.7% for the nine months ended September 30, 2011 and 2010, respectively.

The increase in SG&A is due in part to increased salary and benefit expenses as a result of moderate workforce, wage and benefits increases. The increase was further attributable to increases in advertising and marketing relating to our rebranding activities and purchased services related to corporate projects partially offset by decreases in variable compensation accruals.

Premium tax expense

Premium taxes were $122.1 million and $105.0 million for the nine months ended September 30, 2011 and 2010, respectively. The increase for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 is due in part to the reinstatement of a premium tax in the State of Georgia in July 2010 and premium revenue growth in the majority of the markets where premium tax is levied. The increase was further attributable to premium revenue growth in the State of Tennessee relating to our entry into the TennCare CHOICES program in March 2010 and premium revenue growth relating to our Texas expansion into the Fort Worth STAR+PLUS program in February 2011.

Provision for income taxes

Income tax expense for the nine months ended September 30, 2011 and 2010 was $95.9 million and $116.9 million, respectively, with an effective tax rate of 37.1% and 37.6%, respectively. The effective tax rates for the nine months ended September 30, 2011 as compared to the three and nine months ended September 30, 2010 decreased due to a reduction in the blended state income tax rate.

Net income

Net income for the nine months ended September 30, 2011 was $162.8 million, or $3.14 per diluted share, compared to $193.7 million, or $3.81 per diluted share, for the nine months ended September 30, 2010. The decrease in net income for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was primarily a result of moderate increases in medical cost trends and lower favorable reserve development in current periods compared to prior periods.

Years ended December 31, 2010, 2009 and 2008

Summary Highlights for the Year Ended December 31, 2010

•	Total revenues of $5.8 billion, an 11.9% increase over the year ended December 31, 2009;

•	Membership increased by 143,000, or 8.0%, to 1,931,000 members compared to 1,788,000 members as of December 31, 2009;

•	HBR of 81.6% of premium revenues for the year ended December 31, 2010 compared to 85.4% for the year ended December 31, 2009;

•	SG&A ratio of 7.8% of total revenues for the year ended December 31, 2010 compared to 7.6% for the year ended December 31, 2009;

•	Cash provided by operations was $401.9 million for the year ended December 31, 2010;

•	Unregulated cash and investments of $248.6 million as of December 31, 2010;

•	On March 1, 2010, our Tennessee health plan began providing long-term care services to existing members under the State’s newly created TennCare CHOICES program;

•	On March 1, 2010, our New Jersey health plan completed the previously announced acquisition of certain assets of UHP. As of December 31, 2010, we served approximately 134,000 members in New Jersey;

•	In May 2010, HHSC announced that our Texas health plan was selected through a competitive procurement to expand healthcare coverage to seniors and people with disabilities in the six-county service area surrounding Fort Worth, Texas. AMERIGROUP Texas, Inc. began serving approximately 27,000 STAR+PLUS members in that service area on February 1, 2011, a portion of which were previously our members under an ASO contract; and

•	In September 2010, our Board of Directors authorized a $200.0 million increase to our ongoing share repurchase program, bringing the total authorization at December 31, 2010 to $400.0 million. During 2010, we repurchased 3,748,669 shares of our common stock for approximately $138.5 million and had remaining authorization to purchase up to an additional $224.3 million of shares as of December 31, 2010.

Similar to our experience in 2009, our results for the year ended December 31, 2010 reflect the impact of continued membership growth, which we believe was driven by the macroeconomic environment that increased the number of Medicaid eligible individuals. Increases in premium revenue also reflect the impact of a benefit expansion to provide long-term care services to eligible members in Tennessee, the net effect of premium rate changes from the prior year related to annual contract renewals and the impact of our first quarter 2010 acquisition in New Jersey. Health benefits expense for the year ended December 31, 2010 reflects moderating cost trends for current and prior periods, the latter of which generated revisions of estimates related to prior periods.

The following table sets forth selected operating ratios for the years ended December 31, 2008, 2009 and 2010. All ratios, with the exception of the HBR, are shown as a percentage of total revenues.

	Years Ended December 31,
	2008	2009	2010

Premium revenue	98.4%	99.4%	99.6%
Investment income and other	1.6	0.6	0.4

Total revenues	100.0%	100.0%	100.0%

Health benefits expenses(1)	82.9%	85.4%	81.6%
Selling, general and administrative expenses	9.8%	7.6%	7.8%
(Loss) Income before income taxes	(0.1)%	3.9%	7.5%
Net (loss) income	(1.3)%	2.9%	4.7%

(1)	HBR is shown as a percentage of premium revenue because there is a direct relationship between the premium received and the health benefits provided.

Summarized comparative financial information for the years ended December 31, 2008, 2009 and 2010 are as follows (dollars in millions, except per share data; totals in the table below may not equal the sum of individual line items as all line items have been rounded to the nearest decimal):

	Years Ended December 31,			Years Ended December 31,
			% Change			% Change
	2008	2009	2008-2009	2009	2010	2009-2010

Revenues:
Premium	$4,366.4	$5,159.0	18.2%	$5,159.0	$5,783.5	12.1%
Investment income and other	71.4	29.1	(59.3)%	29.1	22.8	(21.5)%

Total revenues	4,437.7	5,188.1	16.9%	5,188.1	5,806.3	11.9%
Expenses:
Health benefits	3,618.3	4,407.3	21.8%	4,407.3	4,722.1	7.1%
Selling, general and administrative	435.9	394.1	(9.6)%	394.1	452.1	14.7%
Premium tax	93.8	134.3	43.2%	134.3	143.9	7.2%
Depreciation and amortization	37.4	34.7	(7.1)%	34.7	35.0	0.9%
Litigation settlement	234.2	—	*	—	—	—
Interest	20.5	16.3	(20.7)%	16.3	16.0	(1.6)%

Total expenses	4,440.0	4,986.7	12.3%	4,986.7	5,369.1	7.7%

(Loss) income before income taxes	(2.3)	201.4	*	201.4	437.2	117.0%
Income tax expense	54.4	52.1	(4.1)%	52.1	163.8	214.2%

Net (loss) income	$(56.6)	$149.3	*	$149.3	$273.4	83.1%

Diluted net (loss) income per common share	$(1.07)	$2.85	*	$2.85	$5.40	89.5%

(*)	Not meaningful

Revenues

Premium Revenue

Premium revenue for the year ended December 31, 2010 increased $624.5 million, or 12.1%, to $5.8 billion from $5.2 billion for the year ended December 31, 2009. Premium revenue for the year ended December 31, 2009 increased $792.6 million, or 18.2%, from $4.4 billion for the year ended December 31, 2008. The increase in both periods was due in part to significant increases in full-risk membership across the majority of our existing products and markets. These membership increases were partially due to continuing high levels of unemployment and the generally adverse macroeconomic environment driving increases in the number of people eligible for publicly funded healthcare programs. Premium revenue for the year ended December 31, 2010 also increased as a result of our entry into the Tennessee TennCare CHOICES program and our acquisition of the Medicaid contract rights from UHP in the State of New Jersey, both occurring in March 2010, as well as from premium rate and mix changes. These increases were offset in part by our decision to exit the ABD program in the Southwest region of Ohio as well as the State’s election to remove pharmacy coverage from the benefit package from the TANF program, both effective February 2010.

Premium revenue for the year ended December 31, 2009 as compared to the year ended December 31, 2008 also increased as a result of our completion of a full statewide rollout under New Mexico’s Coordination of Long-Term Services (“CoLTS”) program in April 2009, which began with six counties in August 2008, as well as our entry into the Nevada market in February 2009.

The following table sets forth the approximate number of members we served in each state as of December 31, 2008, 2009 and 2010. Because we receive two premiums for members that are in both the Medicare Advantage and Medicaid products, these members have been counted twice in the states where we operate Medicare Advantage plans.

	December 31,
Market	2008	2009	2010

Texas(1)	455,000	505,000	559,000
Georgia	206,000	249,000	266,000
Florida	237,000	236,000	263,000
Tennessee	187,000	195,000	203,000
Maryland	169,000	194,000	202,000
New Jersey	105,000	118,000	134,000
New York	110,000	114,000	109,000
Nevada	—	62,000	79,000
Ohio	58,000	60,000	55,000
Virginia	25,000	35,000	40,000
New Mexico	11,000	20,000	21,000
South Carolina(2)	16,000	—	—

Total	1,579,000	1,788,000	1,931,000

(1)	Membership includes approximately 13,000 and 14,000 members under an ASO contract as of December 31, 2009 and 2010, respectively. There was no ASO contract in effect as of December 31, 2008.

(2)	The contract with South Carolina terminated March 1, 2009 concurrent with the sale of our rights under the contract.

Total membership as of December 31, 2010 increased by 143,000 members, or 8.0%, to 1,931,000 members from 1,788,000 as of December 31, 2009. Total membership as of December 31, 2009 increased by 209,000 members, or 13.2%, from 1,579,000 members as of December 31, 2008. Our risk membership as of December 31, 2010 increased by 142,000 members, or 8.0%, to 1,917,000 members from 1,775,000 as of December 31, 2009. Our risk membership as of December 31, 2009 increased by 196,000 members, or 12.4%, from 1,579,000 as of December 31, 2008.

The increase in both periods was primarily a result of membership growth in the majority of our products and markets driven by a surge in Medicaid eligibility, which we believe was driven by high unemployment and general adverse economic conditions. Membership as of December 31, 2010 also increased as a result of our March 2010 acquisition of the Medicaid contract rights from UHP to provide services to additional members in the State of New Jersey. Membership as of December 31, 2009 also increased as a result of our entry into the Nevada market in February 2009 and the commencement of the CoLTS program in New Mexico in August 2008.

At December 31, 2010, we served members who received healthcare benefits through contracts with the regulatory entities in the jurisdictions in which we operate. For the year ended December 31, 2010, our Texas contract represented approximately 23% of premium revenues and our Tennessee, Georgia and Maryland contracts represented approximately 15%, 12%, and 11% of premium revenues, respectively. Our state contracts have terms that are generally one- to two-years in length, some of which contain optional renewal periods at the discretion of the individual states. Some contracts also contain a termination clause with notification periods ranging from 30 to 180 days. At the termination of these contracts, re-negotiation of terms or the requirement to enter into a re-bidding or reprocurement process is required to execute a new contract. If these contracts were not renewed on favorable terms to us, our financial position, results of operations or cash flows could be materially adversely affected.

Investment Income and Other

Our investment portfolio generated approximately $17.2 million, $22.4 million and $50.9 million in pre-tax income for the years ended December 31, 2010, 2009 and 2008, respectively. The decrease in each period is primarily a result of decreasing rates of return on fixed income securities due to current market interest rates. The performance of our investment portfolio is interest rate driven and, consequently, changes in interest rates affect our returns on, and the fair value of, our portfolio which can materially affect our results of operations or liquidity in future periods.

Other revenue for the year ended December 31, 2010, decreased $1.1 million to $5.6 million compared to $6.7 million for the year ended December 31, 2009. Other revenue for the year ended December 31, 2009 decreased $13.8 million from $20.5 million for the year ended December 31, 2008. Included in other revenue for the year ended December 31, 2010 is a $4.0 million gain on the sale of certain trademarks. Included in other revenue for the year ended December 31, 2009 is a $5.8 million gain on the sale of the South Carolina contract rights. Included in other revenue for the year ended December 31, 2008 is the ASO revenue from the West Tennessee contract which concluded October 31, 2008.

Health Benefits Expense

Expenses relating to health benefits for the year ended December 31, 2010, increased $314.8 million, or 7.1%, to $4.7 billion compared to $4.4 billion for the year ended December 31, 2009. Our HBR decreased to 81.6% for the year ended December 31, 2010 compared to 85.4% for the prior year. The decrease in health benefits expense as it compares to premium revenue for the year ended December 31, 2010 resulted primarily from moderating cost trends for current and prior periods, the latter of which generated revisions of estimates related to prior periods. In addition, we believe a less severe winter flu season and lower utilization of health services due to severe winter weather in some of our markets favorably impacted the ratio. HBR was also favorably impacted by the net effect of premium rate changes in connection with annual contract renewals.

Expenses relating to health benefits for the year ended December 31, 2009 increased $789.0 million, or 21.8% compared to that for the year ended December 31, 2008. The HBR for the year ended December 31, 2009 was 85.4% compared to 82.9% in 2008. Our 2009 results compared to 2008 reflect an increase in the HBR primarily as a result of increased outpatient costs experienced across the majority of our markets and membership base. The surge in membership in 2009 resulted in increased utilization and intensity of services, particularly as it relates to emergency room services, ambulatory services and physician services. Historical experience indicates that new members generally utilize more services during the first two months of enrollment. Our 2009 results also reflect a significant increase in flu-related costs directly related to the onset of a severe off-season flu outbreak associated with the H1N1 virus, which has been noted to be particularly virulent among children, pregnant women, and other high-risk populations, all of whom together represent a significant portion of our membership. Additionally, our entry into the New Mexico market, with a higher HBR due to the benefit structure of the CoLTS program, contributed to the increase in HBR overall. In total, the increases in health benefits expense exceeded growth in premium revenues, thereby negatively impacting HBR for the year ended December 31, 2009.

Selling, General and Administrative Expenses

SG&A increased $58.0 million, or 14.7%, to $452.1 million for the year ended December 31, 2010 compared to $394.1 million for the year ended December 31, 2009. Our SG&A to total revenues ratio for the year ended December 31, 2010 was 7.8% compared to 7.6% in 2009. The increase in SG&A is primarily a result of increased salary and benefits expenses due to increased variable compensation accruals as a result of our operating performance for 2010 as well as moderate wage, benefits and workforce increases over the prior year. Our SG&A ratio remained relatively stable as the increased expense levels were matched by leverage gained through increased premium revenues.

SG&A decreased $41.8 million, or 9.6%, for the year ended December 31, 2009 compared to 2008. Our SG&A to total revenues ratio for the year ended December 31, 2009 was 7.6% compared to 9.8% in 2008. The decrease in the SG&A ratio in 2009 compared to 2008 is primarily a result of reductions in salary and benefits expenses due to lower variable compensation accruals related to our operating results in 2009. The decrease in the SG&A ratio is also the result of leverage gained through an increase in premium revenue through new market expansion and existing market growth and the termination of our ASO contract in West Tennessee in October 2008.

Premium Tax Expense

Premium taxes increased $9.6 million, or 7.2%, to $143.9 million for the year ended December 31, 2010 compared to $134.3 million for the year ended December 31, 2009. The increase in premium tax expense in 2010 compared to 2009 is attributable to increased premium revenues in the State of Tennessee primarily as a result of our entry into the TennCare CHOICES program in March 2010 and a premium tax rate increase in Tennessee effective July 2009. Additionally, premium revenue growth in the majority of other markets where premium tax is levied contributed to the increase. These factors were partially offset by the termination of premium tax in the State of Georgia in October 2009 which was subsequently reinstated at a lower rate in July 2010.

Premium taxes increased $40.5 million, or 43.2%, for the year ended December 31, 2009 compared to 2008. The increase in premium tax expense in 2009 compared to 2008 is a result of the commencement of the CoLTS program in New Mexico in August 2008, entry into Nevada in February 2009, adoption of premium tax in the State of New York effective January 2009, a premium tax rate increase in Tennessee effective July 2009 and growth in premium revenues across all markets where premium tax is levied. These increases were partially offset by the suspension of premium tax in the State of Georgia in October 2009.

Litigation Settlement

On August 13, 2008, we settled a qui tam litigation relating to certain marketing practices of our former Illinois health plan for a cash payment of $225.0 million without any admission of wrong-doing by us, our subsidiaries or affiliates. We also paid approximately $9.2 million to the relator for legal fees. Both payments were made during the three months ended September 30, 2008. As a result, we recorded a one-time expense in the amount of $234.2 million, or $199.6 million net of the related tax effects, in the year ended December 31, 2008 and reported a net loss. In June 2009, we recorded a $22.4 million tax benefit regarding the tax treatment of the settlement under an agreement in principle with the IRS which was formalized through a pre-filing agreement with the IRS in September 2009. The pre-filing agreement program permits taxpayers to resolve tax issues in advance of filing their corporate income tax returns. We do not anticipate that there will be any further material changes to the tax benefit associated with this settlement in future periods.

Interest Expense

Interest expense was $16.0 million, $16.3 million and $20.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. The decreases are the result of scheduled and voluntary payments resulting in payment in full of all outstanding balances under our previously maintained Credit Agreement which we terminated in August 2009, as well as fluctuating interest rates for previous borrowings under the Credit Agreement.

Provision for Income Taxes

Income tax expense was $163.8 million, $52.1 million and $54.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. The effective tax rate for the year ended December 31, 2010 was 37.5%. The effective tax rate for the year ended December 31, 2009 was significantly decreased due to a pre-filing agreement reached with the IRS in 2009 regarding the tax treatment of the 2008 qui tam litigation settlement payment resulting in an additional tax benefit of $22.4 million over what was recorded in 2008. Excluding the impact of the pre-filing agreement, the effective tax rate for the year ended December 31, 2010 compared to the year ended December 31, 2009 increased as a result of increases in non-deductible expenses as well as an increase in the blended state income tax rate. Additionally, excluding the impact of the tax benefits relating to the pre-filing agreement in 2009 and the settlement payment in 2008, the effective tax rate for the year ended December 31, 2009 decreased from the year ended December 31, 2008 due to a decrease in the blended state income tax rate.

Net Income (Loss)

Net income for 2010 was $273.4 million, or $5.40 per diluted share, compared to net income of $149.3 million, or $2.85 per diluted share in 2009 and a net loss of $56.6 million, or $1.07 per diluted share in 2008. Net income increased from 2009 to 2010 primarily as a result of moderating cost trends for current and prior periods, the latter of which generated revisions of estimates related to prior periods. The increase was also a result of premium growth, primarily driven by membership growth; expansion into the TennCare CHOICES program in the State of Tennessee; premium rate and mix changes; and our acquisition of the Medicaid contract rights from UHP in the State of New Jersey; each without an equal increase in health benefits expense. Net income increased from 2008 to 2009 primarily as a result of the one-time expense recorded in 2008 in connection with the settlement of the qui tam litigation equal to $234.2 million before the related tax benefit.

Liquidity and Capital Resources

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment management and financing within the confines of our financial strategy.

Our primary sources of liquidity are cash and cash equivalents, short- and long-term investments, and cash flows from operations. As of September 30, 2011, we had cash and cash equivalents of $638.5 million, short- and long-term investments of $1.1 billion and restricted investments on deposit for licensure of $125.6 million. Cash, cash equivalents, and investments which are unregulated totaled $298.0 million at September 30, 2011.

As of September 30, 2011, after giving effect to this offering and the application of proceeds thereof to repay our 2.0% Convertible Senior Notes due May 15, 2012, we would have had approximately $400.0 million in aggregate principal amount of total indebtedness outstanding. Further, after giving effect to this offering, our results of operations will reflect increased interest expense from the notes and increased investment income from the investment of unused proceeds of the notes, if any. See “Risk Factors — Risks Related to the Notes — We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful” and “Risk Factors — Risks Related to the Notes — We will depend on the business of our subsidiaries to satisfy our obligations under the notes and we cannot assure you that the operating results of our subsidiaries will be sufficient to make distributions or other payments to us”.

Financing Activities

Convertible Senior Notes

As of September 30, 2011, we had $259.9 million outstanding in aggregate principal amount of 2.0% Convertible Senior Notes due May 15, 2012. The 2.0% Convertible Senior Notes are governed by the Convertible Notes Indenture. The 2.0% Convertible Senior Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of our existing and future senior debt and senior to all of our subordinated debt. The 2.0% Convertible Senior Notes bear interest at a rate of 2.0% per year, payable semiannually in arrears in cash on May 15 and November 15 of each year and mature on May 15, 2012, unless earlier repurchased or converted in accordance with the Convertible Notes Indenture.

Upon conversion of the 2.0% Convertible Senior Notes, we will pay cash up to the principal amount of the 2.0% Convertible Senior Notes converted. With respect to any conversion value in excess of the principal amount, we have the option to settle the excess with cash, shares of our common stock, or a combination thereof based on a daily conversion value, as defined in the Convertible Notes Indenture. The initial conversion rate for the 2.0% Convertible Senior Notes is 23.5114 shares of common stock per one thousand dollars of principal amount of 2.0% Convertible Senior Notes, which represents a 32.5% conversion premium based on the closing price of $32.10 per share of our common stock on March 22, 2007 and is equivalent to a conversion price of approximately $42.53 per share of common stock. Consequently, under the provisions of the 2.0% Convertible Senior Notes, if the market price of our common stock exceeds $42.53 we will be obligated to settle, in cash and/or shares of our common stock at our option, an amount equal to approximately $6.1 million for each dollar in share price that the market price of our common stock exceeds $42.53, or the conversion value in excess of the principal amount of the 2.0% Convertible Senior Notes. In periods prior to conversion, the 2.0% Convertible Senior Notes would also have a dilutive impact to earnings if the average market price of our common stock exceeds $42.53 for the period reported. At conversion, the dilutive impact would result if the conversion value in excess of the principal amount of the 2.0% Convertible Senior Notes, if any, is settled in shares of our common stock. The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “fundamental change” occurs prior to the maturity date, we will in some cases increase the conversion rate for a holder of 2.0% Convertible Senior Notes that elects to convert their 2.0% Convertible Senior Notes in connection with such fundamental change.

Concurrent with the issuance of the 2.0% Convertible Senior Notes, we purchased convertible note hedges, subject to customary anti-dilution adjustments, covering 6,112,964 shares of our common stock. The convertible note hedges are expected to reduce the potential dilution upon conversion of the 2.0% Convertible Senior Notes in the event that the market value per share of our common stock, as measured under the convertible note hedges, at the time of exercise is greater than the strike price of the convertible note hedges. Consequently, under the provisions of the convertible note hedges, we are entitled to receive, at our option, cash and/or shares of our common stock, in an amount equal to the conversion value in excess of the principal amount of the 2.0% Convertible Senior Notes from the counterparty pursuant to the convertible note hedges.

Also concurrent with the issuance of the 2.0% Convertible Senior Notes, we sold warrants to acquire, subject to customary anti-dilution adjustments, 6,112,964 shares of our common stock at an exercise price of $53.77 per share. If the average market price of our common stock during a defined period ending on or about the settlement date exceeds the exercise price of the warrants, the warrants will be settled in shares of our common stock. Consequently, under the provisions of the warrant instruments, if the market price of our common stock exceeds $53.77 at exercise we will be obligated to settle in shares of our common stock an amount equal to approximately $6.1 million for each dollar in share price that the market price of our common stock exceeds $53.77 resulting in a dilutive impact to our earnings. In periods prior to exercise, the warrant instruments would also have a dilutive impact to earnings if the average market price of our common stock exceeds $53.77 for the period reported.

The convertible note hedges and warrants are separate instruments which do not affect holders’ rights under the 2.0% Convertible Senior Notes.

During the three months ended September 30, 2011, certain bondholders converted $120,000 in aggregate principal amount of the 2.0% Convertible Senior Notes with a conversion value in excess of the principal amount of $82,000. We paid the consideration for the conversion of the 2.0% Convertible Senior Notes using cash on hand and the conversion value in excess of the principal amount converted was recouped through cash received from the counterparty pursuant to the convertible note hedge instruments.

We intend to use a portion of the net proceeds from this offering to repay the 2.0% Convertible Senior Notes at or prior to maturity. As of September 30, 2011, our common stock was last traded at $39.01 per share. Based on this price per share, if the 2.0% Convertible Senior Notes had been converted or matured at September 30, 2011, the Company would have been obligated to pay only the principal of the 2.0% Convertible Senior Notes as the per share price of our common stock did not exceed the conversion price of $42.53 per share.

Universal Automatic Shelf Registration

On December 15, 2008, we filed a universal automatic shelf registration statement with the SEC, which enables us to sell, in one or more public offerings, common stock, preferred stock, debt securities and other securities at prices and on terms to be determined at the time of the applicable offering. The shelf registration provides us with the flexibility to publicly offer and sell securities at times we believe market conditions make such an offering attractive. Because we are a well-known seasoned issuer, the shelf registration statement was effective upon filing. We will issue the notes offered hereby under the shelf registration statement.

Share Repurchase Program

Under the authorization of our Board of Directors on August 5, 2009, we maintain an ongoing share repurchase program. On August 4, 2011, the Board of Directors authorized a $250.0 million increase to our ongoing share repurchase program, bringing the total authorization to $650.0 million. The $650.0 million authorization is for repurchases of our common stock made from and after August 5, 2009. Between August 5, 2009, the date the current program was adopted, and September 30, 2011, the Company repurchased 8.3 million shares of its common stock for approximately $332.9 million, at an average price of $40.33 per share. As of September 30, 2011, we had remaining authorization to purchase up to an additional $317.1 million of shares of our common stock under the share repurchase program.

Credit Agreement

We previously maintained a Credit Agreement that provided both a secured term loan and a senior secured revolving credit facility. On July 31, 2009, we paid the remaining balance of the secured term loan. Effective August 21, 2009, we terminated the Credit Agreement and related Pledge and Security Agreement. We had no outstanding borrowings under the Credit Agreement as of the effective date of termination.

Cash and Investments

Cash provided by operations was $401.9 million for the year ended December 31, 2010 compared to $147.0 million for the year ended December 31, 2009. The increase in cash flows was primarily a result of an increase in net income due to premium revenue growth across the majority of our existing products and markets as well as moderating cost trends for current and prior periods and an increase in cash flows generated from working capital changes. Cash flows generated from working capital changes was $59.2 million for the year ended December 31, 2010 compared to cash used in operating activities for working capital changes of $55.7 million for the year ended December 31, 2009. The increase in cash provided by working capital changes primarily resulted from a net increase in cash provided through changes in accounts payable, accrued expenses, contractual refunds payable and other current liabilities of $105.7 million primarily due to fluctuations in variable compensation accruals which are directly related to our achievement of financial performance goals and changes in the experience rebate accrual under our contract with the State of Texas. The increase in cash provided by working capital changes is further attributable to variability in the timing of receipts of premium from government agencies.

Cash provided by operations was $243.3 million for the nine months ended September 30, 2011 compared to $202.5 million for the nine months ended September 30, 2010. The increase in cash provided by operations primarily resulted from an increase in cash flows generated from working capital changes of $59.3 million partially offset by a decrease in net income adjusted for non-cash items of $16.8 million. The increase in cash provided by working capital changes was due, in part, to routine changes in the timing of receipts of premium from government agencies of $57.6 million and variability in claims payable, which is impacted by growth in our markets, of $41.1 million. The increase in cash provided by working capital changes was partially offset by a net decrease in cash provided through changes in accounts payable, accrued expenses, contractual refunds payable and other current liabilities of $32.0 million primarily due to fluctuations in variable compensation accruals as well as a net decrease in cash provided through changes in prepaid expenses, provider and other receivables and other current assets of $7.3 million primarily due to fluctuations in the timing of payments for premium taxes.

Cash used in investing activities was $80.7 million for the year ended December 31, 2010 compared to $296.6 million for the year ended December 31, 2009. The decrease in cash used in investing activities is due primarily to a decrease in the net purchases of investments of $230.9 million during the year ended December 31, 2010 compared to the year ended December 31, 2009, partially offset by our acquisition of the Medicaid contract rights from UHP for $13.4 million in March 2010.

Cash used in investing activities was $259.9 million for the nine months ended September 30, 2011 compared to $152.2 million for the nine months ended September 30, 2010. The increase in cash used in investing activities of $107.7 million is due primarily to an increase in the net purchases of investments and investments on deposit of $104.9 million during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, partially offset by the impact of our New Jersey health plan’s acquisition of the Medicaid contract rights from UHP for $13.4 million in March 2010. We currently anticipate total capital expenditures for 2011 to be between approximately $45.0 million and $50.0 million related primarily to technological infrastructure development of new systems, as well as enhancement of our core systems, to further increase scalability and efficiency. For the nine months ended September 30, 2011, total capital expenditures were $31.5 million.

Our investment policies are designed to preserve capital, provide liquidity and maximize total return on invested assets. As of December 31, 2010 and September 30, 2011, our investment portfolio consisted primarily of fixed-income securities with a weighted average maturity of approximately twenty-two months and twenty-four months, respectively. We utilize investment vehicles such as auction rate securities, certificates of deposit, commercial paper, corporate bonds, debt securities of government sponsored entities, equity index funds, federally insured corporate bonds, money market funds, municipal bonds and U.S. Treasury securities. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their funds. As of December 31, 2010 and September 30, 2011, we had total cash and investments of approximately $1.7 billion and $1.8 billion, respectively.

The following table shows the types, percentages and average S&P ratings of our holdings within our investment portfolio at September 30, 2011:

	Portfolio	Average
	Percentage	S&P Rating

Auction rate securities	0.8%	AAA
Cash, bank deposits and commercial paper	2.6%	AAA
Certificates of deposit	7.3%	AAA
Corporate bonds	23.8%	A
Debt obligations of government sponsored entities, federally insured corporate bonds and U.S. Treasury securities	19.7%	AA+
Equity index funds	1.6%	*
Money market funds	26.9%	AAA
Municipal bonds	17.3%	AA+

	100.0%	AA

*	Not applicable

The following table shows the types, percentages and average S&P ratings of our holdings within our investment portfolio at December 31, 2010:

	Portfolio	Average
	Percentage	S&P Rating

Auction rate securities	1.2%	AAA
Cash, bank deposits and commercial paper	4.1%	AAA
Certificates of deposit	8.6%	AAA
Corporate bonds	13.7%	A+
Debt securities of government sponsored entities, federally insured corporate bonds and U.S. Treasury securities	21.6%	AAA
Money market funds	33.4%	AAA
Municipal bonds	17.4%	AA+

	100.0%	AA+

As of December 31, 2010 and September 30, 2011, $21.3 million and $14.9 million of our investments were comprised of auction rate securities issued by student loan corporations established by various state governments. Since early 2008, auctions for these auction rate securities have failed, significantly decreasing our ability to liquidate these securities prior to maturity. As we cannot predict the timing of future successful auctions, if any, our auction rate securities are classified as available-for-sale and are carried at fair value within long-term investments. The weighted average life of our auction rate securities portfolio, based on the final maturity, is approximately twenty-three years. We currently believe that the $1.3 million net unrealized loss position that remains at September 30, 2011 on our auction rate securities portfolio is primarily due to liquidity concerns and not the creditworthiness of the underlying issuers. We currently have the intent to hold our auction rate securities to maturity, if required, or if and when market stability is restored with respect to these investments. During the year ended December 31, 2010, certain investments in auction rate securities were sold or called for net proceeds of $39.2 million, resulting in a $0.9 million net realized gain recorded in earnings, excluding the loss on the forward contract expiration of $1.2 million related to certain sales of auction rate securities. During the nine months ended September 30, 2011, certain investments in auction rate securities were sold or called at par for net proceeds of $6.5 million.

Cash used in financing activities was $63.3 million for the year ended December 31, 2010 compared to $107.7 million for the year ended December 31, 2009. The decrease in cash used in financing activities is primarily due to repayments during 2009 of $44.3 million of borrowings under our previously maintained Credit Agreement, which was terminated effective August 21, 2009. The decrease in cash used in financing activities was further attributable to an increase in the change in bank overdrafts of $43.4 million and an increase in proceeds from employee stock option exercises and stock purchases of $15.8 million, partially offset by an increase in repurchases of our common stock of $68.8 million.

Cash used in financing activities was $108.9 million for the nine months ended September 30, 2011, compared to $65.6 million for the nine months ended September 30, 2010. The increase in cash used in financing activities of $43.3 million is primarily due to an increase in the change in bank overdrafts of $45.2 million and an increase in repurchases of our common stock of $43.1 million partially offset by an increase in proceeds from employee stock option exercises and stock purchases of $27.2 million and an increase in the tax benefit relating to share-based payments of $14.3 million.

We believe that existing cash and investment balances and cash flow from operations will be sufficient to support continuing operations, capital expenditures and our growth strategy for at least 12 months. Our debt-to-total capital ratio at September 30, 2011 was 16.9% and after giving effect to this offering and the use of proceeds therefrom would have been 24.3%. We utilize the debt-to-total capital ratio as a measure, among others, of our leverage and financial flexibility. We believe our current debt-to-total capital ratio allows us flexibility to access debt financing should the need or opportunity arise. Additionally, in connection with our acquisition of the operating assets and contract rights of Health Plus, if consummated, we will also be required to fund certain minimum statutory capital levels commensurate with the anticipated increase in the membership of our New York health plan in 2012.

Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as the possibility that lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms. See “Risk Factors — Risks Related to the Notes — We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful”.

Regulatory Capital and Dividend Restrictions

Our operations are conducted through our wholly-owned subsidiaries, which include HMOs, two HICs and one PHSP. HMOs, HICs and PHSPs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and regulate the timing, payment and amount of dividends and other distributions that may be paid to their stockholders. Additionally, certain state regulatory agencies may require individual regulated entities to maintain statutory capital levels higher than the minimum capital and surplus levels under state regulations. As of September 30, 2011, we believe our subsidiaries are in compliance with all minimum statutory capital requirements. We may be required to fund minimum net worth shortfalls or choose to increase capital at its subsidiary health plans during the remainder of 2011 using unregulated cash, cash equivalents, investments or a combination thereof. We believe, as a result, that we will continue to be in compliance with these requirements at least through the end of 2011. Additionally, in connection with our acquisition of the operating assets and contract rights of Health Plus, if consummated, we will also be required to fund certain minimum statutory capital levels commensurate with the anticipated increase in the membership of our New York health plan in 2012.

The National Association of Insurance Commissioners (“NAIC”) has defined risk-based capital (“RBC”) standards for HMOs, insurers and other entities bearing risk for healthcare coverage that are designed to measure capitalization levels by comparing each company’s adjusted capital to its required capital (“RBC ratio”). The RBC ratio is designed to reflect the risk profile of HMOs and insurers by establishing the minimum amount of capital appropriate for an HMO or insurer to support its overall business operations in consideration of its size, structure and risk profile. Within certain ratio ranges, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action based on the HMO or insurer’s financial condition, ranging from (a) requiring insurers to submit a comprehensive RBC plan to the state insurance commissioner containing proposals for corrective action, to (b) requiring the state insurance commissioner to place the insurer under regulatory control (e.g., rehabilitation or liquidation) pursuant to the state insurer receivership statute. Eight of the eleven states in which we currently operate have adopted RBC as the measure of required surplus. At September 30, 2011, our RBC ratio in each of these states exceeded the required thresholds at which regulatory action would be initiated. Although not all states had adopted these rules at September 30, 2011, at that date, each of our active health plans had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations, including both on- and off-balance sheet arrangements, and our commitments at September 30, 2011 (in thousands):

		Remainder
Contractual Obligations	Total	of 2011	2012	2013	2014	2015	2016	Thereafter

Long-term obligations, including interest	$265,078	$2,599	$262,479	$—	$—	$—	$—	$—
Operating lease obligations	88,246	4,110	15,657	12,173	10,192	9,282	8,620	28,212

Total contractual obligations	$353,324	$6,709	$278,136	$12,173	$10,192	$9,282	$8,620	$28,212

Long-term Obligations.  Long-term obligations include amounts due under our 2.0% Convertible Senior Notes which mature May 15, 2012. We intend to use a portion of the net proceeds of this offering to repay at or prior to maturity our 2.0% Convertible Senior Notes.

Operating Lease Obligations.  Our operating lease obligations are primarily for payments under non-cancelable office space and office equipment leases.

Commitments.  On October 25, 2011, we signed an agreement to purchase substantially all of the operating assets and contract rights of Health Plus, one of the largest Medicaid PHSPs in New York for $85.0 million. Health Plus currently serves approximately 320,000 members in New York State’s Medicaid, Family Health Plus and Child Health Plus programs, as well as the federal Medicare Advantage program. We intend to fund the purchase price through available cash, which may include the proceeds from the notes offered hereby. The transaction is subject to regulatory approvals and other closing conditions and is expected to close in the first half of 2012, although there can be no assurance as to the timing of consummation of this transaction or that this transaction will be consummated at all.

As of December 31, 2010 and September 30, 2011, the Company had no other material commitments.

Recent Accounting Standards

Federal Premium-Based Assessment

In July 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance related to accounting for the fees to be paid by health insurers to the federal government under the Affordable Care Act. The Affordable Care Act imposes an annual fee on health insurers for each calendar year beginning on or after January 1, 2014 that is allocated to health insurers based on the ratio of the amount of an entity’s net premium revenues written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. The new guidance specifies that the liability for the fee should be estimated and recorded in full once the entity provides qualifying health insurance in the applicable calendar year in which the fee is payable with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The new guidance is effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. As enacted, this federal premium-based assessment is non-deductible for income tax purposes and is anticipated to be significant. It is yet undetermined how this premium-based assessment will be factored into the calculation of our premium rates, if at all. Accordingly, adoption of this guidance and the enactment of this assessment as currently written could have a material impact on our financial position, results of operations or cash flows in future periods.

Comprehensive Income

In June 2011, the FASB issued new guidance related to the presentation of other comprehensive income. The new guidance provides entities with an option to either replace the income statement with a statement of comprehensive income which would display both the components of net income and comprehensive income in a combined statement, or to present a separate statement of comprehensive income immediately following the income statement. The new guidance does not affect the components of other comprehensive income or the calculation of earnings per share. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The new guidance is to be applied retrospectively with early adoption permitted. The adoption of this new guidance in 2012 will not impact the Company’s financial position, results of operations or cash flows.

Fair Value

In May 2011, the FASB issued new guidance related to fair value measurement and disclosure. The new guidance is a result of joint efforts by the FASB and the International Accounting Standards Board to develop a single converged fair value framework. The new guidance expands existing disclosure requirements for fair value measurements and makes other amendments, mostly to eliminate wording differences between U.S. generally accepted accounting principles and international financial reporting standards. However, some of the changes could affect how the fair value measurement guidance is applied. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The new guidance is to be applied prospectively and early adoption is not permitted. The Company is in the process of evaluating the impact, if any, of applying this new guidance on its financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We have no investments, loans or any other known contractual arrangements with special-purpose entities, variable interest entities or financial partnerships. Effective July 1, 2011, we renewed a collateralized irrevocable standby letter of credit, initially issued on July 1, 2009 in an aggregate principal amount of approximately $17.4 million, to meet certain obligations under our Medicaid contract in the State of Georgia through our Georgia subsidiary, AMGP Georgia Managed Care Company, Inc. The letter of credit is collateralized through cash and investments held by AMGP Georgia Managed Care Company, Inc. Additionally, certain provisions of our 2.0% Convertible Senior Notes, convertible note hedges and warrant instruments are off-balance sheet arrangements, the details of which are described in Note 9 to our audited Consolidated Financial Statements for the year ended December 31, 2010 included elsewhere in this prospectus supplement.

Inflation

Although healthcare cost inflation has stabilized in recent years, the national healthcare cost inflation rate still significantly exceeds the general inflation rate. We use various strategies to reduce the negative effects of healthcare cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of healthcare services. Through these contracted care providers, our health plans emphasize preventive healthcare and appropriate use of specialty and hospital services.

Quantitative and Qualitative Disclosures About Market Risk

Our audited Consolidated Balance Sheets include a number of assets whose fair values are subject to market risk. Due to our significant investment in fixed-income investments, interest rate risk represents a market risk factor affecting our consolidated financial position. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. The financial markets have experienced periods of volatility and disruption, which have impacted liquidity and valuations of many financial instruments. While we do not believe we have experienced material adverse changes in the value of our cash equivalents and investments, disruptions could impact the value of these assets and other financial assets we may hold in the future. There can be no assurance that future changes in interest rates, creditworthiness of issuers, prepayment activity, liquidity available in the market and other general market conditions will not have a material adverse impact on our financial position, results of operations or cash flows.

As of December 31, 2010 and September 30, 2011, substantially all of our investments were in investment grade securities that have historically exhibited good liquidity.

The fair value of our fixed-income investment portfolio is exposed to interest rate risk — the risk of loss in fair value resulting from changes in prevailing market rates of interest for similar financial instruments. However, we have the ability to hold fixed-income investments to maturity. We rely on the experience and judgment of senior management and experienced third party investment advisors to monitor and mitigate the effects of market risk. The allocation among various types of securities is adjusted from time-to-time based on market conditions, credit conditions, tax policy, fluctuations in interest rates and other factors. In addition, we place the majority of our investments in high-quality, liquid securities and limit the amount of credit exposure to any one issuer. As of December 31, 2010 and September 30, 2011, an increase of 1.0% in interest rates on securities with maturities greater than one year would reduce the fair value of our fixed-income investment portfolio by approximately $13.6 million and $26.3 million, respectively. Conversely, a reduction of 1.0% in interest rates on securities with maturities greater than one year would increase the fair value of our fixed-income investment portfolio by approximately $12.2 million and $24.8 million, respectively. The above changes in fair value are impacted by securities in our portfolio that have a call provision. We believe this fair value presentation is indicative of our market risk because it evaluates each investment based on its individual characteristics. Consequently, the fair value presentation does not assume that each investment reacts identically based on a 1.0% change in interest rates.

BUSINESS

Overview

We are a multi-state managed healthcare company focused on serving people who receive healthcare benefits through publicly funded healthcare programs, including Medicaid, CHIP, Medicaid expansion programs and Medicare Advantage.

As of September 30, 2011, we provided a number of healthcare products through publicly funded programs to approximately 1,997,000 members in Texas, Georgia, Florida, Tennessee, Maryland, New Jersey, New York, Nevada, Ohio, Virginia and New Mexico. From a product standpoint, we had enrollment of 1,405,000 members in our TANF program, 263,000 members in our CHIP program, 231,000 members in our ABD and LTC programs, 75,000 members in our FamilyCare program, and 23,000 members in our Medicare Advantage program.

Our success in establishing and maintaining strong relationships with government agencies, healthcare providers and our members has enabled us to retain existing contracts, obtain new contracts and establish and maintain a leading market position in many of the markets we serve. We continue to believe that managed healthcare remains the only proven mechanism to improve health outcomes for individuals while helping government agencies manage the fiscal viability of their healthcare programs. We are dedicated to offering real solutions that improve healthcare access and quality for our members, while proactively working to reduce the overall cost of care to taxpayers.

For the twelve-month period ended September 30, 2011, we generated revenues of $6.2 billion, net income of $243 million and Adjusted EBITDA of $460 million. For a reconciliation of net income to Adjusted EBITDA, which is a non-GAAP financial measure, see footnote 4 in “—Summary of Historical Financial Data”.

Credit Strengths

Leading Brand Position in Existing States

Based on membership, Amerigroup is the second largest Medicaid managed care provider and the largest pure-play Medicaid managed care company. We use our strong ties with local governments, communities and providers, along with our disease management programs, as a competitive advantage in the industry.

Our strong market positions across many of the 11 states where we operate provide us with a number of competitive advantages, including extended membership reach, economies of scale with overhead costs, and an ability to work with states to obtain actuarially sound rates. Moreover, states are increasingly looking to contract with managed care companies that are large scale, financially stable, and have a consistent track record.

Experience Working with Government Clients and Beneficiaries

We believe that we are better qualified and positioned than many of our competitors to meet the unique needs of our members and the government agencies with whom we contract because of our focus solely on recipients of publicly funded healthcare, medical management programs and community-based education and outreach programs. We combine medical, social and behavioral health services to help our members obtain quality healthcare in an efficient manner.

Positive Outlook for Medicaid Managed Care

Continued rising healthcare costs have resulted in Medicaid becoming a paramount issue for state budgets. Almost every state has balanced budget requirements, which means expenditures cannot exceed revenues. Medicaid expenditures have increased rapidly over the last few years driven by increased eligibility, an aging population and general medical cost trends. As Medicaid consumes more and more of the states’ limited dollars, states must either increase their tax revenues or reduce their total costs.

To reduce costs, states can either reduce funds allotted for Medicaid or spend less on other programs such as education or transportation. As the need for these programs has not abated, state governments must find ways to control rising Medicaid costs. We believe that the most effective way to control rising Medicaid costs is through managed care.

As a result, many states are moving to mandatory managed care for their Medicaid populations to provide an outsourced medical management alternative aimed at providing cost predictability and cost savings, and away from an unmanaged fee-for-service model that can be unpredictable and expensive.

Additionally, certain states have major initiatives underway in our core business areas — soliciting bids from managed care companies to cover the TANF and ABD populations. The ABD population represents approximately 25% of all Medicaid beneficiaries and approximately two-thirds of all costs. As a result, we believe Medicaid enrollment within managed care programs is likely to outpace the growth in the overall Medicaid beneficiary population, which has steadily increased over the past two decades.

We have identified 53 potential program opportunities that are anticipated to arise between 2012 and 2014 across new and existing markets representing approximately $50 billion in new program expenditures. This anticipated spending is in addition to the estimated $434 billion increase to the Medicaid program by 2019 as a result of the Affordable Care Act.

We believe we are well positioned to capitalize on these trends in Medicaid managed care given our leading market position and expertise in medical management. Many of the opportunities for enrollment growth exist in markets where we already operate.

Superior Track Record in Winning and Retaining Contracts

We have a strong track record of retaining and winning contracts to expand our business, including significant recent awards in Texas and Louisiana. We believe we have been successful in bidding for these and other contracts and implementing new products, primarily due to our ability to facilitate access to quality healthcare services as well as manage and reduce costs. Our education and outreach programs, our disease and medical management programs and our information systems benefit the individuals and communities we serve while providing the government with predictable costs.

We believe that our ability to obtain additional contracts and expand our service areas within a state results primarily from our ability to facilitate access to quality care, while managing and reducing costs, and our customer-focused approach to working with government agencies.

In August 2011, we won our bid to largely retain and expand our business in Texas, which will allow Amerigroup to remain the largest Medicaid health plan in the state. While we are still awaiting final rates, we estimate that this award represents over $1 billion in incremental annualized revenue. Pending final contract negotiations, we anticipate beginning operations for new markets and products in early 2012.

In addition, on July 25, 2011, DHH announced that Amerigroup was one of five managed care organizations selected through competitive procurement to offer healthcare coverage to Medicaid recipients in Louisiana. The State indicated that the managed care organizations will enroll collectively approximately 900,000 members statewide, including children and families in TANF, as well as people with disabilities. Of the five managed care organizations selected, we are one of three providers that will offer services on a full-risk basis. We anticipate beginning operations in early 2012, subject to resolution of the state court challenge that has been filed.

Strong Cash Flow Generation and Conservative Balance Sheet

We are able to generate significant cash flow from our operations. We generated cash flow from operations of $402 million and $147 million for the years ended December 31, 2010 and 2009, respectively and $243 million and $203 million for the nine months ended September 30, 2011 and 2010, respectively.

In addition, each of our active subsidiaries maintains statutory net worth in excess of the required minimums for its respective state. As of June 30, 2011, we had $913 million of statutory net worth across our subsidiaries, an excess of $569 million over the cumulative state minimum requirement. Our cumulative statutory net worth is approximately 2.7 times the cumulative state minimum requirement of $344 million.

Experienced Management Team, with Culture of Conservative Financial Management

Our management team has significant managed care experience, and has produced strong financial results. Under the leadership of our current CEO James G. Carlson, who has over 30 years of experience in health insurance, we have more than doubled the number of state Medicaid programs we serve and grown revenues from $1.6 billion in 2003 to $5.8 billion in 2010.

Strategies

Our objective is to become the leading managed care organization in the U.S. focused on serving people who receive healthcare benefits through publicly sponsored programs. To achieve this objective we intend to:

Increase our membership in existing and new markets through internal growth, acquisitions, and new business wins

We intend to increase our membership in new and existing markets through initial procurement or reprocurement, acquisitions and organic growth. Since 1994, we have expanded through winning RFPs, developing products and markets, negotiating contracts with various government agencies and through the acquisition of health plans. Our subsidiaries have grown through organic membership increases, the acquisition of contract rights and related assets and bidding successfully on procurements.

Capitalize on our experience working in partnership with governments

We continually strive to be an industry-recognized leader in government relations and an important resource for our government customers. For example, we have a dedicated legislative affairs team with experience at the federal, state and local levels. We are, and intend to continue to be, an active and leading participant in the formulation and development of new policies and programs for publicly sponsored healthcare benefits. This enables us to competitively expand our service areas and to implement new products.

Focus on our “medical home” concept to provide quality, cost-effective healthcare

We believe that the care the Medicaid population has historically received can be characterized as uncoordinated, episodic and short-term focused. In the long-term, this approach is less desirable for the patient and more expensive for the state.

Our approach to serving the Medicaid population is based on offering a comprehensive range of medical, behavioral and social services intended to improve the well-being of the member while lowering the overall cost of providing benefits. Unlike traditional Medicaid, each of our members has a primary contact, usually a primary care physician (“PCP”), to coordinate and administer the provision of healthcare, as well as enhanced benefits, such as 24-hour on-call nurses. We refer to this coordinated approach as a “medical home”.

Increase coverage of Medicaid LTC

Medicaid LTC is a large and growing state expenditure. States are increasingly focused on managing this cost, which provides us the opportunity to employ our managed care solutions to limit costs and improve outcomes. In 2010, we had over 22,000 members and revenues of over $750 million in our managed LTC products. We currently provide managed LTC solutions in Florida, New Mexico, New York, Tennessee, and Texas. We believe the managed LTC market is underpenetrated, and we aim to both grow our share in new markets, as well as within our existing markets.

Increase coverage of dual eligibles

Dual eligibles constitute a disproportionate percentage of Medicare and Medicaid expenses. For example, dual eligibles represent 15% of the Medicaid population and approximately 40% of all Medicaid costs. Similarly, dual eligibles represent approximately 20% or greater of the Medicare population and greater than 35% of all Medicare costs. Dual eligibles provide an opportunity for significant cost savings, leading states to explore managed care solutions. We believe our products can reduce costs and provide better care for dual eligibles.

Utilize provider collaboration to improve quality and reduce costs

The essence of our product is the relationship we have with the physician and what we do to influence the cost and quality of care. Our core belief is that physicians ultimately control the cost and quality of care. As a result, we have worked to develop deep relationships with the highest quality, most affordable providers to achieve the improved outcomes for our members. Through financial incentives based on quality outcomes and enhanced patient information sharing, we are able to improve clinical quality and lower medical costs.

Background

Publicly Funded Healthcare in the United States Today

Based on U.S. Census Bureau data and estimates from the CMS Office of the Actuary, it is estimated that in 2010 the United States had a population of approximately 310 million and approximately $2.6 trillion was spent on healthcare. According to CMS, of the total population, approximately 106 million people were covered by publicly funded healthcare programs. Included in this population were approximately 54 million people covered by the joint state and federally funded Medicaid program; approximately 47 million people covered by the federally funded Medicare program; and approximately six million people covered by the joint state and federally funded CHIP program. In 2010, projected Medicare spending was $525 billion and estimated Medicaid and CHIP spending was $413 billion. Almost two-thirds of Medicaid funding in 2010 came from the federal government, with the remainder coming from state governments. Approximately 50 million Americans were uninsured in 2010, as of the most recent census data.

According to CMS, prior to the passage of the Affordable Care Act, by 2014, Medicaid and CHIP spending was projected to be approximately $634 billion at its current rate of growth, with an expectation that spending under the current program would approach $896 billion by 2019. With passage of the Medicaid expansion provisions under the Affordable Care Act, it is projected that Medicaid expenditures will increase an additional $434 billion through 2019. Approximately 95% of these additional costs will be paid for by the federal government. Medicaid continues to be one of the fastest-growing and largest components of states’ budgets. Medicaid spending currently represents approximately 22%, on average, of a state’s budget and is growing at an average rate of 8% per year. Medicaid spending has generally surpassed other important state budget items, including education, transportation and criminal justice. Almost every state has balanced budget requirements, which means expenditures cannot exceed revenues. Macroeconomic conditions in recent years have, and are expected to continue to, put pressure on state budgets as the Medicaid eligible population increases creating more need and competing for funding with other state budget items. As Medicaid consumes more and more of the states’ limited dollars, states must either increase their tax revenues or reduce their total costs. States are limited in their ability to increase their tax revenues pointing to cost reduction as the more attainable option. To reduce costs, states can either reduce funds allotted for Medicaid or spend less on other programs, such as education or transportation. As the need for these programs has not abated, state governments must find ways to control rising Medicaid costs. We believe that the most effective way to control rising Medicaid costs is through managed care.

Changing Dynamics in Medicaid

Under traditional Medicaid programs, payments were made directly to providers after delivery of care. Under this approach, recipients received care from disparate sources, as opposed to being cared for in a systematic way. As a result, care for routine needs was often accessed through emergency rooms or not at all.

The delivery of episodic healthcare under the traditional Medicaid program limited the ability of states to provide quality care, implement preventive measures and control healthcare costs. In response to rising healthcare costs and in an effort to ensure quality healthcare, the federal government has expanded the ability of state Medicaid agencies to explore, and, in some cases, mandate the use of managed care for Medicaid beneficiaries. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the traditional Medicaid program or a managed care plan, if available. According to information published by CMS, managed care enrollment among Medicaid beneficiaries in 2009 increased to 71.7% of all enrollees. All the markets in which we currently operate have some form of state-mandated Medicaid managed care programs in place.

We continue to believe that there are three current trends in Medicaid. First, certain states have major initiatives underway in our core business areas — soliciting bids from managed care companies to cover TANF and ABD populations currently in managed care, expansion of coverage under managed care, and moving existing populations into managed care for the first time.

Second, many states are moving to bring the ABD population into managed care. This population represents approximately 25% of all Medicaid beneficiaries and approximately two-thirds of all costs. While approximately 40 states have moved to bring some portion of the ABD population into managed care, a number of those states still permit enrollment to be voluntary and the remaining states still provide care to this population through the fee-for-service program. The remaining fee-for-service population represents additional potential for continued managed care growth as states explore how best to provide health benefits to this population in the most cost-effective manner.

Third, the Affordable Care Act, signed into law in March 2010, endeavors to provide coverage to those who are currently uninsured. The Affordable Care Act provides comprehensive changes to the U.S. healthcare system, which will be phased in at various stages over the next several years. Among other things, the Affordable Care Act is intended to provide health insurance to approximately 32 million uninsured individuals of whom approximately 16 to 20 million are expected to obtain health insurance through the expansion of the Medicaid program beginning in 2014, assuming the Affordable Care Act takes effect as originally enacted. Funding for the expanded coverage will initially come largely from the federal government. As the state and federal governments continue to explore solutions for this population, the opportunity for growth under managed care may be significant.

To date, the Affordable Care Act has not had a material effect on our financial position, results of operations or cash flows; however, we continue to evaluate the provisions of the Affordable Care Act and believe that the Affordable Care Act may provide us with significant opportunities for membership growth in our existing markets and, potentially, in new markets in the future. There can be no assurance that we will realize this growth, or that this growth will be profitable. There have been several federal lawsuits challenging the constitutionality of the Affordable Care Act, and various federal appeals courts have reached inconsistent decisions on constitutionality. The parties in those suits are now seeking review by the U.S. Supreme Court. The U.S. Supreme Court could hear arguments in the first half of 2012, although even if it schedules oral arguments for next year, there is no guarantee that it will hear and review the substantive questions raised about the Affordable Care Act’s constitutionality. Congress has also proposed a number of legislative initiatives including possible repeal of the Affordable Care Act. There are no assurances that the Affordable Care Act will take effect as originally enacted or at all, or that the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results.

There are numerous steps required to implement the Affordable Care Act, including promulgating a substantial number of new and potentially more onerous regulations that may affect our business. A number of federal regulations have been proposed for public comment by a handful of federal agencies, but these proposals have raised additional issues and uncertainties that will need to be addressed in additional regulations yet to be proposed or in the final version of the proposed regulations eventually adopted. Further, there has been resistance to expansion at the state level, largely due to the budgetary pressures faced by the states. Because of the unsettled nature of these reforms and numerous steps required to implement them, we cannot predict what additional requirements will be implemented at the federal or state level, or the effect that any future legislation or regulations, or the pending litigation challenging the Affordable Care Act, will have on our business or our growth opportunities. There is also considerable uncertainty regarding the impact of the Affordable Care Act and the other reforms on the health insurance market as a whole. In addition, we cannot predict our competitors’ reactions to the changes. A number of states have challenged the constitutionality of certain provisions of the Affordable Care Act, and many of these challenges are still pending final adjudication in several jurisdictions. Congress has also proposed a number of legislative initiatives, including possible repeal of the Affordable Care Act. Although we believe the Affordable Care Act will provide us with significant opportunity, the enacted reforms, as well as future regulations, legislative changes and judicial decisions may in fact have a material adverse effect on our financial position, results of operations or cash flows. If we fail to effectively implement our operational and strategic initiatives with respect to the implementation of healthcare reform, or do not do so as effectively as our competitors, our business may be materially adversely affected.

The Affordable Care Act also imposes a significant new non-deductible federal premium-based assessment and other assessments on health insurers. If this federal premium-based assessment is imposed as enacted, and if the cost of the federal premium-based assessment is not factored into the calculation of our premium rates, or if we are unable to otherwise adjust our business to address this new assessment, our financial position, results of operations or cash flows may be materially adversely affected.

Medicaid Program

Medicaid was established by the 1965 amendments to the Social Security Act of 1935. The amendments, known collectively as the Social Security Act of 1965, created a joint federal-state program. Medicaid policies for eligibility, services, rates and payment are complex and vary considerably among states, and the state policies may change from time-to-time.

States are also permitted by the federal government to seek waivers from certain requirements of the Social Security Act of 1965. Partly due to advances in the commercial healthcare field, states have been increasingly interested in experimenting with pilot projects and statewide initiatives to control costs and expand coverage and have done so under waivers authorized by the Social Security Act of 1965 and with the approval of the federal government. The waivers most relevant to us are the Section 1915(b) freedom of choice waivers that enable:

•	mandating Medicaid enrollment into managed care,

•	utilizing a central broker for enrollment into plans,

•	using cost savings to provide additional services, and

•	limiting the number of providers for additional services.

Section 1915(b) waivers are approved generally for two-year periods and can be renewed on an ongoing basis if the state applies. These waivers cannot negatively impact beneficiary access or quality of care and must be cost-effective. Managed care initiatives may be state-wide and required for all classes of Medicaid eligible recipients, or may be limited to service areas and classes of recipients. All markets in which we operate have some form of state-mandated Medicaid managed care programs in place. However, under the waivers pursuant to which the mandatory programs have been implemented, there must be at least two managed care plans from which Medicaid eligible recipients may choose. If a second managed care-plan is not available, eligible recipients may choose to remain in the traditional fee-for-service program.

Many states operate under a Section 1115 demonstration waiver rather than a 1915(b) waiver. This is a more expansive form of waiver that enables the state to have a Medicaid program that is broader than typically permitted under the Social Security Act of 1965. For example, Maryland’s 1115 waiver allows it to include more individuals in its managed care program than is typically allowed under Medicaid.

Medicaid, CHIP and FamilyCare Eligibles

Medicaid makes federal matching funds available to all states for the delivery of healthcare benefits to eligible individuals, principally those with incomes below specified levels who meet other state-specified requirements. Medicaid is structured to allow each state to establish its own eligibility standards, benefits package, payment rates and program administration under broad federal guidelines.

Most states determine Medicaid eligibility thresholds by reference to other federal financial assistance programs, including TANF and Supplementary Security Income (“SSI”).

TANF provides assistance to low-income families with children and was adopted to replace the Aid to Families with Dependent Children program, more commonly known as welfare. Under the Personal Responsibility and Work Opportunity Reconciliation Act of 1996, Medicaid benefits were provided to recipients of TANF during the duration of their enrollment, with one additional year of coverage.

SSI is a federal income supplement program that provides assistance to ABD individuals who have little or no income. However, states can broaden eligibility criteria. Assuming the Affordable Care Act takes effect as originally enacted, beginning January 1, 2014, states will be required to use modified adjusted gross income to determine eligibility for the elderly. Asset tests will no longer be used, except for individuals using long-term services and supports. For ease of reference, throughout this prospectus supplement, we refer to those members who are aged, blind or disabled as ABD, as a number of states use ABD or SSI interchangeably.

CHIP, created by federal legislation in 1997 and previously referred to as SCHIP, is a state and federally funded program that provides healthcare coverage to children not otherwise covered by Medicaid or other insurance programs. CHIP enables a segment of the large uninsured population in the U.S. to receive healthcare benefits. States have the option of administering CHIP as a Medicaid expansion program, or administratively through their Medicaid programs, or as a freestanding program. Current enrollment in this non-entitlement program is approximately six million people nationwide. The President signed a bill on February 4, 2009 to reauthorize and expand the CHIP program. The expanded program is expected to cover up to twelve million children by 2013, about 4 million of whom would have been otherwise uninsured, and provide an additional $43.9 billion in funding over a four and a half year period ending in 2013. The increase is paid for by a nearly $0.62 increase in the tax levied on cigarettes and allows states to expand coverage up to 300% of the federal poverty level (“FPL”) and grandfathers those states that are currently above 300% of the FPL. For states that want to expand their CHIP programs above 300% of the FPL, those states will be reimbursed at the Medicaid rate for children for amounts exceeding 300% of the FPL. The bill also allows the states an option for legal immigrant children to be covered under CHIP. The prior law required legal immigrant children to be in the country for at least five years before becoming eligible for federal programs. The CHIP reauthorizing legislation enacted in 2009 required that states continue to be funded at an enhanced match, with a minimum federal match of 65%. However, the deficit reduction package proposed by the Obama Administration, which proposes a matching rate for Medicaid and CHIP in each state that blends the various matching rates for administrative and healthcare services in Medicaid and CHIP, would likely reduce the federal share of CHIP costs if enacted into law. However, it is not clear whether there is sufficient Congressional support for this measure.

FamilyCare encompasses a variety of Medicaid expansion programs that have been developed in several states. For example, New Jersey’s FamilyCare program is a voluntary state and federally funded Medicaid expansion health insurance program created to help low income uninsured families, single adults and couples without dependent children obtain affordable healthcare coverage.

Medicare Advantage

The Social Security Act of 1965 also created the Medicare program which provides healthcare coverage primarily to individuals age 65 or older as well as to individuals with certain disabilities. Unlike the federal-state partnership of Medicaid, Medicare is solely a federal program. Medicare relies primarily on a fee-for-service delivery system in which beneficiaries receive services from any provider who accepts Medicare.

The Tax Equity and Fiscal Responsibility Act legislation of 1988 permitted the Medicare program to begin contracting with private health plans as an alternative means of delivering and managing Medicare benefits. Referred to as “Medicare risk plans”, these coordinated care plans provided benefits at least comparable to those offered under the traditional fee-for-service Medicare program in exchange for a fixed monthly premium payment per enrollee from the Medicare program.

The Medicare Modernization Act of 2003 instituted the Medicare prescription drug benefit and expanded managed care for Medicare beneficiaries by renaming the program “Medicare Advantage” and allowing the establishment of new kinds of Medicare plans to provide coordinated care options for Medicare beneficiaries. Some Medicare Advantage plans focus on Medicare beneficiaries with special needs. There are three types of special needs plans focusing on: beneficiaries who are institutionalized in long-term care facilities; dual eligibles (those who are eligible for both Medicare and Medicaid benefits); or individuals with chronic conditions.

We began serving dual eligible beneficiaries in our Texas markets in 2006 with a dual eligibles special needs plan and have since expanded to six other markets, offering Medicare plans for both dual eligibles and traditional Medicare beneficiaries. We believe that the coordination of care offered by managing both the Medicare and Medicaid benefits brings better integration of services for members and significant cost savings with increased accountability for patient care.

Medicaid Funding

The federal government pays a share of the medical assistance expenditures under each state’s Medicaid program. That share, known as FMAP, is determined annually by a formula that compares the state’s average per capita income level with the national average per capita income level. Thus, states with higher per capita income levels are reimbursed a smaller share of their costs than states with lower per capita income levels.

The federal government also matches administrative costs, generally about 50%, although higher percentages are paid for certain activities and functions, such as development of automated claims processing systems. Federal payments have no set limits (other than for CHIP programs), but rather are made on a matching basis. State governments pay the share of Medicaid and CHIP costs not paid by the federal government. Some states require counties to pay part of the state’s share of Medicaid costs.

Some provisions of the Affordable Care Act provide a temporary match considerably in excess of 50%, with the provisions governing the Medicaid expansion in 2014 providing a match for newly eligible individuals that begins as high as 100% in 2014 through 2016 but slides to 90% in 2020 and years thereafter. It also provides increased FMAPs for certain disaster-affected states, primary care payment rate increases, specified preventative services and immunizations, smoking cessation services for pregnant women, specified home and community-based services and health home services for certain people with chronic conditions. In addition, the Obama Administration’s deficit reduction proposals forwarded to Congress in September 2011 would blend various non-Affordable Care Act-related match percentages for Medicaid and CHIP into one single matching rate, starting in 2017, specific to each state that would automatically rise if a recession forces enrollment and state costs to rise. Given that this blending proposal is projected to save the federal government $14.9 billion over 10 years, if enacted into law, it is possible that states would offset these losses by reducing their reimbursement to Medicaid managed care plans such as ours. However, it is not clear that there is sufficient legislative support for this measure.

As part of the ARRA, enacted on February 12, 2009, states received approximately $87 billion in assistance for their Medicaid programs through a temporary increase in the FMAP match rate. Through the Education, Jobs and Medicaid Assistance Act (Public Law No: 111-226) enacted on August 10, 2010, states received an additional $16.1 billion in a phased-down FMAP match rate. The funding became effective retroactively to October 1, 2008 and continued through June 30, 2011. In order to receive this additional FMAP increase, states were prohibited from reducing Medicaid eligibility levels below the eligibility levels that were in place on July 1, 2008. Furthermore, states could not put into place procedures that made it more difficult to enroll than the procedures that were in place on July 1, 2008. The Affordable Care Act extended that “maintenance of effort” requirement for each state until the date that the Secretary of Health and Human Services determines a health benefit exchange is operational in the state. Under the extension, a State could not have in effect eligibility standards, methodologies, or procedures under its Medicaid State plan or under any waiver of a plan that are more restrictive than the eligibility standards, methodologies, or procedures, respectively, under the plan or waiver that were in effect on the date of enactment of the Affordable Care Act.

All eleven states in which we offered healthcare services received adjustments in their FMAP rate in 2009 and 2010. However, after June 30, 2011, FMAP funding reverted to previous levels. This reduction placed additional pressure on already stressed state budgets. It is expected that the expansion of Medicaid enrollment in January 2014 will place additional pressures on state Medicaid programs as the enhanced FMAP for new enrollees is reduced over time.

During fiscal year 2010, the federal government is estimated to have spent approximately $243 billion on Medicaid and CHIP with a corresponding state spending of approximately $184 billion. Key factors driving Medicaid spending include:

•	number of eligible individuals who enroll,

•	price of medical and long-term care services,

•	use of covered services,

•	state decisions regarding optional services and optional eligibility groups, and

•	effectiveness of programs to reduce costs of providing benefits, including managed care.

Federal law establishes general rules governing how states administer their Medicaid and CHIP programs. Within those rules, states have considerable flexibility with respect to provider reimbursement and service utilization controls. Generally, state Medicaid budgets are developed and approved annually by the states’ governors and legislatures. Medicaid expenditures are monitored during the year against budgeted amounts.

Medicare Funding

The Medicare program is administered by CMS and represents approximately 15% of the annual budget of the federal government. Rising healthcare costs and increasing Medicare eligible populations require continual examination of available funding which may cause changes in eligibility requirements and covered benefits.

Prior to 1997, CMS reimbursed health plans participating in the Medicare program primarily on the basis of the demographic data of the plans’ members. One of the primary directives of CMS in establishing the Medicare Advantage program was to make it more attractive to managed care plans to enroll members with higher intensity illnesses. To accomplish this, CMS implemented a risk adjusted payment system for Medicare health plans in 1997 pursuant to the Balanced Budget Act of 1997. This payment system was further modified pursuant to the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000. To implement the risk adjusted payment system, CMS requires that all managed care companies capture, collect and report the diagnosis code information associated with healthcare services received by beneficiaries to CMS on a regular basis. As of 2007, CMS had fully phased in this risk adjusted payment methodology with a model that bases the total CMS reimbursement payments on various clinical and demographic factors, including hospital inpatient diagnoses, additional diagnosis data from ambulatory treatment settings, hospital outpatient department and physician visits, gender, age and eligibility status.

The Affordable Care Act restructured payments to Medicare Advantage plans by setting payments to different percentages of Medicare fee-for-service rates than previously. The Affordable Care Act froze 2011 benchmark rates at 2010 levels so that in 2011, Medicare Advantage plans did not receive rate increases to account for recent healthcare cost growth or Medicare physician payment increases enacted since the implementation of 2010 Medicare Advantage benchmarks. Phase-in for this revised payment schedule will last for three years for plans in most areas, and last as long as four to six years for plans in other areas.

The Affordable Care Act also created an incentive payment program for Medicare Advantage plans. Beginning in 2012, bonuses will be in play for plans receiving four or more stars (based on the current five-star quality rating system for Medicare Advantage plans) with qualifying plans in qualifying areas eligible to receive double bonuses. Under regulations proposed in October 2011, plans that receive fewer than three stars in three consecutive years will be terminated from the Medicare Advantage program and will not be eligible to participate in the program again for 38 months.

Regulation

Our healthcare operations are regulated by numerous local, state and federal laws and regulations. Government regulation of the provision of healthcare products and services varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce these rules. Changes in applicable state and federal laws and corresponding rules may also occur periodically.

State Insurance Holding Company Regulations

Our health plan subsidiaries are generally licensed to operate as HMOs, except our Ohio subsidiary and our subsidiary, Amerigroup Insurance Corporation, which are licensed as HICs, and our New York subsidiary which is licensed as a PHSP. Our health plan subsidiaries are regulated by the applicable state health, insurance and/or human services departments.

The process for obtaining the authorization to operate as an HMO, HIC or PHSP is lengthy and complex and requires demonstration to the regulators of the adequacy of the health plan’s organizational structure, operational capability financial resources, personnel utilization review, quality assurance programs, provider networks and complaint procedures. Each of our health plan subsidiaries must comply with applicable state financial requirements with respect to net worth, deposits, reserves, and investment restrictions among others. Under state HMO, HIC and PHSP statutes and state insurance laws, our health plan subsidiaries are required to file periodic financial reports and other reports about operations, including inter-company transactions. These are transactions between the regulated entity and its affiliates, including persons or entities that control the regulated entity. The regulated entity, its affiliates and the corporations or persons that control them constitute an insurance holding company system.

We are registered under state laws as an insurance holding company system in all of the jurisdictions in which we do business. Most states, including states in which our subsidiaries are domiciled, have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer’s holding company. Where such laws and regulations apply to us and our subsidiaries, there can be no effective change in control of the Company unless the person seeking to acquire control has filed a statement containing specified information with the insurance regulators and has obtained prior approval for the proposed change from such regulators. The usual measure for a presumptive change of control pursuant to these laws is, with some variation, the acquisition of 10% or more of the voting stock or other ownership interest of an insurance company or its parent. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of the Company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable. There are also regulations in some states that require notice to the department of insurance of certain divestitures by existing shareholders. Our health plans’ compliance with state insurance holding company system requirements are subject to monitoring by state departments of insurance. Each of our health plans is subject to periodic comprehensive audits by these departments.

In addition, such laws and regulations regulate the payment of dividends to the Company by its subsidiaries. Such laws and regulations also require prior approval by the state regulators of certain material transactions with affiliates within the holding company system, including the sale, purchase, or other transfer of assets, loans, guarantees, agreements or investments, reinsurance agreements, management agreements and cost-sharing arrangements, as well as certain material transactions with persons who are not affiliates within the holding company system if the transaction exceeds regulatory thresholds.

Each of our health plans must also meet numerous criteria to secure the approval of state regulatory authorities before implementing operational changes, including the development of new product offerings and, in some states, the expansion of service areas.

In addition to regulation as an insurance holding company system, our business operations must comply with the other state laws and regulations that apply to HMOs, HICs and PHSPs, respectively, in the states in which we operate, and with laws, regulations and contractual provisions governing the respective state or federal managed care programs, which are discussed below.

Contractual and Regulatory Compliance

Medicaid

In all the states in which we operate, we must enter into a contract with the state’s Medicaid agency in order to offer managed care benefits to Medicaid eligible recipients. States generally use either a formal proposal process, reviewing many bidders, or award individual contracts to qualified applicants that apply for entry to the program. Currently Texas, Georgia, Tennessee, Nevada, Ohio and New Mexico all use competitive bidding processes, and other states in which we operate, or may operate, have done so in the past and may do so in the future.

The contractual relationship with the state is generally for a period of one- to two-years and renewable on an annual or biannual basis. The contracts with the states and regulatory provisions applicable to us generally set forth in great detail the requirements for operating in the Medicaid sector including provisions relating to: eligibility; enrollment and disenrollment processes; covered services;

eligible providers; subcontractors; record-keeping and record retention; periodic financial and informational reporting; quality assurance; marketing; financial standards; timeliness of claims payments; health education, wellness and prevention programs; safeguarding of member information; fraud and abuse detection and reporting; grievance procedures; and organization and administrative systems.

A health plan’s compliance with these requirements is subject to monitoring by state regulators. A health plan is subject to periodic comprehensive quality assurance evaluation by a third-party reviewing organization and generally by the health department and insurance department of the jurisdiction that licenses the health plan. Most health plans must also submit quarterly and annual statutory financial statements and utilization reports, as well as many other reports in accordance with individual state requirements.

In addition to the requirements outlined above, CMS encourages states to require managed care organizations with which they contract to implement compliance programs and suggests that in order to contract with a state, a managed care organization or prepaid health services plan should have administrative and management arrangements and procedures that include a mandatory compliance plan designed to guard against fraud and abuse.

Medicare

Our health plans in Florida, Maryland, New Jersey, New Mexico, New York, Tennessee, and Texas operate Medicare Advantage plans for which they contract with CMS on a calendar year basis. These contracts renew annually, and most recently were renewed for the 2012 plan year, including a new contract for our Georgia health plan as well as expansions of our Medicare service areas in Texas and New Mexico.

CMS requires that each Medicare Advantage plan meet the regulatory requirements set forth at 42 CFR pt. 422 and the operational requirements described in the Medicare Managed Care (“MMC”) Manual. The MMC Manual provides the detailed requirements that apply to our Medicare line of business including provisions related to: enrollment and disenrollment; marketing; benefits and beneficiary protections; quality assessment; relationships with providers; payment from CMS; premiums and cost-sharing; our contract with CMS; the effect of a change of ownership during the contract period; and beneficiary grievances, organization determinations, and appeals.

All of our Medicare Advantage plans include Medicare Part D prescription drug coverage; therefore, our health plans that operate Medicare Advantage plans also have Part D contracts with CMS. As Medicare Advantage Prescription Drug Plan contractors, we are also obligated to meet the requirements set forth in 42 CFR pt. 423 and the Prescription Drug Benefit (“PDB”) Manual. The PDB Manual provides the detailed requirements that apply specifically to the prescription drug benefits portion of our Medicare line of business. The PDB provides detailed requirements related to: benefits and beneficiary protections; Part D drugs and formulary requirements; marketing (included in the MMC Manual); enrollment and disenrollment guidance; quality improvement and medication therapy management; fraud, waste and abuse; coordination of benefits; and Part D grievances, coverage determinations, and appeals.

In addition to the requirements outlined above, CMS requires that each Medicare Advantage plan conduct ongoing monitoring of its internal compliance with the requirements as well as oversight of any delegated vendors.

Fraud and Abuse Laws

Our operations are subject to various state and federal healthcare laws commonly referred to as “fraud and abuse” laws. Investigating and prosecuting healthcare fraud and abuse has become a top priority for state and federal law enforcement entities. The funding of such law enforcement efforts has increased in the past few years and these increases are expected to continue. The focus of these efforts has been directed at organizations that participate in government funded healthcare programs such as Medicaid and Medicare. These regulations, and contractual requirements applicable to participants in these programs, are complex and changing.

HIPAA broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA establishes new enforcement mechanisms to combat fraud and abuse, including a whistleblower program. Further, HIPAA imposes civil and criminal penalties for failure to comply with the privacy and security standards set forth in the regulation. The Patient Protection and Affordable Care Act created additional tools for fraud prevention, including increased oversight of providers and suppliers participating or enrolling in Medicare, Medicaid and CHIP. Those enhancements included mandatory licensure for all providers and site visits, fingerprinting and criminal background checks for higher risk providers. On September 23, 2010, CMS issued proposed regulations designed to implement these requirements. It is not clear at this time the degree to which managed care providers would have to comply with these new requirements, many of which resemble procedures that we already have in place.

The HITECH Act, a part of the ARRA, modified certain provisions of HIPAA by, among other things, extending the privacy and security provisions to business associates, mandating new regulations around electronic medical records, expanding enforcement mechanisms, allowing the state Attorneys General to bring enforcement actions and increasing penalties for violations. HHS, as required by the HITECH Act, has issued the HITECH Breach Notification Interim Final Rule. The various requirements of the HITECH Act and the HITECH Breach Notification Interim Final Rule have different compliance dates, some of which have passed and some of which will occur in the future. With respect to those requirements whose compliance dates have passed, we believe that we are in compliance with these provisions. With respect to those requirements whose compliance dates are in the future, we are reviewing our current practices and identifying those which may be impacted by upcoming regulations. It is our intention to implement these new requirements on or before the applicable compliance dates.

Violations of certain fraud and abuse laws applicable to us could result in civil monetary penalties, criminal fines and imprisonment, and/or programmatic remedies up to and including exclusion from participation in Medicaid, Medicare, other federal healthcare programs and federally funded state health programs. These laws include the federal False Claims Act which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. Many states have false claim act statutes that closely resemble the federal False Claims Act. If an entity is determined to have violated the federal False Claims Act, it may be liable for three times the actual damages sustained by the government, plus mandatory civil penalties up to eleven thousand dollars for each separate false claim. Suits filed under the federal False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such relators or whistleblowers may share in any amounts paid by the entity to the government in fines or settlement. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from the Medicaid, Medicare or other state or federal healthcare programs as a result of an investigation arising out of such action. In addition, the DRA encourages states to enact state-versions of the federal False Claims Act that establish liability to the state for false and fraudulent Medicaid claims and that provide for, among other things, claims to be filed by qui tam relators.

We are currently unaware of any pending or filed but unsealed qui tam actions against us.

In recent years, we enhanced the regulatory compliance efforts of our operations. However, with the highly technical regulatory environment and ongoing vigorous law enforcement, our compliance efforts in this area will continue to require substantial resources.

Our Approach

Unlike many managed care organizations that attempt to serve multiple populations, we currently focus on serving people who receive healthcare benefits through publicly funded programs. We primarily serve Medicaid populations, and the Medicare population through our Medicare Advantage product. Our success in establishing and maintaining strong relationships with governments, providers and members has enabled us to obtain new contracts and to establish a strong market position in the markets we serve. We have been able to accomplish this by operating programs that address the various needs of these constituent groups.

Government Agencies

We have been successful in bidding for contracts and implementing new products, primarily due to our ability to facilitate access to quality healthcare services as well as manage and reduce costs. Our education and outreach programs, our disease and medical management programs and our information systems benefit the individuals and communities we serve while providing the government with predictable costs. Our education and outreach programs are designed to decrease the use of emergency care services as the primary venue for access to healthcare through the provision of certain programs such as member health education seminars and system-wide, 24-hour on-call nurses. Our information systems are designed to measure and track our performance, enabling us to demonstrate the effectiveness of our programs to government agencies. While we highlight these programs and services in applying for new contracts or seeking to add new products, we believe that our ability to obtain additional contracts and expand our service areas within a state results primarily from our ability to facilitate access to quality care, while managing and reducing costs, and our customer-focused approach to working with government agencies. We believe we will also benefit from this experience when bidding for and acquiring contracts in new state markets and in future Medicare Advantage applications.

Providers

Our healthcare providers include hospitals, physicians and ancillary providers that provide covered medical and healthcare related services to our members. In each of the communities in which we operate, we have established extensive provider networks and have been successful in continuing to establish new provider relationships. We have accomplished this by working closely with physicians to help them operate efficiently, and by providing physician and patient educational programs, disease and medical management programs and other relevant information. In addition, as our membership increases within each market, we provide our physicians with a growing base of potential patients in the markets they serve. This network of providers and relationships assists us in implementing preventive care methods, managing costs and improving access to healthcare for members. We believe that our experience working and contracting with Medicaid and Medicare providers will give us a competitive advantage in entering new markets. While we only directly market to or through our providers to the extent expressly permitted by applicable law, they are important in helping us attract new members and retain existing members.

Nationally, approximately 66% of Medicaid spending is directed toward hospital, physician and other acute care services, and the remaining 34% is for nursing home and other long-term care. Inpatient and emergency room utilization can be higher within the unmanaged Medicaid eligible population than among the general population because of the inability to access a PCP, leading to the postponement of treatment until acute care is required. Through our health plans, we aim to improve access to PCPs and encourage preventive care and early diagnosis and treatments, reducing inpatient and emergency room usage and thereby decreasing the total cost of care.

Members

In both enrolling new members and retaining existing members, we focus on understanding the unique needs of the Medicaid, CHIP, Medicaid expansion and Medicare Advantage populations. We have developed a system that provides our members with appropriate access to care. We supplement this care with community-based education and outreach programs designed to improve the well-being of our members. These programs not only help our members with their medical care, but also decrease the incidence of inappropriate emergency room care, which can be expensive and inefficient for the healthcare system. We also help our pregnant members access prenatal care which improves outcomes and is less costly than the potential consequences associated with inadequate prenatal care. As our presence in a market matures, these programs and other value-added services help us build and maintain membership levels.

Communities

We focus on the members we serve and the communities in which they live. Many of our employees, including our outreach staff, are a part of the communities we serve. We are active in our members’ communities through education and outreach programs. We often provide programs in our members’ physician offices, places of worship and community centers. Upon entering a new market, we use these programs and advertising to create brand awareness and loyalty in the community.

We believe community focus and understanding are important to attracting and retaining members. To assist in establishing our community presence in a new market, we seek to establish relationships with medical centers, children’s hospitals, federally qualified health centers, community-based organizations and advocacy groups to offer our products and programs.

Competition

Our principal competition consists of the following:

•	Traditional Fee-for-Service Programs — Original unmanaged provider payment system whereby state governments pay providers directly for services provided to Medicaid and Medicare eligible beneficiaries.

•	Primary Care Case Management Programs — Programs established by the states through contracts with physicians to provide primary care services to Medicaid recipients, as well as provide oversight over other services.

•	Administrative Services Only Health Plans — Health plans that contract with the states to provide ASO for the traditional fee-for-service Medicaid program.

•	Multi-line Commercial Health Plans — National and regional commercial managed care organizations that have Medicaid and Medicare members in addition to members in private commercial plans.

•	Medicaid Health Plans — Managed care organizations that focus solely on serving people who receive healthcare benefits through Medicaid.

•	Medicare Health Plans — Managed care organizations that focus solely on serving people who receive healthcare benefits through Medicare. These plans also may include Medicare Part D prescription coverage.

•	Medicare Prescription Drug Plans — These plans offer Medicare beneficiaries Part D prescription drug coverage only, while members of these plans receive their medical benefits from Medicare Fee-For-Service.

We will continue to face varying levels of competition as we expand in our existing service areas and enter new markets. Changes in the business climate, including changes driven by the Affordable Care Act, may cause a number of commercial managed care organizations already in our service areas to decide to enter or exit the publicly funded healthcare market. Some of these managed care organizations have substantially larger enrollments, greater financial and other resources and offer a broader scope of products than we do.

We compete with other managed care organizations to obtain state contracts, as well as to attract new members and retain existing members. States generally use either a formal procurement process reviewing many bidders or award individual contracts to qualified applicants that apply for entry to the program. In order to be awarded a state contract, state governments consider many factors, which include providing quality care, satisfying financial requirements, demonstrating an ability to deliver services, and establishing networks and infrastructure. People who wish to enroll in a managed healthcare plan or to change healthcare plans typically choose a plan based on the services offered, ease of access to services, a specific provider being part of the network and the availability of supplemental benefits.

In addition to competing for members, we compete with other managed care organizations to enter into contracts with independent physicians, physician groups and other providers. We believe the factors that providers consider in deciding whether to contract with us include potential member volume, reimbursement rates, our medical management programs, timeliness of reimbursement and administrative service capabilities.

Products

We offer a range of healthcare products through publicly funded programs within a care model that integrates physical and behavioral health. These products are also community-based and seek to address the social and economic issues faced by the populations we serve. The average premiums for our products vary significantly due to differences in the benefits offered and underlying medical conditions of the populations covered.

The following table sets forth the approximate number of our members who receive benefits under our products as of December 31, 2008, 2009 and 2010 and September 30, 2010 and 2011. Because we receive two premiums for members that are in both the Medicare Advantage and Medicaid products, these members have been counted in each product.

	December 31,			September 30,
Product	2008	2009	2010	2010	2011

TANF (Medicaid)(1)	1,095,000	1,255,000	1,373,000	1,373,000	1,405,000
CHIP(1)	253,000	259,000	271,000	274,000	263,000
ABD and LTC (Medicaid)(2)	182,000	196,000	197,000	197,000	231,000
FamilyCare (Medicaid)	40,000	63,000	71,000	70,000	75,000
Medicare Advantage	9,000	15,000	19,000	19,000	23,000

Total	1,579,000	1,788,000	1,931,000	1,933,000	1,997,000

(1)	Reflects a reclassification in 2008 from CHIP to TANF to coincide with state classifications and current year presentation.

(2)	Membership includes approximately 13,000 ABD members as of December 31, 2009 and 14,000 ABD members as of September 30, 2010 and December 31, 2010, respectively, under an ASO contract in Texas. There were no ASO contracts in effect as of December 31, 2008. The ASO contract in Texas terminated on January 31, 2011.

Medical and Quality Management Programs

We provide specific disease and medical management programs designed to meet the special healthcare needs of our members with chronic illnesses and medical conditions, to manage costs, and to improve the overall health of our members. We integrate our members’ behavioral healthcare with their physical healthcare utilizing our integrated medical management model. Members are systematically contacted and screened utilizing standardized processes. Members are stratified based on their physical, behavioral, and social needs and grouped for care management. We offer a continuum of care management including disease management, pharmacy integration, centralized telephonic case management, case management at the health plans, and field-based case management for some of our higher-risk members. These programs focus on preventing acute occurrences associated with chronic conditions by identifying at-risk members, monitoring their conditions and proactively managing their care. These disease management programs also facilitate members in the self-management of chronic disease and include asthma, chronic obstructive pulmonary disease, coronary artery disease, congestive heart failure, diabetes, depression, schizophrenia and HIV/AIDS. These disease management programs attained National Committee for Quality Assurance (“NCQA”) reaccreditation in 2009, which is effective through 2011.

Our Maternal-Child Services program provides health promotion, advocacy and care management for pregnant women and their newborns. Our Taking Care of Baby and Me® case management service has a major focus on the earliest identification of pregnant women, screening for risk factors, mentoring and advocating for evidenced-based clinical practices. We work with our members and providers to improve the outcomes of pregnancy through the promotion of reproductive health, access to prenatal care, access to quality care for a healthy pregnancy and delivery as well as the post-partum period and newborn care. Case managers assist members with access to transportation, prenatal vitamins, smoking cessation, breastfeeding support, the 24-hour nurse call line as well as referral to community-based home visitor programs. Essential to the success of the program is the predictive risk screening tool and survey process where members are stratified by risk grouping and begin engagement in the program.

We provide comprehensive assessment and service coordination for our long-term services and supports members. In compliance with state requirements, licensed or qualified non-licensed staff conduct service coordination for our members who receive home and community-based or institution-based services for long-term care. Comprehensive assessments are designed to assess members in multiple domains essential to the coordination of services. These domains may include physical, psychiatric, behavioral, cognitive, environmental, caregivers, functional, social, safety, and health maintenance. Based on the results of the comprehensive assessment, members participate in the development of an individualized service plan that is designed to meet goals established by the member, the service coordinator and appropriate providers. After implementation of an initial service plan, the service coordinator will perform periodic reassessments to ensure that services are being provided as planned and that service plan goals are being met. Reassessments are performed as required by state contracts and as clinically indicated. Based on the results of reassessments, service plans may be revised to meet additional new or unmet goals. In all cases, service plans are developed to promote safety and independence in the most cost efficient manner appropriate to the situation. Services are provided that are determined to meet state and contractual requirements for necessity and/or reasonableness.

We have a comprehensive quality management program designed to improve access to cost-effective quality care. We have developed policies and procedures to ensure that the healthcare services arranged by our health plans meet the professional standards of care established by the industry and the medical community. These procedures include:

•	Analysis of healthcare utilization data — We analyze the healthcare utilization data of the PCPs in our network in order to identify PCPs who either over utilize or under utilize healthcare services. We do this by comparing their utilization patterns against benchmarks based upon the utilization data of their peers. If a PCP’s utilization rates vary significantly from the norm, either above or below, we meet with the provider to discuss and understand their utilization patterns, suggest opportunities for improvement and implement an ongoing monitoring program.

•	Medical care satisfaction studies — We evaluate the satisfaction of the care provided to our health plan members by reviewing their responses to satisfaction surveys. We analyze the results and implement actions to improve satisfaction.

•	Clinical care oversight — Each of our health plans has a medical advisory committee comprised of physician representatives and chaired by the plan’s medical director. This committee approves clinical protocols and practice guidelines. Based on regular reviews, the medical directors who head these committees develop recommendations for improvements in the delivery of medical care.

•	Quality improvement plan — A quality improvement plan is implemented in each of our health plans and is governed by a quality management committee, which is either chaired or co-chaired by the medical director of the health plan. The quality management committee is comprised of senior management at our health plans, who review and evaluate the quality of our healthcare services and are responsible for the development of quality improvement plans spanning both clinical quality and customer service quality. Our corporate quality improvement council oversees and meets regularly with our health plan quality management committees to help ensure that we have a coordinated, quality-focused approach relating to our members and providers.

Provider Network

We facilitate access to healthcare services for our members generally through mutually non-exclusive contracts with PCPs, specialists, hospitals and ancillary providers. Either prior to or concurrent with being awarded a new contract, we establish a provider network in the applicable service area. As of December 31, 2010, our provider networks included approximately 110,000 physicians, including PCPs, specialists and ancillary providers, and approximately 700 hospitals.

The PCP is a critical component in care delivery, the management of costs and the attraction and retention of members. PCPs include family and general practitioners, pediatricians, internal medicine physicians, and may include obstetricians and gynecologists. These physicians provide preventive and routine healthcare services and are responsible for making referrals to specialists, hospitals and other providers while also providing a healthcare access point or “Medical Home” for our members. Healthcare services provided directly by PCPs include the treatment of illnesses not requiring referrals, periodic physician examinations, routine immunizations, well-child care and other preventive healthcare services. Specialists with whom we contract provide a broad range of physician services. While referral for these specialist services is not generally required prior to care delivery, the PCP continues to be integral to the coordination of care. Our contracts with both the PCPs and specialists usually are for two-year periods and automatically renew for successive one-year periods subject to termination by either party with or without cause upon 90 to 120 days prior written notice, except in Ohio and Tennessee, where termination may occur upon 60 days notice.

Our contracts with hospitals are usually for one- to two-year periods and automatically renew for successive one-year periods. Generally, our hospital contracts may be terminated by either party with or without cause upon 90 to 120 days prior written notice except in Ohio and Tennessee, where termination may occur upon 60 days notice. Pursuant to their contracts, each hospital is paid for all medically necessary inpatient and outpatient services and all covered emergency and medical screening services provided to members. With the exception of emergency services, most inpatient hospital services require advance approval from our medical management department. We require hospitals in our network to participate in utilization review and quality assurance programs.

We have also contracted with other ancillary providers for physical therapy, mental health and chemical dependency care, home healthcare, nursing home care, home-based community services, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we have contracted with dental vendors that provide routine dental care, vision vendors that provide routine vision services, transportation vendors where non-emergency transportation is a covered benefit and with a national pharmacy benefit manager that provides a local pharmacy network in each of our markets where these services are covered benefits.

In order to ensure the quality of our medical care providers, we credential and re-credential our providers using standards that are supported by the NCQA and that meet individual state credentialing requirements. As part of the credentialing review, we ensure that each provider in our network is eligible to participate in publicly funded healthcare programs. We provide feedback and evaluations on quality and medical management to them in order to improve the quality of care provided, increase their support of our programs and enhance our ability to attract and retain providers. Additionally, we include incentive payments and risk-sharing arrangements to encourage quality care and cost containment when appropriate.

Provider Payment Methods

We periodically review the fees paid to providers and make adjustments as necessary. Generally, the contracts with providers do not allow for automatic annual increases in reimbursement levels. Among the factors generally considered in adjustments are changes to state Medicaid or Medicare fee schedules, competitive environment, current market conditions, anticipated utilization patterns and projected medical expenses. Some provider contracts are directly tied to state Medicaid or Medicare fee schedules, in which case reimbursement levels will be adjusted up or down, generally on a prospective basis, based on adjustments made by the state or CMS to the appropriate fee schedule.

The following are the various provider payment methods in place as of December 31, 2010 and September 30, 2011:

Fee-for-Service.  This is a reimbursement mechanism that pays providers based upon services performed. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 97% of our expenses for direct health benefits were on a fee-for-service reimbursement basis, including fees paid to third-party vendors for ancillary services such as pharmacy, mental health, dental and vision benefits. The primary fee-for-service arrangements are on a maximum allowable fee schedule, per diem, case rates, percent of charges or any combination thereof. The following is a description of each of these mechanisms:

•	Maximum Allowable Fee Schedule — Providers are paid the lesser of billed charges or a specified fixed payment for a covered service. The maximum allowable fee schedule is developed using, among other indicators, the state fee-for-service Medicaid program fee schedule, Medicare fee schedules, medical costs trends and market conditions.

•	Per Diem and Case Rates — Hospital facility costs are typically reimbursed at negotiated per diem or case rates. Per diem rates are fixed daily rates whereas case rates vary by the diagnosis and level of care within the hospital setting. Lower rates are paid for lower intensity services, such as the delivery of a baby without complication, compared to higher rates for a neonatal intensive care unit stay for a baby born with severe developmental disabilities.

•	Percent of Charges — Providers are paid an agreed-upon percent of their standard charges for covered services.

We generally pay out-of-network providers based on a state-mandated out-of-network reimbursement methodology, or in states where no such rates are mandated, based on our Company’s standard out-of-network fee schedule. We do not rely on databases that attempt to calculate the “prevailing” or “usual customary and reasonable” charge for services rendered to our members.

Capitation.  Some of our PCPs and specialists are paid on a fixed-fee per member basis, also known as capitation. Our arrangements with ancillary providers for vision, dental, home health, laboratory and durable medical equipment may also be capitated.

Risk-sharing arrangements.  A small number of primary care arrangements also include a risk-sharing component, in which the provider takes on some financial risk for the care of the member.

Under a risk-sharing arrangement, the parties conduct periodic reconciliations, generally quarterly, based on which the provider may receive a portion of the surplus, or pay a portion of the deficit, relating to the total cost of care of its assigned members. These risk-sharing arrangements include certain measures to ensure the financial solvency of the provider and to protect the member against reduced care for medically necessary services as well as to comply with state and/or federal regulatory requirements.

Incentive arrangements.  A number of arrangements, mainly relating to primary care or coordinated care for members with chronic conditions, include an incentive component in which the provider may receive a financial incentive for achieving certain performance standards relating to quality of care and cost containment. Similar to risk-sharing arrangements, these incentive arrangements include measures to protect the member against reduced care for medically necessary services.

Outreach and Educational Programs

An important aspect of our comprehensive approach to healthcare delivery is our outreach and educational programs, which we administer system-wide for our providers and members. We also provide education through outreach and educational programs in churches and community centers. The programs we have developed are specifically designed to increase awareness of various diseases, conditions and methods of prevention in a manner that supports the providers, while meeting the unique needs of our members. For example, we conduct health promotion events in physicians’ offices. Direct provider outreach is supported by traditional methods such as direct mail, telemarketing, television, radio and cooperative advertising with participating medical groups.

We believe that we can also increase and retain membership through outreach and education initiatives. We have a dedicated staff that actively supports and educates prospective and existing members and community organizations. Through programs such as PowerZone, a program that addresses childhood obesity, and Taking Care of Baby and Me®, a prenatal program for pregnant mothers, we promote a healthy lifestyle, safety and good nutrition to our members. In several markets, we provide value-added benefits as a means to attract and retain members. These benefits may include such things as vouchers for over-the-counter medications or free memberships to the local Boys and Girls Clubs.

We have developed specific strategies for building relationships with key community organizations, which help enhance community support for our products and improve service to our members. We regularly participate in local events and festivals and organize community health fairs to promote healthy lifestyle practices. Equally as important, our employees help support community groups by serving as board members and volunteers. In the aggregate, these activities serve to act not only as a referral channel, but also reinforce the Company brand and foster member loyalty.

Information Technology Services

The ability to capture, process, and enable access to data and translate it into meaningful information is essential to our ability to operate across a multi-state service area in a cost-effective manner. We deploy an integrated system strategy for our financial, claims, customer service, care management, encounter management and sales/marketing systems to avoid the costs associated with supporting multiple versions of similar systems and improve productivity. This approach helps to assure the integrity of our data and that consistent sources of financial, claim, provider, member, service and clinical information are provided across all of our health plans. We utilize our integrated system for billing, claims and encounter processing, utilization management, marketing and sales tracking, financial and management accounting, medical cost trending, reporting, planning and analysis. This integrated system also supports our internal member and provider service functions and we provide access to this information through our provider and member portals to enable self-service capabilities for our constituents. Our system is scalable and we believe it will meet our software needs to support our long-term growth strategies. In 2010, we added a new integrated workstation for our call center operations that has significantly improved efficiency and call quality. In addition, we have security systems that meet best practices and also maintain a robust business continuity plan and disaster recovery site in the event of a disruptive event.

Our Health Plans

We currently have eleven active health plan subsidiaries offering healthcare services. All of our contracts, except those in Georgia, New Jersey and New York, contain provisions for termination by us without cause generally upon written notice with a 30 to 180 day notification period. Our state customers also have the right to terminate these contracts. The states’ termination rights vary from contract-to-contract and may include the right to terminate for convenience, upon the occurrence of an event of default, upon the occurrence of a significant change in circumstances or as a result of inadequate funding.

We serve members who receive healthcare benefits through our contracts with the regulatory entities in the jurisdictions in which we operate. For the year ended December 31, 2010 and nine months ended September 30, 2011, our Texas contract represented approximately 23% and 24% of our premium revenues, respectively, and our Tennessee, Georgia and Maryland contracts represented approximately 15%, 12% and 11% of our premium revenues in each period.

As of September 30, 2011, each of our health plans provided managed care services through one or more of our products, as set forth below:

Medicare
Market	TANF	CHIP	ABD	FamilyCare	Advantage

Texas	✓	✓	✓		✓
Georgia	✓	✓		✓
Florida	✓	✓	✓		✓
Tennessee	✓		✓		✓
Maryland	✓	✓	✓	✓	✓
New Jersey	✓	✓	✓	✓	✓
New York	✓	✓	✓	✓	✓
Nevada	✓	✓		✓
Ohio	✓
Virginia	✓	✓	✓
New Mexico			✓		✓

Texas

Our Texas subsidiary, AMERIGROUP Texas, Inc., is licensed as an HMO and became operational in September 1996. Our current service areas include the cities of Austin, Beaumont, Corpus Christi, Dallas, Fort Worth, Houston and San Antonio and the surrounding counties. Our joint TANF, CHIP and ABD contract renews annually at the State’s option and is effective through the contract year ending August 31, 2013. Effective January 1, 2006, AMERIGROUP Texas, Inc. began operations as a Medicare Advantage plan to offer Medicare benefits to dual eligibles that live in and around Houston, Texas. AMERIGROUP Texas, Inc. already served these members through the Texas Medicaid STAR+PLUS program and now offers these members Medicare Parts A & B benefits and the Part D drug benefit under this contract that renews annually. Effective January 1, 2008, AMERIGROUP Texas, Inc. expanded its Medicare Advantage offerings to the Houston contiguous counties and San Antonio service areas. Additionally, in June 2010, we received approval from CMS to add Tarrant County to our Medicare Advantage service areas and to expand our Medicare Advantage plans to cover traditional Medicare beneficiaries in addition to the existing special needs beneficiaries, effective January 1, 2011. Each of these contracts renew annually and were most recently renewed effective for the 2012 plan year.

In May 2010, HHSC announced that our Texas health plan was selected through a competitive procurement to expand healthcare coverage to seniors and people with disabilities in the six-county service area surrounding Fort Worth, Texas. AMERIGROUP Texas, Inc. began serving approximately 27,000 STAR+PLUS members in that service area on February 1, 2011, a portion of which were previously our members under an ASO contract. We are one of two health plans awarded this expansion contract.

On August 1, 2011, HHSC announced we were awarded a contract to continue to provide Medicaid managed care services to our existing service areas of Austin, Dallas/Fort Worth, Houston (including the planned September 1, 2011 expansion into the Jefferson service area) and San Antonio. We will no longer participate in the Corpus Christi area, for which we served approximately 10,000 members as of September 30, 2011. In addition to the existing service areas, we will begin providing Medicaid managed care services in the Lubbock and El Paso service areas and in the 164 counties defined by HHSC as rural service areas. Additionally, we will begin providing prescription drug benefits for all of our Texas members and, pending final approval of the State’s waiver filed with CMS, inpatient hospital services for the STAR+PLUS program. Our new contracts with the State of Texas cover the period September 1, 2011 through August 31, 2015.

As of December 31, 2010 and September 30, 2011, we had approximately 559,000 and 611,000 members in Texas, respectively. We believe that we have the largest Medicaid health plan membership of the four health plans in our Fort Worth market and of the three health plans in our Dallas market, the second largest Medicaid health plan membership of the three health plans in our Austin market, the third largest Medicaid health plan membership of the six health plans in our Houston market and the third largest Medicaid health plan membership of the three health plans in our Corpus Christi and San Antonio markets.

Georgia

Our Georgia subsidiary, AMGP Georgia Managed Care Company, Inc., (“AMGP Georgia”) is licensed as an HMO and became operational in June 2006 in the Atlanta region, and in the North, East and Southeast regions in September 2006. Our TANF and CHIP contract with the State of Georgia was renewed effective July 1, 2011 and will terminate on June 30, 2012. Additionally, effective January 1, 2012, AMGP Georgia will operate a Medicare Advantage plan for dual eligible beneficiaries in Chatham and Fulton counties under a contract that renews annually.

As of December 31, 2010 and September 30, 2011, we had approximately 266,000 and 263,000 members in Georgia, respectively. We believe we have the second largest Medicaid health plan membership of the three health plans in the regions of Georgia in which we operate.

Florida

Our Florida subsidiary, AMERIGROUP Florida, Inc., is licensed as an HMO and became operational in January 2003. The TANF contract expires August 31, 2012 and can be terminated by the health plan upon 120 days notice. Our Long-Term Care contract was renewed on September 1, 2011 and expires August 31, 2012. However, either party can terminate the contract upon 60 days notice. Currently, we are in good standing with the Department of Elder Affairs, the agency with regulatory oversight of the Long-Term Care program, and have no reason to believe that the contract will not be renewed. The reprocurement of our CHIP contract in 2010 expanded our approved service area to include Sarasota County as of January 1, 2011. The contract, executed in October 2011 extends through September 30, 2012 with the state agency’s option to extend the contract term for two additional one-year periods. Additionally, effective January 1, 2008, AMERIGROUP Florida, Inc. began operating a Medicare Advantage plan for eligible beneficiaries in Florida under a contract that renews annually and was most recently renewed for the 2012 plan year.

As of December 31, 2010 and September 30, 2011, we had approximately 263,000 and 254,000 members in Florida, respectively. Our current service areas include the metropolitan areas of Miami/

Fort Lauderdale, Orlando and Tampa covering fourteen counties in Florida. We believe that we have the largest Medicaid health plan membership of the nine health plans in our Tampa market, the second largest Medicaid health plan membership of the six health plans in our Orlando market and the third largest Medicaid health plan membership of the sixteen health plans in our Miami/Fort Lauderdale markets.

Tennessee

Our Tennessee subsidiary, AMERIGROUP Tennessee, Inc., is licensed as an HMO and became operational in April 2007. Our risk contract with the State of Tennessee was recently amended to extend the term of the contract through December 31, 2014 and incorporate terms and conditions and establish incentive payments relating to activities performed through participation in the Federal Money Follows the Person Rebalancing Demonstration Program for LTC recipients. Our Tennessee health plan and the State of Tennessee TennCare Bureau are in the process of finalizing an amendment to the existing contract to provide Medicaid managed care services to eligible Medicaid members for the contract period beginning July 1, 2011. On March 1, 2010, AMERIGROUP Tennessee, Inc. began offering long-term care services to existing members through the State’s TennCare CHOICES program. The program, created as a result of the Long Term Care Community Choices Act of 2008, is an expansion program offered through amendments to existing Medicaid managed care contracts and focuses on promoting independence, choice, dignity and quality of life for long-term care Medicaid managed care recipients by offering members the option to live in their own homes while receiving long-term care and other medical services. Effective January 1, 2008, AMERIGROUP Tennessee, Inc. began operating a Medicare Advantage plan for eligible beneficiaries in Tennessee under a contract that renews annually and was most recently renewed for the 2012 plan year. Additionally, in June 2010, we received approval from CMS to add Rutherford County to our Medicare Advantage service areas and to expand our Medicare Advantage plans to cover traditional Medicare beneficiaries in addition to the existing special needs beneficiaries, effective January 1, 2011.

As of December 31, 2010 and September 30, 2011, we had approximately 203,000 and 207,000 members in Tennessee, respectively. We are one of two health plans in our Tennessee market each of which covers approximately half of the members in the Middle Tennessee region in which we operate.

Maryland

Our Maryland subsidiary, AMERIGROUP Maryland, Inc., is licensed as an HMO in Maryland and became operational in June 1999. Our contract with the State of Maryland does not have a set term and can be terminated by the State without prior notice. We can terminate our contract with Maryland by providing the State 90 days prior written notice. Effective January 1, 2007, we began operations as a Medicare Advantage plan for eligible beneficiaries in Maryland, which we expanded as of January 1, 2008 under a contract that renews annually and was most recently renewed for the 2011 plan year. Effective May 1, 2009, we expanded our product line offering to include the Primary Adult Care Program, a basic healthcare service for low income adults.

Our current service areas include 22 of the 24 counties in Maryland. As of December 31, 2010 and September 30, 2011, we had approximately 202,000 and 207,000 members in Maryland, respectively. We believe that we have the second largest Medicaid health plan membership of the seven health plans in our Maryland service areas.

New Jersey

Our New Jersey subsidiary, AMERIGROUP New Jersey, Inc., is licensed as an HMO and became operational in February 1996. On July 1, 2011 our New Jersey subsidiary entered into a renewal of its contract. Additionally, effective January 1, 2008, AMERIGROUP New Jersey, Inc. began operating a Medicare Advantage plan for eligible beneficiaries in New Jersey under a contract that renews annually and was most recently renewed for the 2012 plan year.

On March 1, 2010, AMERIGROUP New Jersey, Inc. completed the previously announced acquisition of the Medicaid contract rights and rights under certain provider agreements of UHP for $13.4 million.

On July 1, 2011, our New Jersey health plan renewed its managed care contract with the State of New Jersey Department of Human Services NJ DMAHS under which we provide managed care services to eligible members of the State’s New Jersey Medicaid/NJ FamilyCare program. The renewed contract revises the premium rates and expands certain healthcare services provided to eligible members. These new healthcare services include personal care assistant services, medical day care (adult and pediatric), outpatient rehabilitation (physical therapy, occupational therapy, and speech pathology services), dual eligible pharmacy benefits and ABD expansion. The managed care contract renewal also includes participation by our New Jersey health plan in a three-year medical home demonstration project with NJ DMAHS. This project requires the provision of services to participating enrollees under the Medical Home Model Guidelines.

Our current service areas include 20 of the 21 counties in New Jersey. As of December 31, 2010 and September 30, 2011, we had approximately 134,000 and 140,000 members in our New Jersey service areas, respectively. We believe that we have the second largest Medicaid health plan membership of the four health plans in our New Jersey service areas.

New York

Our New York subsidiary, AMERIGROUP New York, LLC, formerly known as CarePlus, LLC, is licensed as a PHSP in New York. We acquired this health plan on January 1, 2005. Our current service areas include New York City and Putnam County. The State TANF, ABD and Medicaid expansion contracts had an initial term of three years (through September 30, 2008) and the State Department of Health exercised its option to extend the contract through February 28, 2013. The City TANF contract with the City Department of Health has also been extended through February 28, 2013. Our CHIP contract with the State is a five-year contract for the period January 1, 2008 through December 31, 2012. Our contract with the Department of Health under the Managed Long-Term Care Demonstration project was renewed for a three-year term through December 31, 2009, with the Department exercising its option to extend the contract through December 31, 2011.

In 2010, AMERIGROUP New York, LLC entered into two additional product contracts, each effective January 1, 2010, with the State and City of New York. The Medicaid Advantage Plus contract with the State covers dual eligibles and provides for Medicare cost sharing, limited Medicaid benefits and long-term care benefits to eligible members and is effective through December 31, 2011 with an option to renew for three additional one-year terms. The Medicaid Advantage contract with the City also covers dual eligibles and provides for Medicare cost sharing and limited Medicaid benefits to eligible members and is effective through December 31, 2013 with the option to renew for two additional one-year terms. Additionally, effective January 1, 2008, AMERIGROUP New York, LLC began operating a Medicare Advantage plan for eligible beneficiaries in New York under a contract that renews annually and was most recently renewed for the 2012 plan year.

On October 25, 2011, we signed an agreement to purchase substantially all of the operating assets and contract rights of Health Plus, one of the largest Medicaid PHSPs in New York for $85.0 million. Health Plus currently serves approximately 320,000 members in New York State’s Medicaid, Family Health Plus and Child Health Plus programs, as well as the federal Medicare Advantage program. We intend to fund the purchase price through available cash, which may include the proceeds from the notes offered hereby. The transaction is subject to regulatory approvals and other closing conditions and is expected to close in the first half of 2012, although there can be no assurance as to the timing of consummation of this transaction or that this transaction will be consummated at all.

As of December 31, 2010 and September 30, 2011, we had approximately 109,000 and 110,000 members in New York, respectively. We believe we have the ninth largest Medicaid health plan membership of the twenty-one health plans in our New York service areas.

Nevada

Our Nevada subsidiary, AMERIGROUP Nevada, Inc., began serving TANF and CHIP members in February 2009 under a contract to provide Medicaid managed care services through June 30, 2012 in the urban service areas of Washoe and Clark counties. An amendment to further extend the contract through June 30, 2013 is pending execution. As of December 31, 2010 and September 30, 2011, AMERIGROUP Nevada, Inc. served approximately 79,000 and 85,000 members in Nevada, respectively. We believe we have the second largest Medicaid health plan membership of the two health plans in our Nevada service areas.

Ohio

Our Ohio subsidiary, AMERIGROUP Ohio, Inc., is licensed as a HIC and began operations in September 2005 in the Cincinnati service area. Through a reprocurement process in early 2006, we were successful in retaining our Cincinnati service area and expanding to the Dayton service area, thereby serving a total of 16 counties in Ohio. In October 2009, AMERIGROUP Ohio, Inc. provided notice of intent to exit the ABD program in the Southeast Region due to the inability to obtain adequate premium rates in that product. The termination was effective as of February 1, 2010 and did not materially affect our results of operations, financial position or cash flows. AMERIGROUP Ohio, Inc. continues to provide services to members in the Southwest and West Central regions for the TANF Medicaid population. Our contract with the State of Ohio expires on June 30, 2012.

As of December 31, 2010 and September 30, 2011, AMERIGROUP Ohio, Inc. served approximately 55,000 and 58,000 members in Ohio, respectively. We believe we have the third largest Medicaid health plan membership of the four health plans in our Ohio service areas.

Virginia

Our Virginia subsidiary, AMERIGROUP Virginia, Inc., is licensed as an HMO and began operations in September 2005 serving 14 counties and independent cities in Northern Virginia. Our TANF and ABD contract and our CHIP contract, each with the Commonwealth of Virginia, expire on June 30, 2011. We anticipate the Commonwealth of Virginia will renew our contracts effective July 1, 2012. Effective January 1, 2012, AMERIGROUP Virginia, Inc. will expand its service area by 24 cities and counties in the southwest region of the State. As of December 31, 2010 and September 30, 2011, we had approximately 40,000 members, for each respective period, in Virginia. We believe we have the second largest Medicaid health plan membership of the two health plans in our Northern Virginia service area.

New Mexico

Our New Mexico subsidiary, AMERIGROUP Community Care of New Mexico, Inc., is licensed as an HMO and began operations in January 2008 as a Medicare Advantage plan for eligible beneficiaries in New Mexico. The Medicare Advantage contract with CMS renews annually and was most recently renewed effective for the 2012 plan year. Additionally, in June 2010, we received approval from CMS to expand our Medicare Advantage plan to cover traditional Medicare beneficiaries in addition to the existing special needs beneficiaries, effective January 1, 2011. In August 2008, we began serving individuals in New Mexico’s CoLTS program. The CoLTS contract with the State of New Mexico expires June 30, 2012.

Our statewide service area is inclusive of 33 counties organized into five service regions. As of December 31, 2010 and September 30, 2011, we served approximately 21,000 and 22,000 members in New Mexico, respectively. We believe we have the largest CoLTS Medicaid health plan membership of the two health plans in our New Mexico service areas.

South Carolina

Our South Carolina subsidiary, AMERIGROUP Community Care of South Carolina, Inc., was licensed as an HMO and became operational in November 2007 with the TANF population, followed by a separate CHIP contract in May 2008. On March 1, 2009, we sold our rights to serve Medicaid members pursuant to the contract with the State of South Carolina and, as a result, our South Carolina subsidiary is no longer active.

Employees

As of September 30, 2011, we had approximately 4,900 employees. Our employees are not represented by a union and we have never experienced any work stoppages since our inception. We believe our overall relations with our employees are generally good.

MANAGEMENT

Our executive officers and directors, their ages and positions as of February 23, 2011, are as follows:

Name	Age	Position

James G. Carlson	58	Chairman, President and Chief Executive Officer
James W. Truess	45	Executive Vice President and Chief Financial Officer
Richard C. Zoretic	52	Executive Vice President and Chief Operating Officer
John E. Littel	46	Executive Vice President, External Relations
Mary T. McCluskey, M.D.	52	Executive Vice President and Chief Medical Officer
Nicholas J. Pace	40	Executive Vice President, General Counsel and Secretary
Margaret M. Roomsburg	51	Senior Vice President and Chief Accounting Officer
Leon A. Root, Jr.	57	Executive Vice President and Chief Information Officer
Linda K. Whitley-Taylor	47	Executive Vice President, Human Resources
Thomas E. Capps	63	Director
Jeffrey B. Child	51	Director
Emerson U. Fullwood	63	Director
Kay Coles James	61	Director
William J. McBride	66	Director
Hala Moddelmog	55	Director
Admiral Joseph W. Prueher, USN (Ret.)	68	Director
Uwe E. Reinhardt, Ph.D.	73	Director
Richard D. Shirk	65	Director
John W. Snow	71	Director

James G. Carlson joined us in April of 2003 and serves as our Chairman, President and Chief Executive Officer. From April 2003 to August 2007, Mr. Carlson was our President and Chief Operating Officer. He has served on our Board of Directors since July 2007. Mr. Carlson has over 30 years of experience in health insurance, including having served as an Executive Vice President of UnitedHealth Group and President of its UnitedHealthcare business unit, which served more than 10 million members in HMO and preferred provider organization plans nationwide. Mr. Carlson also held a series of positions with increasing responsibility over 17 years with Prudential Financial, Inc. On May 12, 2011, Mr. Carlson was re-elected as a Director of the Company for a three year term that expires in 2014.

James W. Truess joined us in July 2006 as Executive Vice President and Chief Financial Officer. Mr. Truess has worked more than 20 years in the managed care industry, including the last 14 years as a chief financial officer. Prior to joining us, from 1997 to 2006, Mr. Truess served as Chief Financial Officer and Treasurer of Group Health Cooperative, a vertically integrated healthcare system that coordinates care and coverage to residents of Washington State and North Idaho. Mr. Truess is a CFA charterholder.

Richard C. Zoretic joined us in September of 2003 and serves as our Executive Vice President and Chief Operating Officer. From November 2005 to August 2007, he served as Executive Vice President, Health Plan Operations; and from September 2003 to November 2005, Mr. Zoretic was our Chief Marketing Officer. Mr. Zoretic has 30 years experience in healthcare and insurance, having served as Senior Vice President of Network Operations and Distributions at CIGNA Dental Health. Previously, he served in a variety of leadership positions at UnitedHealthcare, including Regional Operating President of United’s Mid-Atlantic operations and Senior Vice President of Corporate Sales and Marketing. Mr. Zoretic also held a series of positions with increased responsibilities over 13 years with MetLife, Inc.

John E. Littel joined us in 2001 and serves as our Executive Vice President, External Relations. Mr. Littel has worked in a variety of positions within state and federal governments, as well as for non-profit organizations and political campaigns. Mr. Littel served as the Deputy Secretary of Health and Human Resources for the Commonwealth of Virginia. On the federal level, he served as the director of intergovernmental affairs for The White House’s Office of National Drug Control Policy. Mr. Littel also held the position of Associate Dean and Associate Professor of Law and Government at Regent University. Mr. Littel is licensed to practice law in the State of Pennsylvania.

Mary T. McCluskey, M.D. joined us in September 2007 as Executive Vice President and Chief Medical Officer. From 1999 to 2007, Dr. McCluskey served in a variety of senior medical positions with increasing responsibility for Aetna Inc., a leading diversified healthcare benefits company, most recently as Chief Medical Officer, Northeast Region. Her previous positions at Aetna, Inc. included National Medical Director/Head of Clinical Cost Management and Senior Regional Medical Director, Southeast Region. Dr. McCluskey received her Doctorate of Internal Medicine from St. Louis University School of Medicine in 1986 and conducted her residency at the Jewish Hospital/Washington University in St. Louis. She is board certified in Internal Medicine with active licenses in the states of Florida and Missouri.

Nicholas J. Pace joined us in 2006 as our Senior Vice President and Deputy General Counsel and has served as our Executive Vice President, General Counsel and Secretary since August 2010. Mr. Pace is licensed to practice law in Virginia and California. Prior to joining the Company, Mr. Pace was Assistant General Counsel with CarMax, Inc., a publicly-traded used vehicle retailer from 2003 to 2006 and, prior to that, a corporate and securities attorney in private practice, including with the law firm of Morrison & Foerster, LLP.

Margaret M. Roomsburg joined us in 1996 and has served as our Senior Vice President and Chief Accounting Officer since February 1, 2007. Previously, Ms. Roomsburg served as our Controller. Ms. Roomsburg has 30 years of experience in accounting and finance. Prior to joining us, Ms. Roomsburg was the Director of Finance for Value Options, Inc. Ms. Roomsburg is a certified public accountant.

Leon A. Root, Jr. joined us in May 2002 as our Senior Vice President and Chief Technology Officer and has served as our Executive Vice President and Chief Information Officer since June 2003. Prior to joining us, Mr. Root served as Chief Information Officer at Medunite, Inc., a private e-commerce company founded by Aetna Inc., Cigna Corp., PacifiCare Health Systems and five other national managed care companies. Mr. Root has over 25 years of experience in Information Technology.

Linda K. Whitley-Taylor joined us in January 2008 and serves as our Executive Vice President, Human Resources. Prior to joining us, Ms. Whitley-Taylor was Senior Vice President, Human Resources Operations with Genworth Financial, Inc., a leading global financial security company and former division of General Electric, where she was employed for 19 years.

Thomas E. Capps has been one of our Directors since 2005. In 2007, Mr. Capps retired as Chairman of the Board of Directors of Dominion Resources, Inc., a national producer and transporter of energy, a position he had held since 2005. Prior to that, Mr. Capps served as the Chairman and Chief Executive Officer of Dominion Resources, Inc. Mr. Capps also serves on the Boards of Directors of Associated Electric and Gas Insurance Service and The Shaw Group, Inc. On May 7, 2009, Mr. Capps was re-elected as a Director of the Company for a three-year term that expires in 2012.

Jeffrey B. Child has been one of our Directors since 2003. Since July 2004, Mr. Child has served as the Chief Financial Officer of a family office of an unaffiliated third party. From February 1999 through June 2003, Mr. Child served as a Managing Director, U.S. equity capital markets at Banc of America Securities LLC, where he was responsible for its public equity underwriting business in the United States. Prior to that, he served as Managing Director of Banc of America Securities’ healthcare group. Mr. Child previously served on the Boards of Directors of Fox Hollow Technologies,

Inc. and ev3 Inc. Mr. Child also served as a Trustee of the Menlo Park City School District Board of Education from 2006 through 2010. On May 12, 2011, Mr. Child was re-elected as a Director of the Company for a three-year term that expires in 2014.

Emerson U. Fullwood has been one of our Directors since 2009. Mr. Fullwood retired from Xerox Corporation, a business process and document management company, in June 2008 after serving as Corporate Vice President, Executive Chief Staff and Marketing Officer for Xerox North America since 2004. Prior to that, Mr. Fullwood was President of the Xerox Channels Group and held several executive and general management leadership positions with Xerox. Mr. Fullwood currently serves as a Director of the Vanguard Group, the Vanguard Funds and SPX Corporation and previously served on the Board of Directors of General Signal Corporation. He also serves on the Boards of Directors of North Carolina A&T State University, the United Way of Rochester, the University of Rochester Medical Center, the Rochester Boy Scouts of America, Monroe Community College Foundation, the Urban League and Colgate Rochester Crozier Divinity School. On May 7, 2009, Mr. Fullwood was re-elected as a Director of the Company for a three-year term that expires in 2012.

Kay Coles James has been one of our Directors since 2005. She is the President of The Gloucester Institute, a non-profit organization focused on developing future leaders. From June 2001 to January 2005, Ms. James served as Director, U.S. Office of Personnel Management, where she was principal human resources advisor to President George W. Bush. She has also served as Secretary of Health and Human Services for the Commonwealth of Virginia; Senior Fellow at The Heritage Foundation; and Assistant Secretary of the U.S. Department of Health and Human Services. She currently serves on the Board of The Heritage Foundation, the National Board of The Salvation Army, the Board of Trustees of Virginia Commonwealth University and the Board of Directors of The PNC Financial Services Group, Inc. On May 13, 2010, Ms. James was re-elected as a Director of the Company for a three-year term that expires in 2013.

William J. McBride has been one of our Directors since 1995. Mr. McBride has been retired since 1995. Prior to that, Mr. McBride was President, Chief Operating Officer and a Director of Value Health, Inc. and President and Chief Executive Officer of CIGNA Healthplans, Inc. Mr. McBride also serves on the Board of Directors of Magellan Health Services, Inc., a specialty healthcare management organization, and a number of privately held companies. On May 7, 2009, Mr. McBride was re-elected as a Director of the Company for a three-year term that expires in 2012.

Hala Moddelmog has been one of our Directors since 2009. She is the President of Arby’s Restaurant Group, Inc., an international quick service restaurant company. From 2009 to 2010, she served as Chief Executive Officer of Catalytic Ventures, LLC, a company she founded to consult and invest in the food service industry. From 2006 to 2009, Ms. Moddelmog served as the President and Chief Executive Officer of the Susan G. Komen for the Cure Foundation. From 1995 to 2004, she was the President of Church’s Chicken, a division of AFC Enterprises. Ms. Moddelmog previously served on the Boards of Directors of Fiesta Brands, Inc., HyperActive Technologies and AMN Healthcare Services, Inc. On May 13, 2010, Ms. Moddelmog was re-elected as a Director of the Company for a three-year term that expires in 2013.

Admiral Joseph W. Prueher, USN (Ret.) has been one of our Directors since August 2010. He has served as the first James R. Schlesinger Distinguished Professor at the University of Virginia’s Miller Center of Public Affairs since 2009 and as a Consulting Professor and Senior Advisor at Stanford University since 2001. Admiral Prueher served as the United States Ambassador to China from 1999 to 2001. Admiral Prueher was the commander-in-chief of the U.S. Pacific Command and the senior military commander of the Army, Navy, Marine Corps and Air Force troops in the Pacific and Indian Oceans during his 35 year career in the United States Navy. He serves on the Boards of Directors of New York Life, Emerson Electric Co. and Fluor Corporation. Admiral Prueher formerly served on the Boards of Directors of Merrill Lynch & Co., Inc., Bank of America Corporation and The Wornick Company a wholly-owned subsidiary of TWC Holding LLC. On May 12, 2011, Admiral Prueher was re-elected as a Director of the Company for a two-year term that expires in 2013.

Uwe E. Reinhardt, Ph.D.  has been one of our Directors since 2002. He is the James Madison Professor of Political Economy and Public Affairs of Princeton University where he has taught since 1968. He is a Trustee of Duke University and of its Duke University Health System, a Trustee of the H&Q Healthcare Investors and H&Q Life Sciences Investors investment funds, and a member of the Editorial Board of the Journal of the American Medical Association, Health Affairs and several other journals. Dr. Reinhardt serves on the Board of Boston Scientific Corporation. He is a Commissioner on the Henry J. Kaiser Family Foundation’s Commission on Medicaid and the Uninsured. On May 13, 2010, Dr. Reinhardt was re-elected as a Director of the Company for a three-year term that expires in 2013.

Richard D. Shirk has been one of our Directors since 2002. Mr. Shirk has been retired since 2002. Prior to that, Mr. Shirk served as Chairman and Chief Executive Officer of Cerulean Companies and as President and Chief Executive Officer of its wholly-owned subsidiary, Blue Cross and Blue Shield of Georgia. He has also held senior executive positions with CIGNA HealthCare, EQUICOR — Equitable HCA Corporation and The Equitable. Mr. Shirk also serves on the Board of Directors of the SSgA funds and a number of privately held companies. On May 12, 2011, Mr. Shirk was re-elected as a Director of the Company for a three-year term that expires in 2014.

John W. Snow has been one of our Directors since August 2010. Dr. Snow is the President of JWS Associates, LLC, a strategic consulting firm. Prior to that, Dr. Snow served as the 73rd United States Secretary of the Treasury from February 2003 to June 2006. Prior to his appointment as Secretary of the Treasury, he served as the Chairman, President and Chief Executive Officer of CSX Corporation. Dr. Snow has also previously served in several senior roles at the United States Department of Transportation and has served as Chair of the Business Roundtable. Dr. Snow currently serves on the Board of Directors of Cerberus Capital Management LP as non-executive chair, and on the Board of Directors of International Consolidated Airlines Group, Marathon Oil Corporation and Verizon Communications. On May 12, 2011, Dr. Snow was re-elected as a Director of the Company for a three-year term that expires in 2014.

DESCRIPTION OF OTHER INDEBTEDNESS

Convertible Senior Notes

As of September 30, 2011, the Company had $259.9 million outstanding in aggregate principal amount of 2.0% Convertible Senior Notes issued March 28, 2007 and due May 15, 2012. The carrying amount of the 2.0% Convertible Senior Notes at September 30, 2011, December 31, 2010 and 2009 was $254.1 million, $245.8 million and $235.1 million, respectively. The unamortized discount at September 30, 2011, December 31, 2010 and 2009 was $5.8 million, $14.3 million and $24.9 million, respectively. The unamortized discount at September 30, 2011 will continue to be amortized over the remaining eight months until maturity. In May 2007, an automatic shelf registration statement was filed on Form S-3 with the Securities and Exchange Commission covering the resale of the 2.0% Convertible Senior Notes and common stock issuable upon conversion. The 2.0% Convertible Senior Notes are governed by the Convertible Notes Indenture. The 2.0% Convertible Senior Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of its existing and future senior debt and senior to all of its subordinated debt. The 2.0% Convertible Senior Notes are effectively subordinated to all existing and future liabilities of the Company’s subsidiaries and to any existing and future secured indebtedness. The 2.0% Convertible Senior Notes bear interest at a rate of 2.0% per year, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning on May 15, 2007. The 2.0% Convertible Senior Notes mature on May 15, 2012, unless earlier repurchased or converted in accordance with the Convertible Notes Indenture.

Upon conversion of the 2.0% Convertible Senior Notes, the Company will pay cash up to the principal amount of the 2.0% Convertible Senior Notes converted. With respect to any conversion value in excess of the principal amount, the Company has the option to settle the excess with cash, shares of its common stock, or a combination thereof based on a daily conversion value, as defined in the Convertible Notes Indenture. The initial conversion rate for the 2.0% Convertible Senior Notes is 23.5114 shares of common stock per one thousand dollars of principal amount of 2.0% Convertible Senior Notes, which represents a 32.5% conversion premium based on the closing price of $32.10 per share of the Company’s common stock on March 22, 2007 and is equivalent to a conversion price of approximately $42.53 per share of common stock. Consequently, under the provisions of the 2.0% Convertible Senior Notes, if the market price of the Company’s common stock exceeds $42.53, the Company will be obligated to settle, in cash and/or shares of its common stock at its option, an amount equal to approximately $6.1 million for each dollar in share price that the market price of the Company’s common stock exceeds $42.53, or the conversion value in excess of the principal amount of the 2.0% Convertible Senior Notes. In periods prior to conversion, the 2.0% Convertible Senior Notes would also have a dilutive impact to earnings if the average market price of the Company’s common stock exceeds $42.53 for the period reported. At conversion, the dilutive impact would result if the conversion value in excess of the principal amount of the 2.0% Convertible Senior Notes, if any, is settled in shares of the Company’s common stock. The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “fundamental change” occurs prior to the maturity date, the Company will in some cases increase the conversion rate for a holder of the 2.0% Convertible Senior Notes that elects to convert their 2.0% Convertible Senior Notes in connection with such fundamental change.

Concurrent with the issuance of the 2.0% Convertible Senior Notes, the Company purchased convertible note hedges covering, subject to customary anti-dilution adjustments, 6,112,964 shares of its common stock. The convertible note hedges allow the Company to receive, at its option, shares of its common stock and/or cash equal to the amounts of common stock and/or cash related to the conversion value in excess of the principal amount that the Company would pay to the holders of the 2.0% Convertible Senior Notes upon conversion. These convertible note hedges will generally terminate at the earlier of the maturity date of the 2.0% Convertible Senior Notes or the first day on which none of the 2.0% Convertible Senior Notes remain outstanding due to conversion or otherwise.

Also concurrent with the issuance of the 2.0% Convertible Senior Notes, the Company sold warrants to acquire, subject to customary anti-dilution adjustments, 6,112,964 shares of its common stock at an exercise price of $53.77 per share. If the average price of the Company’s common stock during a defined period ending on or about the settlement date exceeds the exercise price of the warrants, the warrants will be settled in shares of its common stock. Consequently, under the provisions of the warrant instruments, if the market price of the Company’s common stock exceeds $53.77 at exercise, the Company will be obligated to settle in shares of its common stock an amount equal to approximately $6.1 million for each dollar in share price that the market price of its common stock exceeds $53.77 resulting in a dilutive impact to its earnings. In periods prior to exercise, the warrant instruments would also have a dilutive impact to earnings if the average market price of the Company’s common stock exceeds $53.77 for the period reported.

The convertible note hedges and warrants are separate transactions which will not affect holders’ rights under the 2.0% Convertible Senior Notes.

As of September 30, 2011, our common stock was last traded at $39.01 per share. Based on this price per share, if the 2.0% Convertible Senior Notes had converted or matured at September 30, 2011, the Company would have been obligated to pay only the principal of the 2.0% Convertible Senior Notes as the per share price of our common stock did not exceed the conversion price of $42.53 per share. At this per share value, no shares would be delivered under the warrant instruments as the price is less than the exercise price of the warrants.

The convertible note hedges are expected to reduce the potential dilution upon conversion of the 2.0% Convertible Senior Notes in the event that the market value per share of the Company’s common stock, as measured under the convertible note hedges, at the time of exercise is greater than the strike price of the convertible note hedges, which corresponds to the initial conversion price of the 2.0% Convertible Senior Notes and is subject to certain customary adjustments. If, however, the market value per share of the Company’s common stock exceeds the strike price of the warrants (discussed below) when such warrants are exercised, the Company will be required to issue common stock. Both the convertible note hedges and warrants provide for net-share settlement at the time of any exercise for the amount that the market value of the common stock exceeds the applicable strike price.

In May 2008, the FASB issued new guidance related to convertible debt instruments which requires the proceeds from the issuance of convertible debt instruments that may be settled wholly or partially in cash upon conversion to be allocated between a liability component and an equity component in a manner reflective of the issuers’ nonconvertible debt borrowing rate. The amount allocated to the equity component represents a discount to the debt, which is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. The Company’s adoption of this new guidance on January 1, 2009, with retrospective application to prior periods, changed the accounting treatment for its 2.0% Convertible Senior Notes. To adopt the provisions of this new guidance, the fair value of the 2.0% Convertible Senior Notes was estimated with a nonconvertible debt borrowing rate of 6.74% as of the date of issuance, as if they were issued without the conversion options. The difference between the fair value and the principal amounts of the 2.0% Convertible Senior Notes was $50,885 which was recorded as a debt discount and as a component of equity. The discount is being amortized over the expected five-year life of the 2.0% Convertible Senior Notes resulting in a non-cash increase to interest expense in historical and future periods.

We intend to use a portion of the net proceeds from this offering to repay the 2.0% Convertible Senior Notes at or prior to maturity.

DESCRIPTION OF NOTES

The 7.50% senior notes due 2019 (the “notes”) constitute a series of “debt securities” referred to in the accompanying prospectus. The notes will be treated as a single class of securities under the indenture for voting and other purposes. This description supplements and, to the extent inconsistent therewith, replaces the descriptions of the general terms and provisions contained in “Description of Debt Securities” in the accompanying prospectus.

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions”. In this description, references to “AGP”, “us” and “our” refer only to AMERIGROUP Corporation and not to any of its subsidiaries.

AGP will issue the notes pursuant to an indenture to be dated as of the Issue Date, as supplemented by the First Supplemental Indenture, to be dated as of the Issue Date, between itself and The Bank of New York Mellon Trust Company, N.A., as trustee (as supplemented, the “indenture”). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description and the “Description of Debt Securities” in the accompanying prospectus are a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description or the “Description of Debt Securities” in the accompanying prospectus, defines your rights as holders of the notes. Copies of the indenture are available upon request to AGP at the address indicated under “Where You Can Find Additional Information and Incorporation by Reference” elsewhere in this prospectus supplement. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The Notes

The notes:

•	will be senior unsecured obligations of AGP;

•	will be equal in right of payment to all existing and future senior unsecured obligations of AGP, including AGP’s obligations under the Existing Convertible Senior Notes Indenture for so long as such obligations remain outstanding;

•	will be effectively subordinate in right of payment to any existing or future secured obligations of AGP to the extent of the value of the assets securing such obligations; and

•	will be senior in right of payment to any future subordinated obligations of AGP.

As of the Issue Date, none of AGP’s subsidiaries will guarantee the notes. As a result, the notes will be structurally subordinated to all Indebtedness and other liabilities (including medical claims liability, accounts payable and accrued expenses, unearned revenue and other long-term liabilities) of AGP’s subsidiaries. Any right of AGP to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that AGP is itself recognized as a creditor of the subsidiary, in which case the claims of AGP would still be subordinate in right of payment to any obligations that are secured by the assets of the subsidiary to the extent of the value of the assets securing such obligations and any obligations of the subsidiary senior to that held by AGP.

Substantially all of AGP’s operations are conducted through its subsidiaries. Therefore, AGP’s ability to service its Indebtedness, including these notes, is dependent upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to AGP. Certain of AGP’s subsidiaries are restricted by statute, regulatory capital requirements and certain contractual obligations in their ability to make distributions to AGP. As a result, we may not be able to cause the subsidiaries to distribute sufficient funds to enable us to meet our obligations under the notes. See “Risk Factors — Risks Related to the Notes — We will depend on the business of our subsidiaries to satisfy our obligations under the notes and we cannot assure you that the operating results of our subsidiaries will be sufficient to make distributions or other payments to us”.

As of September 30, 2011, as adjusted to give effect to this offering and the use of proceeds therefrom, including the repayment at or prior to maturity of all of AGP’s outstanding Existing Convertible Senior Notes, AGP would have had approximately $400.0 million of Indebtedness outstanding and AGP’s subsidiaries had approximately $821.7 million of liabilities outstanding, including claims payable, unearned revenue, contractual refunds payable, accounts payable and accrued expenses (excluding intercompany liabilities), as well as approximately $17.4 million issued and undrawn letters of credit. As of September 30, 2011, our subsidiaries held cash, investments and investments on deposit of $1,550.2 million.

As of the Issue Date, all of our direct and indirect subsidiaries will be “Restricted Subsidiaries”. However, under the circumstances described below under the subheading “ — Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries”. Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

As of the Issue Date, none of AGP’s subsidiaries will guarantee the notes. We are registered under state laws as an insurance holding company system in all of the jurisdictions in which we do business. To the extent permitted under such laws and related regulations, we would need prior approval by the state regulators in order for our subsidiaries to guarantee the notes. We have not sought, nor do we intend to seek, such approval. In the future, the notes will be fully and unconditionally guaranteed on a senior basis by each of our U.S. subsidiaries that becomes a guarantor of our other debt. See “Description of Notes — Limitation on Issuances of Guarantees of Indebtedness”.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured, (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral or (3) Indebtedness that is not guaranteed as subordinated or junior to Indebtedness that is guaranteed merely because of such guarantee.

Principal, Maturity and Interest

AGP initially will issue $400.0 million aggregate principal amount of notes. Subject to compliance with the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” below, AGP may issue additional notes under the indenture from time to time after this offering. The initial notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions, and offers to purchase. AGP will issue notes in minimum denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000.

The notes will mature on November 15, 2019.

Interest on the notes will accrue at the rate of 7.50% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2012. AGP will make each interest payment to the holders of record on the immediately preceding May 1 and November 1, respectively.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

All payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless AGP elects to make interest payments by check mailed to the holders at their address set forth in the register of holders; provided that all payments of principal, premium, if any, and interest with respect to notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. AGP may change the paying agent or registrar without prior notice to the holders of the notes, and AGP or any of its Restricted Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. AGP is not required to transfer or exchange any note selected for redemption. Also, AGP is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

At any time prior to November 15, 2014, AGP may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including any additional notes, but excluding notes held by AGP or its Subsidiaries), upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 107.50% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the applicable date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds of an Equity Offering by AGP; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (including any additional notes, but excluding notes held by AGP or its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to November 15, 2015, AGP may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the applicable date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date).

Except pursuant to the preceding two paragraphs, the notes will not be redeemable at AGP’s option prior to November 15, 2015.

On or after November 15, 2015, AGP may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the notes redeemed, to, but not including, the applicable date of redemption, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date:

Year	Percentage

2015	103.750%
2016	101.875%
2017 and thereafter	100.000%

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, based on a method that most nearly approximates a pro rata basis unless otherwise required by law or depository requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by electronic transmission (for notes held in book entry form) or first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notice of any redemption may, at AGP’s discretion, be subject to one or more conditions precedent.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. Unless AGP defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

AGP is not required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, AGP may be required to offer to purchase notes as described under “Repurchase at the Option of Holders — Change of Control” and “Repurchase at the Option of Holders — Asset Sales”. AGP and its Subsidiaries may at any time and from time to time purchase notes in open market transactions, tender offers or otherwise.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control Event, each holder of notes will have the right to require AGP to repurchase all or any part (provided that no notes of $2,000 or less will be repurchased in part) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, AGP will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to, but not including, the date of purchase (subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payout date).

Within 30 days following any Change of Control Event, AGP will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control Event and offering to repurchase notes on the Change of Control Payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date of such Change of Control Event, pursuant to the procedures required by the indenture and described in such notice. AGP will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase and/or payment at maturity of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the change of control provisions of the indenture, AGP will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment date, AGP will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered and not withdrawn; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased by AGP.

The paying agent will promptly mail or wire transfer to each holder of notes properly tendered the Change of Control Payment for such notes (or, if all the notes are then in global form, make such payment through the facilities of DTC), and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to the unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000.

Under clause (4) of the definition of Change of Control, a Change of Control will occur when a majority of AGP’s Board of Directors are not Continuing Directors. In a recent decision in connection with a proxy contest, the Delaware Court of Chancery held that the occurrence of a change of control under a similar indenture provision may nevertheless be avoided if the existing directors were to approve the slate of new director nominees (who would constitute a majority of the new board) as “continuing directors”, provided the incumbent directors give their approval in the good faith exercise of their fiduciary duties owed to the corporation and its stockholders. Therefore, in certain circumstances involving a significant change in the composition of AGP’s Board of Directors, including in connection with a proxy contest where AGP’s Board of Directors does not endorse a dissident slate of directors but approves them as Continuing Directors, holders of the notes may not be entitled to require AGP to make a Change of Control Offer.

Any future credit agreements or other agreements to which AGP or its Subsidiaries becomes a party may provide that certain change of control events with respect to AGP would constitute a default thereunder or otherwise provide the lenders thereunder with the right to require AGP to repay obligations outstanding thereunder. AGP’s ability to repurchase notes following a Change of Control Event also may be limited by AGP’s then existing resources. The provisions described above that require AGP to make a Change of Control Offer following a Change of Control Event will be applicable whether or not any other provisions of the indenture are applicable to the Change of Control Event. Except as described above with respect to a Change of Control Event, the indenture does not contain provisions that permit the holders of the notes to require that AGP repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

AGP will not be required to make a Change of Control Offer upon a Change of Control Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by AGP and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described under the caption “— Optional Redemption”, unless and until there is a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control Event and may be conditional upon the occurrence of a Change of Control Event, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of AGP and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require AGP to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of AGP and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

AGP will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) AGP (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold, leased, transferred, conveyed or otherwise disposed of or Equity Interests of any Restricted Subsidiary of AGP issued, sold, transferred, conveyed or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by AGP or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2), each of the following will be deemed to be cash:

(a) any liabilities, as shown on AGP’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto, of AGP or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) (A) that are assumed by the transferee of any such assets and from which AGP or such Restricted Subsidiary have been validly released by all creditors in writing, or (B) in respect of which neither AGP nor any Restricted Subsidiary following such Asset Sale has any obligation;

(b) any securities, notes or other obligations received by AGP or any such Restricted Subsidiary from such transferee that are converted by AGP or such Restricted Subsidiary into cash or Cash Equivalents within 90 days, to the extent of the cash or Cash Equivalents received in that conversion; and

(c) any Designated Non-cash Consideration received by AGP or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) not to exceed 5.0% of the Consolidated Total Assets at the time of the receipt of such Designated Non-cash Consideration (determined based on the most recently ended fiscal quarter for which internal financial statements are available and with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) shall be deemed to be cash for purposes of this paragraph and for no other purpose.

To the extent that the Fair Market Value of any Asset Sale exceeds 10.0% of Consolidated Total Assets at the time of receipt of the Net Proceeds of any such Asset Sale (determined based on the most recently ended fiscal quarter for which internal financial statements are then available and with the Fair Market Value of each Asset Sale being measured at the time of such Asset Sale), then, within

365 days after the receipt of any Net Proceeds from any such Asset Sale, AGP or such Restricted Subsidiary may apply those Net Proceeds (but shall only be required to apply that portion of the Net Proceeds from such Asset Sale that exceeds 10.0% of Consolidated Total Assets) at its option (or any portion thereof):

(1) to permanently repay Indebtedness of AGP or any Restricted Subsidiary that is secured by a Lien (other than Indebtedness owed to AGP or any Affiliate of AGP) and, if such Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or

(2) to make an Investment in any one or more businesses (provided that if such Investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary), assets, or property or capital expenditures, in each case (a) used or useful in a Permitted Business or (b) that replace the properties and assets that are the subject of such Asset Disposition;

provided that a binding commitment to apply Net Proceeds as set forth in clauses (1) and (2) above shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as AGP or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, then AGP or such Restricted Subsidiary shall be permitted to apply the Net Proceeds in any manner set forth in clauses (1) and (2) above before the expiration of such 180-day period and, in the event AGP or such Restricted Subsidiary fails to do so, then such Net Proceeds shall constitute Excess Proceeds (as defined below). Pending the final application of any Net Proceeds, AGP may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that were required to be applied in accordance with the first sentence of the immediately preceding paragraph and that are not so applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $25.0 million, within 30 days thereof, AGP will make an offer (an “Asset Sale Offer”) to all holders of notes to purchase the maximum principal amount of notes and, if AGP is required to do so under the terms of any other Indebtedness that is pari passu in right of payment with the notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to, but not including, the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of the purchase of all properly tendered and not withdrawn notes pursuant to an Asset Sale Offer, AGP may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

AGP will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, AGP will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Certain Covenants

Covenant Termination

Following the first day (such date, the “Covenant Termination Date”):

(a) the notes have an Investment Grade Rating; and

(b) no Default has occurred and is continuing under the indenture;

AGP and its Restricted Subsidiaries shall cease to be subject to the provisions of the indenture summarized under the subheadings below:

•	“Restricted Payments”,

•	“Incurrence of Indebtedness and Issuance of Preferred Stock”,

•	“Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”,

•	“Limitation on Issuances of Guarantees of Indebtedness”,

•	“Transactions with Affiliates” and

•	“Asset Sales”, described above

(collectively, the “Terminated Covenants”). No Default, Event of Default or breach of any kind shall be deemed to exist under the indenture or the notes with respect to the Terminated Covenants based on, and none of AGP or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring after the notes attain an Investment Grade Rating, regardless of whether such actions or event would have been permitted if the applicable Terminated Covenants remained in effect. The Terminated Covenants will not be reinstated even if AGP subsequently does not satisfy the requirements set forth in clauses (a) and/or (b) above. After the Terminated Covenants have been terminated, AGP and its Restricted Subsidiaries shall remain subject to the provisions of the indenture described above under the caption “Repurchase at the Option of Holders — Change of Control” and described under the following subheadings:

•	“Liens” (other than the definition of “Permitted Liens” which shall be replaced as set forth in the paragraph below),

•	“Merger, Consolidation or Sale of Assets” (other than the financial test set forth in clause (4) of that covenant), and

•	“SEC Reports”.

On the Covenant Termination Date, the definition of “Permitted Liens” described under the caption “Certain Definitions” below shall be replaced in its entirety with the following definition:

“Permitted Liens” means:

(1) Liens in favor of AGP or the Restricted Subsidiaries;

(2) Liens on any property or assets of a Person existing at the time such Person is merged with or into or consolidated with AGP or any Restricted Subsidiary of AGP; provided that such Liens were in existence prior to such merger or consolidation and not incurred in contemplation thereof and do not extend to any property or assets other than those of the Person merged into and consolidated with AGP or the Restricted Subsidiary;

(3) Liens for taxes or other governmental charges not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings and, in each case, for which it maintains adequate reserves;

(4) Liens on any property or assets existing at the time of the acquisition thereof by AGP or any Restricted Subsidiary of AGP; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any other property or assets of AGP or any Restricted Subsidiary of AGP;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business (such as (a) Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens imposed by law and (b) Liens in the form of deposits or pledges incurred in connection with worker’s compensation, unemployment compensation and other types of social security (excluding Liens arising under Employee Retirement Income Security Act of 1974));

(6) Liens existing on the Covenant Termination Date;

(7) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(8) Liens created for the benefit of (or to secure) the notes (or any Subsidiary Guarantees);

(9) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by AGP and its Restricted Subsidiaries in the ordinary course of business;

(10) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured as permitted by the indenture; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(11) Liens securing Hedging Obligations of AGP or any of its Restricted Subsidiaries, which transactions or obligations are incurred for bona fide hedging purposes (and not for speculative purposes) of AGP or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of AGP);

(12) Liens to secure Indebtedness (including Acquired Debt, Capital Lease Obligations, mortgage financings or purchase money obligations) incurred for the purpose of financing all or any part of the purchase price, lease or cost of design, installation, construction or improvement of property, plant or equipment used in the business of AGP or any Restricted Subsidiary; provided that any such Lien (a) covers only the assets acquired, constructed or improved with such Indebtedness and (b) is created within 270 days of such acquisition, construction or improvement;

(13) Liens required by any regulation, or order of or arrangement or agreement with any regulatory body or agency, so long as such Liens do not secure Indebtedness;

(14) Liens on assets transferred to a Securitization Subsidiary or on assets of a Securitization Subsidiary, in either case, incurred in connection with a Qualified Securitization Transaction; and

(15) other Liens with respect to Indebtedness in an aggregate principal amount that does not exceed the greater of (a) 20% of Consolidated Total Assets and (b) the amounts available under clauses (2) and (14) of the definition of “Permitted Liens” in effect prior to the Covenant Termination Date.

Restricted Payments

AGP will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution (A) on account of AGP’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving AGP or any of its Restricted Subsidiaries) or (B) to the direct or indirect holders of AGP’s or any Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (i) payable in Equity Interests (other than Disqualified Stock) of AGP or (ii) to AGP or a wholly owned Restricted Subsidiary or to all holders of Capital Stock of a Restricted Subsidiary on a pro rata basis);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving AGP) any Equity Interests of AGP or any of its Restricted Subsidiaries (other than (a) Equity Interests of any wholly owned Restricted Subsidiary of AGP or (b) purchases, redemptions, defeasances or other acquisitions made by a Restricted Subsidiary on a pro rata basis from all shareholders of such Restricted Subsidiary);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Obligations (excluding any intercompany Indebtedness between or among AGP or any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof or the payment, purchase, redemption, defeasance or other acquisition or retirement for value of any such Subordinated Obligations, in each case where the Stated Maturity is within one year of such payment, purchase, redemption, defeasance or other acquisition or retirement for value; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof; and

(b) AGP would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by AGP and the Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (10), (11) and (12) of the next succeeding paragraph), is less than the sum, without duplication, of:

(I) 50% of the Consolidated Net Income of AGP for the period (taken as one accounting period) from the beginning of the first full fiscal quarter during which the Issue Date falls to the end of AGP’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(II) 100% of the aggregate net cash proceeds (or the Fair Market Value of property other than cash) received by AGP since the Issue Date as a contribution to its common equity capital or from the issuance or sale of Equity Interests of AGP (other than the issuance of Disqualified Stock or any Permitted Warrant Transaction) or from the issuance or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of AGP, in either case, that have been converted into or exchanged for such Equity Interests of AGP (other than Equity Interests or Disqualified Stock or debt securities sold to a Subsidiary of AGP), plus

(III) to the extent that any Restricted Investment that was made after the date of the indenture is (a) sold for cash or otherwise cancelled, liquidated or repaid for cash, the cash proceeds received with respect to such Restricted Investment (less the cost of disposition, if any) or (b) made in an entity that subsequently becomes a Restricted Subsidiary, an amount equal to the Fair Market Value of the Restricted Investments owned by AGP and the Restricted Subsidiaries in such entity at the time such entity becomes a Restricted Subsidiary, plus

(IV) 100% of the aggregate net cash proceeds (or the Fair Market Value of property other than cash) received by AGP since the Issue Date by means of (a) the sale (other than to AGP or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary and (B) a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent such Investment constituted a Permitted Investment), in each case to the extent that such amounts were not otherwise included in the Consolidated Net Income for such period, plus

(V) in case, after the date hereof, any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary under the terms of the indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to, or is liquidated into AGP or a Restricted Subsidiary, an amount equal to the Fair Market Value of the Restricted Investments owned by AGP and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of the redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable).

Notwithstanding the foregoing, and in the cases of clauses (6) and (12) below, so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) any Restricted Payments made out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of AGP) of, Equity Interests of AGP (other than Disqualified Stock); provided, however, that the amount of any such net cash proceeds from such sale will be excluded from clause (c)(II) of the preceding paragraph;

(3) the redemption, repurchase, repayment, retirement, defeasance or other acquisition of any Subordinated Obligations with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the redemption, repurchase or other acquisition or retirement for value of any Equity Interests of AGP or any Restricted Subsidiary of AGP (a) held by any current or former director, officer, employee or consultant of AGP or any of its Restricted Subsidiaries and their Affiliates, heirs and executors pursuant to any management equity subscription plan or agreement, stock option or stock purchase plan or agreement or employee benefit plan as may be adopted by AGP or any of its Restricted Subsidiaries from time to time or pursuant to any agreement with any director, officer, employee or consultant of AGP or any of its Restricted Subsidiaries in existence on the date of the indenture or (b) from an employee of AGP or any of its Restricted Subsidiaries upon the termination of such employee’s employment with AGP or any of its Restricted Subsidiaries; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in reliance on this clause (4) (other than with respect to employees whose employment has terminated) may not exceed $7.5 million in any calendar year, with any unused amounts in any calendar year being carried forward to the immediately succeeding calendar year, and provided, further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of AGP, in each case to members of management, directors or consultants of AGP or any of its Subsidiaries that occurs after the Issue Date, provided that such cash proceeds utilized for redemptions, repurchases or other acquisitions or retirements will be excluded from clause (c)(II) of the preceding paragraph plus (B) the cash proceeds of “key man” life insurance policies received by AGP or its Restricted Subsidiaries after the Issue Date (provided that AGP may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year, it being understood that the forgiveness of any debt by such Person shall not be a Restricted Payment hereunder) less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

(5) repurchases, acquisitions or retirements of Capital Stock of AGP deemed to occur upon the exercise or vesting of stock options, warrants or restricted stock or similar rights under employee benefit plans of AGP or its Subsidiaries if such Capital Stock represents all or a portion of the exercise price thereof and repurchases, acquisitions or retirements of Capital Stock or options to purchase Capital Stock in connection with the exercise or vesting of stock options, warrants or restricted stock to the extent necessary to pay applicable withholding taxes;

(6) any Restricted Payments, so long as the Total Debt Ratio is no more than 2.0 to 1.0, both as of the date thereof (based on a computation period of the twelve calendar month period most recently ended for which internal financial statements are available) and on a pro forma basis after giving effect to such Restricted Payment;

(7) payments of cash, dividends, distributions advances or other Restricted Payments by AGP or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of AGP; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of AGP);

(8) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Obligations or Disqualified Stock pursuant to provisions similar to those described under “Repurchase at the Option of Holders — Change of Control” and “Repurchase at the Option of Holders — Asset Sales”; provided that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and all notes tendered by holders of the notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(9) the declaration and payment of regularly scheduled or accrued dividends or distributions to holders of any class or series of Disqualified Stock of AGP or any preferred stock of any Restricted Subsidiary of AGP issued on or after the date of the indenture in accordance with the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges;

(10) the making of cash payments in connection with any conversion of Permitted Convertible Indebtedness in an aggregate amount since the date of the indenture therefor not to exceed the sum of (a) the principal amount of such Permitted Convertible Indebtedness plus (b) any payments received by AGP or any of its Restricted Subsidiaries pursuant to the exercise, settlement or termination of any related Permitted Bond Hedge Transaction;

(11) any payments in connection with (including, without limitation, the purchase of) a Permitted Bond Hedge Transaction and the settlement of any related Permitted Warrant Transaction (a) by delivery of shares of AGP’s common stock upon net share settlement of such Permitted Warrant Transaction or (b) by (i) set-off of such Permitted Warrant Transaction against the related Permitted Bond Hedge Transaction and (ii) payment of an amount due upon termination of such Permitted Warrant Transaction in common stock or using cash received upon the exercise, settlement or termination of a Permitted Bond Hedge Transaction upon any early termination thereof; and

(12) other Restricted Payments in an aggregate amount since the Issue Date not to exceed $350.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the assets, property or securities proposed to be transferred or issued by AGP or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment (other than those set forth in clauses (1) through (12) of the preceding paragraph), in the case of any Restricted Payment in an amount greater than $25.0 million, AGP will deliver to the trustee an officer’s certificate, setting forth any Fair Market Value determinations, stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed. If AGP or a Restricted Subsidiary makes a Restricted Payment which at the time of the making of such Restricted Payment would in the good faith determination of AGP be permitted under the provisions of the indenture, such Restricted Payment shall be deemed to have been made in compliance with the indenture notwithstanding any subsequent adjustments made in good faith to AGP financial statements affecting Consolidated Net Income of AGP for any period.

Incurrence of Indebtedness and Issuance of Preferred Stock

AGP will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and AGP will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock (including Disqualified Stock) other than to AGP; provided, however, that AGP may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Guarantor may incur Indebtedness (including Acquired Debt) or issue preferred stock (including Disqualified Stock), if the Fixed Charge Coverage Ratio for AGP’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such preferred stock or Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by AGP or any Restricted Subsidiary of additional Indebtedness, and letters of credit under one or more Credit Facilities; provided that the aggregate principal amount of all Indebtedness and letters of credit of AGP and any Restricted Subsidiary incurred pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the face amount thereof) does not exceed the greater of (a) $500.0 million and (b) 20.0% of Consolidated Total Assets (less the aggregate principal amount of Indebtedness incurred by Securitization Subsidiaries and then outstanding pursuant to clause (14));

(2) the incurrence by AGP and any of the Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by AGP and any of its Restricted Subsidiaries of Indebtedness represented by the initial notes (but not for additional notes);

(4) the incurrence by AGP or any of its Restricted Subsidiaries of Indebtedness (including Acquired Debt, Capital Lease Obligations, mortgage financings or purchase money obligations), Disqualified Stock and preferred stock, in each case incurred for the purpose of financing all or any part of the purchase price, lease or cost of design, installation, construction or improvement of property, plant or equipment used in the business of AGP or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness, Disqualified Stock and preferred stock incurred to refund, refinance or replace any Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (4), not to exceed the greater of (a) $62.5 million or (b) 2.5% of Consolidated Total Assets at any time outstanding;

(5) the incurrence by AGP or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which serves to extend, defease, renew, refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was incurred under the first paragraph of this covenant or clauses (2) (other than with respect to the Existing Convertible Senior Notes), (3), (4), this clause (5), (13) or (18) of this paragraph;

(6) the incurrence by AGP or any of its Restricted Subsidiaries of intercompany Indebtedness between or among AGP and any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than AGP or a Restricted Subsidiary and (ii) any subsequent sale or other transfer of any such Indebtedness to a Person that is not either AGP or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by AGP or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence of Indebtedness of AGP or any of its Restricted Subsidiaries consisting of guarantees, indemnities, holdbacks or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock of Restricted Subsidiaries or contingent payment obligations incurred in connection with the acquisition of assets which are contingent on the performance of the assets acquired, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such assets or shares of Capital Stock of such Restricted Subsidiary for the purpose of financing such acquisition;

(8) the incurrence of Indebtedness of AGP or any of its Restricted Subsidiaries in respect of bid, appeal, surety and performance bonds, completion guarantees or other similar arrangements, provider claims, workers’ compensation claims, bankers’ acceptances, payment obligations in connection with sales tax and insurance or other similar requirements in the ordinary course of business or in respect of awards or judgments not resulting in an Event of Default;

(9) the incurrence by AGP or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 10 business days or arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(10) Indebtedness representing deferred compensation or other similar arrangements to employees and directors of AGP or any of its Restricted Subsidiaries incurred in the ordinary course of business;

(11) the incurrence by AGP or any of its Restricted Subsidiaries of Hedging Obligations; provided that such Hedging Obligations are entered into for bona fide hedging purposes (and not for speculative purposes) of AGP or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or an officer of AGP);

(12) the Guarantee by AGP or any of the Restricted Subsidiaries of Indebtedness of AGP or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is incurred by AGP and is subordinated to the notes, then the Guarantee of such Indebtedness by any of its Restricted Subsidiaries shall be subordinated to the same extent as the Indebtedness guaranteed;

(13) Indebtedness of a Restricted Subsidiary outstanding on the date on which such Restricted Subsidiary was acquired by AGP or otherwise became a Restricted Subsidiary (other than Indebtedness incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Restricted Subsidiary became a subsidiary of AGP or was otherwise acquired by AGP), provided that after giving effect thereto, (a) AGP would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test in the first paragraph above, or (b) the Fixed Charge Coverage Ratio would be no worse than immediately prior thereto;

(14) Indebtedness incurred by a Securitization Subsidiary in connection with a Qualified Securitization Transaction that is not recourse with respect to AGP and its Restricted Subsidiaries (other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse); provided, however, that in the event such Securitization Subsidiary ceases to qualify as a Securitization Subsidiary or such Indebtedness becomes recourse to AGP or any of its Restricted Subsidiaries (other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse), such Indebtedness will, in each case, be deemed to be, and must be classified by AGP as, incurred at such time (or at the time initially incurred) under one more of the other provisions of this covenant;

(15) the incurrence by AGP or any Restricted Subsidiary of Indebtedness to the extent the proceeds thereof are used to purchase notes pursuant to a Change of Control Offer or to defease or discharge notes in accordance with the terms of the indenture;

(16) the incurrence by AGP or any Restricted Subsidiary of Indebtedness consisting of (a) the financing of insurance premiums or (b) take or pay obligations in supply agreements, in each case in the ordinary course of business;

(17) Indebtedness in respect of secured or unsecured letters of credit incurred by AGP or any Restricted Subsidiary in an aggregate principal amount not to exceed the greater of (a) $100.0 million or (b) 4.0% of Consolidated Total Assets;

(18) Contribution Indebtedness;

(19) the incurrence by AGP or any Restricted Subsidiary of Indebtedness on behalf of or representing Guarantees of any Permitted Joint Venture not to exceed the greater of (a) $50.0 million or (b) 2.0% of Consolidated Total Assets;

(20) the incurrence by AGP or any Restricted Subsidiary of Indebtedness consisting of obligations to make payments to current or former directors, officers, employees or consultants, their respective Affiliates, heirs and executors with respect to the cancellation, purchase or redemption of, Capital Stock of AGP or its Restricted Subsidiaries to the extent permitted under clause (4) of the second paragraph of the covenant described above under the caption “—Restricted Payments”; and

(21) the incurrence by AGP or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any

Indebtedness incurred pursuant to this clause (21), not to exceed the greater of (a) $125.0 million or (b) 5.0% of Consolidated Total Assets.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (21) above or is entitled to be incurred pursuant to the first paragraph of this covenant, AGP shall, in its sole discretion, classify (or later re-classify in whole or in part), or divide (or later re-divide in whole or in part) such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and such Indebtedness will be treated as having been incurred pursuant to such clauses or the first paragraph hereof, as the case may be, designated by AGP. Accrual of interest or dividends, the accretion of accreted value or liquidation preference and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant.

AGP will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of AGP or such Restricted Subsidiary, as the case may be, unless made expressly subordinate to the notes to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of AGP or such Restricted Subsidiary, as the case may be.

Liens

AGP will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or assume any consensual Liens (the “Initial Lien”) of any kind against or upon any of their respective properties or assets, or any proceeds, income or profit therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, to secure any Indebtedness of AGP unless prior to, or contemporaneously therewith, the notes are equally and ratably secured by a Lien on such property, assets, proceeds, income or profit; provided, however, that if such Indebtedness is expressly subordinated to the notes, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the notes with the same relative priority as such Indebtedness has with respect to the notes. Any Lien created for the benefit of the holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

AGP will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(a) pay dividends or make any other distributions on its Capital Stock to AGP or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to AGP or any of its Restricted Subsidiaries;

(b) make loans or advances to AGP or any of its Restricted Subsidiaries; or

(c) transfer any of its properties or assets to AGP or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness as in effect on the date of the indenture;

(2) the indenture and the notes;

(3) applicable law or any applicable rule, regulation or order of, or arrangement with, any regulatory body or agency;

(4) any agreement or other instrument of (i) a Person acquired by AGP or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such encumbrance or restriction was created in connection with or in contemplation of such acquisition) or (ii) any Unrestricted Subsidiary at the time it is designated or is deemed to become a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or Unrestricted Subsidiary, or the property or assets of the Person or Unrestricted Subsidiary, so acquired or designated, as the case may be;

(5) restrictions on cash or other deposits or net worth imposed by customers or governmental regulatory bodies or required by insurance, surety or bonding companies, in each case pursuant to contracts entered into in the ordinary course of business;

(6) customary non-assignment provisions in leases, licenses, sublicenses and other contracts entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on that property of the nature described in clause (c) of the first paragraph of this covenant;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary or the assets of a Restricted Subsidiary pending the closing of such sale or other disposition or the sale or other disposition of its assets;

(9) Permitted Refinancing Indebtedness; provided, however, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as determined in good faith by an officer of AGP);

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, agreements in respect of Permitted Market Investments and other similar agreements (including agreements entered into in connection with a Restricted Investment); provided that such provisions with respect to the disposition or distribution of assets or property relate only to the assets or properties subject to such agreements;

(12) other Indebtedness, Disqualified Stock or preferred stock permitted to be incurred subsequent to the Issue Date under the provisions of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such incurrence will not materially impair AGP’s ability to make payments under the notes when due (as determined in good faith by an officer of AGP);

(13) contractual requirements of a Restricted Subsidiary in connection with a Qualified Securitization Transaction, provided that such restrictions apply only to such Restricted Subsidiary; and

(14) any amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing of an agreement referred to in clauses (1) through (13) above, provided, however that such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing is not materially more restrictive, taken as a whole, than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing (as determined in good faith by an officer of AGP).

For purposes of determining compliance with this covenant, (1) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to AGP or a Restricted Subsidiary to other Indebtedness incurred by AGP or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

AGP may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not AGP is the surviving Person) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of AGP in one or more related transactions, to another Person; unless:

(1) either:

(a) AGP is the surviving Person; or

(b) the Person formed by or surviving any such consolidation or merger (if other than AGP) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that, if such entity is not a corporation, a co-obligor of the notes is a corporation;

(2) the Person formed by or surviving any such consolidation or merger (if other than AGP) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of AGP under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) AGP or the Person formed by or surviving any such consolidation or merger (if other than AGP), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” above or (b) have a Fixed Charge Coverage Ratio that is no worse than the Fixed Charge Coverage Ratio of AGP for such applicable four-quarter period without giving pro forma effect to such transactions and any related financing transactions.

For purposes of this covenant, the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of one or more Subsidiaries of AGP, which properties or assets, if held by AGP instead of such Subsidiaries, would constitute all or substantially all of the properties or assets of AGP on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties or assets of AGP.

This covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among AGP or any of its Restricted Subsidiaries. Clauses (3) and (4) of this covenant will not apply to (1) any merger or consolidation of AGP with or into one of its Restricted Subsidiaries for any purpose or (2) the merger of AGP with or into an Affiliate solely for the purpose of reincorporating AGP in another jurisdiction so long as the amount of Indebtedness of AGP and its Restricted Subsidiaries is not increased thereby.

Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of AGP may designate any of its Restricted Subsidiaries to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by AGP and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will either reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “Certain Covenants — Restricted Payments” or be a Permitted Investment, as determined by AGP. Such designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

AGP will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are not less favorable in any material respect to AGP or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by AGP or such Restricted Subsidiary with an unrelated Person; and

(2) AGP delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of the Board of Directors set forth in an officer’s certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions solely between or among AGP and/or any of its Restricted Subsidiaries or solely among its Restricted Subsidiaries;

(2) any issuances of Equity Interests (other than Disqualified Stock) to Affiliates of AGP;

(3) reasonable and customary fees, indemnification and similar arrangements, consulting fees, employee salaries, bonuses or employment or severance agreements, compensation or employee benefit arrangements or plans and incentive arrangements or plans (including any amendments to the foregoing) with any officer, director, employee or consultant of AGP or a Restricted Subsidiary entered into in the ordinary course of business or approved in good faith by the Board of Directors of AGP;

(4) any transactions made in compliance with the covenant described above under the caption “— Restricted Payments”;

(5) loans (and cancellation of loans) and advances to directors, officers, employees or consultants of AGP or any of its Restricted Subsidiaries entered into in the ordinary course of business of AGP or any of its Restricted Subsidiaries or approved in good faith by the Board of Directors of AGP;

(6) any agreement as in effect as of the date of the indenture or any amendment thereto so long as any such amendment is not more disadvantageous to the holders in any material respect than the original agreement as in effect on the date of the indenture;

(7) any transaction effected as part of a Qualified Securitization Transaction;

(8) transactions entered into by a Person prior to the time such Person becomes a Restricted Subsidiary or is merged or consolidated into AGP or a Restricted Subsidiary (provided such transaction is not entered into in contemplation of such event);

(9) transactions permitted by, and complying with, the provisions of the covenant described above under the caption “Merger, Consolidation or Sale of Assets”;

(10) transactions with a Person (other than an Unrestricted Subsidiary of AGP) that is an Affiliate of AGP solely because AGP owns, directly or through a Restricted Subsidiary, an Equity Interest in such Person; and

(11) any transaction in which AGP or any Restricted Subsidiary, as the case may be, receives an opinion from a nationally recognized investment banking, appraisal or accounting firm that such Affiliate Transaction is either fair, from a financial standpoint, to AGP or such Restricted Subsidiary or meets the requirements of clause (1) of the preceding paragraph.

Limitation on Issuances of Guarantees of Indebtedness

AGP will not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee or pledge any assets to secure the payment of any other Indebtedness of AGP unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the guarantee of the payment of the notes by such Restricted Subsidiary. The Subsidiary Guarantee will be (1) senior to such Restricted Subsidiary’s Guarantee of, or pledge to secure, such other Indebtedness if such other Indebtedness is subordinated in right of payment to the notes; or (2) pari passu in right of payment with such Restricted Subsidiary’s Guarantee of or pledge to secure such other Indebtedness if such other Indebtedness is not subordinated in right of payment to the notes.

The Subsidiary Guarantee of a Guarantor will be automatically and unconditionally released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) AGP or a subsidiary of AGP, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) AGP or a subsidiary of AGP, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if AGP designates any of its Restricted Subsidiaries that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) if such Guarantor is dissolved or liquidated;

(5) upon legal defeasance, covenant defeasance or satisfaction and discharge of the notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”; or

(6) if such Guarantor is released or discharged from the underlying Guarantee of Indebtedness giving rise to the execution of a Subsidiary Guarantee.

The form of Subsidiary Guarantee and the related form of supplemental indenture will be attached as exhibits to the indenture. Notwithstanding the foregoing, if AGP guarantees Indebtedness incurred by any of the Restricted Subsidiaries, such Guarantee by AGP will not require any of its Restricted Subsidiaries to provide a Subsidiary Guarantee for the notes.

SEC Reports

Notwithstanding that AGP may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as the notes are outstanding AGP will file with the SEC (unless the SEC will not accept such filing), and provide the trustee within 15 days after the filing of the same, such annual and quarterly reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified in the SEC’s rules and regulations, provided, however, that if AGP shall not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, such reports shall be provided at the times specified in the SEC’s rules and regulations for a registrant that is a non-accelerated filer, plus any grace period provided by Rule 12b-25 under the Exchange Act. AGP will be deemed to have furnished such reports referred to in this section to the trustee and the holders of the notes if AGP has filed such reports with the SEC via the EDGAR filing system or posted such reports on its website.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of or premium, if any, on the notes;

(3) failure by AGP or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Merger, Consolidation or Sale of Assets”;

(4) failure by AGP or any of its Restricted Subsidiaries for 30 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with the provisions described under the captions “Repurchase at the Option of Holders—Asset Sales” or “Repurchase at the Option of Holders—Change of Control”;

(5) failure by AGP for 120 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with the provisions described under the caption “SEC Reports”;

(6) failure by AGP or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture or the notes;

(7) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by AGP or any of its Restricted Subsidiaries (or the payment of which is guaranteed by AGP or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness on or prior to the expiration of any grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100.0 million or more;

(8) failure by AGP or any of its Restricted Subsidiaries to pay final non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $100.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to AGP or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to AGP, any Subsidiary that would constitute a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee written notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4) the trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with such request.

The holders of at least a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes. In the event of any Event of Default specified in clause (7) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of the acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the trustee or holders of the notes, if within 20 days after such Event of Default arose:

(a) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged,

(b) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

(c) if the default that is the basis for such Event of Default has been cured.

AGP is required to deliver to the trustee annually a statement regarding compliance with the indenture. Within 5 days of becoming aware of any Default or Event of Default, AGP is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of AGP or any Restricted Subsidiary, as such, will have any liability for any obligations of AGP or any Restricted Subsidiary under the notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

AGP may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2) AGP’s obligations with respect to the notes concerning issuing temporary notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and AGP’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, AGP may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) AGP must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and AGP must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, AGP has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, (a) AGP has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the issuance of the notes, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, AGP has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that subject to customary assumptions and exclusions the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to make such deposit and the grant of any Lien securing such borrowing);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which AGP or any of its Subsidiaries is a party or by which AGP or any of its Subsidiaries is bound (other than resulting from the borrowing of funds to be applied to make such deposit and the grant of any Lien securing such borrowing);

(6) AGP must deliver to the trustee an officer’s certificate stating that the deposit was not made by AGP with the intent of preferring the holders of notes over the other creditors of AGP with the intent of defeating, hindering, delaying or defrauding creditors of AGP or others; and

(7) AGP must deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or any Subsidiary Guarantee may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture, the notes or any Subsidiary Guarantee may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes (except those provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of, or change the time for, payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions (including applicable definitions) of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

(7) waive a redemption or repurchase payment with respect to any note (other than a payment required by the provisions described under the caption “Repurchase at the Option of Holders” above);

(8) make any change in the ranking of the notes in a manner adverse to the holders of the notes; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, AGP and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, mistake, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of AGP’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of AGP’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to provide for or confirm the issuance of additional notes otherwise permitted to be incurred by the indenture;

(6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7) to allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the notes;

(8) to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

(9) to mortgage, pledge, hypothecate or grant a security interest in favor of the trustee for the benefit of the holders of notes as additional security for the payment and performance of AGP’s or a Guarantor’s obligations;

(10) to comply with the rules of any applicable securities depositary;

(11) to release a Guarantor from its Guarantee pursuant to the terms of the indenture when permitted or required pursuant to the terms of the indenture; or

(12) to conform the text of the indenture, the notes or the Guarantees to any provision of this description to the extent that such provision in this description was intended to be a substantially verbatim recitation of a provision of the indenture, the notes or the Guarantees.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to AGP, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and AGP has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than resulting from the borrowing of funds to be applied to make such deposit and the grant of any Liens securing such borrowing) to which AGP is a party or by which AGP is bound;

(3) AGP has paid or caused to be paid all sums payable by it under the indenture; and

(4) AGP has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, AGP must deliver an officer’s certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of AGP, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (i) eliminate such conflict within 90 days, (ii) apply to the SEC for permission to continue or (iii) resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at November 15, 2015, (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”) plus (ii) all required interest payments due on the note through November 15, 2015, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the note.

“Asset Sale” means the sale, lease, transfer, conveyance or other disposition of any assets or rights, other than sales, leases, transfers, conveyances or other dispositions of products, services, accounts receivable or inventory in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of AGP and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described under the caption “Repurchase at the Option of Holders—Asset Sales”.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a sale, lease, transfer, conveyance or other disposition of assets between or among AGP and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to AGP or to another Restricted Subsidiary;

(4) a sale, lease, transfer, conveyance or other disposition effected in compliance with the provisions described under the caption “—Merger, Consolidation or Sale of Assets”;

(5) a Restricted Payment or Permitted Investment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(6) the disposition of Equity Interests in Permitted Joint Ventures; provided that AGP maintains ownership of at least 35% of the outstanding Equity Interests in the applicable Permitted Joint Venture and control (as such term is defined in Section 405 under the Securities Act of 1933, as amended) over the operations of the applicable Permitted Joint Venture;

(7) a transfer of property or assets that are obsolete, damaged or worn out equipment and that are no longer useful in the conduct of AGP or its Subsidiaries’ business and that is disposed of in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of AGP, no longer economically practicable to maintain or useful in the conduct of the business of AGP and its Restricted Subsidiaries taken as a whole);

(8) a Sale/Leaseback Transaction, provided that at least 75% of the consideration paid to AGP or the Restricted Subsidiary for such Sale/Leaseback Transaction consists of cash received at closing;

(9) the disposition of Receivables and Related Assets in a Qualified Securitization Transaction;

(10) any Asset Swap;

(11) the disposition of any Permitted Market Investment;

(12) the unwinding of any Hedging Obligations;

(13) the termination, surrender or sublease of leases (as lessee), licenses (as licensee), subleases (as sublessee) and sublicenses (as sublicensee) in the ordinary course of business;

(14) the sale or other disposition of cash or Cash Equivalents;

(15) transfers, conveyances or other dispositions of any real property resulting from any condemnation or eminent domain;

(16) the settlement or write-off of accounts receivable in the ordinary course of business;

(17) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(18) the granting of Liens not prohibited by the covenant described above under the caption “−Liens”;

(19) the lease, sublease or license or sublicense in the ordinary course of business of real or personal property, including patents, trademarks and other intellectual property rights that do not materially interfere with the business of AGP or any of its Restricted Subsidiaries (as determined in good faith by an officer of AGP); and

(20) the settlement or early termination of any Permitted Bond Hedge Transaction and the settlement or early termination of any related Permitted Warrant Transaction.

“Asset Swap” means any substantially contemporaneous (and in any event occurring within 180 days of each other) purchase and sale or exchange of any properties or assets or interests used or useful in a Permitted Business between AGP or any of its Restricted Subsidiaries and another Person; provided, that any cash received from such purchase and sale or exchange must be applied in accordance with “Repurchase at the Option of Holders—Asset Sales”.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee or managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

provided that no warrants, options, rights or obligations to purchase Capital Stock purchased in a Permitted Bond Hedge Transaction or sold as units with Indebtedness constituting Permitted Convertible Indebtedness shall constitute Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 24 months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $250.0 million;

(4) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at least A-1 by S&P or at least P 1 by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within 12 months after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) with maturities of 24 months or less from the date of acquisition;

(7) Indebtedness issued by Persons with a rating of A or higher from S&P or A-2 or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding 24 months from the date of acquisition; and

(8) money market funds substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of AGP and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of AGP;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of AGP, measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of the Board of Directors of AGP are not Continuing Directors; or

(5) AGP consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, AGP, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of AGP or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of AGP outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (3) above if (i) AGP becomes a direct or indirect wholly-owned subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of AGP’s Voting Stock immediately prior to that transaction.

“Change of Control Event” means (a) prior to the Covenant Termination Date, a Change of Control and (b) after the Covenant Termination Date, a Change of Control together with a Rating Decline.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes or assessments based on income, profits or insurance premiums, plus franchise or similar taxes, of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Consolidated Interest Expense, to the extent such expense was deducted in computing Consolidated Net Income; plus

(3) any fees, expenses or charges (other than depreciation, depletion or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Indenture (including a refinancing thereof) (whether or not successful), including such fees, expenses and charges relating to the offering of the notes (and the use of proceeds thereof), a Permitted Bond Hedge Transaction and the settlement of any related Permitted Warrant Transaction, in each case, to the extent that such fees, expenses or charges were deducted in computing Consolidated Net Income; plus

(4) the amount of any restructuring charge, integration costs or other business optimization expenses or reserve to the extent such charges, costs or expenses were deducted in computing such Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the date of the indenture; plus

(5) depreciation, depletion, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for expenses to be paid in cash in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(6) severance payments to management, non-cash stock-based compensation expense, and net income attributable to non-controlling interests in AGP’s non-wholly-owned Subsidiaries; plus

(7) any impairment charge or asset write-off pursuant to Accounting Standards Codification (ASC) 360 and ASC 350 or any successor pronouncement; minus

(8) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount and bond premium, the interest component of Capital Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations (provided, however, that if interest rate Hedging Obligations result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income) and excluding amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any financing fees); plus

(2) consolidated capitalized interest of such Person and the Restricted Subsidiaries for such period, whether paid or accrued; minus

(3) interest income for such period; minus

(4) any amortization of deferred charges resulting from the application of Accounting Principles Board Opinion No. APB 14-1—Accounting for Convertible Debt Instruments that may be settled in cash upon conversion (including partial cash settlement).

For purposes of this definition, interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Issuer to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the consolidated Net Income of such Person and its Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1) any Net Income (loss) of any Person if such Person is not a Restricted Subsidiary except that subject to the limitations contained in clauses (2) and (3) below, AGP’s equity in the Net Income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to AGP or a Restricted Subsidiary as a dividend or other distribution;

(2) Net Income or loss of any Person for any period prior to the acquisition of such Person by AGP or a Restricted Subsidiary, or the Net Income or loss of any Person who succeeds to the obligations of AGP under the indenture for any period prior to such succession;

(3) the cumulative effect of a change in accounting principles;

(4) any amortization of deferred charges resulting from the application of Accounting Principles Board Opinion No. APB 14-1—Accounting for Convertible Debt Instruments that may be settled in cash upon conversion (including partial cash settlement); and

(5) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations.

“Consolidated Total Assets” means, as of the date of any determination thereof, total assets of AGP and its Restricted Subsidiaries calculated in accordance with GAAP on a consolidated basis as of such date.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of AGP who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Contribution Indebtedness” means Indebtedness of AGP in an aggregate principal amount not to exceed the aggregate amount of cash received by AGP after the Issue Date from the sale of its Equity Interests (other than Disqualified Stock) or as a contribution to its common equity capital (in each case, other than to or from a Subsidiary of AGP); provided that such Indebtedness (a) is incurred within 180 days after the sale of such Equity Interests or the making of such capital contribution, (b) is designated as “Contribution Indebtedness” pursuant to an officer’s certificate on the date of its incurrence and (c) such cash contribution is not and has not been included in the calculation of permitted Restricted Payments for purposes of the covenant described above under the caption “—Certain Covenants—Restricted Payments”. Any sale of Equity Interests or capital contribution that forms the basis for an incurrence of Contribution Indebtedness will not be considered to be an Equity Offering for purposes of the Optional Redemption provisions of the indenture.

“Credit Facilities” means, one or more debt facilities or agreements, note purchase agreements, indentures or commercial paper facilities, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), debt securities or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors and by means of sales of debt securities to institutional investors) in whole or in part from time to time under the same or any other agent, lender or group of lenders, underwriter or group of underwriters and including increasing the amount of available borrowings thereunder; provided that such increase is permitted by the “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant above.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by AGP or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officer’s certificate executed by the principal financial officer of AGP or such Restricted Subsidiary at the time of such Asset Sale. Any particular item of Designated

Non-cash Consideration will cease to be considered to be outstanding once it has been sold for cash or Cash Equivalents.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable at the option of the holder thereof or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of AGP or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by AGP in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require AGP to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that AGP may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments”.

“dollars” and the sign “$” mean the lawful money of the United States of America.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock, including, for the avoidance of doubt, the Existing Convertible Senior Notes).

“Equity Offering” means any private or public sale of Capital Stock (other than Disqualified Stock) of AGP.

“Existing Convertible Senior Notes” means the $260.0 million in aggregate principal amount of AGP’s outstanding 2.00% Convertible Senior Notes due 2012, issued pursuant to the Existing Convertible Senior Notes Indenture.

“Existing Convertible Senior Notes Indenture” means the indenture, dated as of March 28, 2007, between AGP and The Bank of New York Mellon, as trustee, pursuant to which AGP issued the Existing Convertible Senior Notes.

“Existing Indebtedness” means Indebtedness existing on the date of the indenture (other than Indebtedness under the indenture governing the notes).

“Fair Market Value” means, with respect to any Asset Sale or Restricted Payment or other item, the price that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by an officer of AGP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock, preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of calculating the Fixed Charge Coverage Ratio, the Existing Convertible Senior Notes shall be deemed to be retired on the Issue Date.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments, dispositions and acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period; and

(2) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger or consolidation and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of AGP and such pro forma calculations may include operating expense reductions for such period resulting from the transaction which is being given pro forma effect that (A) have been realized or (B) for which the steps necessary for realization have been taken (or are taken concurrently with such transaction) or (C) for which the steps necessary for realization are reasonably expected to be taken within the twelve-month period following such transaction and, in each case, including, but not limited to, (a) reduction in personnel expenses, (b) reduction of costs related to administrative functions, (c) reduction of costs related to leased or owned properties and (d) reductions from the consolidation of operations and streamlining of corporate overhead; provided that, in each case, such adjustments are set forth in an officer’s certificate signed by AGP’s principal financial officer which states (i) the amount of such adjustment or adjustments, (ii) in the case of items (B) or (C) above, that such adjustment or adjustments are based on the reasonable good faith belief of the officer executing such officer’s certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the calculation date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if the related hedge has a remaining term in excess of twelve months).

Interest on a Capital Lease Obligation shall be deemed to accrue at the interest rate reasonably determined by a responsible financial or accounting officer of AGP to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as AGP may designate.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period; plus

(2) all cash dividend payments (excluding items eliminated in consolidation) or any series of preferred stock or Disqualified Stock of such Person and its Restricted Subsidiaries for such period.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or a member of the European Union, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantor” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and its respective successors and assigns.

“Hedging Obligations” means, with respect to AGP or any of its Restricted Subsidiaries, the obligations of such Person under (a) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements, (b) other agreements or arrangements designed to manage interest rates or interest rate risk and (c) other arrangements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices. For the avoidance of doubt, any Permitted Convertible Indebtedness Call Transaction will not constitute Hedging Obligations.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without duplication, reimbursement agreements in respect thereof), but excluding letters of credit and surety bonds entered into in the ordinary course of business to the extent such letters of credit or surety bonds are not drawn upon;

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except (a) any such balance that constitutes an accrued expense or Trade Payable or (b) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person. For the avoidance of doubt, Permitted Warrant Transactions shall not constitute “Indebtedness”.

The amount of any Indebtedness outstanding as of any date will be:

(a) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(b) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

Notwithstanding the foregoing, Indebtedness shall be deemed to exclude (a) contingent obligations incurred in the ordinary course of business (not in respect of borrowed money); (b) deferred or prepaid revenues or marketing fees; (c) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (d) obligations under or in respect of a Qualified Securitization Transaction (but including the excess, if any, of the amount of the obligations thereunder or in respect thereof over the aggregate receivables balances securing or otherwise supporting such obligations but only to the extent that AGP or any Subsidiary other than a Securitization Subsidiary is directly or indirectly liable for such excess); and (e) obligations to make payments in respect of funds held under escrow arrangements in the ordinary course of business.

Notwithstanding anything in the indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Accounting Standards Codification 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the indenture but for the application of this sentence shall not be deemed an incurrence of Indebtedness under the indenture.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, in each case, with a stable or better outlook.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, security deposits and advances to customers or suppliers, and commission, travel and similar advances, fees and compensation paid to officers, directors and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If AGP or any Subsidiary of AGP sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of AGP such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of AGP, AGP will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “Certain Covenants—Restricted Payments”. The acquisition by AGP or any Subsidiary of AGP of a Person that holds an Investment in a third Person will be deemed to be an Investment by AGP or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “Certain Covenants—Restricted Payments”. Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value”.

“Issue Date” means November 16, 2011.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease or an option or an agreement to sell be deemed to constitute a Lien.

“Limited Originator Recourse” means a reimbursement obligation of AGP in connection with a drawing on a letter of credit, revolving loan commitment, cash collateral account or other such credit enhancement issued to support Indebtedness of a Securitization Subsidiary that AGP’s Board of Directors (or a duly authorized committee thereof) determines is necessary to effectuate a Qualified Securitization Transaction; provided that the available amount of any such form of credit enhancement at any time shall not exceed 10% of the principal amount of such Indebtedness at such time; and provided, further, that such reimbursement obligation is permitted to be incurred by AGP pursuant to the covenant described above under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness or Hedging Obligations or other derivative instruments of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash or Cash Equivalents received by AGP or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve established in accordance with GAAP against liabilities associated with such Asset Sale or any amount placed in escrow for adjustment in respect of the purchase price of such Asset Sale, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall be increased by the amount of the reserve so reversed or the amount returned to AGP or its Restricted Subsidiaries from such escrow agreement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither AGP nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of AGP or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Bond Hedge Transaction” means any call or capped call option (or substantively equivalent derivative transaction) on AGP’s common stock purchased by AGP in connection with the issuance of any Permitted Convertible Indebtedness; provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by AGP from the sale of any related Permitted Warrant Transaction, does not exceed the net proceeds received by AGP from the sale of such Permitted Convertible Indebtedness issued in connection with the Permitted Bond Hedge Transaction.

“Permitted Business” means the lines of business conducted by AGP and its Restricted Subsidiaries on the date hereof and any other healthcare business related, ancillary or complementary (including any reasonable extension, development or expansion) to any such business.

“Permitted Convertible Indebtedness” means Indebtedness of AGP permitted to be incurred under the terms of the indenture that is either (a) convertible into common stock of AGP (and cash in lieu of fractional shares) and/or cash (in an amount determined by reference to the price of such common stock) or (b) sold as units with call options, warrants or rights to purchase (or substantially equivalent derivative transactions) that are exercisable for common stock of AGP and/or cash (in an amount determined by reference to the price of such common stock). For the avoidance of doubt, the Existing Convertible Senior Notes shall be Permitted Convertible Indebtedness.

“Permitted Convertible Indebtedness Call Transaction” means any Permitted Bond Hedge Transaction and any Permitted Warrant Transaction.

“Permitted Investments” means:

(1) any Investment in AGP or a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by AGP or any of its Restricted Subsidiaries in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person is, in one transaction or a series of related transactions, merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, AGP or a Subsidiary;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale”;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of AGP;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors, health care providers or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, health care provider or customer or (B) litigation, arbitration or other disputes;

(7) Hedging Obligations;

(8) Investments the payment for which is Capital Stock (other than Disqualified Stock) of AGP;

(9) Investments in prepaid expenses, negotiable instruments held for collection, utility and workers compensation, performance and similar deposits made in the ordinary course of business;

(10) loans and advances to directors, officers and employees of AGP or any of its Restricted Subsidiaries in an aggregate amount for all such loans and advances not to exceed $7.5 million at any time outstanding;

(11) any Investments existing on, or made pursuant to binding commitments existing on, the date of the indenture and any Investments consisting of an extension, modification or renewal of any Investments existing on, or made pursuant to a binding commitment existing on, the date of the indenture;

(12) Investments acquired after the date of the indenture as a result of the acquisition by AGP or any Restricted Subsidiary of another Person, by way of a merger, amalgamation or consolidation with or into AGP or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “—Merger, Consolidation or Sale of Assets” after the date of the indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13) loans and advances to directors, officers and employees of AGP or any of its Restricted Subsidiaries for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “Certain Covenants—Limitation on Issuances of Guarantees of Indebtedness”;

(16) Investments consisting of purchases and acquisitions of inventory, supplies, materials, services and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(17) guarantees by AGP or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations), trademarks, licenses, purchase agreements or of other obligations that do not constitute Indebtedness, in each case entered into by AGP or any Restricted Subsidiary in the ordinary course of business;

(18) Permitted Market Investments;

(19) Investments in Permitted Joint Ventures in an amount not to exceed at any one time outstanding the greater of (a) $125.0 million or (b) 5.0% of AGP’s Consolidated Total Assets;

(20) Investments by AGP or a Restricted Subsidiary in a Securitization Subsidiary in connection with a Qualified Securitization Transaction, which investment consists of a retained interest in transferred Receivables and Related Assets;

(21) Permitted Bond Hedge Transactions which constitute Investments; and

(22) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (22) that are at the time outstanding, not to exceed the greater of (a) $100.0 million or (b) 4.0% of Consolidated Total Assets.

“Permitted Joint Venture” means any joint venture that AGP or any of its Restricted Subsidiaries is a party to that is engaged in a Permitted Business.

“Permitted Liens” means:

(1) Liens in favor of AGP or the Restricted Subsidiaries;

(2) Liens on assets of AGP or any of its Restricted Subsidiaries securing Indebtedness and other Obligations that were permitted by the terms of the indenture to be incurred pursuant to the first paragraph of, or clause (1) under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and/or securing Hedging Obligations related thereto; provided that the aggregate principal amount of all Indebtedness secured by such Liens shall not exceed the greater of (a) $500.0 million and (b) the maximum aggregate principal amount of Indebtedness (as of the date of granting of any such Liens and after giving pro forma effect to the incurrence of such Indebtedness and the application of the net proceeds therefrom) that can be incurred without exceeding a Secured Debt Ratio of 2.00 to 1.00 (less the aggregate principal amount of Indebtedness incurred by Securitization Subsidiaries and then outstanding pursuant to clause (14) under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”);

(3) Liens on any property or assets of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with AGP or any Restricted Subsidiary of AGP; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary or such merger or consolidation and not incurred in contemplation thereof and do not extend to any property or assets other than those of the Person merged with or into and consolidated with AGP or the Restricted Subsidiary;

(4) Liens for taxes, assessments or other governmental charges or claims not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefore;

(5) Liens on any property or assets existing at the time of the acquisition thereof by AGP or any Restricted Subsidiary of AGP; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property or assets of AGP or the Restricted Subsidiary;

(6) Liens to secure the performance of statutory obligations, surety or appeal bonds, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business (such as (a) Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens imposed by law and (b) Liens in the form of deposits or pledges incurred in connection with worker’s compensation, unemployment compensation and other types of social security (excluding Liens arising under Employee Retirement Income Security Act of 1974));

(7) Liens existing on the date of the indenture;

(8) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(9) Liens created for the benefit of (or to secure) the notes (or any Subsidiary Guarantees);

(10) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by AGP and its Restricted Subsidiaries in the ordinary course of business;

(11) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured as permitted by the indenture; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(12) Liens securing Hedging Obligations of AGP or any of its Restricted Subsidiaries, which transactions or obligations are incurred for bona fide hedging purposes (and not for speculative purposes) of AGP or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of AGP);

(13) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) under the second paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that any such Lien (a) covers only the assets acquired, constructed or improved with such Indebtedness and (b) is created within 270 days of such acquisition, construction or improvement;

(14) Liens securing Indebtedness permitted by clauses (17) and (21) of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(15) Liens required by any regulation, or order of or arrangement or agreement with any regulatory body or agency, so long as such Liens do not secure Indebtedness;

(16) Liens on assets transferred to a Securitization Subsidiary or on assets of a Securitization Subsidiary, in either case, incurred in connection with a Qualified Securitization Transaction; and

(17) other Liens incurred in the ordinary course of business of AGP and its Restricted Subsidiaries with respect to Indebtedness other than in respect of borrowed money in an aggregate principal amount, together with all Indebtedness incurred to refund, refinance or replace such Indebtedness (or refinancings, refundings or replacements thereof), that does not exceed 10.0% of Consolidated Total Assets at any one time outstanding.

“Permitted Market Investments” means any security that (i)(a) is of a type traded or quoted on any exchange or recognized financial market, (b) can be readily liquidated or disposed of on such exchanges or markets and (c) other than in the case of an equity security, has no lower than an “investment grade” rating from any nationally recognized rating agency or (ii) satisfies AGP’s investment guidelines in effect on the Issue Date, as may be amended from time to time by the Board of Directors; provided that the aggregate amount of Permitted Market Investments consisting of common stock shall not exceed 20% of the aggregate amount of Permitted Market Investments at any time.

“Permitted Refinancing Indebtedness” means any Indebtedness of AGP or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of AGP or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, however, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums (including tender premiums) and defeasance costs, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the notes;

(3) if Subordinated Obligations are being extended, refinanced, renewed, replaced, defeased or refunded, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Subordinated Obligations being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by AGP or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Permitted Warrant Transaction” means any call option on, warrant or right to purchase (or substantively equivalent derivative transaction) AGP’s common stock sold by AGP substantially concurrently with any purchase by AGP of a related Permitted Bond Hedge Transaction.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by AGP or any Restricted Subsidiary pursuant to which (a) AGP or any Restricted Subsidiary may sell, convey or otherwise transfer to a Securitization Subsidiary its interests in Receivables and Related Assets and (b) such Securitization Subsidiary transfers to any other person, or grants a security interest in, such Receivables and Related Assets, pursuant to a transaction which is customarily used to achieve a transfer of financial assets under GAAP.

“Rating Decline” means the notes cease to have an Investment Grade Rating on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended until the ratings are announced if, during such 60-day period, the rating of the notes is under publicly announced consideration for possible downgrade by either S&P or Moody’s).

“Receivables and Related Assets” means any account receivable (whether now existing or arising thereafter) of AGP or any Restricted Subsidiary, and any assets related thereto including all collateral securing such accounts receivable, all contracts and contract rights and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interest are customarily granted in connection with asset securitization transaction involving accounts receivable.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby AGP or a Restricted Subsidiary thereof transfers such property to a Person and AGP or a Restricted Subsidiary leases it from such Person.

“SEC” means the Securities and Exchange Commission.

“Secured Debt” means all Indebtedness secured by Liens of AGP and its Restricted Subsidiaries, determined on a consolidated basis.

“Secured Debt Ratio” as of the date of any event for which a calculation is required (the “date of determination”) means the ratio of (a) the aggregate amount of Secured Debt as of the date of determination to (b) the Consolidated Cash Flow of AGP for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”.

“Securitization Subsidiary” means a Subsidiary of AGP:

(1) that is designated a “Securitization Subsidiary” by the Board of Directors of AGP (or a duly authorized committee thereof);

(2) that does not engage in any activities other than Qualified Securitization Transactions and any activity necessary or incidental thereto;

(3) no portion of the Indebtedness or any other obligation, contingent or otherwise, of which:

(A) is Guaranteed by AGP or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse,

(B) is recourse to or obligates AGP or any other Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse, or

(C) subjects any property or asset of AGP or any other Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse;

(4) with respect to which neither AGP nor any other Restricted Subsidiary has any obligation to maintain or preserve its financial condition or cause it to achieve certain levels of operating results; and

(5) with which neither AGP nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to AGP or such Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of AGP, other than Standard Securitization Undertakings and fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity.

Any designation of a Subsidiary as a Securitization Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the board of directors of AGP giving effect to the designation and an officer’s certificate certifying that the designation complied with the preceding conditions.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the indenture.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by AGP or any Restricted Subsidiary that are reasonably customary in accounts receivable securitization transactions, as the case may be.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligations” means any Indebtedness of AGP (whether outstanding on the date hereof or thereafter incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means a Guarantee by each Guarantor of AGP’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Total Debt” means all Indebtedness of AGP and its Restricted Subsidiaries, determined on a consolidated basis, other than the Existing Convertible Senior Notes prior to the Stated Maturity thereof.

“Total Debt Ratio” as of the date of any event for which a calculation is required (the “date of determination”) means the ratio of (a) the aggregate amount of Total Debt as of the date of determination to (b) the Consolidated Cash Flow of AGP for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors, physicians, hospitals, health maintenance organizations or other health care providers created, assumed or guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods and services.

“Treasury Rate” means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to November 15, 2015; provided, however, that if the period from the redemption date to November 15, 2015 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the redemption date to November 15, 2015 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means as of the Issue Date, any Subsidiary of AGP (or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution and any Subsidiary of an Unrestricted Subsidiary, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenant—Transactions with Affiliates”, is not party to any agreement, contract, arrangement or understanding with AGP or any Restricted Subsidiary of AGP unless the terms of any such agreement, contract, arrangement or understanding are not less favorable in any material respect to AGP or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of AGP;

(3) is a Person with respect to which neither AGP nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of AGP or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of AGP as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officer’s certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of AGP as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, AGP will be in default of such covenant. The Board of Directors of AGP may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of AGP of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

Book-Entry System for Notes

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC’s settlement systems and are subject to changes by them. AGP takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

Upon issuance, the notes will each be represented by one or more global securities (each a “Global Security”). Each Global Security will be deposited with, or on behalf of DTC (the “Depositary”). Upon the issuance of any such Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the notes represented by any such Global Security. Ownership of beneficial interests in any such Global Security will be limited to persons that have accounts with the Depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests by participants in any such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in any such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in any such Global Security. Payment of principal of and interest on the notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of any Global Security for such series for all purposes under the indenture. None of AGP, the trustee or any agent of AGP or the trustee will have any responsibility or liability for any aspect of the Depositary’s records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any of the Depositary’s records relating to such beneficial ownership interests.

AGP has been advised by the Depositary that upon receipt of any payment of principal of or interest on any Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

No Global Security may be transferred except as a whole by the Depositary to a nominee of the Depositary. Each Global Security is exchangeable for certificated notes only if (x) the Depositary notifies AGP that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and AGP fails within 90 days thereafter to appoint a successor, (y) AGP in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the notes represented by such Global Security. In such event, AGP will issue notes in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in either Global Security will be entitled to physical delivery in certificated form of notes equal in principal amount to such beneficial interest and to have such notes registered in its name. Notes so issued in certificated form will be issued in denominations of $2,000 or any larger amount that is an integral multiple of $1,000, and will be issued in registered form only, without coupons. Subject to the foregoing, no Global Security is exchangeable, except for a Global Security for the same series of notes of like denomination to be registered in the name of the Depositary or its nominee.

So long as the Depositary, or its nominee, is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Security for the purposes of receiving payment on such notes, receiving notices and for all other purposes under the indenture and such notes. Beneficial interests in the notes will be evidenced only by, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of the notes under the indenture. The Depositary will not consent or vote with respect to the Global Security representing the notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the issuer as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s (the Depositary’s partnership nominee) consenting or voting rights to those participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

The Depositary has advised AGP that the Depositary is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the SEC.

Same Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. All cash payments of principal and interest will be made by AGP in immediately available funds.

The notes will trade in the Depositary’s same-day funds settlement system until maturity or until such notes are issued in certificated form, and secondary market trading activity in such notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available finds on trading activity in such notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain United States federal income tax considerations related to the purchase, ownership and disposition of the notes by a Non-U.S. Holder (as defined below) of the notes who purchased the notes for cash upon their initial issuance at the “issue price” (the first price at which a substantial amount of the notes is sold to the public) and which are held as “capital assets” under the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions in effect on the date of this prospectus supplement, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., banks and other financial institutions, insurance companies, holders subject to the alternative minimum tax, holders who are former United States citizens or residents, or tax exempt organizations) or to persons that will hold the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss any United States federal taxes other than income taxes (such as estate or gift taxes or the recently enacted Medicare tax on certain investment income) and does not address state, local or non-United States tax considerations. No ruling from the IRS has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. Each prospective investor is urged to consult its tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of the purchase, ownership or disposition of the notes.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of notes (other than an entity classified as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity treated as a corporation for United States federal income tax purposes created in, or organized under the law of, the United States, any state thereof or the District of Columbia, (3) an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and of which one or more United States persons have the authority to control all substantial decisions or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

It is anticipated, and this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes.

If an entity that is classified as a partnership for United States federal income tax purposes holds notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships considering an investment in the notes and partners in such partnerships should consult their tax advisors as to the particular United States federal income tax considerations related to purchasing, owning, holding and disposing of the notes.

Non-U.S. Holders

Taxation of Interest

The United States generally imposes a 30% United States federal withholding tax on payments with respect to payments of interest made to Non-U.S. Holders. However, a Non-U.S. Holder will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

•	interest paid on the note is not effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States;

•	such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such Non-U.S. Holder is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”; and

•	such Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a United States person (on a properly executed IRS Form W-8BEN or other applicable form), or such Non-U.S. Holder holds its notes through certain foreign intermediaries and such Non-U.S. Holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If a Non-U.S. Holder cannot satisfy the requirements described above, such Non-U.S. Holder will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless such Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or IRS Form W-8ECI (or other applicable form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on a note is effectively connected with its conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then such Non-U.S. Holder will be subject to United States federal income tax on that interest on a net income basis in the same manner as if it were a United States person as defined under the Code. In addition, if a Non-U.S. Holder is treated as a foreign corporation for United States federal income tax purposes, such Non-U.S. Holder may be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate) on its earnings and profits, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Notes

Any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note (other than with respect to accrued and unpaid stated interest, which would be taxed as described under “— Taxation of Interest” above) will generally not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code, and if it is a corporation, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits, subject to adjustment, or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses recognized during the taxable year.

Backup Withholding and Information Reporting

Payments of interest made by us on, or the proceeds from the sale or other taxable disposition of, the notes will generally be subject to information reporting and United States federal backup withholding at the rate then in effect if the recipient of such payment fails to comply with applicable United States information reporting or certification requirements. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against the holder’s United States federal income tax, provided that the required information is furnished timely to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the notes by (a) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (b) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and (c) entities whose underlying assets are considered to include “plan assets” (within the meaning of Section 3(42) of ERISA) by reason of a “plan” (within the meaning of (a) or (b)) investing in such entities (each of (a), (b) and (c), a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of such ERISA Plan. In considering an investment in the notes with any portion of the assets of a Plan, a fiduciary of the Plan should consider, among other matters, whether the investment would be in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any applicable Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest”, within the meaning of Section 406 of ERISA, or “disqualified persons”, within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person, including a fiduciary of an ERISA Plan, who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. Plans that are “governmental plans” (as defined in Section 3(32) of ERISA), certain “church plans” (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar prohibitions under other applicable Similar Laws. The acquisition and/or holding of the notes by an ERISA Plan with respect to which we or the underwriter of the outstanding notes, or certain of our or their affiliates, are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to provide exemptive relief for direct or indirect prohibited transactions resulting from the acquisition and/or holding of the notes. These class exemptions include, without limitation, PTCE 84-14 for transactions determined by independent qualified professional asset managers, PTCE 90-1 for transactions involving insurance company pooled separate accounts, PTCE 91-38 for transactions involving bank collective investment funds, PTCE 95-60 for transactions involving insurance company general accounts and PTCE 96-23 for transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code, respectively, for the purchase and sale of securities, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Laws.

Representation and Warranty

Accordingly, by purchasing and holding the notes, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) it is not a Plan, and no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) neither the purchase nor the holding of the notes by such purchaser or subsequent transferee will result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws. The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering whether to purchase the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transaction and whether an exemption would be applicable to such transaction. Investors in the notes have exclusive responsibility for ensuring that their purchase of the notes does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any notes by or to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plans generally or any particular Plan, or that such an investment is appropriate for such Plans generally or any particular Plan.

UNDERWRITING

We and Goldman, Sachs & Co., the underwriter for the offering, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, the underwriter has agreed to purchase the entire principal amount of the notes. The underwriter is committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. If all the notes are not sold at the initial offering price, the underwriter may change the offering price and the other selling terms. The offering of the notes by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

At our direction, the underwriter has agreed to allocate approximately $3.2 million in aggregate principal amount of the notes to certain members of our Board of Directors and our management for purchase at a purchase price per note equal to the offering price set forth on the cover of this prospectus supplement.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriter that the underwriter intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriter may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities by the underwriter, as well as other purchases by the underwriter for its own account, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected in the over-the-counter market or otherwise.

In relation to each member state of the European Economic Area (Iceland, Norway and Liechtenstein in addition to member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and the underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.5 million.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates have, from time-to-time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, in March 2007, Goldman, Sachs & Co. acted as an initial purchaser with respect to the offering of the 2.0% Convertible Senior Notes. At that time, we also entered into certain hedging transactions with Goldman, Sachs & Co. as the counterparty. Specifically, we (i) purchased call options on our common stock with a strike price of approximately $42.53 per share, which is equal to the per share conversion price of the 2.0% Convertible Senior Notes, to reduce the potential dilution upon their conversion and (ii) sold warrants on our common stock with a strike price of approximately $53.77 per share. The combined effect of the hedging transactions was to effectively increase the conversion price of the 2.0% Convertible Senior Notes. Upon or prior to the maturity of the 2.0% Convertible Senior Notes, we may enter into agreements with the counterparty under the hedging transactions pursuant to which we would terminate or otherwise unwind in part or in full the hedging arrangements, but there can be no assurance that we will do so. Based on the price per share for our common stock as of October 31, 2011, in the event that the call options and warrants were terminated and settled for cash, we would expect to receive a net cash payment from the counterparty.

We have agreed that we will not, for a period of 60 days after the date of this prospectus supplement, without first obtaining the prior written consent of Goldman, Sachs & Co., directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriter pursuant to the underwriting agreement.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriter has been represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of AMERIGROUP Corporation as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been included and incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
AMERIGROUP Corporation:

We have audited the accompanying consolidated balance sheets of AMERIGROUP Corporation and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and consolidated statements of stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMERIGROUP Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMERIGROUP Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG LLP
Norfolk, Virginia
February 23, 2011

AMERIGROUP CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2010	2009
	(Dollars in thousands, except for per share data)

ASSETS
Current assets:
Cash and cash equivalents	$763,946	$505,915
Short-term investments	230,007	137,523
Premium receivables	83,203	104,867
Deferred income taxes	28,063	26,361
Provider and other receivables	32,861	33,083
Prepaid expenses	13,538	8,959
Other current assets	7,083	5,274

Total current assets	1,158,701	821,982
Long-term investments	639,165	711,196
Investments on deposit for licensure	114,839	102,780
Property, equipment and software, net	96,967	101,002
Other long-term assets	13,220	13,398
Goodwill	260,496	249,276

Total assets	$2,283,388	$1,999,634

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Claims payable	$510,675	$529,036
Accounts payable	7,023	4,685
Unearned revenue	103,067	98,298
Accrued payroll and related liabilities	71,253	37,311
Accrued expenses and other	114,260	77,191
Contractual refunds payable	44,563	12,776

Total current liabilities	850,841	759,297
Long-term convertible debt	245,750	235,104
Deferred income taxes	7,393	8,430
Other long-term liabilities	13,767	12,359

Total liabilities	1,117,751	1,015,190

Commitments and contingencies (Note 10)
Stockholders’ equity:
Common stock, $0.01 par value. Authorized 100,000,000 shares; outstanding 48,167,229 and 50,638,474 at December 31, 2010 and 2009, respectively	554	546
Additional paid-in capital	543,611	494,735
Accumulated other comprehensive income	627	1,354
Retained earnings	864,003	590,632

	1,408,795	1,087,267
Less treasury stock at cost (7,759,234 and 3,956,560 shares at December 31, 2010 and 2009, respectively)	(243,158)	(102,823)

Total stockholders’ equity	1,165,637	984,444

Total liabilities and stockholders’ equity	$2,283,388	$1,999,634

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands, except for per share data)

Revenues:
Premium	$5,783,458	$5,158,989	$4,366,359
Investment income and other	22,843	29,081	71,383

Total revenues	5,806,301	5,188,070	4,437,742

Expenses:
Health benefits	4,722,106	4,407,273	3,618,261
Selling, general and administrative	452,069	394,089	435,876
Premium tax	143,896	134,277	93,757
Depreciation and amortization	35,048	34,746	37,385
Litigation settlement	—	—	234,205
Interest	16,011	16,266	20,514

Total expenses	5,369,130	4,986,651	4,439,998

Income (loss) before income taxes	437,171	201,419	(2,256)
Income tax expense	163,800	52,140	54,350

Net income (loss)	$273,371	$149,279	$(56,606)

Net income (loss) per share:
Basic net income (loss) per share	$5.52	$2.89	$(1.07)

Weighted average number of common shares outstanding	49,522,202	51,647,267	52,816,674

Diluted net income (loss) per share	$5.40	$2.85	$(1.07)

Weighted average number of common shares and dilutive potential common shares outstanding	50,608,008	52,309,268	52,816,674

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

				Accumulated
			Additional	Other				Total
	Common Stock		Paid-in	Comprehensive	Retained	Treasury Stock		Stockholders’
	Shares	Amount	Capital	Income (Loss)	Earnings	Shares	Amount	Equity
	(Dollars in thousands)

Balances at January 1, 2008	53,129,928	$532	$444,275	$—	$497,959	25,713	$(872)	$941,894
Common stock issued upon exercise of stock options, vesting of restricted stock grants, and purchases under the employee stock purchase plan	725,232	7	10,241	—	—	—	—	10,248
Compensation expense related to share-based payments	—	—	10,381	—	—	—	—	10,381
Tax benefit related to share-based payments	—	—	2,034	—	—	—	—	2,034
Employee stock relinquished for payment of taxes	(18,770)	—	—	—	—	18,770	(618)	(618)
Common stock repurchases	(1,163,027)	—	—	—	—	1,163,027	(30,647)	(30,647)
Unrealized loss on available-for-sale securities, net of tax	—	—	—	(4,022)	—	—	—	(4,022)
Other	—	—	(5)	—	—	—	—	(5)
Net loss	—	—	—	—	(56,606)	—	—	(56,606)

Balances at December 31, 2008	52,673,363	539	466,926	(4,022)	441,353	1,207,510	(32,137)	872,659
Common stock issued upon exercise of stock options, vesting of restricted stock grants, and purchases under the employee stock purchase plan	714,161	7	11,034	—	—	—	—	11,041
Compensation expense related to share-based payments	—	—	15,936	—	—	—	—	15,936
Tax benefit related to share-based payments	—	—	842	—	—	—	—	842
Employee stock relinquished for payment of taxes	(24,161)	—	—	—	—	24,161	(591)	(591)
Employee stock relinquished for stock option exercises	(11,322)	—	—	—	—	11,322	(344)	(344)
Common stock repurchases	(2,713,567)	—	—	—	—	2,713,567	(69,751)	(69,751)
Unrealized gain on held-to-maturity investment portfolio at time of transfer to available-for-sale, net of tax	—	—	—	3,030	—	—	—	3,030
Unrealized gain on available-for-sale securities, net of tax	—	—	—	2,346	—	—	—	2,346
Other	—	—	(3)	—	—	—	—	(3)
Net income	—	—	—	—	149,279	—	—	149,279

Balances at December 31, 2009	50,638,474	546	494,735	1,354	590,632	3,956,560	(102,823)	984,444
Common stock issued upon exercise of stock options, vesting of restricted stock grants, and purchases under the employee stock purchase plan	1,331,429	8	26,458	—	—	—	—	26,466
Compensation expense related to share-based payments	—	—	19,635	—	—	—	—	19,635
Tax benefit related to share-based payments	—	—	3,097	—	—	—	—	3,097
Employee stock relinquished for payment of taxes	(54,005)	—	—	—	—	54,005	(1,795)	(1,795)
Common stock repurchases	(3,748,669)	—	—	—	—	3,748,669	(138,540)	(138,540)
Unrealized loss on available-for-sale securities, net of tax	—	—	—	(727)	—	—	—	(727)
Other	—	—	(314)	—	—	—	—	(314)
Net income	—	—	—	—	273,371	—	—	273,371

Balances at December 31, 2010	48,167,229	$554	$543,611	$627	$864,003	7,759,234	$(243,158)	$1,165,637

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$273,371	$149,279	$(56,606)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	35,048	34,746	37,385
Loss on disposal or abandonment of property, equipment and software	354	585	644
Deferred tax (benefit) expense	(2,262)	818	(288)
Compensation expense related to share-based payments	19,635	15,936	10,381
Convertible debt non-cash interest	10,646	9,974	9,344
Impairment of goodwill	—	—	8,808
Gain on sale of intangible assets	(4,000)	—	—
Gain on sale of contract rights	—	(5,810)	—
Other	9,219	(167)	(441)
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Premium receivables	21,664	(18,272)	(3,655)
Prepaid expenses, provider and other receivables and other current assets	(10,818)	(2,310)	41,183
Other assets	(691)	(1,146)	788
Claims payable	(18,361)	(7,071)	(5,066)
Accounts payable, accrued expenses, contractual refunds payable and other current liabilities	61,967	(43,758)	5,557
Unearned revenue	4,769	15,710	26,651
Other long-term liabilities	1,408	(1,480)	(409)

Net cash provided by operating activities	401,949	147,034	74,276

Cash flows from investing activities:
Proceeds from sale of trading securities	12,000	5,850	—
Purchase of trading securities	—	—	(17,850)
Proceeds from sale of available-for-sale securities	1,063,119	299,239	121,039
Purchase of available-for-sale securities	(1,104,496)	(648,670)	(78,864)
Proceeds from redemption of held-to-maturity securities	—	273,125	617,025
Purchase of held-to-maturity securities	—	(194,851)	(644,431)
Purchase of property, equipment and software	(29,463)	(29,738)	(37,034)
Proceeds from redemption of investments on deposit for licensure	86,345	72,164	68,404
Purchase of investments on deposit for licensure	(98,737)	(79,574)	(73,897)
Proceeds from sale of intangible assets	4,000	—	—
Proceeds from sale of contract rights	—	5,810	—
Purchase of contract rights and related assets	(13,420)	—	—
Purchase price adjustment received	—	—	1,500
Release of restricted investments held as collateral	—	—	351,318

Net cash (used in) provided by investing activities	(80,652)	(296,645)	307,210

Cash flows from financing activities:
Repayment of borrowings under credit facility	—	(44,318)	(84,028)
Net increase (decrease) in bank overdrafts	40,890	(2,492)	2,192
Payment of capital lease obligations	—	—	(368)
Customer funds administered	4,821	(2,725)	(5,259)
Proceeds from exercise of stock options and employee stock purchases	26,466	10,698	10,248
Repurchase of common stock shares	(138,540)	(69,751)	(30,647)
Tax benefit related to share-based payments	3,097	842	2,034

Net cash used in financing activities	(63,266)	(107,746)	(105,828)

Net increase (decrease) in cash and cash equivalents	258,031	(257,357)	275,658
Cash and cash equivalents at beginning of year	505,915	763,272	487,614

Cash and cash equivalents at end of year	$763,946	$505,915	$763,272

Supplemental disclosures of cash flow information:
Cash paid for interest	$5,380	$6,302	$12,832

Cash paid for income taxes	$169,890	$51,745	$27,977

Supplemental disclosures non-cash information:
Employee stock relinquished for payment of taxes	$(1,795)	$(591)	$(618)

Employee stock relinquished for stock option exercises	$—	$(344)	$—

Transfer of held-to-maturity securities to available-for-sale securities	$—	$424,237	$—

Transfer of held-to-maturity investments on deposit to available-for-sale investments on deposit	$—	$98,458	$—

Unrealized gain on held-to-maturity portfolio at time of transfer to available-for-sale, net of tax	$—	$3,030	$—

Unrealized (loss) gain on available-for-sale securities, net of tax	$(727)	$2,346	$(4,022)

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Dollars in thousands, except for per share data)

(1)	Corporate Organization and Principles of Consolidation

(a)	Corporate Organization

AMERIGROUP Corporation, a Delaware corporation, through its wholly-owned subsidiaries, is a multi-state managed health care company focused on serving people who receive health care benefits through publicly funded health care programs, including Medicaid, Children’s Health Insurance Program (“CHIP”), Medicaid expansion and Medicare Advantage. AMERIGROUP Corporation and its subsidiaries are collectively referred to as “the Company”.

AMERIGROUP Corporation was incorporated in 1994 and began operations of its wholly-owned subsidiaries to develop, own and operate as managed health care companies. The Company operates in one business segment with a single line of business.

(b)	Principles of Consolidation

The audited Consolidated Financial Statements include the financial statements of AMERIGROUP Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, certain reclassifications have been made to prior year amounts on the audited Consolidated Balance Sheets to conform to the current year presentation.

(c)	Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the audited Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period to prepare these audited Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (“GAAP”). Actual results could differ from those estimates. As discussed in Note 2 (i), these estimates and assumptions are particularly sensitive when recording claims payable and health benefits expenses.

(2)	Summary of Significant Accounting Policies and Practices

(a)	Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had cash equivalents of $742,141 and $481,585 at December 31, 2010 and 2009, respectively. Cash equivalents at December 31, 2010 consisted of certificates of deposit, commercial paper, corporate bonds, money market funds, municipal bonds, and U.S. Treasury securities. Cash equivalents at December 31, 2009 consisted of certificates of deposit, commercial paper, corporate bonds, debt securities of government sponsored entities, money market funds and municipal bonds.

(b)	Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

date. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, premium receivables, provider and other receivables, prepaid expenses, other current assets, claims payable, accounts payable, unearned revenue, accrued payroll and related liabilities, accrued expenses and other current liabilities and contractual refunds payable: These financial instruments are carried at cost which approximates fair value because of the short maturities of these items.

Cash equivalents, short-term investments, long-term investments, investments on deposit for licensure, cash surrender value of life insurance policies (included in other long-term assets), deferred compensation (included in other long-term liabilities) and the forward contract related to certain auction rate securities (included in other long-term assets at December 31, 2009): Fair values for these items are determined based upon quoted market prices or discounted cash flow analyses.

Convertible Senior Notes: The estimated fair value of the Company’s 2.0% Convertible Senior Notes is determined based upon a quoted market price.

Additional information regarding fair value measurements is included in Note 3, Fair Value Measurements.

(c)	Short- and Long-Term Investments and Investments on Deposit for Licensure

Short- and long-term investments and investments on deposit for licensure at December 31, 2010 and 2009 consisted of investment vehicles such as auction rate securities, certificates of deposit, commercial paper, corporate bonds, debt securities of government sponsored entities, Federally insured corporate bonds, money market funds, municipal bonds and U.S. Treasury securities. The Company considers all investments with original maturities greater than three months but less than or equal to twelve months to be short-term investments. At December 31, 2010, all of the Company’s debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with changes in fair value reported in accumulated other comprehensive income until realized through the sale or maturity of the security or at the time at which an other-than-temporary-impairment is determined.

As a condition for licensure by various state governments to operate health maintenance organizations (“HMOs”), health insuring corporations (“HICs”) or prepaid health services plans (“PHSPs”), the Company is required to maintain certain funds on deposit, in specific dollar amounts based on either formulas or set amounts, with or under the control of the various departments of insurance. The Company purchases interest-bearing investments with a fair value equal to or greater than the required dollar amount. The interest that accrues on these investments is not restricted and is available for withdrawal.

Effective July 1, 2009, the Company began reporting all of the debt securities in its investment portfolio as available-for-sale, other than certain auction rate securities that were subject to a forward contract and continued to be classified as trading securities until sold in 2010. The decision to reclassify the securities as available-for-sale is intended to provide the Company with the opportunity to improve liquidity and increase investment returns through prudent investment management while providing financial flexibility in determining whether to hold those securities to maturity. Additional information regarding the reclassification of debt securities as well as additional information regarding the purchase amount, realized gains, realized losses and fair value for trading securities held at December 31, 2009 is included in Note 4, Short- and Long-Term Investments and Investments on Deposit for Licensure. Additional information regarding the sale of certain auction rate securities that

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

were subject to a forward contract and continued to be classified as trading securities until sold in 2010 is included in Note 3, Fair Value Measurements.

(d)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful lives of the assets. The estimated useful lives are as follows:

Leasehold improvements	3-15 years
Furniture and fixtures	7 years
Equipment	3-5 years

(e)	Software

Software is stated at cost less accumulated amortization. Software is amortized over its estimated useful life of three to ten years, using the straight-line method.

(f)	Other Assets

Other assets include cash surrender value of life insurance policies, net amortizable intangible assets acquired in business combinations, debt issuance costs, deposits, cash on deposit for payment of claims under administrative services only (“ASO”) arrangements and at December 31, 2009, forward contract rights related to certain auction rate securities. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(g)	Goodwill and Other Intangibles

Goodwill represents the excess of cost over fair value of businesses acquired. Goodwill and intangible assets acquired in a business combination and determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually. The Company performs its annual impairment review of goodwill and indefinite lived intangible assets at December 31 and when a triggering event occurs between annual impairment tests.

(h)	Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the audited Consolidated Balance Sheets and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the audited Consolidated Balance Sheets. No impairment of long-lived assets was recorded in 2010, 2009 or 2008.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the fair value of a reporting unit is determined and compared to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation on a business acquisition. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(i)	Claims Payable

Accrued health benefits expenses for claims associated with the provision of services to the Company’s members (including hospital inpatient and outpatient services, physician services, pharmacy and other ancillary services) include amounts billed and not paid and an estimate of costs incurred for unbilled services provided. These estimates are principally based on historical payment patterns while taking into consideration variability in those patterns using actuarial techniques. In addition, claims processing costs are accrued based on an estimate of the costs necessary to process unpaid claims. Claims payable are reviewed and adjusted periodically and, as adjustments are made, differences are included in current operations.

(j)	Contractual Refunds Payable

Included in contractual refunds payable is a liability for contractual premium. Our contracts in the States of Maryland, Florida, New Jersey and Virginia contain provisions relating to the amount of profit that can be earned. Depending on the contract, these profit collars are determined based on items such as minimum medical loss ratios or underwriting gain limitations and can be based on a calendar year or a state fiscal year basis. Medical loss ratio calculations typically limit the medical expenses as a percentage of revenue to a predetermined contractual percentage. Underwriting gain limitations limit the income before taxes and investment income to a predetermined percentage. Accruals for these refunds payable are reflected as reductions to premium revenue. Any adjustment made to the estimated liability as a result of final settlement is included in current operations.

Experience rebate payable, included in contractual refunds payable, consists of estimates of amounts due under contracts with the State of Texas. These amounts are computed based on a percentage of the contract profits as defined in the contract with the State. The profitability computation includes premium revenue earned from the State less paid medical and administrative costs incurred and estimated unpaid claims payable for the applicable membership. The unpaid claims payable estimates are based on historical payment patterns using actuarial techniques. A final settlement is generally made 334 days after the contract period ends using paid claims data and is subject to audit by the State of Texas any time thereafter. Accruals for this rebate payable is reflected as a reduction in premium revenue. Any adjustment made to the experience rebate payable as a result of final settlement is included in current operations.

(k)	Premium Revenue

Premium revenue is recorded based on membership and premium information from each government agency with whom the Company contracts to provide services. Premiums are due monthly and are recognized as revenue during the period in which the Company is obligated to provide services to members. Premium payments from contracted government agencies are based on

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

eligibility lists produced by the government agencies. Adjustments to eligibility lists produced by the government agencies result from retroactive application of enrollment or disenrollment of members or classification changes between rate categories. The Company estimates the amount of retroactive premium owed to or from the government agencies each period and adjusts premium revenue accordingly. In all of the states in which the Company operates, except Florida, New Mexico, Tennessee and Virginia, the Company is eligible to receive supplemental payments for newborns and/or obstetric deliveries. In some states, the level of payment is determined based on the health status of the newborn. Each state contract is specific as to what is required before payments are generated. Upon delivery of a newborn, each state is notified according to the contract. Revenue is recognized in the period that the delivery occurs and the related services are provided to the Company’s member. Additionally, in some states, supplemental payments are received for certain services such as high cost drugs and early childhood prevention screenings. Any amounts that have been earned and have not been received from the state by the end of the period are recorded on the balance sheet as premium receivables.

Additionally, delays in annual premium rate changes require that the Company defer the recognition of any increases to the period in which the premium rates become final. The time lag between the effective date of the premium rate increase and the final contract can and has been delayed one quarter or more. The value of the impact can be significant in the period in which it is recognized dependent on the magnitude of the premium rate change, the membership to which it applies and the length of the delay between the effective date and the final contract date.

(l)	Stop-Loss Coverage

Stop-loss premiums, net of recoveries, are included in health benefits expense in the accompanying audited Consolidated Statements of Operations.

(m)	Stock-Based Compensation

Stock-based compensation expense related to share-based payments are recorded in accordance with GAAP, whereby it is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair value of employee share options and similar instruments is estimated using option-pricing models. That cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally quarterly over four years.

(n)	Premium Tax

Taxes based on premium revenues are currently paid by all of the Company’s health plan subsidiaries except in the States of Florida and Virginia. The State of Georgia repealed its premium tax levy effective October 1, 2009 which was subsequently reinstated at a lower rate in July 2010. As of December 31, 2010, premium taxes range from 1.75% to 7.50% of premium revenue or are calculated on a per member per month basis.

(o)	Income Taxes

The Company accounts for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when the Company realizes such amounts. On a quarterly basis, the Company’s tax liability is estimated based on enacted tax rates, estimates of

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

book-to-tax differences in income, and projections of income that will be earned in each taxing jurisdiction.

After tax returns for the applicable year are filed, the estimated tax liability is adjusted to the actual liability per the filed state and Federal tax returns. Historically, the Company has not experienced significant differences between its estimates of tax liability and its actual tax liability.

Similar to other companies, the Company sometimes faces challenges from the tax authorities regarding the amount of taxes due. Positions taken on the tax returns are evaluated and benefits are recognized only if it is more likely than not that the position will be sustained on audit. Based on the Company’s evaluation of its tax positions, it is believed that potential tax exposures have been recorded appropriately.

In addition, the Company is periodically audited by state and Federal tax authorities and these audits can result in proposed assessments. The Company believes that its tax positions comply with applicable tax law and, as such, will vigorously defend its positions on audit. The Company believes that it has adequately provided for any reasonable foreseeable outcome related to these matters. Although the ultimate resolution of these audits may require additional tax payments, it is not anticipated that any additional tax payments would have a material impact to earnings.

The qui tam litigation settlement payment in 2008 (see Note 13) had a significant impact on tax expense and the effective tax rates for 2009 and 2008 due to the fact that a portion of the settlement payment is not deductible for income tax purposes. At December 31, 2008, the estimated tax benefit associated with the qui tam settlement payment was $34,566. In 2009, the Company recorded an additional $22,449 tax benefit under a pre-filing agreement with the Internal Revenue Service (“IRS”). The pre-filing agreement program permits taxpayers to resolve tax issues in advance of filing their corporate income tax returns. The Company does not anticipate that there will be any further material changes to the tax benefit associated with this litigation settlement in future periods.

(p)	Net Income (Loss) Per Share

Basic net income (loss) per share has been computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted net income (loss) per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential common shares and has been computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options, convertible debt securities and warrants after applying the treasury stock method to the extent the potential common shares are dilutive.

(q)	Recent Accounting Standards

Intangibles — Goodwill and Other

In December 2010, the Financial Accounting Standards Board (“FASB”) issued new guidance related to performing the goodwill impairment test for reporting units with zero or negative carrying amounts. The new guidance eliminates an entity’s ability to assert that it does not need to perform Step 2 of the goodwill impairment test based solely on the fact that a business unit’s carrying amount is zero or negative. Entities will now be required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists as a result of any adverse qualitative factors. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not anticipate that the adoption of this new guidance will materially impact its financial position, results of operations or cash flows.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Business Combinations

In December 2010, the FASB issued new guidance on business combinations to clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the prior annual reporting period and to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This new guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Future acquisitions will be accounted for under this guidance.

(r)	Risks and Uncertainties

The Company’s profitability depends in large part on accurately predicting and effectively managing health benefits expense. The premium and benefit structure is continually reviewed to reflect the underlying claims experience and revised actuarial data; however, several factors could adversely affect the health benefits expense. Certain of these factors, which include changes in health care practices, cost trends, inflation, new technologies, major epidemics or pandemics, natural disasters and malpractice litigation, are beyond any health plan’s control and could adversely affect the Company’s ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company’s results of operations.

At December 31, 2010, the Company served members who received health care benefits through contracts with the regulatory entities in the jurisdictions in which it operates. For the year ended December 31, 2010, the Texas contract represented approximately 23% of premium revenues and the Tennessee, Georgia and Maryland contracts represented approximately 15%, 12% and 11% of premium revenues, respectively. The Company’s state contracts have terms that are generally one- to two-years in length, some of which contain optional renewal periods at the discretion of the individual state. Some contracts also contain a termination clause with notification periods generally ranging from 30 to 180 days. At the termination of these contracts, re-negotiation of terms or the requirement to enter into a re-bidding or reprocurement process is required to execute a new contract. If these contracts were not renewed on favorable terms to the Company, the Company’s financial position, results of operations or cash flows could be materially adversely affected.

(3)	Fair Value Measurements

Assets and liabilities recorded at fair value in the audited Consolidated Balance Sheets are categorized based upon a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Tier Level	Tier Definition

Level 1	Observable inputs such as quoted prices in active markets.
Level 2	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3	Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Transfers between levels, as a result of changes in the inputs used to determine fair value, are recognized as of the beginning of the reporting period in which the transfer occurs. There were no transfers between levels for the year ended December 31, 2010.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Assets

The Company’s assets measured at fair value on a recurring basis at December 31, 2010 and 2009 were as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Cash equivalents	$742,141	$565,418	$176,723	$—
Money market funds	20,009	20,009	—	—
Available-for-sale securities:
Auction rate securities	21,293	—	—	21,293
Certificates of deposit	13,651	—	13,651	—
Commercial paper	14,793	—	14,793	—
Corporate bonds	237,916	—	237,916	—
Debt securities of government sponsored entities	332,051	332,051	—	—
Federally insured corporate bonds	21,454	21,454	—	—
Municipal bonds	300,817	—	300,817	—
U.S. Treasury securities	21,721	21,721	—	—

Total assets measured at fair value	$1,725,846	$960,653	$743,900	$21,293

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Cash equivalents	$481,585	$471,326	$10,259	$—
Auction rate securities (trading)	10,835	—	—	10,835
Forward contract related to auction rate securities	1,165	—	—	1,165
Money market funds	21,978	21,978	—	—
Available-for-sale securities:
Auction rate securities	46,003	—	—	46,003
Certificates of deposit	36,155	—	36,155	—
Commercial paper	8,992	—	8,992	—
Corporate bonds	210,163	—	210,163	—
Debt securities of government sponsored entities	382,976	382,976	—	—
Federally insured corporate bonds	47,008	47,008	—	—
Municipal bonds	165,681	—	165,681	—
U.S. Treasury securities	21,294	21,294	—	—

Total assets measured at fair value	$1,433,835	$944,582	$431,250	$58,003

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2009, a net unrealized loss of $1,201 and a net unrealized gain of $8,578, respectively, was recorded to accumulated other comprehensive income as a result of changes in fair value for investments classified as available-for-sale.

The following table presents the changes in the Company’s assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), for the years ended December, 31 2010 and 2009:

	2010	2009

Balance at beginning of period	$58,003	$73,654
Total net realized (losses) gains included in earnings	(290)	224
Total net unrealized gains included in other comprehensive income	2,790	2,225
Sales and calls by issuers	(39,210)	(18,100)

Balance at end of period	$21,293	$58,003

At December 31, 2010 and 2009, the Company did not elect the fair value option available under current guidance for any financial assets and liabilities that were not required to be measured at fair value.

The Company has invested in auction rate securities issued by student loan corporations established by various state governments which are reflected at fair value and included in long-term investments in the accompanying audited Consolidated Balance Sheets. The auction events for these securities failed during early 2008 and have not resumed. Therefore, the estimated fair values of these securities have been determined utilizing discounted cash flow analyses as of December 31, 2010 and 2009. These analyses consider, among other items, the creditworthiness of the issuer, the timing of the expected future cash flows, including the final maturity associated with the securities, and an assumption of when the next time the security is expected to have a successful auction. These securities were also compared, when possible, to other observable and relevant market data. As the timing of future successful auctions, if any, cannot be predicted, auction rate securities are classified as long-term.

During the years ended December 31, 2010 and 2009, proceeds from the sale or call of certain investments in auction rate securities, the net realized gains and the amount of prior period net unrealized losses reclassified from accumulated other comprehensive income on a specific-identification basis were as follows (excludes the impact of the forward contract discussed below):

	December 31,
	2010	2009

Proceeds from sale or call of auction rate securities	$39,210	$18,100
Net realized gain recorded in earnings	875	1,073
Net unrealized loss reclassified from accumulated other comprehensive income, included in realized gain above	(290)	—

During the fourth quarter of 2008, the Company entered into a forward contract with a registered broker-dealer, at no cost, which provided the Company with the ability to sell certain auction rate securities to the registered broker-dealer at par within a defined timeframe, beginning June 30, 2010. These securities were classified as trading securities because the Company did not intend to hold these securities until final maturity. Trading securities are carried at fair value with changes in fair value recorded in earnings. The value of the forward contract was estimated using a discounted cash flow analysis taking into consideration the creditworthiness of the counterparty to the agreement. The

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

forward contract was included in other long-term assets. As of June 30, 2010, all of the remaining trading securities under the terms of this forward contract were repurchased by the broker-dealer; therefore, the forward contract expired and a realized loss of $1,165 was recorded during the year ended December 31, 2010, which was largely offset by recovery of the related auction rate securities at par.

Liabilities

The estimated fair value of the 2.0% Convertible Senior Notes is determined based upon a quoted market price. As of December 31, 2010 and 2009, the fair value of the borrowings under the 2.0% Convertible Senior Notes was $303,550 and $246,025, respectively, compared to the face value of $260,000.

(4)	Short- and Long-Term Investments and Investments on Deposit for Licensure

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale short- and long-term investments and investments on deposit for licensure held at December 31, 2010 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Holding Gains	Holding Losses	Value

Auction rate securities, maturing in greater than ten years	$22,650	$—	$1,357	$21,293
Cash equivalents, maturing within one year	306	—	—	306
Certificates of deposit, maturing within one year	13,651	—	—	13,651
Commercial paper, maturing within one year	14,797	—	4	14,793
Corporate bonds, maturing within one year	105,826	555	10	106,371
Corporate bonds, maturing between one year and five years	129,949	1,772	176	131,545
Debt securities of government sponsored entities, maturing within one year	170,209	416	—	170,625
Debt securities of government sponsored entities, maturing between one year and five years	161,684	207	465	161,426
Federally insured corporate bonds, maturing within one year	21,097	360	3	21,454
Money market funds, maturing within one year	20,009	—	—	20,009
Municipal bonds, maturing within one year	101,572	40	13	101,599
Municipal bonds, maturing between one year and five years	29,539	129	24	29,644
Municipal bonds, maturing between five years and ten years	121,547	964	1,171	121,340
Municipal bonds, maturing in greater than ten years	48,576	12	354	48,234
U.S. Treasury securities, maturing within one year	18,113	52	—	18,165
U.S. Treasury securities, maturing between one year and five years	3,479	78	1	3,556

Total	$983,004	$4,585	$3,578	$984,011

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale short- and long-term investments and investments on deposit for licensure held at December 31, 2009 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Holding Gains	Holding Losses	Value

Auction rate securities, maturing between one year and five years	$4,000	$—	$231	$3,769
Auction rate securities, maturing in greater than ten years	46,150	—	3,916	42,234
Cash equivalents, maturing within one year	414	—	—	414
Certificates of deposit, maturing within one year	36,150	5	—	36,155
Commercial paper, maturing within one year	8,989	3	—	8,992
Corporate bonds, maturing within one year	45,722	627	1	46,348
Corporate bonds, maturing between one year and five years	162,017	1,897	99	163,815
Debt securities of government sponsored entities, maturing within one year	168,181	868	22	169,027
Debt securities of government sponsored entities, maturing between one year and five years	212,588	1,427	66	213,949
Federally insured corporate bonds, maturing within one year	22,040	316	—	22,356
Federally insured corporate bonds, maturing between one year and five years	24,200	459	7	24,652
Money market funds, maturing within one year	21,978	—	—	21,978
Municipal bonds, maturing within one year	22,612	18	3	22,627
Municipal bonds, maturing between one year and five years	15,271	138	6	15,403
Municipal bonds, maturing between five years and ten years	32,632	300	57	32,875
Municipal bonds, maturing in greater than ten years	94,366	415	5	94,776
U.S. Treasury securities, maturing within one year	16,189	8	13	16,184
U.S. Treasury securities, maturing between one year and five years	4,959	151	—	5,110

Total	$938,458	$6,632	$4,426	$940,664

As of December 31, 2010, the Company had divested all of its trading securities, which consisted only of auction rate securities (see Note 3). The purchase amount, realized gains, realized losses and fair value for trading securities held at December 31, 2009 were as follows:

	Purchase	Realized	Realized	Fair
	Amount	Gains	Losses	Value

2009:
Auction rate securities, maturing in greater than ten years	$12,000	$—	$1,165	$10,835

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following tables show the fair value of the Company’s available-for-sale investments with unrealized losses that are not deemed to be other-than-temporarily impaired at December 31, 2010 and 2009. Investments are aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 Months			12 Months or Greater
		Gross			Gross
		Unrealized	Total		Unrealized	Total
	Fair	Holding	Number of	Fair	Holding	Number of
	Value	Losses	Securities	Value	Losses	Securities

2010:
Auction rate securities	$—	$—	—	$21,293	$1,357	6
Commercial paper	19,495	4	8
Corporate bonds	71,278	186	37	—	—	—
Debt securities of government sponsored entities	86,881	465	29	—	—	—
Federally insured corporate bond	4,036	3	1	—	—	—
Municipal bonds	160,860	1,562	64	—	—	—
U.S. Treasury securities	9,564	1	3	—	—	—

Total temporarily impaired securities	$352,114	$2,221	142	$21,293	$1,357	6

	Less than 12 Months			12 Months or Greater
		Gross			Gross
		Unrealized	Total		Unrealized	Total
	Fair	Holding	Number of	Fair	Holding	Number of
	Value	Losses	Securities	Value	Losses	Securities

2009:
Auction rate securities	$—	$—	—	$46,003	$4,147	13
Corporate bonds	40,971	100	32	—	—	—
Debt securities of government sponsored entities	44,881	88	13	—	—	—
Federally insured corporate bond	4,076	7	1	—	—	—
Municipal bonds	17,771	71	7	—	—	—
U.S. Treasury securities	9,420	13	2	—	—	—

Total temporarily impaired securities	$117,119	$279	55	$46,003	$4,147	13

The temporary declines in value at December 31, 2010 and 2009 are primarily due to fluctuations in short-term market interest rates and the lack of liquidity of auction rate securities. Auction rate securities that have been in an unrealized loss position for greater than 12 months have experienced losses due to the lack of liquidity for these instruments, not as a result of impairment of the underlying debt securities. Additionally, the Company does not intend to sell any of these securities prior to maturity or recovery and it is not likely that the Company will be required to sell these securities prior to maturity; therefore, there is no indication of other-than-temporary impairment for these securities.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Effective July 1, 2009, the Company began reporting all of the debt securities in its investment portfolio as available-for-sale, other than certain auction rate securities that were subject to a forward contract and continued to be classified as trading securities until sold in 2010 (see Note 3). The change resulted in the transfer to available-for-sale of $397,369 in held-to-maturity securities and $80,761 in held-to-maturity investments on deposit, with unrealized gains of $4,648 and $464, respectively, and the transfer to available-for-sale of $26,868 in held-to-maturity securities and $17,697 in held-to-maturity investments on deposit, with unrealized losses of $193 and $54, respectively. The unrealized gains and losses, net of the related tax effects, were recorded to accumulated other comprehensive income.

(5)	Property, Equipment and Software, Net

Property, equipment and software, net at December 31, 2010 and 2009 is summarized as follows:

	2010	2009

Leasehold improvements	$35,997	$33,799
Furniture and fixtures	21,742	21,169
Equipment	60,924	67,691
Software	152,987	135,036

	271,650	257,695
Less accumulated depreciation and amortization	(174,683)	(156,693)

	$96,967	$101,002

Depreciation and amortization expense on property and equipment was $12,795, $15,506 and $16,321 for the years ended December 31, 2010, 2009 and 2008, respectively. Amortization expense on software was $20,349, $16,392 and $14,255 for the years ended December 31, 2010, 2009 and 2008, respectively.

(6)	Market Updates

(a)	Awards and Acquisitions

Medicare Advantage

In June 2010, the Company received approval from the Centers for Medicare & Medicaid Services (“CMS”) to add Tarrant County to its Medicare Advantage service area in Texas, and to add Rutherford County to its Medicare Advantage service area in Tennessee. In addition, CMS approved expansion of the Company’s Medicare Advantage plans to cover traditional Medicare beneficiaries in addition to the existing special needs beneficiaries already covered in Texas, Tennessee and New Mexico. These approvals allow the Company to begin serving Medicare members in the expanded areas effective January 1, 2011.

Texas

In May 2010, the Texas Health and Human Services Commission (“HHSC”) announced that the Company’s Texas health plan was selected through a competitive procurement to expand health care coverage to seniors and people with disabilities in the six-county service area surrounding Fort Worth, Texas. AMERIGROUP Texas, Inc. began serving approximately 27,000 STAR+PLUS members in that service area on February 1, 2011, a portion of which were previously the Company’s members under an ASO contract. AMERIGROUP Texas, Inc. is one of two health plans awarded this expansion

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

contract; however, AMERIGROUP Texas, Inc. is currently serving all STAR+PLUS members in the Fort Worth market while the other health plan completes its readiness review. If and when that second health plan becomes operational, the members will be provided an opportunity to choose between health plans.

Tennessee

On March 1, 2010, the Company’s Tennessee health plan began offering long-term care services to existing members through the State’s TennCare CHOICES program. The program, created as a result of the Long Term Care Community Choices Act of 2008, is an expansion program offered through amendments to existing Medicaid managed care contracts. TennCare CHOICES focuses on promoting independence, choice, dignity and quality of life for long-term care Medicaid managed care recipients by offering members the option to live in their own homes while receiving long-term care and other medical services.

New Jersey

On March 1, 2010, the Company’s New Jersey health plan acquired the Medicaid contract rights and rights under certain provider agreements of University Health Plans, Inc. (“UHP”) for strategic reasons. The purchase price of $13,420 was financed through available cash. The entire purchase price was allocated to goodwill and other intangibles, which includes $2,200 of specifically identifiable intangibles allocated to the rights to the Medicaid service contract and the assumed provider contracts. Intangible assets related to the rights to the Medicaid service contract are being amortized over a period of approximately 117 months based on a projected disenrollment rate of members in this market. Intangible assets related to the provider network are being amortized over 120 months on a straight-line basis.

(b)	Pending Contractual Revisions

Texas

HHSC is currently drafting a request for proposal (“RFP”) for the re-bid of its entire managed care program in the State of Texas. The Company anticipates the release of the RFP and HHSC’s selection of vendors under the new contract will occur sometime in 2011 with details regarding implementation dates dependent on the timing of the award. If the Company is not awarded this contract through the re-bidding process, the Company’s results of operations, financial position or cash flows in future periods could be materially and adversely affected.

Georgia

The Company’s Temporary Assistance for Needy Families (“TANF”) and CHIP contract between its Georgia health plan and the State of Georgia expires June 30, 2011 with the State’s option to renew the contract for one additional one-year term. The State has notified the Company of its intent to renew its contract effective July 1, 2011 and to amend the Company’s existing contract to include an option to renew for two additional one-year terms.

(c)	Market Exits

South Carolina

The Company’s South Carolina health plan was licensed as a HMO and became operational in November 2007 with the TANF population, followed by a separate CHIP contract in May 2008. On March 1, 2009, the South Carolina health plan sold its rights to serve Medicaid members pursuant to the contract with the State of South Carolina for $5,810, and recorded a gain which is included in

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

investment income and other revenues for the year ended December 31, 2009. As a result of this transaction, the Company’s South Carolina health plan does not currently serve any members. Costs recorded to discontinue operations in South Carolina were not material to the Company’s results of operations, financial position or cash flows.

District of Columbia

On March 10, 2008, the Company’s Maryland health plan was notified that it was one of four successful bidders in the reprocurement of the District of Columbia’s Medicaid managed care business for the contract period beginning May 1, 2008. On April 2, 2008, the Company’s Maryland health plan elected not to participate in the District’s new contract due to premium rate and programmatic concerns. Accordingly, its contract with the District of Columbia, as amended, terminated on June 30, 2008. As a result of exiting this market, the Company wrote off goodwill of $2,264 to selling, general and administrative expenses during the year ended December 31, 2008.

Tennessee

On November 1, 2007, the Company’s Tennessee health plan acquired the contract rights and substantially all of the assets of Memphis Managed Care Corporation (“MMCC”) including substantially all of the assets of Midsouth Health Solutions, Inc., a subsidiary of MMCC, for approximately $11,733. The purchase price was financed through available unregulated cash. The assets purchased consisted primarily of MMCC’s rights to provide services through an ASO contract to the State of Tennessee for its TennCare members in the West Tennessee region. Goodwill and other intangibles totaled $9,967, which included $1,923 of specifically identifiable intangibles allocated to the rights to the ASO contract, the provider network and trademarks. The ASO contract terminated on October 31, 2008, pursuant to its terms. The Company received a purchase price adjustment that reduced the purchase price by $1,500 for early termination of the ASO contract which was recorded as an adjustment to goodwill. As a result of the early termination of the ASO contract, the Company wrote off to selling, general and administrative expenses the remaining goodwill of $71 and $6,544 during the years ended December 31, 2009 and 2008, respectively.

(7)	Summary of Goodwill and Acquired Intangible Assets

The change in the carrying amount of goodwill for the year ended December 31, 2010 is as follows:

	January 1,		Disposals/	December 31,
	2010	Additions(1)	Impairments	2010

Goodwill	$258,155	$11,220	$—	$269,375
Accumulated impairment losses	(8,879)	—	—	(8,879)

Total	$249,276	$11,220	$—	$260,496

(1)	Goodwill associated with the acquisition of the Medicaid contract rights and rights under certain provider agreements of UHP on March 1, 2010.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The change in the carrying amount of goodwill for the year ended December 31, 2009 is as follows:

	January 1,		Disposals/	December 31,
	2009	Additions	Impairments(1)	2009

Goodwill	$258,155	$—	$—	$258,155
Accumulated impairment losses	(8,808)	—	(71)	(8,879)

Total	$249,347	$—	$(71)	$249,276

(1)	Goodwill written off related to Midsouth Health Solutions, Inc.

As a result of the Company’s exit from the West Tennessee and District of Columbia markets in 2008, impairment losses of $71 and $8,808 were recorded during the years ended December 31, 2009 and 2008, respectively, related to goodwill. No impairment of goodwill was recorded in 2010.

Other acquired intangible assets for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Membership rights and provider contracts	$28,171	$(26,106)	$25,971	$(25,517)
Non-compete agreements and trademarks	946	(946)	1,596	(1,596)

	$29,117	$(27,052)	$27,567	$(27,113)

Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $589, $404 and $2,496, respectively, and the estimated aggregate amortization expense for the five succeeding years is as follows:

Estimated
Amortization
Expense

2011	$485
2012	365
2013	284
2014	225
2015	150

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(8)	Claims Payable

The following table presents the components of the change in medical claims payable for the years ended December 31:

	2010	2009	2008

Medical claims payable as of January 1	$529,036	$536,107	$541,173
Health benefits expenses incurred during the year:
Related to current year	4,828,321	4,492,590	3,679,107
Related to prior years	(106,215)	(85,317)	(60,846)

Total incurred	4,722,106	4,407,273	3,618,261
Health benefits payments during the year:
Related to current year	4,359,216	4,007,789	3,197,732
Related to prior years	381,251	406,555	425,595

Total payments	4,740,467	4,414,344	3,623,327

Medical claims payable as of December 31	$510,675	$529,036	$536,107

Current year medical claims paid as a percent of current year health benefits expenses incurred	90.3%	89.2%	86.9%

Health benefits expenses incurred related to prior years as a percent of prior year medical claims payable as of December 31	(20.1)%	(15.9)%	(11.2)%

Health benefits expenses incurred related to prior years as a percent of the prior year’s health benefits expenses related to current year	(2.4)%	(2.3)%	(1.9)%

Health benefits expense incurred during the year was reduced by approximately $106,200, $85,300 and $60,800 in the years ended December 31, 2010, 2009 and 2008, respectively, for amounts related to prior years. Actuarial standards of practice generally require that the liabilities established for accrued medical expenses be sufficient to cover obligations under an assumption of moderately adverse conditions. Moderately adverse conditions were not experienced in any of these periods. Therefore, included in the amounts related to prior years are approximately $32,200, $34,400 and $37,300 for the years ended December 31, 2010, 2009 and 2008, respectively, related to amounts included in the medical claims payable as of January 1 of each respective year in order to establish the liability at a level adequate for moderately adverse conditions.

The remaining reduction in health benefits expense incurred during the year, related to prior years, of approximately $74,000, $50,900 and $23,500 for the years ended December 31, 2010, 2009 and 2008, respectively, primarily resulted from obtaining more complete claims information for claims incurred for dates of service in the prior years. These amounts are referred to as net reserve development. We experienced lower medical trend than originally estimated due to moderating medical trends lower than previously estimated and to claims processing initiatives that yielded increased claim payment recoveries and coordination of benefits in 2010, 2009 and 2008 related to prior year dates of services for all periods. These factors also caused the actuarial estimates to include faster completion factors than were originally established. The faster completion factors contributed to the net favorable reserve development in each respective period.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(9)	Long-Term Debt

Convertible Senior Notes

As of December 31, 2010, the Company had $260,000 outstanding in aggregate principal amount of 2.0% Convertible Senior Notes issued March 28, 2007 and due May 15, 2012. The carrying amount of the 2.0% Convertible Senior Notes at December 31, 2010 and 2009 was $245,750 and $235,104, respectively. The unamortized discount at December 31, 2010 and 2009 was $14,250 and $24,896, respectively. The unamortized discount at December 31, 2010 will continue to be amortized over the remaining seventeen months until maturity. In May 2007, an automatic shelf registration statement was filed on Form S-3 with the Securities and Exchange Commission covering the resale of the 2.0% Convertible Senior Notes and common stock issuable upon conversion. The 2.0% Convertible Senior Notes are governed by an Indenture dated as of March 28, 2007 (the “Indenture”). The 2.0% Convertible Senior Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of its existing and future senior debt and senior to all of its subordinated debt. The 2.0% Convertible Senior Notes are effectively subordinated to all existing and future liabilities of the Company’s subsidiaries and to any existing and future secured indebtedness. The 2.0% Convertible Senior Notes bear interest at a rate of 2.0% per year, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning on May 15, 2007. The 2.0% Convertible Senior Notes mature on May 15, 2012, unless earlier repurchased or converted in accordance with the Indenture.

Upon conversion of the 2.0% Convertible Senior Notes, the Company will pay cash up to the principal amount of the 2.0% Convertible Senior Notes converted. With respect to any conversion value in excess of the principal amount, the Company has the option to settle the excess with cash, shares of its common stock, or a combination thereof based on a daily conversion value, as defined in the Indenture. The initial conversion rate for the 2.0% Convertible Senior Notes is 23.5114 shares of common stock per one thousand dollars of principal amount of 2.0% Convertible Senior Notes, which represents a 32.5% conversion premium based on the closing price of $32.10 per share of the Company’s common stock on March 22, 2007 and is equivalent to a conversion price of approximately $42.53 per share of common stock. Consequently, under the provisions of the 2.0% Convertible Senior Notes, if the market price of the Company’s common stock exceeds $42.53, the Company will be obligated to settle, in cash or shares of its common stock at its option, an amount equal to approximately $6,100 for each dollar in share price that the market price of the Company’s common stock exceeds $42.53, or the conversion value in excess of the principal amount of the 2.0% Convertible Senior Notes. In periods prior to conversion, the 2.0% Convertible Senior Notes would also have a dilutive impact to earnings if the average market price of the Company’s common stock exceeds $42.53 for the period reported. At conversion, the dilutive impact would result if the conversion value in excess of the principal amount of the 2.0% Convertible Senior Notes, if any, is settled in shares of the Company’s common stock. The conversion rate is subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “fundamental change” occurs prior to the maturity date, the Company will in some cases increase the conversion rate for a holder of the 2.0% Convertible Senior Notes that elects to convert their 2.0% Convertible Senior Notes in connection with such fundamental change.

In May 2008, the FASB issued new guidance related to convertible debt instruments which requires the proceeds from the issuance of convertible debt instruments that may be settled wholly or partially in cash upon conversion to be allocated between a liability component and an equity component in a manner reflective of the issuers’ nonconvertible debt borrowing rate. The amount allocated to the equity component represents a discount to the debt, which is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. The

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Company’s adoption of this new guidance on January 1, 2009, with retrospective application to prior periods, changed the accounting treatment for its 2.0% Convertible Senior Notes. To adopt the provisions of this new guidance, the fair value of the 2.0% Convertible Senior Notes was estimated with a nonconvertible debt borrowing rate of 6.74% as of the date of issuance, as if they were issued without the conversion options. The difference between the fair value and the principal amounts of the 2.0% Convertible Senior Notes was $50,885 which was recorded as a debt discount and as a component of equity. The discount is being amortized over the expected five-year life of the 2.0% Convertible Senior Notes resulting in a non-cash increase to interest expense in historical and future periods.

The following table reflects the amortization of the debt discount (non-cash interest) component and the contractual interest (cash interest) component for the 2.0% Convertible Senior Notes for each of the years presented:

	Years Ended December 31,
	2010	2009	2008

Interest expense:
Non-cash interest	$10,646	$9,974	$9,344
Cash interest	5,200	5,200	5,200

Total interest expense	$15,846	$15,174	$14,544

Concurrent with the issuance of the 2.0% Convertible Senior Notes, the Company purchased convertible note hedges covering, subject to customary anti-dilution adjustments, 6,112,964 shares of its common stock. The convertible note hedges allow the Company to receive shares of its common stock and/or cash equal to the amounts of common stock and/or cash related to the conversion value in excess of the principal amount that the Company would pay to the holders of the 2.0% Convertible Senior Notes upon conversion. These convertible note hedges will generally terminate at the earlier of the maturity date of the 2.0% Convertible Senior Notes or the first day on which none of the 2.0% Convertible Senior Notes remain outstanding due to conversion or otherwise.

The convertible note hedges are expected to reduce the potential dilution upon conversion of the 2.0% Convertible Senior Notes in the event that the market value per share of the Company’s common stock, as measured under the convertible note hedges, at the time of exercise is greater than the strike price of the convertible note hedges, which corresponds to the initial conversion price of the 2.0% Convertible Senior Notes and is subject to certain customary adjustments. If, however, the market value per share of the Company’s common stock exceeds the strike price of the warrants (discussed below) when such warrants are exercised, the Company will be required to issue common stock. Both the convertible note hedges and warrants provide for net-share settlement at the time of any exercise for the amount that the market value of the common stock exceeds the applicable strike price.

Also concurrent with the issuance of the 2.0% Convertible Senior Notes, the Company sold warrants to acquire, subject to customary anti-dilution adjustments, 6,112,964 shares of its common stock at an exercise price of $53.77 per share. If the average price of the Company’s common stock during a defined period ending on or about the settlement date exceeds the exercise price of the warrants, the warrants will be settled in shares of its common stock. Consequently, under the provisions of the warrant instruments, if the market price of the Company’s common stock exceeds $53.77 at exercise, the Company will be obligated to settle in shares of its common stock an amount equal to approximately $6,100 for each dollar in share price that the market price of its common stock exceeds $53.77 resulting in a dilutive impact to its earnings. In periods prior to exercise, the warrant

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

instruments would also have a dilutive impact to earnings if the average market price of the Company’s common stock exceeds $53.77 for the period reported.

The convertible note hedges and warrants are separate transactions which will not affect holders’ rights under the 2.0% Convertible Senior Notes.

As of December 31, 2010, the Company’s common stock was last traded at a price of $43.92 per share. Based on this value, if converted at December 31, 2010, the Company would be obligated to pay the principal of the 2.0% Convertible Senior Notes plus an amount in cash or shares equal to $8,481. An amount equal to $8,481 would be owed to the Company in cash or in shares of our common stock through the provisions of the convertible note hedges resulting in net cash outflow equal to the principal amount of the 2.0% Convertible Senior Notes. At this per share value, no shares would be delivered under the warrant instruments as the price is less than the exercise price of the warrants.

Credit and Guaranty Agreement

The Company maintained a Credit and Guaranty Agreement (the “Credit Agreement”) that provided both a secured term loan and a senior secured revolving credit facility. On July 31, 2009, the Company paid the remaining balance of the secured term loan. Effective August 21, 2009, the Company terminated the Credit Agreement and related Pledge and Security Agreement. The Company had no outstanding borrowings under the Credit Agreement as of the effective date of termination.

Maturities of Long-Term Obligations

Maturities of long-term debt for future years ending December 31 are as follows:

	Principal	Interest	Total

2011	$—	$5,200	$5,200
2012	260,000	2,600	262,600
Thereafter	—	—	—

Total debt	$260,000	$7,800	$267,800

(10)	Commitments and Contingencies

(a)	Minimum Reserve Requirements

Regulations governing the Company’s managed care operations in each of its licensed subsidiaries require the applicable subsidiaries to meet certain minimum net worth requirements. Each subsidiary was in compliance with its requirements at December 31, 2010.

(b)	Professional Liability

The Company maintains professional liability coverage for certain claims which is provided by independent carriers and is subject to annual coverage limits. Professional liability policies are on a claims-made basis and must be renewed or replaced with equivalent insurance if claims incurred during its term, but asserted after its expiration, are to be insured.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c)	Lease Agreements

The Company leases office space under operating leases which expire at various dates through 2021. Future minimum payments by year and in the aggregate under all non-cancelable leases are as follows at December 31, 2010:

Operating
Leases

2011	$15,223
2012	13,441
2013	8,848
2014	7,465
2015	6,712
Thereafter	25,385

Total minimum lease payments	$77,074

These leases have various escalations, abatements and tenant improvement allowances that have been included in the total cost of each lease and amortized on a straight-line basis. Total rent expense for all office space and office equipment under non-cancelable operating leases was $17,063, $18,246 and $18,351 in 2010, 2009 and 2008, respectively, and is included in selling, general and administrative expenses in the accompanying audited Consolidated Statements of Operations. The Company had no capital lease obligations at December 31, 2010.

(d)	Deferred Compensation Plans

The Company’s employees have the option to participate in a deferred compensation plan sponsored by the Company. All full-time and most part-time employees of the Company and its subsidiaries may elect to participate in this plan. This plan is a defined contribution profit sharing plan under Section (401)k of the Internal Revenue Code. Participants may contribute a certain percentage of their compensation subject to maximum Federal and plan limits. The Company may elect to match a certain percentage of each employee’s contributions up to specified limits. For the years ended December 31, 2010, 2009 and 2008, the matching contributions under the plan were $4,758, $4,486 and $3,649, respectively.

Certain employees have the option to participate in a non-qualified deferred compensation plan sponsored by the Company. Participants may contribute a percentage of their income subject to maximum plan limits. The Company does not match any employee contributions; however, the Company’s obligation to the employee is equal to the employees’ deferrals plus or minus any return on investment the employee earns through self-selected investment allocations. Included in other long-term liabilities at December 31, 2010 and 2009, respectively was $6,612 and $6,178 related to this plan.

Certain employees are eligible for a long-term cash incentive award designed to retain key executives. Each eligible participant is assigned a cash target, the payment of which is deferred for three years. The amount of the target is dependent upon the participant’s performance against individual major job objectives in the first year of the program. The target award amount is funded over the three-year period, with the funding at the discretion of the Compensation Committee of the Board of Directors. An executive is eligible for payment of a long-term incentive award earned in any one year only if the executive remains employed with the Company and is in good standing on the date the payment is made following the third year of the three-year period. The expense recorded for the long-term cash incentive awards was $7,051, $3,192 and $5,232 in 2010, 2009 and 2008,

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

respectively. The related current portion of the liability of $5,835 and $5,722 at December 31, 2010 and 2009, respectively, is included in accrued payroll and related liabilities for the amounts due under the 2008 plan payable in 2011. The related long-term portion of the liability of $6,464 and $5,392 at December 31, 2010 and 2009, respectively, is included in other long-term liabilities.

(e)	Florida Medicaid Contract Dispute

Under the terms of the Medicaid contracts with the Florida Agency for Health Care Administration (“AHCA”), managed care organizations are required to have a process to identify members who are pregnant, or the newborns of members, so that the newborn can be enrolled as a member of the health plan as soon as possible after birth. This process is referred to as the “Unborn Activation Process.”

Beginning in July 2008, AMERIGROUP Florida, Inc. received a series of letters from the Florida Office of the Inspector General (“IG”) and AHCA stating that AMERIGROUP Florida, Inc. had failed to comply with the Unborn Activation Process in each and every instance during the period from July 1, 2004 through December 31, 2007 and, as a result, AHCA had paid approximately $10,600 in Medicaid fee-for-service claims that should have been paid by AMERIGROUP Florida, Inc. The letters requested that AMERIGROUP Florida, Inc. provide documentation to evidence its compliance with the terms of the contract with AHCA with respect to the Unborn Activation Process.

In October 2008, AMERIGROUP Florida, Inc. submitted its response to the letters. In July 2009, the Company received another series of letters from the IG and AHCA stating that, based on a review of the AMERIGROUP Florida, Inc.’s response, they had determined that AMERIGROUP Florida, Inc. did not comply with the Unborn Activation Process and assessed fines against AMERIGROUP Florida, Inc. in the amount of two thousand, five hundred dollars per newborn for an aggregate amount of approximately $6,000. The letters further reserved AHCA’s right to pursue collection of the amount paid for the fee-for-service claims. AMERIGROUP Florida, Inc. appealed these findings and submitted documentation to evidence its compliance with, and performance under, the Unborn Activation Process requirements of the contract. On January 14, 2010, AMERIGROUP Florida, Inc. appealed AHCA’s contract interpretation to the Florida Deputy Secretary of Medicaid that the failure to utilize the Unborn Activation Process for each and every newborn could result in fines. In February 2010, AMERIGROUP Florida, Inc. received another series of letters from the IG and AHCA revising the damages from $10,600 to $3,200 for the fee-for-service claims that AHCA believed they paid. The revised damages include an offset of premiums that would have been paid for the dates of service covered by the claims. The letters also included an updated fine amount which was not materially different from the prior letters.

On May 26, 2010, the Florida Deputy Secretary of Medicaid denied AMERIGROUP Florida, Inc.’s contract interpretation appeal. Following the denial, in June 2010, AMERIGROUP Florida, Inc. received another series of letters from AHCA assessing fines in the amount of two thousand, five hundred dollars per newborn for an aggregate amount of approximately $6,000.

In December 2010, AMERIGROUP Florida, Inc. and AHCA entered into a confidential settlement agreement resolving and releasing all claims related to the Unborn Activation Process during the period from July 1, 2004 through December 31, 2007. The settlement was not material to the Company’s financial position, results of operations or liquidity.

(f)	Letter of Credit

Effective July 1, 2010, the Company renewed a collateralized irrevocable standby letter of credit, initially issued on July 1, 2009 in an aggregate principal amount of approximately $17,400, to meet

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

certain obligations under its Medicaid contract in the State of Georgia through its Georgia subsidiary, AMGP Georgia Managed Care Company, Inc. The letter of credit is collateralized through investments held by AMGP Georgia Managed Care Company, Inc.

(g)	Legal Proceedings

Employment Litigation

On November 22, 2010, a former AMERIGROUP New York, LLC marketing representative filed a putative collective and class action Complaint against AMERIGROUP Corporation and AMERIGROUP New York, LLC in the United States District Court, Eastern District of New York styled as Hamel Toure, Individually and on Behalf of All Other Persons Similarly Situated v. AMERIGROUP CORPORATION and AMERIGROUP NEW YORK, L.L.C. f/k/a CAREPLUS, L.L.C. (Case No.: CV10-5391). The Complaint alleges, inter alia, that the plaintiff and certain other employees should have been classified as non-exempt employees under the Fair Labor Standards Act (“FLSA”) and during the course of their employment should have received overtime and other compensation under the FLSA from October 22, 2007 until the entry of judgment and under the New York Labor Law from October 22, 2004 until the entry of judgment. The Complaint requests certification of the action as a class action, designation of the action as a collective action, a declaratory judgment, injunctive relief, an award of unpaid overtime compensation, an award of liquidated and/or punitive damages, prejudgment and post-judgment interest, as well as costs and attorneys’ fees. At this early stage of the case, the Company is unable to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome in this matter because the scope and size of the potential class has not been determined, no discovery has occurred and no specific amount of monetary damages has been alleged. The Company believes it has meritorious defenses to the claims against it and intends to defend itself vigorously.

Memorial Hermann Litigation

On July 29, 2010, AMERIGROUP Texas, Inc. and Memorial Hermann Hospital System (“Memorial Hermann”) entered into a confidential settlement agreement resolving and releasing all claims related to various cases filed in the District Court of Harris County, Texas by Memorial Hermann against AMERIGROUP Texas, Inc. in 2007, 2009 and 2010 alleging breach of contract for failure to pay claims in accordance with the contract between the parties and quantum meriut. The cases sought aggregate damages of approximately $41,400 plus interest, statutory damages and legal fees. The settlement was not material to the Company’s financial position, results of operations or liquidity.

Litigation Settlement

On August 13, 2008, the Company settled a qui tam litigation relating to certain marketing practices of its former Illinois health plan for a cash payment of $225,000 without any admission of wrong-doing by the Company, its subsidiaries or affiliates. The Company also paid approximately $9,205 to the relator for legal fees. Both payments were made during the three months ended September 30, 2008. As a result, a one-time expense in the amount of $234,205, or $199,638 net of the related tax effects, was recorded in the year ended December 31, 2008 resulting in a net loss for the year. In June 2009, the Company recorded a $22,449 tax benefit regarding the tax treatment of the settlement under an agreement in principle with the IRS which was formalized through a pre-filing agreement with the IRS in September 2009. The pre-filing agreement program permits taxpayers to resolve tax issues in advance of filing their corporate income tax returns. The Company does not anticipate that there will be any further material changes to the tax benefit associated with this settlement in future periods.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Other Litigation

Additionally, the Company is involved in various other legal proceedings in the normal course of business. Based upon its evaluation of the information currently available, the Company believes that the ultimate resolution of any such proceedings will not have a material adverse effect, either individually or in the aggregate, on its financial position, results of operations or cash flows.

(11)	Stock Option Plan

In May 2009, the Company’s shareholders adopted and approved the Company’s 2009 Equity Incentive Plan (the “2009 Plan”), which provides for the granting of stock options, restricted stock, restricted stock units, stock appreciation rights, stock bonuses and other stock-based awards to employees and directors. The Company reserved for issuance a maximum of 3,635,000 shares of common stock under the 2009 Plan. In addition, shares remaining available for issuance under previous plans are available under the 2009 Plan. Under all plans, an option’s maximum term is ten years. As of December 31, 2010, the Company had a total 2,934,801 shares available for issuance under the 2009 Plan.

Stock option activity during the year ended December 31, 2010 was as follows:

				Weighted-
				Average
		Weighted-		Remaining
		Average	Aggregate	Contractual
	Shares	Exercise Price	Intrinsic Value	Term (Years)

Outstanding at December 31, 2009	5,306,012	$27.95
Granted	104,413	37.49
Exercised	(1,101,866)	23.75
Expired	(72,840)	30.89
Forfeited	(68,725)	29.74

Outstanding at December 31, 2010	4,166,994	$29.09	$61,781	3.88

Exercisable as of December 31, 2010	2,954,760	$29.53	$42,529	3.42

The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions for the year ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,
	2010	2009	2008

Expected volatility	46.88%-47.65%	47.28%-48.94%	43.25%-46.65%
Weighted-average stock price volatility	47.53%	48.89%	44.95%
Expected option life	1.63-5.50 years	2.42-5.56 years	1.14-7.00 years
Risk-free interest rate	0.64%-2.45%	0.60%-2.73%	1.67%-3.36%
Dividend yield	None	None	None

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Assumptions used in estimating the fair value at date of grant were based on the following:

i. the expected life of each award granted was calculated using the “simplified method”, which uses the vesting period, generally quarterly over four years, and the option term, generally seven years, to calculate the expected life of the option;

ii. expected volatility is based on historical volatility levels, which the Company believes is indicative of future levels; and

iii. the risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

The Company employs the simplified method to estimate the expected life of each award due to the significant volatility in the market price of its common stock which has created exercise patterns that the Company does not believe are indicative of future activity.

The weighted average fair value per share of options granted during the years ended December 31, 2010, 2009 and 2008 was $16.13, $13.80 and $11.79, respectively. The total fair value of options vested during the years ended December 31, 2010, 2009 and 2008 was $7,674, $8,148 and $6,324, respectively. The following table provides information related to options exercised during the years ended December 31, 2010, 2009, and 2008:

	Years Ended December 31,
	2010	2009	2008

Cash received upon exercise of options	$26,466	$10,698	$10,248
Related tax benefit realized	3,097	842	2,034

Total intrinsic value of options exercised was $16,817, $5,036 and $6,970, for the years ended December 31, 2010, 2009 and 2008, respectively.

Non-vested restricted stock for the twelve months ended December 31, 2010 is summarized below:

		Weighted-
		Average Grant
	Shares	Date Fair Value

Non-vested balance at December 31, 2009	533,018	$29.89
Granted	920,837	30.82
Vested	(194,127)	30.02
Forfeited	(30,746)	32.21

Non-vested balance at December 31, 2010	1,228,982	$30.49

Non-vested restricted stock includes grants conditioned upon service and/or performance based vesting. Service-based awards generally vest annually over a period of four years contingent only on the employees’ continued employment. Performance based awards contain a vesting condition based upon the extent of achievement of certain goals relating to the Company’s earnings per share in the grant year. The total number of shares that may vest is determined upon the earnings per share for the grant year with the determined number of shares then vesting annually over the following three and a third years. Performance based awards represent 62,329 shares of outstanding non-vested restricted stock awards.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2010, there was $40,061 of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 1.77 years.

(12)	Employee Stock Purchase Plan

On February 15, 2001, the Board of Directors approved and the Company adopted an Employee Stock Purchase Plan. All employees are eligible to participate except those employees who have been employed by the Company less than 90 days, whose customary employment is less than 20 hours per week or any employee who owns five percent or more of the Company’s common stock. Eligible employees may join the plan every six months. Purchases of common stock are priced at the lower of the stock price less 15% on the first day or the last day of the six-month period. The Company has reserved for issuance 1,200,000 shares of common stock and has issued 88,343, 97,332, and 104,238 shares under the Employee Stock Purchase Plan in 2010, 2009, and 2008, respectively. As of December 31, 2010 a total of 421,536 shares were available for issuance under the Employee Stock Purchase Plan.

The fair value of the employees’ purchase rights granted in each of the six month offering periods during 2010, 2009 and 2008 was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

	Six Month Offering Periods Ending
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2010	2010	2009	2009	2008	2008

Expected volatility	47.44%	48.10%	48.83%	47.32%	44.27%	43.28%
Expected term	6 months	6 months	6 months	6 months	6 months	6 months
Risk-free interest rate	0.22%	0.20%	0.35%	0.27%	2.17%	3.49%
Divided yield	None	None	None	None	None	None

The per share fair value of those purchase rights granted in each of the six month offering periods during 2010, 2009 and 2008 were as follows:

	Six Month Offering Periods Ending
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
	2010	2010	2009	2009	2008	2008

Grant-date fair value	$9.20	$7.69	$7.71	$8.36	$5.74	$10.00

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(13)	Income Taxes

Total income taxes for the years ended December 31, 2010, 2009 and 2008 were allocated as follows:

	Years Ended December 31,
	2010	2009	2008

Income taxes from continuing operations	$163,800	$52,140	$54,350
Stockholders’ equity, tax benefit related to share-based payments	(3,097)	(842)	(2,034)
Stockholders’ equity, tax expense related to unrealized gain on held-to-maturity investment portfolio at time of transfer to available-for-sale	—	1,835	—
Stockholders’ equity, tax (benefit) expense related to unrealized (loss) gain on available-for-sale securities
	(476)	1,369	(2,350)

	$160,227	$54,502	$49,966

Income tax expense from continuing operations for the years ended December 31, 2010, 2009 and 2008 consists of the following:

	Current	Deferred	Total

Year ended December 31, 2010:
U.S. Federal	$151,953	$(2,642)	$149,311
State and local	14,109	380	14,489

	$166,062	$(2,262)	$163,800

Year ended December 31, 2009:
U.S. Federal	$48,532	$86	$48,618
State and local	2,790	732	3,522

	$51,322	$818	$52,140

Year ended December 31, 2008:
U.S. Federal	$46,445	$(555)	$45,890
State and local	8,193	267	8,460

	$54,638	$(288)	$54,350

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Income tax expense from continuing operations differed from the amounts computed by applying the statutory U.S. Federal income tax rate to income before income taxes as a result of the following:

	Years Ended December 31,
	2010		2009		2008
	Amount	%	Amount	%	Amount	%

Tax expense (benefit) at statutory rate	$153,010	35.0	$70,496	35.0	$(789)	35.0
Increase in income taxes resulting from:
State and local income taxes, net of Federal income tax effect	9,418	2.2	2,549	1.3	5,620	(249.1)
Qui tam settlement payment, net non-deductible amount	—	—	—	—	48,724	(2,160.0)
Effect of non-deductible expenses and other, net	1,372	0.3	1,544	0.7	795	(35.3)
Decrease in income taxes resulting from:
IRS pre-filing agreement on qui tam settlement	—	—	(22,449)	(11.1)	—	—

Total income tax expense	$163,800	37.5	$52,140	25.9	$54,350	(2,409.4)

The effective tax rate is based on expected taxable income, statutory tax rates, and estimated permanent book-to-tax differences. Filed income tax returns are periodically audited by state and Federal authorities for compliance with applicable state and Federal tax laws. The effective tax rate is computed taking into account changes in facts and circumstances, including progress of audits, developments in case law and other applicable authority, and emerging legislation.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below:

	December 31,
	2010	2009

Deferred tax assets:
Estimated claims incurred but not reported, a portion of which is deductible as paid for tax purposes	$4,945	$4,867
Vacation, bonus, stock compensation and other accruals, deductible as paid for tax purposes	27,182	25,093
Accounts receivable allowances, deductible as written off for tax purposes	7,532	6,896
Start-up costs, deductible in future periods for tax purposes	382	413
Unearned revenue, a portion of which is includible in income as received for tax purposes	8,257	7,343
Convertible bonds	583	603
State net operating loss/credit carryforwards, deductible in future periods for tax purposes	—	322

Gross deferred tax assets	48,881	45,537
Deferred tax liabilities:
Goodwill, due to timing differences in book and tax amortization	(5,500)	(4,774)
Unrealized gains on investments	(377)	(854)
Property, equipment and software, due to timing differences in book and tax depreciation	(20,060)	(19,902)
Deductible prepaid expenses and other	(2,274)	(2,076)

Gross deferred tax liabilities	(28,211)	(27,606)

Net deferred tax asset	$20,670	$17,931

To assess the recoverability of deferred tax assets, the Company considers whether it is more likely than not that deferred tax assets will be realized. In making this determination, the scheduled reversal of deferred tax liabilities and whether projected future taxable income is sufficient to permit deduction of the deferred tax assets are taken into account. Based on the reversal of deferred tax liabilities, the level of historical taxable income and projections for future taxable income, the Company believes it is more likely than not that it will fully realize the benefits of the gross deferred tax assets of $48,881.

Income tax payable was $2,643 and $8,938 at December 31, 2010 and December 31, 2009, respectively, and is included in accrued expenses and other current liabilities.

The Company is subject to U.S. Federal income tax, as well as income taxes in multiple state jurisdictions. Substantially all U.S. Federal income tax matters have been concluded for years through 2006. Substantially all material state matters have been concluded for years through 2006.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits as follows:

Amount

Balance at January 1, 2009	$952
Additions based on tax positions for current year	—
Additions for tax positions of prior years	56
Reductions for tax positions of prior years	(126)
Settlements	—

Balance at December 31, 2009	882
Additions based on tax positions for current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(125)
Settlements	—

Balance at December 31, 2010	$757

Of the total $757 of unrecognized tax benefits, $491, net of the Federal benefit on state issues, represents the total amount of tax benefits that, if recognized, would reduce the annual effective rate. The Company recognizes interest and any penalties accrued related to unrecognized tax benefits in income tax expense. Potential interest of $4 was accrued relating to these unrecognized tax benefits during 2010. As of December 31, 2010, the Company has recorded a liability for potential gross interest of $323.

(14)	Share Repurchase Program

Under the authorization of the Company’s Board of Directors, the Company maintains an ongoing share repurchase program. On September 15, 2010, the Board of Directors authorized a $200,000 increase to the ongoing share repurchase program, bringing the total authorization to $400,000. The $400,000 authorization is for repurchases of the Company’s common stock made from and after August 5, 2009. Pursuant to this ongoing share repurchase program, the Company repurchased 3,748,669 shares of its common stock and placed them into treasury during the year ended December 31, 2010 at an aggregate cost of $138,540. As of December 31, 2010, the Company had remaining authorization to purchase up to an additional $224,307 of shares of its common stock under the ongoing share repurchase program.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(15)	Earnings Per Share

The following table sets forth the calculation of basic and diluted net income (loss) per share:

	Years Ended December 31,
	2010	2009	2008

Basic net income (loss) per share:
Net income (loss)	$273,371	$149,279	$(56,606)

Weighted-average number of common shares outstanding	49,522,202	51,647,267	52,816,674

Basic net income (loss) per share	$5.52	$2.89	$(1.07)

Diluted net income (loss) per share:
Net income (loss)	$273,371	$149,279	$(56,606)

Weighted-average number of common shares outstanding	49,522,202	51,647,267	52,816,674
Dilutive effect of stock options and non-vested stock awards (as determined by applying the treasury stock method)	1,085,806	662,001	—

Weighted-average number of common shares and dilutive potential common shares outstanding	50,608,008	52,309,268	52,816,674

Diluted net income (loss) per share	$5.40	$2.85	$(1.07)

Potential common stock equivalents representing 895,899 shares, 2,676,447 shares, and 3,351,807 shares for the years ended December 31, 2010, 2009 and 2008, respectively, were not included in the computation of diluted net income (loss) per share because to do so would have been anti-dilutive.

The shares issuable upon the conversion of the Company’s 2.0% Convertible Senior Notes due May 15, 2012, which were issued effective March 28, 2007 in an aggregate principle amount of $260,000 (see Note 9), were not included in the computation of diluted net income (loss) per share for the years ended December 31, 2010, 2009 and 2008 because to do so would have been anti-dilutive.

The Company’s warrants to purchase shares of its common stock, sold on March 28, 2007 and April 9, 2007 (see Note 9), were not included in the computation of diluted net income (loss) per share for the years ended December 31, 2010, 2009 and 2008 because to do so would have been anti-dilutive.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(16)	Quarterly Financial Data (unaudited)

	Three Months Ended
2010	March 31	June 30	September 30	December 31

Premium revenues	$1,366,767	$1,428,879	$1,489,884	$1,497,928
Health benefits expenses	1,141,572	1,176,445	1,199,706	1,204,383
Selling, general and administrative expenses	117,423	108,189	106,815	119,642
Income before income taxes	68,482	106,783	135,338	126,568
Net income	42,182	67,213	84,348	79,628
Diluted net income per share	0.82	1.31	1.68	1.59
Weighted-average number of common shares and dilutive potential common shares outstanding	51,226,435	51,318,044	50,197,740	49,924,608

	Three Months Ended
2009	March 31	June 30	September 30	December 31

Premium revenues	$1,217,447	$1,284,890	$1,298,969	$1,357,683
Health benefits expenses	1,019,303	1,103,213	1,136,391	1,148,366
Selling, general and administrative expenses	110,375	96,285	82,238	105,191
Income before income taxes	59,434	43,374	34,949	63,662
Net income	36,909	49,599	22,549	40,222
Diluted net income per share	0.69	0.94	0.43	0.79
Weighted-average number of common shares and dilutive potential common shares outstanding	53,424,802	53,029,943	51,920,745	51,069,265

(17)	Comprehensive Earnings

Differences between net income (loss) and total comprehensive income (loss) resulted from net unrealized gains (losses) on the investment portfolio as follows:

	Years Ended December 31,
	2010	2009	2008

Net income (loss)	$273,371	$149,279	$(56,606)
Other comprehensive income (loss):
Unrealized gains on held-to-maturity investment portfolio at time of transfer to available-for-sale, net of tax	—	3,030	—
Unrealized (losses) gains on available-for-sale securities, net of tax	(727)	2,346	(4,022)

Total change	(727)	5,376	(4,022)

Comprehensive income (loss)	$272,644	$154,655	$(60,628)

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(18)	Parent Financial Statements

The following parent only condensed financial information reflects the financial condition, results of operations and cash flows of AMERIGROUP Corporation.

CONDENSED BALANCE SHEETS

	December 31,
	2010	2009
	(Dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$62,189	$58,326
Short-term investments	54,895	52,765
Due from affiliates	34,397	26,076
Deferred income taxes	8,445	7,975
Prepaid expenses and other	13,611	12,928

Total current assets	173,537	158,070
Long-term investments	131,523	120,886
Investment in subsidiaries	1,128,535	934,838
Property, equipment and software, net of accumulated depreciation of $145,375 and $131,280 at December 31, 2010 and 2009, respectively	84,428	84,035
Deferred income taxes	20,074	11,278
Other long-term assets	10,734	12,525

Total assets	$1,548,831	$1,321,632

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,713	$7,144
Accrued payroll and related liabilities	71,254	37,311
Accrued expenses and other	36,479	38,891

Total current liabilities	118,446	83,346
Long-term convertible debt	245,750	235,104
Deferred income taxes	5,231	6,379
Other long-term liabilities	13,767	12,359

Total liabilities	383,194	337,188

Stockholders’ equity:
Common stock, $0.01 par value. Authorized 100,000,000 shares; outstanding 48,167,229 and 50,638,474 at December 31, 2010 and 2009, respectively	554	546
Additional paid-in-capital	543,611	494,735
Accumulated other comprehensive income	627	1,354
Retained earnings	864,003	590,632

	1,408,795	1,087,267
Less treasury stock at cost (7,759,234 and 3,956,560 shares at December 31, 2010 and 2009, respectively)	(243,158)	(102,823)

Total stockholders’ equity	1,165,637	984,444

Total liabilities and stockholders’ equity	$1,548,831	$1,321,632

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands, except for per share data)

Revenues:
Service fees from subsidiaries	$416,447	$368,379	$291,350
Investment income and other	4,208	2,476	15,309

Total revenues	420,655	370,855	306,659

Expenses:
Selling, general and administrative	321,367	262,684	228,155
Depreciation and amortization	28,375	27,256	27,626
Litigation settlement	—	—	234,205
Interest	15,871	16,225	19,382

Total expenses	365,613	306,165	509,368

Income (loss) before income taxes and equity earnings in subsidiaries	55,042	64,690	(202,709)
Income tax (expense) benefit	(24,155)	(465)	20,855
Equity earnings in subsidiaries	242,484	85,054	125,248

Net income (loss)	$273,371	$149,279	$(56,606)

Net income (loss) per share:
Basic net income (loss) per share	$5.52	$2.89	$(1.07)

Weighted average number of shares outstanding	49,522,202	51,647,267	52,816,674

Diluted net income (loss) per share	$5.40	$2.85	$(1.07)

Weighted average number of common shares and dilutive potential common shares outstanding	50,608,008	52,309,268	52,816,674

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$273,371	$149,279	$(56,606)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity earnings in subsidiaries	(242,484)	(85,054)	(125,248)
Depreciation and amortization	28,375	27,256	27,626
Loss on disposal or abandonment of property, equipment and software	361	121	402
Deferred tax (benefit) expense	(9,937)	(9,467)	195
Compensation expense related to share-based payments	19,635	15,936	10,381
Convertible debt non-cash interest	10,646	9,974	9,344
Gain on sale of contract rights	—	(5,810)	—
Other	(152)	(2,763)	(384)
Changes in assets and liabilities (decreasing) increasing cash flows from operations:
Prepaid expenses and other current assets	(683)	(2,397)	23,064
Other assets	(689)	(1,146)	795
Accounts payable, accrued expenses and other current liabilities	32,990	(28,215)	17,498
Other long-term liabilities	1,408	(1,480)	(409)

Net cash provided by (used in) operating activities	112,841	66,234	(93,342)

Cash flows from investing activities:
(Purchases of) proceeds from sale of securities, net	(14,541)	(115,115)	71,980
Purchase of property, equipment and software	(27,814)	(24,656)	(29,321)
Contributions made to subsidiaries	(11,012)	(70,104)	(87,390)
Dividends received from subsidiaries	61,687	71,700	70,151
Proceeds from sale of contract rights	—	5,810	—
Release of restricted investments held as collateral	—	—	351,318

Net cash provided by (used in) investing activities	8,320	(132,365)	376,738

Cash flows from financing activities:
Change in due to and due from subsidiaries, net	(8,321)	(29,140)	1,989
Repayment of borrowings under credit facility	—	(44,318)	(84,028)
Payment of capital lease obligations	—	—	(368)
Proceeds from exercise of stock options and employee stock purchases	26,466	10,698	10,248
Repurchase of common stock shares	(138,540)	(69,751)	(30,647)
Tax benefit related to share-based payments	3,097	842	2,034

Net cash used in financing activities	(117,298)	(131,669)	(100,772)

Net increase (decrease) in cash and cash equivalents	3,863	(197,800)	182,624
Cash and cash equivalents at beginning of year	58,326	256,126	73,502

Cash and cash equivalents at end of year	$62,189	$58,326	$256,126

AMERIGROUP CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2011	2010
	(Dollars in thousands,
	except per share data)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$638,481	$763,946
Short-term investments	178,344	230,007
Premium receivables	133,136	83,203
Deferred income taxes	29,402	28,063
Provider and other receivables	30,644	32,861
Prepaid expenses	27,082	13,538
Other current assets	16,537	7,083

Total current assets	1,053,626	1,158,701
Long-term investments	905,672	639,165
Investments on deposit for licensure	125,632	114,839
Property, equipment and software, net of accumulated depreciation of $195,623 and $174,683 at September 30, 2011 and December 31, 2010, respectively	101,724	96,967
Other long-term assets	12,299	13,220
Goodwill	260,496	260,496

Total assets	$2,459,449	$2,283,388

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Claims payable	$544,526	$510,675
Unearned revenue	111,375	103,067
Accrued payroll and related liabilities	55,384	71,253
Contractual refunds payable	90,813	44,563
Accounts payable, accrued expenses and other	132,474	121,283
Current portion of long-term convertible debt	254,155	—

Total current liabilities	1,188,727	850,841
Long-term convertible debt	—	245,750
Deferred income taxes	12,001	7,393
Other long-term liabilities	12,562	13,767

Total liabilities	1,213,290	1,117,751

Stockholders’ equity:
Common stock, $0.01 par value. Authorized 100,000,000 shares; outstanding 46,767,723 and 48,167,229 at September 30, 2011 and December 31, 2010, respectively	568	554
Additional paid-in capital	616,830	543,611
Accumulated other comprehensive income	5,909	627
Retained earnings	1,026,848	864,003

	1,650,155	1,408,795
Less treasury stock at cost (10,763,086 and 7,759,234 shares at September 30, 2011 and December 31, 2010, respectively)	(403,996)	(243,158)

Total stockholders’ equity	1,246,159	1,165,637

Total liabilities and stockholders’ equity	$2,459,449	$2,283,388

See accompanying notes to condensed consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Condensed Consolidated Income Statements

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Dollars in thousands, except per share data)
	(Unaudited)

Revenues:
Premium	$1,600,502	$1,489,884	$4,659,730	$4,285,530
Investment income and other	4,149	5,020	12,270	18,536

Total revenues	1,604,651	1,494,904	4,672,000	4,304,066

Expenses:
Health benefits	1,342,648	1,199,706	3,881,370	3,517,723
Selling, general and administrative	130,785	106,815	369,533	332,427
Premium tax	41,188	40,317	122,075	104,961
Depreciation and amortization	9,322	8,737	27,744	26,352
Interest	4,194	3,991	12,543	12,000

Total expenses	1,528,137	1,359,566	4,413,265	3,993,463

Income before income taxes	76,514	135,338	258,735	310,603
Income tax expense	28,440	50,990	95,890	116,860

Net income	$48,074	$84,348	$162,845	$193,743

Net income per share:
Basic net income per share	$1.01	$1.72	$3.39	$3.88

Weighted average number of common shares outstanding	47,643,648	49,083,164	48,107,159	49,971,559

Diluted net income per share	$0.96	$1.68	$3.14	$3.81

Weighted average number of common shares and dilutive potential common shares outstanding	50,253,757	50,197,740	51,850,978	50,895,807

See accompanying notes to condensed consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Stockholders’ Equity
Nine Months Ended September 30, 2011

				Accumulated
			Additional	Other				Total
	Common Stock		Paid-in	Comprehensive	Retained	Treasury Stock		Stockholders’
	Shares	Amount	Capital	Income	Earnings	Shares	Amount	Equity
	(Dollars in thousands)
	(Unaudited)

Balances at December 31, 2010	48,167,229	$554	$543,611	$627	$864,003	7,759,234	$(243,158)	$1,165,637
Common stock issued upon exercise of stock options,vesting of restricted stock grants and purchases under the employee stock purchase plan	1,604,346	14	43,119	—	—	—	—	43,133
Compensation expense related to share-based payments	—	—	16,743	—	—	—	—	16,743
Tax benefit related to share-based payments	—	—	13,357	—	—	—	—	13,357
Employee stock relinquished for payment of taxes	(55,040)	—	—	—	—	55,040	(3,621)	(3,621)
Common stock repurchases	(2,948,812)	—	—	—	—	2,948,812	(157,217)	(157,217)
Unrealized gain on available-for-sale securities, net of tax	—	—	—	5,282	—	—	—	5,282
Net income	—	—	—	—	162,845	—	—	162,845

Balances at September 30, 2011	46,767,723	$568	$616,830	$5,909	$1,026,848	10,763,086	$(403,996)	$1,246,159

See accompanying notes to condensed consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
	September 30,
	2011	2010
	(Dollars in thousands)
	(Unaudited)

Cash flows from operating activities:
Net income	$162,845	$193,743
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,744	26,352
Loss on disposal or abandonment of property, equipment and software	410	17
Deferred tax expense (benefit)	29	(1,222)
Compensation expense related to share-based payments	16,743	14,594
Convertible debt non-cash interest	8,523	7,984
Gain on sale of intangible assets	—	(4,000)
Other	11,165	6,772
Changes in assets and liabilities (decreasing) increasing cash flows from operations:
Premium receivables	(49,933)	(39,177)
Prepaid expenses, provider and other receivables and other current assets	(15,456)	(8,144)
Other assets	(1,413)	(396)
Claims payable	33,851	(7,216)
Accounts payable, accrued expenses, contractual refunds payable and other current liabilities	41,721	73,732
Unearned revenue	8,308	(59,999)
Other long-term liabilities	(1,205)	(533)

Net cash provided by operating activities	243,332	202,507

Cash flows from investing activities:
Proceeds from sale of trading securities	—	12,000
Proceeds from sale or call of available-for-sale securities	734,486	690,740
Purchase of available-for-sale securities	(952,312)	(818,544)
Proceeds from redemption of investments on deposit for licensure	111,432	58,487
Purchase of investments on deposit for licensure	(121,941)	(66,073)
Purchase of property, equipment and software	(31,545)	(19,397)
Proceeds from sale of intangible assets	—	4,000
Purchase of contract rights and related assets	—	(13,420)

Net cash used in investing activities	(259,880)	(152,207)

Cash flows from financing activities:
Repayment of convertible notes principal	(120)	—
Payment of conversion premium on converted notes	(82)	—
Proceeds from convertible notes hedge instruments	82	—
Net (decrease) increase in bank overdrafts	(11,291)	33,870
Customer funds administered	3,164	(424)
Proceeds from exercise of stock options and employee stock purchases	43,133	15,968
Repurchase of common stock shares	(157,217)	(114,135)
Tax benefit (expense) related to share-based payments	13,414	(919)

Net cash used in financing activities	(108,917)	(65,640)

Net decrease in cash and cash equivalents	(125,465)	(15,340)
Cash and cash equivalents at beginning of period	763,946	505,915

Cash and cash equivalents at end of period	$638,481	$490,575

Supplemental disclosures of non-cash information:
Employee stock relinquished for payment of taxes	$(3,621)	$(1,714)

Unrealized gain on available-for-sale securities, net of tax	$5,282	$2,777

See accompanying notes to condensed consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
(Dollars in thousands, except per share data)
(Unaudited)

1.	Interim Financial Reporting

Basis of Presentation

The accompanying Condensed Consolidated Financial Statements as of September 30, 2011 and for the three and nine months ended September 30, 2011 and 2010 of AMERIGROUP Corporation and its subsidiaries (the “Company”) are unaudited and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position at September 30, 2011 and operating results for the interim periods ended September 30, 2011 and 2010. The December 31, 2010 Condensed Consolidated Balance Sheet was derived from the audited consolidated financial statements as of that date. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

The Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2010 contained in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2011. The results of operations for the three and nine months ended September 30, 2011 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2011.

2.	Earnings Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities. Restricted shares and restricted share units subject to performance and/or market conditions are only included in the calculation of diluted net income per common share if all of the necessary performance and/or market conditions have been satisfied assuming the current reporting period were the end of the performance period and the impact

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

is not anti-dilutive. All potential dilutive securities are determined by applying the treasury stock method. The following table sets forth the calculations of basic and diluted net income per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Basic net income per share:
Net income	$48,074	$84,348	$162,845	$193,743

Weighted average number of common shares outstanding	47,643,648	49,083,164	48,107,159	49,971,559

Basic net income per share	$1.01	$1.72	$3.39	$3.88

Diluted net income per share:
Net income	$48,074	$84,348	$162,845	$193,743

Weighted average number of common shares outstanding	47,643,648	49,083,164	48,107,159	49,971,559
Dilutive effect of stock options and non-vested stock awards	1,400,337	1,114,576	1,668,364	924,248
Dilutive effect of assumed conversion of the 2.0% Convertible Senior Notes	1,209,772	—	1,629,832	—
Dilutive effect of warrants	—	—	445,623	—

Weighted average number of common shares and dilutive potential common shares outstanding	50,253,757	50,197,740	51,850,978	50,895,807

Diluted net income per share	$0.96	$1.68	$3.14	$3.81

Potential common stock equivalents representing 76,645 shares and 43,577 shares for the three and nine months ended September 30, 2011, respectively, were not included in the computation of diluted net income per share because to do so would have been anti-dilutive. Potential common stock equivalents representing 818,509 shares and 1,206,596 shares for the three and nine months ended September 30, 2010, respectively, were not included in the computation of diluted net income per share because to do so would have been anti-dilutive.

The shares issuable upon conversion of the Company’s 2.0% Convertible Senior Notes (the “2.0% Convertible Senior Notes”) (See Note 9) were not included in the computation of diluted net income per share for the three and nine months ended September 30, 2010 because to do so would have been anti-dilutive.

The Company’s warrants to purchase shares of its common stock (See Note 9) were not included in the computation of diluted net income per share for the three months ended September 30, 2011 and 2010, respectively, and for the nine months ended September 30, 2010 because to do so would have been anti-dilutive.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

3.	Recent Accounting Standards

Goodwill

In September 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance related to evaluating goodwill for impairment. The new guidance provides entities with the option to perform a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the quantitative two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the quantitative two-step goodwill impairment test. Entities also have the option to bypass the assessment of qualitative factors for any reporting unit in any period and proceed directly to performing the first step of the quantitative two-step goodwill impairment test, as was required prior to the issuance of this new guidance. An entity may begin or resume performing the qualitative assessment in any subsequent period. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this new guidance will not impact the Company’s financial position, results of operations or cash flows.

Federal Premium-Based Assessment

In July 2011, the FASB issued new guidance related to accounting for the fees to be paid by health insurers to the federal government under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “Affordable Care Act”). The Affordable Care Act imposes an annual fee on health insurers for each calendar year beginning on or after January 1, 2014 that is allocated to health insurers based on the ratio of the amount of an entity’s net premium revenues written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. The new guidance specifies that the liability for the fee should be estimated and recorded in full once the entity provides qualifying health insurance in the applicable calendar year in which the fee is payable with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The new guidance is effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. As enacted, this federal premium-based assessment is non-deductible for income tax purposes and is anticipated to be significant. It is yet undetermined how this premium-based assessment will be factored into the calculation of the Company’s premium rates, if at all. Accordingly, adoption of this guidance and the enactment of this assessment as currently written could have a material impact on the Company’s financial position, results of operations or cash flows in future periods.

Comprehensive Income

In June 2011, the FASB issued new guidance related to the presentation of other comprehensive income. The new guidance provides entities with an option to either replace the income statement with a statement of comprehensive income which would display both the components of net income and comprehensive income in a combined statement, or to present a separate statement of comprehensive income immediately following the income statement. The new guidance does not affect the components of other comprehensive income or the calculation of earnings per share. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The new guidance is to be applied retrospectively with early adoption permitted. The adoption of this new guidance in 2012 will not impact the Company’s financial position, results of operations or cash flows.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Fair Value

In May 2011, the FASB issued new guidance related to fair value measurement and disclosure. The new guidance is a result of joint efforts by the FASB and the International Accounting Standards Board to develop a single converged fair value framework. The new guidance expands existing disclosure requirements for fair value measurements and makes other amendments, mostly to eliminate wording differences between U.S. generally accepted accounting principles and international financial reporting standards. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The new guidance is to be applied prospectively and early adoption is not permitted. The adoption of this new guidance in 2012 will not impact the Company’s financial position, results of operations or cash flows.

4.	Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, premium receivables, provider and other receivables, prepaid expenses, other current assets, cash surrender value of life insurance (included in other long-term assets), claims payable, unearned revenue, accrued payroll and related liabilities, contractual refunds payable, accounts payable, accrued expenses and other current liabilities and deferred compensation (included in other long-term liabilities):  The fair value of these financial instruments, except cash surrender value of life insurance and deferred compensation, approximates the historical cost because of the short maturity of these items. Cash surrender value of life insurance and deferred compensation are carried at the fair value of the underlying assets due to the nature of the life insurance policies and deferred compensation plan.

Cash equivalents, short-term investments, long-term investments (other than auction rate securities and certificates of deposit), investments on deposit for licensure and long-term convertible debt:  Fair value for these items is determined based upon quoted market prices.

Auction rate securities and certificates of deposit:  Fair value is determined based upon discounted cash flow analyses.

Assets and liabilities recorded at fair value in the Condensed Consolidated Balance Sheets are categorized based upon a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Observable Inputs such as Quoted Prices in Active Markets:  The Company’s Level 1 securities consist of debt securities of government sponsored entities, equity index funds, federally insured corporate bonds, money market funds and U.S. Treasury securities. Level 1 securities are classified as cash equivalents, short-term investments, long-term investments and investments on deposit for licensure in the accompanying Condensed Consolidated Balance Sheets. These securities are actively traded and therefore the fair value for these securities is based on quoted market prices on one or more securities exchanges.

Level 2 — Inputs other than Quoted Prices in Active Markets that are Either Directly or Indirectly Observable:  The Company’s Level 2 securities consist of certificates of deposit, commercial paper, corporate bonds and municipal bonds and are classified as cash equivalents,

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

short-term investments, long-term investments and investments on deposit for licensure in the accompanying Condensed Consolidated Balance Sheets. The Company’s investments in securities classified as Level 2 are traded frequently though not necessarily daily. Fair value for these securities, except certificates of deposit, is determined using a market approach based on quoted prices for similar securities in active markets or quoted prices for identical securities in inactive markets. Fair value of certificates of deposit is determined using a discounted cash flow model comparing the stated rates of the certificates of deposit to current market interest rates for similar instruments.

Level 3 — Unobservable Inputs in which Little or no Market Data Exists, therefore Requiring an Entity to Develop its Own Assumptions:  The Company’s Level 3 securities consist of auction rate securities issued by student loan corporations established by various state governments. The auction events for these securities failed during early 2008 and have not resumed. Therefore, the estimated fair values of these securities have been determined utilizing an income approach, specifically discounted cash flow analyses. These analyses consider among other items, the creditworthiness of the issuer, the timing of the expected future cash flows, including the final maturity associated with the securities, and an assumption of when the next time the security is expected to have a successful auction. These securities were also compared, when possible, to other observable and relevant market data. As the timing of future successful auctions, if any, cannot be predicted, auction rate securities are classified as long-term investments in the accompanying Condensed Consolidated Balance Sheets.

The Company has not elected to apply the fair value option available under current guidance for any financial assets and liabilities that are not required to be measured at fair value. Transfers between levels, as a result of changes in the inputs used to determine fair value, are recognized as of the beginning of the reporting period in which the transfer occurs. There were no transfers between levels for the periods ended September 30, 2011 and December 31, 2010.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Assets

The Company’s assets measured at fair value on a recurring basis at September 30, 2011 were as follows:

				Fair Value Measurements at Reporting Date Using
				Quoted
				Prices in	Significant
				Active	Other	Significant
	Fair Value	Fair Value of		Markets for	Observable	Unobservable
	of Cash	Available-for-	Total Fair	Identical Assets	Inputs	Inputs
	Equivalents	Sale Securities	Value	(Level 1)	(Level 2)	(Level 3)

Auction rate securities	$—	$14,944	$14,944	$—	$—	$14,944
Certificates of deposit	127,151	7,003	134,154	—	134,154	—
Commercial paper	9,500	22,000	31,500	—	31,500	—
Corporate bonds	—	440,240	440,240	—	440,240	—
Debt securities of government sponsored entities	2,125	304,800	306,925	306,925	—	—
Equity index funds	—	29,666	29,666	29,666	—	—
Federally insured corporate bonds	—	21,095	21,095	21,095	—	—
Money market funds	484,223	14,879	499,102	499,102	—	—
Municipal bonds	—	320,607	320,607	—	320,607	—
U.S. Treasury securities	—	34,414	34,414	34,414	—	—

Total assets measured at fair value	$622,999	$1,209,648	$1,832,647	$891,202	$926,501	$14,944

The Company’s assets measured at fair value on a recurring basis at December 31, 2010 were as follows:

				Fair Value Measurements at Reporting Date Using
					Significant
				Quoted Prices in	Other	Significant
	Fair Value	Fair Value of		Active Markets for	Observable	Unobservable
	of Cash	Available-for-	Total Fair	Identical Assets	Inputs	Inputs
	Equivalents	Sale Securities	Value	(Level 1)	(Level 2)	(Level 3)

Auction rate securities	$—	$21,293	$21,293	$—	$—	$21,293
Certificates of deposit	137,215	13,651	150,866	—	150,866	—
Commercial paper	34,742	14,793	49,535	—	49,535	—
Corporate bonds	1,002	237,916	238,918	—	238,918	—
Debt securities of government sponsored entities	—	332,051	332,051	332,051	—	—
Federally insured corporate bonds	—	21,454	21,454	21,454	—	—
Money market funds	564,112	20,315	584,427	584,427	—	—
Municipal bonds	3,764	300,817	304,581	—	304,581	—
U.S. Treasury securities	1,000	21,721	22,721	22,721	—	—

Total assets measured at fair value	$741,835	$984,011	$1,725,846	$960,653	$743,900	$21,293

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table presents the changes in the Company’s assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2011 and 2010:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2011	2010	2011	2010

Balance at beginning of period	$15,672	$31,044	$21,293	$58,003
Total net realized loss included in investment income and other	—	—	—	(290)
Total net unrealized (loss) gain included in other comprehensive income	(178)	918	101	2,459
Sales	—	—	—	(12,000)
Calls by issuers	(550)	(4,400)	(6,450)	(20,610)

Balance at end of period	$14,944	$27,562	$14,944	$27,562

During the three and nine months ended September 30, 2011 and 2010, proceeds from the sale or call of certain investments in auction rate securities, the net realized gains and the amount of prior period net unrealized losses reclassified from accumulated other comprehensive income on a specific-identification basis were as follows (excludes the impact of the forward contract discussed below):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2011	2010	2011	2010

Proceeds from sale or call of auction rate securities	$550	$4,400	$6,450	$32,610
Total net realized gain included in investment income and other	—	—	—	875
Net unrealized loss reclassified from accumulated other comprehensive income, included in realized gain above	—	—	—	(290)

During the fourth quarter of 2008, the Company entered into a forward contract with a registered broker-dealer, at no cost, which provided the Company with the ability to sell certain auction rate securities to the registered broker-dealer at par within a defined timeframe, beginning June 30, 2010. These securities were classified as trading securities because the Company did not intend to hold these securities until final maturity. Trading securities are carried at fair value with changes in fair value recorded in earnings. The value of the forward contract was estimated using a discounted cash flow analysis taking into consideration the creditworthiness of the counterparty to the agreement. The forward contract was included in other long-term assets. As of June 30, 2010, all of the remaining trading securities under the terms of this forward contract were repurchased by the broker-dealer; therefore, the forward contract expired and a realized loss of $1,165 was recorded during the nine months ended September 30, 2010, which was largely offset by recovery of the related auction rate securities at par.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Liabilities

The 2.0% Convertible Senior Notes are carried at cost plus the value of the accrued discount in the accompanying Condensed Consolidated Balance Sheets, or $254,155 and $245,750 as of September 30, 2011 and December 31, 2010, respectively. The estimated fair value of the 2.0% Convertible Senior Notes is determined based upon a quoted market price. As of September 30, 2011 and December 31, 2010, the fair value of the borrowings under the 2.0% Convertible Senior Notes was $277,864 and $303,550, respectively, compared to the face value of $259,880 and $260,000, respectively.

5.	Short- and Long-Term Investments and Investments on Deposit for Licensure

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale short- and long-term investments and investments on deposit for licensure held at September 30, 2011 were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value

Auction rate securities	$16,200	$—	$1,256	$14,944
Certificates of deposit	7,003	—	—	7,003
Commercial paper	22,000	—	—	22,000
Corporate bonds	439,592	2,380	1,732	440,240
Debt securities of government sponsored entities	304,138	813	151	304,800
Equity index funds	32,673	19	3,026	29,666
Federally insured corporate bonds	21,020	75	—	21,095
Money market funds	14,879	—	—	14,879
Municipal bonds	308,345	12,320	58	320,607
U.S. Treasury securities	34,326	88	—	34,414

Total	$1,200,176	$15,695	$6,223	$1,209,648

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale short- and long-term investments and investments on deposit for licensure held at December 31, 2010 were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value

Auction rate securities	$22,650	$—	$1,357	$21,293
Certificates of deposit	13,651	—	—	13,651
Commercial paper	14,797	—	4	14,793
Corporate bonds	235,775	2,327	186	237,916
Debt securities of government sponsored entities	331,893	623	465	332,051
Federally insured corporate bonds	21,097	360	3	21,454
Money market funds	20,315	—	—	20,315
Municipal bonds	301,234	1,145	1,562	300,817
U.S. Treasury securities	21,592	130	1	21,721

Total	$983,004	$4,585	$3,578	$984,011

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The amortized cost and fair value of investments in debt securities, by contractual maturity, for available-for-sale short- and long-term investments and investments on deposit for licensure held at September 30, 2011 were as follows:

	Amortized	Fair
	Cost	Value

Maturing within one year	$344,316	$344,804
Maturing between one year and five years	581,432	583,384
Maturing between five years and ten years	182,166	191,201
Maturing in greater than ten years	59,589	60,593

Total	$1,167,503	$1,179,982

Investments in equity index funds with a cost of $32,673 and a fair value of $29,666 are excluded from the table above because they do not have contractual maturities.

For the three and nine months ended September 30, 2011 and 2010, the net unrealized (loss) gain recorded to accumulated other comprehensive income as a result of changes in fair value for investments classified as available-for-sale were as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2011	2010	2011	2010

Net unrealized (loss) gain recorded to accumulated other comprehensive income	$(118)	$2,874	$8,465	$4,319

The following table shows the fair value of the Company’s available-for-sale investments with unrealized losses that are not deemed to be other-than-temporarily impaired at September 30, 2011 and December 31, 2010. Investments are aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 Months			12 Months or Greater
		Gross			Gross
		Unrealized	Total		Unrealized	Total
	Fair	Holding	Number of	Fair	Holding	Number of
	Value	Losses	Securities	Value	Losses	Securities

September 30, 2011:
Auction rate securities	$—	$—	—	$14,944	$1,256	4
Corporate bonds	188,991	1,724	77	8,987	8	1
Debt securities of government sponsored entities	83,785	151	24	—	—	—
Equity index funds	27,424	3,026	6	—	—	—
Municipal bonds	10,421	58	3	—	—	—

Total temporarily impaired securities	$310,621	$4,959	110	$23,931	$1,264	5

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

	Less than 12 Months			12 Months or Greater
		Gross			Gross
		Unrealized	Total		Unrealized	Total
	Fair	Holding	Number of	Fair	Holding	Number of
	Value	Losses	Securities	Value	Losses	Securities

December 31, 2010:
Auction rate securities	$—	$—	—	$21,293	$1,357	6
Commercial paper	19,495	4	8	—	—	—
Corporate bonds	71,278	186	37	—	—	—
Debt securities of government sponsored entities	86,881	465	29	—	—	—
Federally insured corporate bond	4,036	3	1	—	—	—
Municipal bonds	160,860	1,562	64	—	—	—
U.S. Treasury securities	9,564	1	3	—	—	—

Total temporarily impaired securities	$352,114	$2,221	142	$21,293	$1,357	6

The Company typically invests in highly-rated debt securities and its investment policy generally limits the amount of credit exposure to any one issuer. The Company’s investment policy requires investments to generally be investment grade, primarily rated single-A or better, with the objective of minimizing the potential risk of principal loss and maintaining appropriate liquidity for the Company’s operations. Fair values were determined for each individual security in the investment portfolio. When evaluating investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, general market conditions and the Company’s intent to sell, or whether it is more likely than not that the Company will be required to sell the investment before recovery of a security’s amortized cost basis. During the three and nine month periods ended September 30, 2011, the Company did not record any charges for other-than-temporary impairment of its available-for-sale securities.

As of September 30, 2011, the Company’s investments in debt securities in an unrealized loss position all hold investment grade ratings by various credit rating agencies. Additionally, the issuers have been current on all interest payments. The temporary declines in value at September 30, 2011 are primarily due to fluctuations in short-term market interest rates and the lack of liquidity of auction rate securities. Auction rate securities that have been in an unrealized loss position for greater than 12 months have experienced losses due to the lack of liquidity for these instruments, not as a result of impairment of the underlying debt securities. The unrealized loss positions on equity index funds as of September 30, 2011 are primarily due to recent market losses in the corresponding equity indices that these funds are designed to replicate. These equity index funds have been trading below cost for less than three months. The Company does not intend to sell the debt and equity securities in an unrealized loss position prior to maturity or recovery and it is not likely that the Company will be required to sell these securities prior to maturity or recovery; therefore, there is no indication of other-than-temporary impairment for these securities.

6.	Market Updates

Georgia

In June 2011, the Company received notification from the Georgia Department of Community Health (“GA DCH”) that the GA DCH was exercising its option to renew, effective July 1, 2011, the Company’s Temporary Assistance for Needy Families (“TANF”) and Children’s Health Insurance

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Program (“CHIP”) contract between the Company’s Georgia health plan and GA DCH. The contract renewal typically includes revised premium rates that are effected through an amendment to the existing contract. As of September 30, 2011, the premium rates are not final and therefore no amounts related to the rate change have been reflected in the Condensed Consolidated Financial Statements. The revised premium rates will be recognized in the period in which the rates become final. The time lag between the effective date of the premium rate changes and the final contract can and has in the past been delayed one quarter or more. The value of the impact could be significant in the period in which it is recognized dependent on the magnitude of the premium rate change, the membership to which it applies and the length of the delay between the effective date of the rate increase and the contract date. The effect of the premium rate changes, if any, is anticipated to be recorded in the fourth quarter of 2011 or later. The contract, as renewed, will terminate on June 30, 2012. Additionally, the State has indicated its intent to begin reprocurement of the contract through a competitive bidding process sometime in the forthcoming twelve months.

Louisiana

On July 25, 2011, the Louisiana Department of Health and Hospitals (“DHH”) announced that the Company was one of five managed care organizations selected through a competitive procurement to offer healthcare coverage to Medicaid recipients in Louisiana through its Louisiana health plan. The State indicated that the managed care organizations will enroll collectively approximately 900,000 members statewide, including children and families served by Medicaid’s TANF as well as people with disabilities. It is not known at this time what portion of the statewide membership will be covered by the Company’s Louisiana health plan. Of the five managed care organizations selected, the Company is one of three providers that will offer services on a full-risk basis. The Company and DHH executed the contract for these services in October 2011. Two managed care organizations that bid in the procurement but were not selected have protested the award of the contract to the Company and the other successful bidders. While the Company believes that the award of the contract to us was proper, the Company is unable to predict the outcome of the state court challenge that has been filed and can give no assurances that the award will be upheld. Assuming that the award is upheld, the Company anticipates beginning operations in early 2012.

Medicare Advantage

During the third quarter of 2011, the Company received approval from the Centers for Medicare & Medicaid Services (“CMS”) to begin operating a Medicare Advantage plan for dual eligible beneficiaries in Chatham and Fulton counties in the State of Georgia, in addition to the renewal of each of the Medicare Advantage contracts in the states of Florida, Maryland, New Jersey, New Mexico, New York, Tennessee and Texas. Each of these contracts are annually renewing with effective dates of January 1, 2012.

New Jersey

On July 1, 2011, the Company’s New Jersey health plan renewed its managed care contract with the State of New Jersey Department of Human Services Division of Medical Assistance and Health Services (“NJ DMAHS”) under which it provides managed care services to eligible members of the State’s New Jersey Medicaid/NJ FamilyCare program. The renewed contract revised the premium rates and expanded certain healthcare services provided to eligible members. These new healthcare services include personal care assistant services, medical day care (adult and pediatric), outpatient rehabilitation (physical therapy, occupational therapy, and speech pathology services), dual eligible pharmacy benefits and aged, blind and disabled (“ABD”) expansion. The managed care contract renewal also includes participation by the Company’s New Jersey health plan in a three-year medical

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

home demonstration project with NJ DMAHS. This project requires the provision of services to participating enrollees under the Medical Home Model Guidelines. As of September 30, 2011, the Company’s New Jersey health plan served approximately 140,000 members.

Tennessee

The Company’s Tennessee health plan and the State of Tennessee TennCare Bureau are in the process of finalizing an amendment to the existing contract, which includes a revision to the premium rates at which the Company’s Tennessee health plan provides Medicaid managed care services to eligible Medicaid members for the contract period that began July 1, 2011. The amendment revises premium rates resulting in a decrease of approximately 4.7%, effective July 1, 2011. Additionally, the Tennessee contract employs an adjustment model to reflect the estimated risk profile of the participating managed care organizations’ membership, or a “risk adjustment factor”. This risk adjustment factor is determined annually subsequent to the determination of the premium rates established for the contract year. Based on information provided by the State, the Company has determined that premium rates will be further reduced by 1.7% retroactively effective July 1, 2011 due to the most recent risk adjustment factor calculation. The revised premium rates have been recognized for the period subsequent to the effective date in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company can provide no assurance that the decrease in premium rates will not have a material adverse effect on its financial position, results of operations or cash flows in future periods.

Texas

One of the Company’s Texas health plans and the Texas Health and Human Services Commission (“HHSC”) are in the process of finalizing an amendment to the existing Medicaid and CHIP Managed Care Services Contract for the contract period that began September 1, 2011. The amendment revises premium rates resulting in a net decrease of approximately 5.4%, effective September 1, 2011. The revised premium rates have been recognized for the period subsequent to the effective date in accordance with GAAP. The Company can provide no assurance that the impact of the decrease in premium rates will not have a materially adverse effect on the Company’s financial position, results of operations or cash flows in future periods.

On August 1, 2011, HHSC announced that the Company’s Texas health plans were awarded contracts to continue to provide Medicaid managed care services to its existing service areas of Austin, Dallas/Fort Worth, Houston (including the September 1, 2011 expansion into the Jefferson service area) and San Antonio. The Company will no longer participate in the Corpus Christi area, for which it served approximately 10,000 members as of September 30, 2011. In addition to the existing service areas, the Company will begin providing Medicaid managed care services in the Lubbock and El Paso service areas and in the 164 counties defined by HHSC as the rural service areas. Additionally, the Company will begin providing prescription drug benefits for all of the Company’s Texas members and, pending final approval of the State’s waiver filed with CMS, inpatient hospital services for the STAR+PLUS program. As of September 30, 2011, the Company’s Texas health plans served approximately 611,000 members. Pending completion of a final agreement, the Company anticipates beginning operations for new markets and populations in early 2012.

In February 2011, one of the Company’s Texas health plans began serving ABD members in the six-county service area surrounding Fort Worth, Texas through an expansion contract awarded by HHSC. As of September 30, 2011, approximately 28,000 members were served by the Company’s Texas health plan under this contract. Previously, the Company served approximately 14,000 ABD members in the Dallas and Fort Worth areas under an administrative services only contract that terminated on January 31, 2011.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

7.	Summary of Goodwill and Acquired Intangible Assets

During the nine months ended September 30, 2010, the Company sold certain trademarks for $4,000. The carrying value, net of accumulated amortization of these trademarks, was zero.

On March 1, 2010, the Company’s New Jersey health plan acquired the Medicaid contract rights and rights under certain provider agreements of University Health Plans, Inc. for strategic reasons. The purchase price of $13,420 was financed through available cash. The entire purchase price was allocated to goodwill and other intangibles, which includes $2,200 of specifically identifiable intangibles allocated to the rights to the Medicaid service contract and the assumed provider contracts.

Other acquired intangible assets, included in other long-term assets in the accompanying Condensed Consolidated Balance Sheets, at September 30, 2011 and December 31, 2010 were as follows:

	September 30, 2011		December 31, 2010
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Membership rights and provider contracts	$28,171	$(26,486)	$28,171	$(26,106)
Non-compete agreements and trademarks	946	(946)	946	(946)

	$29,117	$(27,432)	$29,117	$(27,052)

8.	Claims Payable

The following table presents the components of the change in claims payable for the periods presented:

	Nine Months Ended
	September 30,
	2011	2010

Claims payable, beginning of period	$510,675	$529,036
Health benefits expense incurred during the period:
Related to current year	3,965,890	3,615,124
Related to prior years	(84,520)	(97,401)

Total incurred	3,881,370	3,517,723
Health benefits payments during the period:
Related to current year	3,461,910	3,151,419
Related to prior years	385,609	373,520

Total payments	3,847,519	3,524,939

Claims payable, end of period	$544,526	$521,820

Health benefits expense incurred during both periods was reduced for amounts related to prior years. The amounts related to prior years include the impact of amounts previously included in the liability to establish it at a level sufficient under moderately adverse conditions that were not needed and the reduction in health benefits expense due to revisions to prior estimates.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

9.	Convertible Senior Notes

As of September 30, 2011, the Company had $259,880 outstanding in aggregate principal amount of 2.0% Convertible Senior Notes issued March 28, 2007 and due May 15, 2012, the carrying amount of which was $254,155. As of December 31, 2010, the Company had $260,000 outstanding in aggregate principal amount of 2.0% Convertible Senior Notes with a carrying amount of $245,750. The unamortized discount of $5,725 at September 30, 2011 will continue to be amortized over the remaining eight months until maturity unless accelerated due to early conversions initiated by the bondholders.

Upon conversion of the 2.0% Convertible Senior Notes, the Company will pay cash up to the principal amount of the 2.0% Convertible Senior Notes converted. With respect to any conversion value in excess of the principal amount, the Company has the option to settle the excess with cash, shares of its common stock, or a combination thereof, based on a daily conversion value, as defined in the indenture. The initial conversion rate for the 2.0% Convertible Senior Notes is 23.5114 shares of common stock per one thousand dollars of principal amount of 2.0% Convertible Senior Notes, which represents a 32.5% conversion premium based on the closing price of $32.10 per share of the Company’s common stock on March 22, 2007 and is equivalent to a conversion price of approximately $42.53 per share of common stock. Consequently, under the provisions of the 2.0% Convertible Senior Notes, if the market price of the Company’s common stock exceeds $42.53, the Company will be obligated to settle, in cash and/or shares of its common stock at its option, an amount equal to approximately $6,100 for each dollar in share price that the market price of the Company’s common stock exceeds $42.53, or the conversion value in excess of the principal amount of the 2.0% Convertible Senior Notes. In periods prior to conversion, the 2.0% Convertible Senior Notes would also have a dilutive impact to earnings if the average market price of the Company’s common stock exceeds $42.53 for the period reported. As of September 30, 2011, the 2.0% Convertible Senior Notes had a dilutive impact to earnings per share as the average market price of the Company’s common stock of $53.03 and $58.00 for the three and nine months ended September 30, 2011, respectively, exceeded the conversion price of $42.53.

Concurrent with the issuance of the 2.0% Convertible Senior Notes, the Company purchased convertible note hedges, subject to customary anti-dilution adjustments, covering 6,112,964 shares of its common stock. The convertible note hedges allow the Company to receive, at its option, shares of its common stock and/or cash equal to the amounts of common stock and/or cash related to the excess conversion value that the Company would pay to the holders of the 2.0% Convertible Senior Notes upon conversion. The convertible note hedges are expected to offset the potential dilution upon conversion of the 2.0% Convertible Senior Notes in the event that the market value per share of the Company’s common stock, as measured under the convertible note hedges, at the time of exercise is greater than the strike price of the convertible note hedges, which corresponds to the initial conversion price of the 2.0% Convertible Senior Notes and is subject to certain customary adjustments. If, however, the market value per share of the Company’s common stock exceeds the strike price of the warrants (discussed below) when such warrants are exercised, the Company will be required to issue common stock. Both the convertible note hedges and warrants provide for net-share settlement at the time of any exercise for the amount that the market value of the common stock exceeds the applicable strike price.

Also concurrent with the issuance of the 2.0% Convertible Senior Notes, the Company sold warrants to acquire, subject to customary anti-dilution adjustments, 6,112,964 shares of its common stock at an exercise price of $53.77 per share. If the average market price of the Company’s common stock during a defined period ending on or about the settlement date exceeds the exercise price of the warrants, the warrants will be settled in shares of its common stock. Consequently, under the

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

provisions of the warrant instruments, if the market price of the Company’s common stock exceeds $53.77 at exercise, the Company will be obligated to settle in shares of its common stock an amount equal to approximately $6,100 for each dollar that the market price of its common stock exceeds $53.77 resulting in a dilutive impact to its earnings. As of September 30, 2011, the warrant instruments had a dilutive impact to earnings per share for the nine months ended September 30, 2011 as the average market price of the Company’s common stock for the nine months ended September 30, 2011 of $58.00 exceeded the $53.77 exercise price of the warrants. The warrant instruments did not have a dilutive impact to earnings per share for the three months ended September 30, 2011 as the average market price of the Company’s common stock for the three months ended September 30, 2011 of $53.03 did not exceed the $53.77 exercise price of the warrants.

The convertible note hedges and warrants are separate instruments which do not affect holders’ rights under the 2.0% Convertible Senior Notes.

During the three months ended September 30, 2011, certain bondholders converted $120 in aggregate principal amount of the 2.0% Convertible Senior Notes with a conversion value in excess of the principal amount of $82. The Company paid the consideration for the conversion of the 2.0% Convertible Senior Notes using cash on hand and the conversion value in excess of the principal amount converted was recouped through cash received from the counterparty pursuant to the convertible note hedge instruments.

As of September 30, 2011, the Company’s common stock was last traded at a price of $39.01 per share. Based on this value, if the 2.0% Convertible Senior Notes had been converted or matured at September 30, 2011, the Company would have been obligated to pay only the principal of the 2.0% Convertible Senior Notes as the per share price of the Company’s common stock did not exceed the conversion price of $42.53 per share. At this per share value, no shares would be delivered under the warrant instruments as the per share value is less than the exercise price of the warrants.

10.	Commitments and Contingencies

Lease Agreements

The Company leases office space and office equipment under operating leases which expire at various dates through 2021. Future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows at September 30, 2011:

Operating
Leases

Remainder of 2011	$4,110
2012	15,657
2013	12,173
2014	10,192
2015	9,282
2016	8,620
Thereafter	28,212

Total minimum lease payments	$88,246

These leases have various escalations, abatements and tenant improvement allowances that have been included in the total cost of each lease and amortized on a straight-line basis. For the three months ended September 30, 2011 and 2010, total rent expense for all office space and office equipment under non-cancelable operating leases was $4,611 and $4,132, respectively. For the nine

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

months ended September 30, 2011 and 2010, total rent expense for all office space and office equipment under non-cancelable operating leases was $13,312 and $12,620, respectively. Rent expense is included in selling, general and administrative expenses in the accompanying Condensed Consolidated Income Statements. The Company had no capital lease obligations at September 30, 2011.

Florida Premium Recoupment

As previously reported in the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2011 and June 30, 2011, AMERIGROUP Florida, Inc. received written notices from the Florida Agency for Health Care Administration (“AHCA”) on March 14, 2011 regarding an audit, conducted by a third party, of Medicaid claims paid under contracts between AHCA and Florida Medicaid managed care organizations for the period October 1, 2008 through December 31, 2010.

On October 5, 2011, AHCA notified AMERIGROUP Florida, Inc. that the recovery project associated with the audit, which sought recoupment of premium payments made to AMERIGROUP Florida, Inc. attributable to purportedly ineligible members, had been cancelled. As a result, the Company does not anticipate further premium recoupment activity relating to this audit. The resolution of this matter did not have a material impact on the financial position, results of operations or cash flows as of or for the three and nine months ended September 30, 2011.

Letter of Credit

Effective July 1, 2011, the Company renewed a collateralized irrevocable standby letter of credit, initially issued on July 1, 2009, in an aggregate principal amount of approximately $17,366, to meet certain obligations under its Medicaid contract in the State of Georgia through its Georgia subsidiary, AMGP Georgia Managed Care Company, Inc. The letter of credit is collateralized through cash and investments held by AMGP Georgia Managed Care Company, Inc.

Legal Proceedings

Employment Litigation

As previously reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, on November 22, 2010, Hamel Toure, a former AMERIGROUP New York, LLC marketing representative, filed a putative collective and class action complaint against AMERIGROUP Corporation and AMERIGROUP New York, LLC in the United States District Court, Eastern District of New York. Subsequently, another lawsuit, styled Andrea Burch, individually and on behalf of all others similarly situated v. AMERIGROUP Corporation and AMERIGROUP New York, LLC, was consolidated with the Toure case.

The Second Amended Class Action Complaint with respect to these consolidated cases alleges, inter alia, that the plaintiffs and certain other employees should have been classified as non-exempt employees under the Fair Labor Standards Act (“FLSA”) and during the course of their employment should have received overtime and other compensation under the FLSA from October 22, 2007 until the entry of judgment and under the New York Labor Law (“NYLL”) from October 22, 2004 until the entry of judgment. The Complaint requests certification of the NYLL claims as a class action under Rule 23, designation of the FLSA claims as a collective action, a declaratory judgment, injunctive relief, an award of unpaid overtime compensation, an award of liquidated damages under the FLSA and NYLL, pre-judgment interest, as well as costs, attorneys’ fees, and other relief.

At this early stage of the aforementioned case, the Company is unable to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome because,

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

among other things, the scope and size of the potential class has not been determined and no specific amount of monetary damages has been alleged. The Company believes it has meritorious defenses to the claims against it and intends to defend itself vigorously.

Other Litigation

The Company is involved in various other legal proceedings in the normal course of business. Based upon its evaluation of the information currently available, the Company believes that the ultimate resolution of any such proceedings will not have a material adverse effect, either individually or in the aggregate, on its financial position, results of operations or cash flows.

11.	Share Repurchase Program

On August 4, 2011, the Board of Directors authorized a $250,000 increase to the Company’s ongoing share repurchase program, bringing the total authorization to $650,000. The $650,000 authorization is for repurchases made from and after August 5, 2009. Pursuant to this share repurchase program, the Company repurchased 1,693,879 shares of its common stock and placed them into treasury during the three months ended September 30, 2011 at an aggregate cost of $77,220. During the nine months ended September 30, 2011, the Company repurchased and placed into treasury 2,948,812 shares of its common stock at an aggregate cost of $157,217. As of September 30, 2011, the Company had remaining authorization to purchase up to an additional $317,090 of shares of its common stock under the share repurchase program.

12.	Long-Term Incentive Plan

In March 2011, under the terms of existing compensation plans, the Company granted performance-based restricted stock units and performance-based cash awards to certain of its senior executives. These awards are earned based upon the Company’s performance against pre-established targets, including return on equity, net income margin and revenue growth over the three-year performance period. In addition to the performance conditions, these awards also include a market condition, which under certain performance conditions, may ultimately impact the number of restricted stock units and total cash awarded. The market condition is satisfied if the Company’s total shareholder return is above the median total shareholder return of the Company’s peer group as determined by the Compensation Committee of the Board of Directors. Under the terms of the awards, participants have the ability to earn between 0% and 200% of their target award based upon the attainment of performance and/or market conditions as defined.

Performance-based restricted stock units are classified as equity awards. The fair value of the awards subject to the market condition is calculated using a Monte Carlo valuation model. Expense associated with the performance-based restricted stock units subject to the market condition, if and when the market condition is applicable, is recognized regardless of whether the market condition is met. During the nine months ended September 30, 2011, a target of 78,131 performance-based restricted stock units were granted with the ability for participants to earn between 0 and 156,262 units.

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following details of performance-based restricted stock units outstanding as of September 30, 2011 are provided based on current assumptions of future performance:

		Weighted
		Average Grant
	Shares	Date Fair Value
	(#)	($)

Outstanding units at December 31, 2010	—	—
Granted at target level	78,131	58.83
Adjustments above/(below) target level	15,626	58.83
Expired	—	—
Forfeited	—	—

Outstanding units at September 30, 2011	93,757	58.83

Vested units at September 30, 2011	—
Unvested units at September 30, 2011	93,757
Unrecognized compensation expense	$4,662
Weighted average remaining period (years)	2.42

Performance-based cash awards are classified as liability awards because they are settled in cash. The fair value of the performance-based cash liability is re-evaluated using the Monte Carlo valuation model at each reporting date, if and when the market condition is in effect. A target of $4,448 performance-based cash awards were granted with the ability for participants to earn between $0 and $8,896.

The performance-based awards vest over a three-year performance period if certain performance and/or market conditions are achieved. Compensation costs for the performance-based awards are recognized by the Company over the requisite service period based on the probable outcome of the application of the performance and/or market conditions. The Company estimates the possible outcome of the performance and/or market conditions at each reporting period. The Company recognizes compensation costs based upon this estimate of the shares and cash that are expected to ultimately vest. For the three and nine months ended September 30, 2011, a total of $910 and $2,188, respectively, was recognized related to grants of performance-based restricted stock units and performance-based cash and is included in selling, general and administrative expenses in the accompanying Condensed Consolidated Income Statements.

13.	Comprehensive Income

Differences between net income and total comprehensive income resulted from net unrealized (losses) gains on the investment portfolio as follows:

			Nine Months
	Three Months Ended		Ended
	September 30,		September 30,
	2011	2010	2011	2010

Net income	$48,074	$84,348	$162,845	$193,743
Other comprehensive income:
Unrealized (loss) gain on available-for-sale securities, net of tax	(73)	1,833	5,282	2,777

Comprehensive income	$48,001	$86,181	$168,127	$196,520

AMERIGROUP CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

14.	Georgia Duplicate Premium Payments

GA DCH routinely assigns more than one Medicaid enrollment number to an individual, resulting in multiple enrollment records and duplicate premium payments for the same member. The occurrence of duplicate member records is common in Georgia and is generally corrected in a timely manner. During the nine months ended September 30, 2011, it became apparent to the Company that GA DCH was not current in its processing of merging duplicate member records. The Company notified GA DCH of the potential issues, and GA DCH completed a comprehensive review of their membership files and merged duplicate member records, identifying premium overpayments impacting periods as far back as the start of the Medicaid managed care program in 2006. The Company accrued $28,200 as an estimate of premium overpayments during the nine months ended September 30, 2011, the majority of which was accrued in periods prior to June 30, 2011 and approximately $25,500 has been recouped by GA DCH as of September 30, 2011.

Previously GA DCH had used these duplicate members in the determination of premium rates. GA DCH revisited the premium rate calculations using a revised count of membership to account for the cumulative effect of previously uncorrected duplicate members for state fiscal years 2007 through 2011. As a result of this activity, the Company and GA DCH have agreed in principle to the value of a premium adjustment due to the Company in recognition of revised premium rates. Based on this agreement in principle, the Company recorded premium revenue during the three and nine months ended September 30, 2011 of approximately $14,000.

15.	Subsequent Event

On October 25, 2011, the Company signed an agreement to purchase substantially all of the operating assets and contract rights of Health Plus, one of the largest Medicaid prepaid health services plans in New York, for $85,000. Health Plus currently serves approximately 320,000 members in New York State’s Medicaid, Family Health Plus and Child Health Plus programs, as well as the federal Medicare Advantage program. The transaction is subject to regulatory approvals and other closing conditions and is expected to close in the first half of 2012; although, there can be no assurance as to the timing of the consummation of this transaction or that this transaction will be consummated at all.

PROSPECTUS

AMERIGROUP Corporation
Common Stock
Preferred Stock
Depositary Shares
Debt Securities
Warrants
Stock Purchase Contracts
Stock Purchase Units

We may offer, from time to time, common stock, preferred stock, depositary shares, debt securities, warrants, contracts to purchase shares of our common stock or stock purchase units consisting of (a) a stock purchase contract; (b) warrants; and/or (c) debt securities or debt obligations of third parties (including United States treasury securities, other stock purchase contracts or common stock), that would secure the holders’ obligations to purchase or to sell, as the case may be, common stock, preferred stock or depositary shares under the stock purchase contract.

This prospectus provides you with a general description of the securities that we may offer. Specific terms of these securities will be provided in one or more supplements to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “AGP”.

Investing in our securities involves risks. See “Risk Factors” beginning on page 2 of this prospectus.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities, please see “Plan of Distribution” in this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 15, 2008.

This prospectus is part of a registration statement filed by AMERIGROUP Corporation with the Securities and Exchange Commission (the “SEC” or the “Commission”) using a “shelf” registration process. Under this shelf registration process we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities to be offered. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.” General information about us, including our Annual Report on Form 10-K, quarterly reports on Form 10-Q, Definitive Proxy Statements on Schedule 14A and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.amerigroupcorp.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

You should rely only on the information contained in this prospectus and the information to which we have referred you. We have not authorized any other person to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this document.

When used in this prospectus, the terms “AMERIGROUP Corporation,” “AMERIGROUP,” “the company,” “we,” “us” and “our” refer to AMERIGROUP Corporation and its consolidated subsidiaries, unless we specify or the context clearly indicates otherwise.

i

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain certain “forward-looking” statements as that term is defined by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements regarding our expected future financial position, membership, results of operations or cash flows, our continued performance improvements, our ability to service our debt obligations and refinance our debt obligations, our ability to finance growth opportunities, our ability to respond to changes in government regulations and similar statements including, without limitation, those containing words such as “believes”, “anticipates”, “expects”, “may”, “will”, “should”, “estimates”, “intends”, “plans” and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors:

•	local, state and national economic conditions, including their effect on the rate increase process, timing of payments;

•	the effect of government regulations and changes in regulations governing the healthcare industry;

•	changes in Medicaid and Medicare payment levels and methodologies;

•	liabilities and other claims asserted against us;

•	our ability to attract and retain qualified personnel;

•	our ability to maintain compliance with all minimum capital requirements;

•	the availability and terms of capital to fund acquisitions and capital improvements;

•	the competitive environment in which we operate;

•	our ability to maintain and increase membership levels;

•	demographic changes;

•	increased use of services, increased cost of individual services, epidemics, the introduction of new or costly treatments and technology, new mandated benefits, insured population characteristics and seasonal changes in the level of healthcare use;

•	our inability to operate new products and markets at expected levels, including, but not limited to, profitability, membership and targeted service standards;

•	changes in market interest rates, actions by the Federal Reserve or any disruptions in the credit markets;

•	catastrophes, including acts of terrorism or severe weather; and

•	the unfavorable resolution of pending litigation.

Investors should also refer to the section entitled “Risk Factors” set forth in this prospectus, the accompanying prospectus supplement and the reports that we file with the SEC. Given these risks and uncertainties, we can give no assurances that any forward-looking statements will, in fact, transpire and, therefore, caution investors not to place undue reliance on them.

ii

AMERIGROUP CORPORATION

We are a multi-state managed healthcare company focused on serving people who receive healthcare benefits through publicly sponsored programs, including Medicaid, State Children’s Health Insurance Program (“SCHIP”), FamilyCare, and Medicare Advantage programs. We believe that we are better qualified and positioned than many of our competitors to meet the unique needs of our members and government partners because of our focus, medical management programs and community-based education and outreach programs. We design our programs to address the particular needs of our members, for whom we facilitate access to healthcare benefits pursuant to agreements with the applicable regulatory authority. We combine medical, social and behavioral health services to help our members obtain quality healthcare in an efficient manner. Our success in establishing and maintaining strong relationships with our government partners, providers and members has enabled us to obtain new contracts and to establish and maintain a leading market position in many of the markets we serve.

We were formed in 1994. Our principal executive offices are located at 4425 Corporation Lane, Virginia Beach, Virginia 23462. Our telephone number at that location is (757) 490-6900.

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks. You should carefully consider the risk factors set forth in this prospectus, the accompanying prospectus supplement and the reports that we file with the SEC, as well as other information we include or incorporate by reference in this prospectus, before deciding whether an investment in that security is suitable for you.

Risks Related to Being a Regulated Entity

Changes in Government Regulations Designed to Protect Providers and Members Could Force us to Change How We Operate and Could Harm Our Business.

Our business is extensively regulated by the states in which we operate and by the Federal government. These laws and regulations are generally intended to benefit and protect providers and health plan members rather than the Company and its stockholders. Changes in existing laws and rules, the enactment of new laws and rules and changing interpretations of these laws and rules could, among other things:

•	force us to change how we do business,

•	restrict revenue and enrollment growth,

•	increase our health benefits and administrative costs,

•	impose additional capital requirements, and

•	increase or change our claims liability.

If State Regulators do not Approve Payments of Dividends, Distributions or Administrative Fees by Our Subsidiaries to us, it Could Negatively Affect Our Business Strategy.

We principally operate through our health plan subsidiaries. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. We also have administrative services agreements with our subsidiaries in which we agree to provide them with services and benefits (both tangible and intangible) in exchange for the payment of a fee. Some states limit the administrative fees which our subsidiaries may pay. For example, Ohio limits administrative fees paid to an affiliate to the cost of providing the services. If the regulators were to deny our subsidiaries’ requests to pay dividends to us or restrict or disallow the payment of the administrative fee or not allow us to recover the costs of providing the services under our administrative services agreement or require a significant change in the timing or manner in which we recover those costs, the funds available to our Company as a whole would be limited, which could harm our ability to implement our business strategy, expand our infrastructure, improve our information technology systems, make needed capital expenditures, service our debt and negatively impact our liquidity.

Regulations Could Limit Our Profits as a Percentage of Revenues.

Our New Jersey and Maryland subsidiaries as well as our SCHIP product in Florida are subject to minimum medical expense levels as a percentage of premium revenue. Our Florida subsidiary is subject to minimum behavioral health expense levels as a percentage of behavioral health premium revenues. In New Jersey, Maryland and Florida, premium revenue recoupment may occur if these levels are not met. In addition, our Ohio subsidiary is subject to certain limits on administrative costs and our Virginia subsidiary is subject to a limit on profits. These regulatory requirements, changes in these requirements and additional requirements by our other regulators could limit our ability to increase or maintain our overall profits as a percentage of revenues, which could harm our operating results. We have been required, and may in the future be required, to make payments to the states as a result of not meeting these expense levels.

Additionally, we could be required to file a corrective plan of action with the states and we could be subject to fines and additional corrective action measures if we did not comply with the corrective plan of action. Our failure to comply could also affect future rate determinations and membership enrollment levels. These limitations could negatively impact our revenues and operating results.

Our Texas health plan is required to pay an experience rebate to the State of Texas in the event profits exceed established levels. We file experience rebate calculation reports with the State for this purpose. These reports are subject to audits and if the audit results in unfavorable adjustments to our filed reports, our results of operations and liquidity could be negatively impacted.

Failure to Comply with the Terms of Our Contracts With Our Government Partners Could Negatively Impact Our Profitability and Subject us to Fines, Penalties and Liquidated Damages.

Our contracts with our government partners contain certain provisions regarding data submission, provider network maintenance, quality measures, continuity of care, call center performance and other requirements specific to state and program regulations. If we fail to comply with these requirements, we may be subject to fines, penalties and liquidated damages that could impact our profitability. Additionally, we could be required to file a corrective plan of action with the state and we could be subject to fines, penalties and liquidated damages and additional corrective action measures if we did not comply with the corrective plan of action. Our failure to comply could also affect future membership enrollment levels. These limitations could negatively impact our revenues and operating results.

Failure to Comply With Government Regulations Could Subject us to Civil and Criminal Penalties and Limitations on Our Profitability.

We are subject to numerous local, state and Federal laws and regulations. Violation of the laws or regulations governing our operations could result in the imposition of sanctions, the cancellation of our contracts to provide services, or in the extreme case, the suspension or revocation of our licenses. We can give no assurance that the terms of our contracts with the states or the manner in which we are directed to comply with our state contracts is in accordance with the Centers for Medicare and Medicaid Services (“CMS”) regulations.

We cannot give any assurance that we will not be subject to material fines or other sanctions in the future. If we became subject to material fines or if other sanctions or other corrective actions were imposed upon us, our ability to continue to operate our business could be materially and adversely affected. From time-to-time we have been subject to sanctions as a result of violations of marketing regulations. Although we train our employees with respect to compliance with local, state and Federal laws of each of the states in which we do business, no assurance can be given that violations will not occur.

We contract with various state governmental agencies to provide managed healthcare services. Pursuant to these contracts, we are subject to various reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in any of the following: refunds of premiums we have been paid pursuant to our contracts; imposition of fines, penalties and other sanctions; loss of our right to participate in various markets; or loss of one or more of our licenses.

We are, or may become subject to, various state and Federal laws designed to address healthcare fraud and abuse, including false claims laws. State and Federal laws prohibit the submission of false claims and other acts that are considered fraudulent or abusive. The submission of claims to a state or Federal healthcare program for items and services that are determined to be “not provided as claimed” may lead to the imposition of civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in state and Federally funded healthcare programs, including the Medicare and Medicaid programs.

The Deficit Reduction Action of 2005 (“DRA”) requires all entities that receive $5.0 million or more in annual Medicaid funds to establish specific written policies for their employees, contractors, and agents regarding various false claims-related laws and whistleblower protections under such laws as well as provisions regarding their policies and procedures for detecting and preventing fraud, waste and abuse. These requirements are conditions of receiving all future payments under the Medicaid program. Entities were required to comply with the compliance related provisions of the DRA by January 1, 2007. The Federal government provided limited guidance regarding acceptable measures of compliance in late December 2006. We believe that we have made appropriate efforts to meet the requirements of the compliance provisions of the DRA. However, if it is determined that we have not met the requirements appropriately, we could be subject to civil penalties and/or be barred from receiving future payments under the Medicaid programs in the states in which we operate thereby materially adversely affecting our business, results of operation and financial condition.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA establishes new enforcement mechanisms to combat fraud and abuse, including a whistle-blower program. Further, HIPAA imposes civil and criminal penalties for failure to comply with the privacy and security standards set forth in the regulation. No private cause of action under HIPAA has yet been created, and we do not know when or if such changes may be enacted.

The Federal government has enacted, and state governments are enacting, other fraud and abuse laws as well. Our failure to comply with HIPAA or these other laws could result in criminal or civil penalties and exclusion from Medicaid or other governmental healthcare programs and could lead to the revocation of our licenses. These penalties or exclusions, were they to occur, would negatively impact our ability to operate our business.

The Sarbanes-Oxley Act of 2002 requires that we maintain effective internal control over financial reporting. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over our financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to continue to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Changes in Healthcare Laws Could Reduce Our Profitability.

Numerous proposals relating to changes in healthcare law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. These include Medicaid reform initiatives in Florida, as well as waivers requested by states for various elements of their programs. Changes in applicable laws and regulations are continually being considered and interpretations of existing laws and rules may also change from time-to-time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. Although some changes in government regulations, such as the removal of the requirements on the enrollment mix between commercial and public sector membership, have encouraged managed care participation in public sector programs, we are unable to predict whether new laws or proposals will continue to favor or hinder the growth of managed healthcare.

We cannot predict the outcome of these legislative or regulatory proposals, nor the effect which they might have on us. Legislation or regulations that require us to change our current manner of operation, provide additional benefits or change our contract arrangements could seriously harm our operations and financial results.

Changes in Medicaid Funding by the Federal Government or the States could Substantially Reduce Our Profitability.

Most of our revenues come from state government Medicaid premiums. The base premium rate paid by each state differs, depending on a combination of various factors such as defined upper payment limits, a member’s health status, age, gender, county or region, benefit mix and member eligibility category. Future levels of Medicaid premium rates may be affected by continued government efforts to contain medical costs and may further be affected by state and Federal budgetary constraints. Changes to Medicaid programs could reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under such programs. States periodically consider reducing or reallocating the amount of money they spend for Medicaid. We believe that additional reductions in Medicaid payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by unavailability of state funds. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required.

State governments generally are experiencing tight budgetary conditions within their Medicaid programs. Budget problems in the states in which we operate could result in limited increases or even decreases in the premiums paid to us by the states. If any state in which we operate were to decrease premiums paid to us, or pay us less than the amount necessary to keep pace with our cost trends, it could have a material adverse effect on our profitability.

If State Governments do not Renew Our Contracts on Favorable Terms or We Fail to Retain Our Contracts as a Result of a Re-Bidding Process, Our Business will Suffer.

As of December 31, 2007, we served members who received healthcare benefits through contracts with the regulatory entities in the jurisdictions in which we operate. Four of our contracts, which are with the States of Florida, Georgia, Maryland, and Texas, individually accounted for 10% or more of our premium revenue for the year ended December 31, 2007, with the largest of these contracts, Texas, representing approximately 27% of our premium revenue. If any of our contracts were not renewed on favorable terms or were terminated for cause, our business would suffer. All of our material contracts have been extended until at least mid-2009. Termination or non-renewal of any single contract could materially impact our revenues and operating results.

Some of our contracts are subject to a re-bidding or re-application process. For example, our Texas markets are re-bid every six years (and were last re-bid in 2005). If we lost a contract through the re-bidding process, or if an increased number of competitors were awarded contracts in a specific market, our operating results could be materially and adversely affected.

Delays in Program Expansions or Contract Changes Could Negatively Impact Our Business.

In any program start-up, expansion, or re-bid, the state’s ability to manage the implementation as designed may be affected by factors beyond our control. These include political considerations, network development, contract appeals, membership assignment/allocation for members who do not self-select, and errors in the bidding process, as well as difficulties experienced by other private vendors involved in the implementation, such as enrollment brokers. Our business, particularly plans for expansion or increased membership levels, could be negatively impacted by these delays or changes.

If a State Fails to Renew its Federal Waiver Application for Mandated Medicaid Enrollment into Managed Care or Such Application is Denied, Our Membership in that State will Likely Decrease.

States may only mandate Medicaid enrollment into managed care under Federal waivers or demonstrations. Waivers and programs under demonstrations are approved for two-year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If a state does not renew its mandated program or the Federal government denies the state’s application for renewal, our business would suffer as a result of a likely decrease in membership.

We Rely on the Accuracy of Eligibility Lists Provided by State Governments, and in the Case of our Medicare Advantage Members, by the Federal Government. Inaccuracies in Those Lists would Negatively Affect Our Results of Operations.

Premium payments to us are based upon eligibility lists produced by government enrollment data. From time-to-time, governments require us to reimburse them for premiums paid to us based on an eligibility list that a government later discovers contains individuals who are not in fact eligible for a government sponsored program or have been enrolled twice in the same program or are eligible for a different premium category or a different program. Alternatively, a government could fail to pay us for members for whom we are entitled to receive payment. Our results of operations would be adversely affected as a result of such reimbursement to the government if we had made related payments to providers and were unable to recoup such payments from the providers.

If State Regulatory Agencies Require a Statutory Capital Level Higher than the State Regulations We may be Required to Make Additional Capital Contributions.

Our operations are conducted through our wholly-owned subsidiaries, which include Health Maintenance Organizations (“HMOs”), one health insuring corporation (“HIC”) and one Prepaid Health Services Plan (“PHSP”). HMOs, HICs, and PHSPs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital and the maintenance of certain financial ratios (which are referred to as risk based capital requirements), as defined by each state. Certain states also require performance bonds or letters of credit from our subsidiaries. Additionally, state regulatory agencies may require, at their discretion, individual regulated entities to maintain statutory capital levels higher than the state regulations. If this were to occur or other requirements change for one of our subsidiaries, we may be required to make additional capital contributions to the affected subsidiary. Any additional capital contribution made to one of the affected subsidiaries could have a material adverse effect on our liquidity and our ability to grow.

Risks Related to Our Business

As Participants in State and Federal Healthcare Programs, We are Subject to Extensive Fraud and Abuse Laws Which may Give Rise to Frequent Lawsuits and Claims Against us, and the Outcome of These Lawsuits and Claims may have a Material Adverse Effect on Our Financial Position, Results of Operations and Liquidity.

Our operations are subject to various state and Federal healthcare laws commonly referred to as “fraud and abuse” laws, including the Federal False Claims Act. The Federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented for payment, a false or fraudulent claim for payment to the Federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual (known as a “relator” or, more commonly, “whistleblower”) on behalf of the government. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other state or Federal healthcare programs as a result of an investigation arising out of such action. In addition, the DRA encourages states to enact state-versions of the False Claims Act that establish liability to the state for false and fraudulent Medicaid claims and that provide for, among other things, claims to be filed by qui tam relators.

In 2002, a former employee of our former Illinois subsidiary filed a qui tam action alleging that the subsidiary had submitted false claims under the Medicaid program by maintaining a scheme to discourage or avoid the enrollment into the health plan of pregnant women and other recipients with special needs. Subsequently, the State of Illinois and the United States of America intervened and the Company was added as a defendant. On October 30, 2006, a jury returned a verdict against the Company and the subsidiary in the amount of $48.0 million which under applicable law was trebled to $144.0 million plus penalties, and attorney’s fees, costs and expenses. The jury also found that there were 18,130 false claims. In March 2007, the court entered a judgment against the Company and the subsidiary in the amount of approximately $334.0 million which included $144.0 million of damages and approximately $190.0 million in false claim penalties. In August 2008, the Company settled this matter and paid the aggregate amount of $225.0 million as a settlement plus approximately $9.2 million to the former employee for legal fees.

Although we believe we are in substantial compliance with the healthcare laws applicable to our Company, we can give no assurances that we will not be subject to additional False Claims Act suits in the future. Any violations of any of applicable fraud and abuse laws or any False Claims Act suit against us could have a material adverse effect on our financial position, results of operations and cash flows.

Receipt of Inadequate or Significantly Delayed Premiums would Negatively Impact Our Revenues, Profitability and Cash Flows.

Most of our revenues are generated by premiums consisting of fixed monthly payments per member. These premiums are fixed by contract, and we are obligated during the contract period to facilitate access to healthcare services as established by the state governments. We have less control over costs related to the provision of healthcare than we do over our selling, general and administrative expenses. Historically, our reported expenses related to health benefits as a percentage of premium revenue have fluctuated. For example, our expenses related to health benefits were 81.4% of our premium revenue for the nine months ended September 20, 2008, 83.1% of our premium revenue in 2007, and 81.1% of our premium revenue in 2006. If health benefits costs increase at a higher rate than premium increases, our earnings would be impacted negatively. In addition, if there is a significant delay in our receipt of premiums to offset previously incurred health benefits costs increases, our earnings could be negatively impacted.

Premiums are contractually payable to us before or during the month for services that we are obligated to provide to our members. Our cash flow would be negatively impacted if premium payments are not made according to contract terms.

Our Inability to Manage Medical Costs Effectively Would Reduce Our Profitability.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Changes in healthcare regulations and practices, level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels or natural disasters, are beyond our control and could reduce our ability to predict and effectively control the costs of healthcare services. Although we attempt to manage medical costs through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, and our information systems and reinsurance arrangements, we may not be able to manage costs effectively in the future. In addition, new products or new markets, such as New Mexico, could pose new and unexpected challenges to effectively manage medical costs. It is possible that there could be an increase in the volume or value of appeals for claims previously denied and claims previously paid to non-network providers will be appealed and subsequently reprocessed at higher amounts. This would result in an adjustment to claims expense. If our costs for medical services increase, our profits could be reduced, or we may not remain profitable.

We maintain reinsurance to help protect us against severe or catastrophic medical claims, but we can provide no assurance that such reinsurance coverage will be adequate or available to us in the future or that the cost of such reinsurance will not limit our ability to obtain it.

Our Limited Ability to Predict Our Incurred Medical Expenses Accurately has in the Past and Could in the Future Materially Impact Our Reported Results.

Our medical expenses include estimates of claims that are yet to be received, or incurred but not reported (“IBNR”). We estimate our IBNR medical expenses based on a number of factors, including authorization data, prior claims experience, maturity of markets, complexity and mix of products and stability of provider networks. Adjustments, if necessary, are made to medical expenses in the period during which the actual claim costs are ultimately determined or when underlying assumptions or factors used to estimate IBNR change. In addition to using our internal resources, we utilize the services of independent actuaries who are contracted on a routine basis to calculate and review the adequacy of our medical liabilities. We cannot be sure that our current or future IBNR estimates are adequate or that any further adjustments to such IBNR estimates will not harm or benefit our results of operations. Further, our inability to accurately estimate IBNR may also affect our ability to take timely corrective actions, further exacerbating the extent of the harm on our results. Though we employ substantial efforts to estimate our IBNR at each reporting date, we can give no assurance that the ultimate results will not materially differ from our estimates resulting in a material increase or decrease in our health benefits expenses in the period such difference is determined. New products or new markets, such as New Mexico could pose new and unexpected challenges to effectively predict medical costs.

Our Inability to Operate New Business Opportunities at Underwritten Levels Could have a Material Adverse Effect on Our Business.

In underwriting new business opportunities we must estimate future medical expenses. We utilize a range of information and develop numerous assumptions. The information we use can often include, but is not limited to, historical cost data, population demographics, experience from other markets, trend assumptions and other general underwriting factors. The information we utilize may be inadequate or not applicable and our assumptions may be incorrect. If our underwriting estimates are incorrect our cost experience could be materially different than expected. If costs are higher than expected, our operating results could be adversely affected.

Difficulties in Executing Our Acquisition Strategy or Integrating Acquired Business Could Adversely Affect Our Business.

Historically, acquisitions including the acquisition of Medicaid contract rights and related assets of other health plans, both in our existing service areas and in new markets, have been a significant factor in our growth. Although we cannot predict our rate of growth as the result of acquisitions with complete accuracy, we believe that acquisitions similar in nature to those we have historically executed will continue to contribute to our growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. In addition, many of the sellers are interested in either (1) selling, along with their Medicaid assets, other assets in which we do not have an interest; or (2) selling their companies, including their liabilities, as opposed to just the assets of the ongoing business. Therefore, we cannot be sure that we will be able to complete acquisitions on terms favorable to us or that we can obtain the necessary financing for these acquisitions.

We are Currently Evaluating Potential Acquisitions that Would Increase Our Membership, as Well as Acquisitions of Complementary Healthcare Service Businesses. These Potential Acquisitions are at Various Stages of Consideration and Discussion and We may Enter Into Letters of Intent or Other Agreements Relating to These Proposals at Any Time. However, We cannot Predict When or Whether We will Actually Acquire These Businesses.

We are generally required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire new business, we would be required to obtain additional regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. There can be no assurance that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all.

Our existing credit facility imposes certain restrictions on acquisitions. We may become subject to more limitations under any future credit facility. We may not be able to meet these restrictions.

In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate our acquisitions with our existing operations. This may include the integration of:

•	additional employees who are not familiar with our operations,

•	existing provider networks, which may operate on different terms than our existing networks,

•	existing members, who may decide to switch to another healthcare provider, and

•	disparate information and record keeping systems.

We may be unable to successfully identify, consummate and integrate future acquisitions, including integrating the acquired businesses on to our technology platform, or to implement our operations strategy in order to operate acquired businesses profitably. We also may be unable to obtain sufficient additional capital resources for future acquisitions. There can be no assurance that incurring expenses to acquire a business will result in the acquisition being consummated. These expenses could impact our selling, general and administrative expense ratio. If we are unable to effectively execute our acquisition strategy or integrate acquired businesses, our future growth will suffer and our results of operations could be harmed.

Failure of a New Business Would Negatively Impact Our Results of Operations.

Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority and obtain a state contract in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to be able to process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, the new business would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The costs associated with starting up the business could have a significant impact on our results of operations. In addition, if the new business does not operate at underwritten levels, our profitability could be harmed.

Ineffective Management of Rapid Growth or Our Inability to Grow Could Negatively Affect Our Results of Operations, Financial Condition and Business.

We have experienced rapid growth. In 1997, we had $64.9 million of premium revenue. In 2007, we had $3.9 billion in premium revenue. This increase represents a compounded annual growth rate of 50.5%. During the nine months ended September 30, 2008, our premium revenue was $3.3 billion, a 16.4% increase compared to the nine months ended September 30, 2007.

Depending on acquisitions and other opportunities, we expect to continue to grow rapidly. Continued growth could place a significant strain on our management and on other resources. We anticipate that continued growth, if any, will require us to continue to recruit, hire, train and retain a substantial number of new and highly skilled medical, administrative, information technology, finance and other support personnel. Our ability to compete effectively depends upon our ability to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we continue to experience rapid growth, our personnel, systems, procedures and controls may be inadequate to support our operations, and our management may fail to anticipate adequately all demands that growth will place on our resources. In addition, due to the initial costs incurred upon the acquisition of new businesses, rapid growth could adversely affect our short-term profitability. Our inability to manage growth effectively or our inability to grow could have a negative impact on our business, operating results and financial condition.

We are Subject to Competition that Impacts Our Ability to Increase Our Penetration of the Markets that We Serve.

We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. Some of the health plans with which we compete have substantially larger enrollments, greater financial and other resources and offer a broader scope of products than we do.

While many states mandate health plan enrollment for Medicaid eligible participants including all of those in which we do business except for South Carolina, the programs are voluntary in other states. Subject to limited exceptions by Federally approved state applications, the Federal government requires that there be a choice for Medicaid recipients among managed care programs. Voluntary programs and mandated competition will impact our ability to increase our market share.

In addition, in most states in which we operate we are not allowed to market directly to potential members, and therefore, we rely on creating name brand recognition through our community-based programs. Where we have only recently entered a market or compete with health plans much larger than we are, we may be at a competitive disadvantage unless and until our community-based programs and other promotional activities create brand awareness.

Restrictions and Covenants in Our Credit Agreement Could Limit Our Ability to Take Actions.

As of September 30, 2008, we had $50.0 million outstanding under the senior secured synthetic letter of credit facility portion of our Credit and Guaranty Agreement (the “Credit Agreement”). As of September 30, 2008, we had no outstanding borrowings under the senior secured revolving credit facility portion of our Credit Agreement, but have caused to be issued irrevocable letters of credit in the aggregate face amount of $16.5 million.

The Credit Agreement includes customary covenants and events of default. If any event of default occurs and is continuing, the Credit Agreement may be terminated and all amounts owing there under may become immediately due and payable. The Credit Agreement also includes the following financial covenants: (i) maximum leverage ratios as of specified periods, (ii) a minimum interest coverage ratio and (iii) a minimum statutory net worth ratio. The Credit Agreement also imposes acquisition limitations that restrict our ability to make certain acquisitions above specified values. As a result of these restrictions and covenants, our financial and operating flexibility may be negatively impacted.

Borrowings under the Credit Agreement are secured by substantially all of our assets and the assets of our wholly-owned subsidiary, PHP Holdings, Inc., including the stock of each of our respective wholly-owned managed care subsidiaries, in each case, subject to carve-outs.

Events beyond our control, such as prevailing economic conditions and changes in the competitive environment, could impair our operating performance, which could affect our ability to comply with the terms of the Credit Agreement. Breaching any of the covenants or restrictions could result in the unavailability of the Credit Agreement or a default under the Credit Agreement. We can provide no assurance that our assets or cash flows will be sufficient to fully repay outstanding borrowings under the Credit Agreement or that we would be able to restructure such indebtedness on terms favorable to us. If we were unable to repay, refinance or restructure our indebtedness under the Credit Agreement, the lenders could proceed against the collateral expected to secure the indebtedness.

Our Debt Service Obligations may Adversely Affect Our Cash Flows and Our Increased Leverage As a Result of Our 2.0% Convertible Senior Notes and Credit Agreement may Harm Our Financial Condition and Results of Operations.

As of September 30, 2008, we had an outstanding aggregate of $260.0 million in principal amount of 2.0% Convertible Senior Notes due May 15, 2012. Our debt service obligation on our 2.0% Convertible Senior Notes is approximately $5.2 million per year in interest payments. Our debt service obligations on our Credit Agreement includes interest at the adjusted Eurodollar rate plus 2.0% or the base rate plus 1.0% and annual principal payments equal to 1.0% of the outstanding principal of the term loan. The applicable interest rate was 5.75% at September 30, 2008.

If we are unable to generate sufficient cash to meet these obligations and must instead use our existing cash or investments, we may have to reduce, curtail or terminate other activities of our business. Additionally, the Credit Agreement includes provisions that may limit our ability to incur additional indebtedness.

We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. A substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes. Our capital structure may impair our ability to obtain additional financing in the future and may limit our flexibility in planning for, or reacting to, changes in our business and industry; and it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a debt service obligation payment, we could be in default of both the Credit Agreement and the 2.0% Convertible Senior Notes.

Changes in Accounting may Affect Our Results of Operations.

U.S. generally accepted accounting principles (“GAAP”) and related implementation guidelines and interpretations can be highly complex and involve subjective judgments. Changes in these rules or their interpretation, the adoption of new pronouncements or the application of existing pronouncements to our business could significantly affect our results of operations.

For example, in May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) APB 14-a, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). The FSP requires the proceeds from the issuance of convertible debt instruments that may be settled in cash upon conversion to be allocated between a liability component and an equity component. The resulting debt discount will be amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. The FSP is effective for fiscal years beginning after December 15, 2008, and is applied retrospectively to prior periods. This FSP will change the accounting treatment for our $260.0 million 2.0% Convertible Senior Notes due May 15, 2012, which were issued effective March 28, 2007. The impact of this new accounting treatment will be significant to our results of operations and will result in an increase to non-cash interest expense beginning in fiscal year 2009 for financial statements covering past and future periods. We estimate that our 2007, 2008 and 2009 earnings could decrease by approximately $0.08, $0.11 and $0.12 per diluted share, respectively, as a result of the adoption of this FSP.

Our Investments in Auction Rate Securities are Subject to Risks That may Cause Losses and Have a Material Adverse Effect on Our Liquidity.

As of September 30, 2008, $85.2 million of our investments were comprised of municipal note investments with an auction reset feature (“auction rate securities”). These notes are issued by various state and local municipal entities for the purpose of financing student loans, public projects and other activities; they carry a AAA credit rating. Liquidity for these auction rate securities is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at pre-determined intervals, usually every 28 or 35 days. Since early 2008, auctions for these auction rate securities have failed and there is no assurance that auctions for these securities will succeed in the future. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. In the event that there is a failed auction the indenture governing the security requires the issuer to pay interest at a contractually defined rate that is generally above market rates for other types of similar short-term instruments. The securities for which auctions have failed will continue to accrue interest at the contractual rate and be auctioned every 28 or 35 days until the auction succeeds, the issuer calls the securities, or they mature. As a result, our ability to liquidate and fully recover the carrying value of our auction rate securities in the near term may be limited or not exist. Because there is no assurance that auctions for these securities will be successful in the near term, $81.2 million of auction rate securities are classified as long-term investments in our consolidated financial statements as of September 30, 2008.

As of September 30, 2008, we recorded a temporary unrealized decline in fair value of approximately $3.2 million, with an offset to other comprehensive loss. We currently believe that this temporary decline in fair value is primarily due to liquidity concerns, because the underlying assets for the majority of these securities are student loans supported and guaranteed by the United States Department of Education. In addition, our holdings of auction rate securities represented less than ten percent of our total cash, cash equivalent, and investment balance at September 30, 2008, which we believe allows us sufficient time for the securities to return to full value. Because we believe that the current decline in fair value is temporary and based primarily on liquidity issues in the credit markets, any difference between our estimate and an estimate that would be arrived at by another party would have no impact on our earnings, since such difference would also be recorded to accumulated other comprehensive loss. We will re-evaluate each of these factors as market conditions change in subsequent periods.

If the credit ratings of the issuers of these auction rate securities deteriorate, we may in the future be required to record an additional impairment charge on these investments. We may be required to wait until market stability is restored for these instruments or until the final maturity of the underlying notes (up to 33 years) to realize our investments’ recorded value. Further, if we are unable to hold these instruments to maturity or other factors occur causing our assessment of impairment to change such that the impairment is deemed to be other-than-temporary, we may be required to record an impairment charge to earnings in future periods which could be significant.

Our Investment Portfolio may Suffer Losses From Reductions in Market Interest Rates and Fluctuations in Fixed Income Securities Which Could Materially Adversely Affect Our Results of Operations Or Liquidity.

As of September 30, 2008 we had total cash and investments of $1.35 billion. Approximately 52% of our investment portfolio was invested in a diversified array of money market funds. Approximately 38% of our portfolio was invested in debt obligations of government sponsored entities or treasuries, all of which carried an AAA credit rating. Approximately 4% of our portfolio was invested in investment grade corporate bonds with a weighted average credit rating of AA and approximately 6% of our portfolio is in long-term municipal student loan corporation auction rate securities that carried a weighted average credit rating of AAA.

Our investment portfolio generated approximately $40.7 million and $49.2 million of pre-tax income on the nine months ended September 30, 2008 and 2007, respectively. The performance of our portfolio is interest rate driven, and consequently, volatility in interest rates, such as any actions by the Federal Reserve, affects our returns on, and the market value of our portfolio. This factor or any disruptions in the credit markets could materially adversely affect our results of operations or liquidity.

The Value of Our Investments is Influenced By Varying Economic and Market Conditions, and a Decrease in Value Could Have an Adverse Effect on Our Results of Operations, Liquidity and Financial Condition.

Our investment portfolio is comprised primarily of investments classified as held-to-maturity. The balance of our portfolio is held in our available-for-sale investment securities. Available-for-sale investments are carried at fair value, and the unrealized gains or losses are included in accumulated other comprehensive loss as a separate component of shareholders’ equity, unless the decline in value is deemed to be other-than-temporary and we do not have the intent and ability to hold such securities until their full cost can be recovered. For our available-for-sale investments and held-to-maturity investments, if a decline in value is deemed to be other-than-temporary and we do not have the intent and ability to hold such security until its full cost can be recovered, the security is deemed to be other-than-temporarily impaired and it is written down to fair value and the loss is recorded as an expense.

In accordance with applicable accounting standards, we review our investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. We conduct this review on a quarterly basis, using both quantitative and qualitative factors, to determine whether a decline in value is other-than-temporary. Such factors considered include, the length of time and the extent to which market value has been less than cost, financial condition and near term prospects of the issuer, recommendations of investment advisors and forecasts of economic, market or industry trends. This review process also entails an evaluation of our ability and intent to hold individual securities until they mature or full cost can be recovered.

The current economic environment and recent volatility of the securities markets increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets. During the nine months ended September 30, 2008, we did not record any charges for other-than-temporary impairment of securities. Over time, the economic and market environment may further deteriorate or provide additional insight regarding the fair value of certain securities, which could change our judgment regarding impairment. This could result in realized losses relating to other-than-temporary declines recorded as an expense. Given the current market conditions and the significant judgments involved, there is continuing risk that further declines in fair value may occur and material other-than-temporary impairments may result in realized losses in future periods which could have an adverse effect on our results of operations, liquidity and financial condition.

Adverse Credit Market Conditions may Have a Material Adverse Affect on Our Liquidity or Our Ability to Obtain Credit on Acceptable Terms.

The securities and credit markets have been experiencing extreme volatility and disruption. In some cases, the markets have exerted downward pressure on the availability of liquidity and credit capacity. In the event we need access to additional capital to pay our operating expenses, make payments on our indebtedness, pay capital expenditures or fund acquisitions, our ability to obtain such capital may be limited and the cost of any such capital may be significant. Our access to additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as the possibility that lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms.

Our Inability to Maintain Good Relations With Providers Could Harm Our Profitability or Subject us to Material Fines, Penalties Or Sanctions.

We contract with providers as a means to assure access to healthcare services for our members, to manage healthcare costs and utilization, and to better monitor the quality of care being delivered. In any particular market, providers could refuse to contract with us, demand higher payments, or take other actions which could result in higher healthcare costs, disruption to provider access for current members, or difficulty in meeting regulatory or accreditation requirements.

Our profitability depends, in large part, upon our ability to contract on favorable terms with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians and specialists usually are for one- to two-year periods and automatically renew for successive one-year terms, subject to termination by us for cause based on provider conduct or other appropriate reasons. The contracts generally may be canceled by either party upon 90 to 120 days prior written notice. Our contracts with hospitals are usually for one- to two-year periods and automatically renew for successive one-year periods, subject to termination for cause due to provider misconduct or other appropriate reasons. Generally, our hospital contracts may be canceled by either party without cause on 90 to 150 days prior written notice. There can be no assurance that we will be able to continue to renew such contracts or enter into new contracts enabling us to service our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our providers, we may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed. In some markets, certain providers, particularly hospitals, physician/hospital organizations and some specialists, may have significant market positions. If these providers refuse to contract with us or utilize their market position to negotiate favorable contracts to themselves, our profitability could be adversely affected.

Some providers that render services to our members are not contracted with our plans (non-network providers). In those cases, there is no pre-established understanding between the non-network provider and the plan about the amount of compensation that is due to the provider. In some states, with respect to certain services, the amount that the plan must pay to non-network providers of compensation is defined by law or regulation, but in certain instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances non-network providers may believe they are underpaid for their services and may either litigate or arbitrate their dispute with the plan. The uncertainty of the amount to pay and the possibility of subsequent adjustment of the payment could adversely affect our financial position, results of operations or liquidity.

We are required to establish acceptable provider networks prior to entering new markets and to maintain such networks as a condition to continued operation in those markets. If we are unable to retain our current provider networks or establish provider networks in new markets in a timely manner or on favorable terms, our profitability could be harmed. Further if we are unable to retain our current provider networks, we may be subject to material fines, penalties or sanctions by our state partners.

Negative Publicity Regarding the Managed Care Industry may Harm Our Business and Operating Results.

In the past, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

We may Be Subject to Claims Relating to Medical Malpractice, Which Could Cause us to Incur Significant Expenses.

Our providers and employees involved in medical care decisions may be exposed to the risk of medical malpractice claims. Some states have passed or are considering legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations and or eliminate the requirement that certain providers carry a minimum amount of professional liability insurance. This kind of legislation has the effect of shifting the liability for medical decisions or adverse outcomes to the managed care organization. This could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

In addition, we may be subject to other litigation that may adversely affect our business or results of operations. We maintain errors and omissions insurance and such other lines of coverage as we believe are reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from liabilities that might adversely affect our business or results of operations. Even if any claims brought against us were unsuccessful or without merit, we would still have to defend ourselves against such claims. Any such defenses may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

An Unauthorized Disclosure of Sensitive or Confidential Member Information Could Have an Adverse Effect on Our Business, Reputation and Profitability.

As part of our normal operations, we collect, process and retain confidential member information. We are subject to various Federal and state laws and rules regarding the use and disclosure of confidential member information, including HIPAA and the Gramm-Leach-Bliley Act. Despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential member information, whether by us or a third party, could have a material adverse effect on our business, reputation and results of operations.

We are Currently Involved in Litigation, and may Become Involved in Future Litigation, Which may Result in Substantial Expense and may Divert Our Attention From Our Business.

We are currently involved in certain legal proceedings and, from time to time, we may be subject to additional legal claims. We may suffer an unfavorable outcome as a result of one or more claims,

resulting in the depletion of capital to pay defense costs or the costs associated with any resolution of such matters. Depending on the costs of litigation and the amount and timing of any unfavorable resolution of claims against us, our financial position, results of operations or cash flows could be materially adversely affected.

In addition, we may be subject to securities class action litigation from time to time due to, among other things, the volatility of our stock price. When the market price of a stock has been volatile, regardless of whether such fluctuations are related to the operating performance of a particular company, holders of that stock have sometimes initiated securities class action litigation against such company. Any class action litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Compliance With the Terms and Conditions of Our Corporate Integrity Agreement Requires Significant Resources and, If We Fail to Comply, We Could Be Subject to Penalties or Excluded From Participation in Government Healthcare Programs, Which Could Seriously Harm Our Results of Operations, Liquidity And Financial Results.

In August 2008, in connection with the settlement of a qui tam litigation matter, we entered into a five-year corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services (“OIG”). The Corporate Integrity Agreement provides that we shall, among other things, keep in place and continue our current compliance program, including a corporate compliance officer and compliance officers at its health plans, a corporate compliance committee and compliance committees at its health plans, a compliance committee of the Company’s Board of Directors, a code of conduct, comprehensive compliance policies, training and monitoring, a compliance hotline, an open door policy and a disciplinary process for compliance violations. The Corporate Integrity Agreement further provides that the Company shall provide periodic reports to the OIG, appoint a benefits rights ombudsman responsible for addressing concerns raised by health plan members and potential enrollees and engage an independent review organization to assist the Company in assessing and evaluating its compliance with the requirements of the Federal healthcare programs and other obligations under the Corporate Integrity Agreement.

Maintaining the broad array of processes, policies, and procedures necessary to comply with the Corporate Integrity Agreement is expected to continue to require a significant portion of management’s attention as well as the application of significant resources. Failing to meet the Corporate Integrity Agreement obligations could have material adverse consequences for us including monetary penalties for each instance of non-compliance. In addition, in the event of an uncured material breach or deliberate violation of the Corporate Integrity Agreement, we could be excluded from participation in Federal healthcare programs and/or subject to prosecution, which could seriously harm our results of operations, liquidity and financial results.

Changes in the Number of Medicaid Eligibles, or Benefits Provided to Medicaid Eligibles or a Change in Mix of Medicaid Eligibles Could Cause Our Operating Results to Suffer.

Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. However, during such economic downturns, state budgets could decrease, causing states to attempt to cut healthcare programs, benefits and rates. If this were to happen while our membership was increasing, our results of operations could suffer. Conversely, the number of persons eligible to receive Medicaid benefits may grow more slowly or even decline if economic conditions improve, thereby causing our operating results to suffer. In either case, in the event that the Company experiences a change in product mix to less profitable product lines, our profitability could be negatively impacted.

Our Inability to Integrate, Manage and Grow Our Information Systems Effectively Could Disrupt Our Operations.

Our operations are significantly dependent on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

In November 2003, we signed a software licensing agreement with Trizetto Group Inc. for FACETS. During 2007, we continued to invest in the implementation and testing of FACETS with a staggered conversion to FACETS by health plan that began in 2005 and will continue through 2009. As of September 30, 2008, we are processing claims payments for our Florida, Georgia, Maryland, New Mexico, New York, South Carolina, Tennessee, Texas and Virginia health plans using FACETS. We estimate that our legacy claims payment system will have a useful life into 2010. We currently expect that FACETS will meet our software needs and will support our long-term growth strategies. However, if we cannot execute a successful system conversion for our remaining health plans, our operations could be disrupted, which would have a negative impact on our profitability and our ability to grow could be harmed.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We are continually upgrading and expanding our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses.

Acts of Terrorism, Natural Disasters and Medical Epidemics Could Cause Our Business to Suffer.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. If an act or acts of terrorism or a natural disaster (such as a major hurricane) or a medical epidemic were to occur in markets in which we operate, our business could suffer. The results of terrorist acts or natural disasters could lead to higher than expected medical costs, network and information technology disruptions, and other related factors beyond our control, which would cause our business to suffer. A widespread epidemic in a market could cause a breakdown in the medical care delivery system which could cause our business to suffer.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of any offering of securities offered for working capital, capital expenditures, repayment of outstanding debt, and general corporate purposes. We may apply proceeds to fund working capital to, among other things:

•	increase market penetration in our current service areas;

•	pursue opportunities for the development of new markets; and

•	expand services and products available to our members.

We also may use proceeds to acquire businesses and assets that are complementary to our business. In particular, we may use proceeds to acquire Medicaid and Medicare businesses and contract rights in order to increase our membership and to expand our business into new service areas.

When a particular series of securities is offered, a prospectus supplement related to that offering will set forth our intended use of the net proceeds received from the sale of those securities. We will have significant discretion in the use of any net proceeds. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay indebtedness until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges and of earnings to fixed charges and preferred stock dividends for each of the periods indicated is set forth below. For purposes of computing these ratios, earnings represent income from continuing operations plus fixed charges. Fixed charges represent interest expense, that portion of rental expense that we believe to be representative of interest, and amortization of debt issuance costs. The ratio of earnings to fixed charges and preferred stock dividends includes accrued preferred stock dividends.

	Nine
	Months
	Ended			Year Ended
	September 30,			December 31,
	2008(1)	2007	2006	2005	2004	2003

Ratio of Earnings to Fixed Charges	—	10.0	35.5	19.5	36.1	25.1

(1)	The ratio of earnings to fixed charges is not presented for the nine months ended September 30, 2008 because of a deficiency in earnings to cover fixed charges of $54.7 million for the period.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include in the prospectus supplement information, where applicable, about material United States Federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	common stock;

•	preferred stock;

•	depositary shares;

•	debt securities;

•	warrants to purchase any of the securities listed above; and

•	stock purchase contracts and stock purchase units.

In this prospectus, we refer to common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units collectively as “securities”.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation, amended and restated by-laws and certain agreements as well as certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our restated articles of organization, amended and restated by-laws and such agreements, copies of which are available as set forth under “Where You Can Find More Information”.

Authorized Capital Stock

The authorized capital stock of AMERIGROUP Corporation consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. Shares of each class have a par value of $0.01 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our amended and restated bylaws and amended and restated certificate of incorporation, copies of which are incorporated by reference as exhibits to the shelf registration statement of which this prospectus forms a part, as well as the Delaware General Corporation Law.

Common Stock

As of September 30, 2008, there were 52,652,179 shares of common stock outstanding, which were held of record by approximately 61 stockholders. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and all shares of common stock offered and sold pursuant to this prospectus and any prospectus supplement, upon delivery, will be fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue shares of our preferred stock in one or more series and may determine, with respect to any such series, the powers, preferences and rights of such series, and its qualifications, limitations and restrictions, including, without limitation:

•	the number of shares to constitute such series and the designations thereof;

•	the voting power, if any, of holders of shares of such series and, if voting power is limited, the circumstances under which such holders may be entitled to vote;

•	the rate of dividends, if any, and the extent of further participation in dividend distributions, if any, whether dividends shall be cumulative or non-cumulative, and whether the dividends are payable in cash, securities, other property or a combination of the foregoing;

•	whether or not such series shall be redeemable, and, if so, the terms and conditions upon which shares of such series shall be redeemable;

•	the extent, if any, to which such series shall have the benefit of any sinking fund provision for the redemption or purchase of shares;

•	the rights, if any, of such series, in the event of our dissolution, liquidation, winding up of our affairs or upon any distribution of our assets; and

•	whether or not the shares of such series shall be convertible (including any mandatory conversion provisions), and, if so, the terms and conditions upon which shares of such series shall be convertible.

You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate, whether the dividends are payable in cash, securities, other property or a combination of the foregoing;

•	the voting rights, if any, of the holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock (including any mandatory conversion provisions), or other securities, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred stock being offered on any securities exchange;

•	a discussion of any material United States Federal income tax considerations applicable to the preferred stock being offered;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on our ability to take certain actions without the consent of a specified number of holders of preferred stock; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Upon issuance, the shares of preferred stock will be fully paid and nonassessable. Holders of preferred stock will not have any preemptive rights.

Preferred Stock Dividend Rights

Holders of preferred stock will be entitled to receive, when, as and if declared by our board of directors, dividends in additional shares of preferred stock (whether or not of the same class), shares of common stock, or cash dividends, or a combination of the foregoing, at the rates and on the dates set forth in the prospectus supplement. Dividend rates may be fixed or variable or both. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by our board of directors. Dividends on preferred stock may be cumulative or non-cumulative, as specified in the prospectus supplement. If our board of directors fails to declare a dividend on any preferred stock for which dividends are non-cumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

Unless otherwise set forth in the related prospectus supplement, no full dividends will be declared or paid on any preferred stock unless full dividends for the dividend period commencing after the immediately preceding dividend payment date and any cumulative dividends still owing have been or contemporaneously are declared and paid on all other series of preferred stock which have the same rank as, or rank senior to, that series of preferred stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other series of preferred stock having the same rank as that series of preferred stock will bear the same ratio to each other that accrued dividends per share on that series of preferred stock and the other series of preferred stock bear to each other. In addition, generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any series of preferred stock have been paid, no dividends will be declared or paid on the common stock and generally we may not redeem or purchase any common stock. No interest will be paid in connection with any dividend payment or payments which may be in arrears.

Unless otherwise set forth in the related prospectus supplement, the dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

Preferred Stock Rights Upon Liquidation

If we liquidate, dissolve or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to the series of preferred stock. If the amounts payable with respect to preferred stock of any series and any stock having the same rank as that series of preferred stock are not paid in full, the holders of the preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of preferred stock having the same rank are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

Preferred Stock Redemption

Any series of preferred stock may be redeemable in whole or in part at our option, as set forth in the related prospectus supplement. In addition, any series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be set forth in the related prospectus supplement.

If a series of preferred stock is subject to redemption, the related prospectus supplement will specify the year we can begin to redeem shares of the preferred stock, the number of shares of the preferred stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or other securities of us or of third parties, as specified in the related prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of preferred stock may also provide that if no capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of preferred stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the related prospectus supplement.

If fewer than all the outstanding shares of any series of preferred stock are to be redeemed, whether by mandatory or optional redemption, our board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders of those shares other than the right to receive the redemption price will cease.

Preferred Stock Conversion Rights

The prospectus supplement will state any conversion rights, including any mandatory conversion rights, under which shares of preferred stock are convertible into shares of common stock or another series of preferred stock or other securities or property.

Preferred Stock Voting Rights

The prospectus supplement will set forth any voting rights of that series of preferred stock. Unless otherwise indicated in the prospectus supplement, if we issue full shares of any series of preferred stock, each share will be entitled to one vote on matters on which holders of that series of preferred stock are entitled to vote. Because each full share of any series of preferred stock will be entitled to one vote, the voting power of that series will depend on the number of shares in that series, and not on the aggregate liquidation preference or initial offering price of the shares of that series of preferred stock. Unless otherwise indicated in a prospectus supplement, holders of our preferred stock do not vote on matters submitted for a vote of our common stockholders.

Permanent Global Preferred Securities

A series of preferred stock may be issued in whole or in part in the form of one or more global securities that will be deposited with a depositary or its nominee identified in the related prospectus supplement. For most series of preferred stock, the depositary will be DTC. A global security may not be transferred except as a whole to the depositary, a nominee of the depositary or their successors unless it is exchanged in whole or in part for preferred stock in individually certificated form. Any additional terms of the depositary arrangement with respect to any series of preferred stock and the rights of and limitations on owners of beneficial interests in a global security representing a series of preferred stock may be described in the related prospectus supplement.

Anti-Takeover Effects of Certain Provisions of AMERIGROUP’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware Law

Some provisions of our amended and restated certificate of incorporation and amended and restated by-laws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors are elected each year. These provisions, when coupled with the provision of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Cumulative Voting

Our amended and restated certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the chairman of our board of directors, our president or a majority of our directors.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

Our amended and restated by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of AMERIGROUP by means of a proxy contest, tender offer, merger or otherwise.

Amendments; Supermajority Vote Requirements

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation impose supermajority vote requirements in connection with business combination transactions and the amendment of provisions of our amended and restated certificate of incorporation and amended and restated by-laws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock is listed on the NYSE under the symbol “AGP”.

DESCRIPTION OF DEPOSITARY SHARES

The following summarizes briefly the material provisions of the deposit agreement and the depositary shares and depositary receipts. You should read the particular terms of any depositary shares and any depositary receipts that are offered by us, and any deposit agreement relating to a particular series of preferred stock, which will be described in more detail in an applicable prospectus supplement. A copy of the form of deposit agreement, including the form of depositary receipt, is filed as an exhibit to the registration statement of which this prospectus is a part.

General

We may, at our option, elect to offer fractional shares of preferred stock, rather than shares of full preferred stock. In the event we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction, to be described in an applicable prospectus supplement, of a share of a particular series of preferred stock as described below.

The shares of each series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us and having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, including dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order or the written order of any holder of deposited preferred stock, execute and deliver temporary depositary receipts that are substantially identical to, and that entitle the holders to all the rights pertaining to, the definitive depositary receipts. Depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

The depositary will distribute all cash dividends and other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to the preferred stock, in proportion to the numbers of the depositary shares owned by such holders.

In the event of a non-cash distribution, the depositary will distribute property it receives to the appropriate record holders of depositary shares. If the depositary determines that it is not feasible to make a distribution, it may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Shares

If a series of preferred stock represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of each series of preferred stock held by the depositary. The depositary shares will be redeemed by the depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem, as of the same date, the number of depositary shares representing the shares of preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the depositary by lot or pro rata or by any other equitable method as may be determined by the depositary.

Withdrawal of Shares

Any holder of depositary shares may, upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, receive the number of whole shares of the related series of preferred stock and any money or other property represented by the depositary receipts. Holders of depositary shares making withdrawals will be entitled to receive whole shares of preferred stock on the basis described in an applicable prospectus supplement for such series of preferred stock, but holders of whole shares of preferred stock will not thereafter be entitled to deposit the preferred stock under the deposit agreement or to receive depositary receipts therefor. If the depositary shares surrendered by the holder in connection with a withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Voting Deposited Preferred Stock

Upon receipt of notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to such series of preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the relevant series of preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by the holder’s depositary shares.

The depositary will attempt, insofar as practicable, to vote the amount of such series of preferred stock represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable actions that may be deemed necessary by the depositary to enable the depositary to do so. The depositary will refrain from voting the preferred stock to the extent it does not receive specific instructions from the holder of depositary shares representing the preferred stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of the depositary shares representing preferred stock of any series will not be effective unless the amendment has been approved by the holders of at least the amount of the depositary shares then outstanding representing the minimum amount of preferred stock of such series necessary to approve any amendment that would materially and adversely affect the rights of the holders of the preferred stock of such series. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, or any transferee of the holder, will be deemed, by continuing to hold the depositary receipt, or by reason of the acquisition thereof, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby. The deposit agreement automatically terminates if:

•	all outstanding depositary shares have been redeemed;

•	each share of preferred stock has been converted into other shares of preferred stock or common stock or has been exchanged for debt securities; or

•	a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of AMERIGROUP.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay all charges of the depositary in connection with the initial deposit of the relevant series of preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and other charges or expenses as are expressly provided in the deposit agreement.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the deposited preferred stock.

Neither we nor the depositary will be liable if we are or it is prevented or delayed by law or any circumstances beyond our or its control in performing any obligations under the deposit agreement. Our and their obligations under the deposit agreement will be limited to performance in good faith of our and their duties under the deposit agreement and neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or preferred stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF DEBT SECURITIES
Senior Debt Indenture and Subordinated Debt Indenture

We may issue our debt securities, consisting of notes, debentures or other indebtedness, from time to time in one or more series. We will issue any senior debt securities pursuant to a senior debt indenture entered into between AMERIGROUP and The Bank of New York Mellon, as trustee. We will issue any subordinated debt securities pursuant to a subordinated debt indenture entered into between AMERIGROUP and The Bank of New York Mellon, as trustee.

The senior debt indenture and the subordinated debt indenture are substantially identical, except that the subordinated debt indenture, unlike the senior debt indenture, provides for debt securities which are specifically made junior in right of payment to other specified indebtedness of AMERIGROUP. Neither the senior debt indenture nor the subordinated debt indenture limit the aggregate principal amount of indebtedness that we may issue from time to time.

Forms of the senior debt indenture and the subordinated debt indenture are included as exhibits to the registration statement of which this prospectus forms a part. The following description provides a general summary of the material terms and conditions of each of these indentures and the debt securities issued pursuant to these indentures.

The following discussion is only a summary. The indentures may contain language which expands upon or limits the statements made in this prospectus. Accordingly, we strongly encourage you to refer to the indentures for a complete understanding of the terms and conditions applicable to the indentures and the debt securities. For purposes of this “Description of Debt Securities” section of this prospectus, references to the terms “AMERIGROUP Corporation”, “AMERIGROUP”, “the company”, “we”, “us” and “our” refer to AMERIGROUP Corporation only unless we specify or the content clearly indicates otherwise.

Senior and Subordinated Debt Securities

The debt securities will be our unsecured senior or subordinated obligations. The term “senior” is generally used to describe debt obligations which entitle the holder to receive payment of principal and interest upon the happening of certain events prior to the holders of “subordinated” debt. Events which can trigger the right of holders of senior indebtedness to receive payment of principal and interest prior to payments to the holders of subordinated indebtedness include insolvency, bankruptcy, liquidation, dissolution, receivership, reorganization or an event of default under the senior debt indenture.

We may issue the senior debt securities, pursuant to the senior debt indenture, in one or more series. All series of senior debt securities issued under the senior debt indenture will be equal in ranking. The senior debt securities also will rank equally with all our other unsecured indebtedness, other than unsecured indebtedness expressly designated by the holders thereof to be subordinate to our senior debt securities.

The senior indebtedness issued pursuant to the senior debt indenture will rank junior and be subordinate to any of our secured indebtedness. In the event of a bankruptcy or other liquidation event involving a distribution of assets to satisfy our outstanding indebtedness or an event of default under a loan agreement relating to the secured indebtedness, the holders of our secured indebtedness would be entitled to receive payment of principal and interest prior to payments on the senior indebtedness issued under the senior debt indenture.

Additionally, the senior indebtedness issued pursuant to the senior debt indenture will rank junior and be subordinate to any indebtedness of our subsidiaries. In the event of a bankruptcy, receivership, state-ordered rehabilitation, liquidation or similar event involving a subsidiary, the assets of that subsidiary would be used to satisfy claims of policyholders and creditors of the subsidiary rather than our creditors. As a result of the application of the subsidiary’s assets to satisfy claims of policyholders and creditors, the value of the stock of the subsidiary would be diminished and perhaps rendered worthless. Any such diminution in the value of the shares of our subsidiaries would adversely impact our financial condition and possibly impair our ability to meet our obligations on the debt securities. In addition, any liquidation of the assets of one of our subsidiaries to satisfy claims of the subsidiary’s policyholders and creditors might make it impossible for such subsidiary to pay dividends to us. This inability to pay dividends would further impair our ability to satisfy our obligations under the debt securities.

The debt securities issued under the subordinated debt indenture will be subordinate in right of payment in respect of principal, any premium and interest owing under the subordinated debt securities to all our senior indebtedness in the manner described below under the caption “Subordination Under the Subordinated Debt Indenture”.

Terms and Conditions of the Series of Debt Securities

We will provide a prospectus supplement to accompany this prospectus for each series of debt securities we offer. In the prospectus supplement, we will describe the terms and conditions of the series of debt securities which we are offering, which will include some or all of the following:

•	whether the securities are senior or subordinated, the specific designation of the series of debt securities being offered, the aggregate principal amount of debt securities of such series, the purchase price for the debt securities and the denominations of the debt securities;

•	the currency or currencies in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable or a description of any units based on or relating to a currency or currencies in which the debt securities will be denominated;

•	the date or dates upon which the debt securities are payable;

•	the interest rate or rates applicable to the debt securities or the method for determining such rate or rates, whether the rate or rates are fixed or variable and the dates on which interest will be payable;

•	the place or places where the principal of, any premium and any interest on the debt securities will be payable;

•	any mandatory or optional redemption, repayment or sinking fund provisions applicable to the debt securities. A redemption or repayment provision could either obligate or permit us to buy back the debt securities on terms that we designate in the prospectus supplement. A sinking fund provision could either obligate or permit us to set aside a certain amount of assets for payments upon the debt securities, including payment upon maturity of the debt securities or payment upon redemption of the debt securities;

•	whether the debt securities will be issued in registered form, in bearer form or in both registered and bearer form. In general, ownership of registered debt securities is evidenced by the records of the issuing entity. Accordingly, a holder of registered debt securities may transfer the securities only on the records of the issuer. By contrast, ownership of bearer debt securities generally is evidenced by physical possession of the securities. Accordingly, the holder of a bearer debt security can transfer ownership merely by transferring possession of the security;

•	any restrictions or special procedures applicable to (1) the place of payment of the principal, any premium and any interest on bearer debt securities, (2) the exchange of bearer debt securities for registered debt securities or (3) the sale and delivery of bearer debt securities. A holder of debt securities will not be able to exchange registered debt securities into bearer debt securities except in limited circumstances;

•	whether we are issuing the debt securities in whole or in part in global form. If debt securities are issued in global form, the prospectus supplement will disclose the identity of the depositary for such debt securities and any terms and conditions applicable to the exchange of debt securities in whole or in part for other definitive securities. Debt securities in global form are discussed in greater detail below under the heading “Global Debt Securities”;

•	any United States Federal income tax consequences applicable to the debt securities, including any debt securities denominated and made payable, as described in the prospectus supplements, in foreign currencies, or units based on or related to foreign currencies;

•	any proposed listing of the debt securities on a securities exchange;

•	any right we may have to satisfy, discharge and defease our obligations under the debt securities, or terminate or eliminate restrictive covenants or events of default in the indentures, by depositing money or United States government obligations with the trustee of the indentures;

•	the names of any trustee, depositary, authenticating or paying agent, transfer agent, registrar or other agent with respect to the debt securities;

•	any right we may have to defer payments of interest on the debt securities;

•	any additions or changes in the covenants and definitions in the relevant indenture, including any restrictions on our ability to incur debt, redeem our stock, grant liens or merge or sell our assets; and

•	any other specific terms of the debt securities, including any modifications to the events of default under the debt securities and any other terms which may be required by or advisable under applicable laws or regulations.

Holders of the debt securities may present their securities for exchange and may present registered debt securities for transfer in the manner described in the applicable prospectus supplement. Except as limited by the applicable indenture, we will provide these services without charge, other than any tax or other governmental charge payable in connection with the exchange or transfer.

Debt securities may bear interest at a fixed rate or a variable rate as specified in the prospectus supplement. In addition, if specified in the prospectus supplement, we may sell debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate, or at a discount below their stated principal amount. We will describe in the applicable prospectus supplement any special United States Federal income tax considerations applicable to these discounted debt securities.

We may issue debt securities with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by referring to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such debt securities may receive a principal amount on any principal payment date, or interest payments on any interest payment date, that are greater or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of applicable currency, commodity, equity index or other factors. The applicable prospectus supplement will contain information as to how we will determine the amount of principal or interest payable on any date, as well as the currencies, commodities, equity indices or other factors to which the amount payable on that date relates and certain additional tax considerations.

Global Debt Securities

We may issue registered debt securities in global form. This means that one “global” debt security would be issued to represent a number of registered debt securities. The denomination of the global debt security would equal the aggregate principal amount of all registered debt securities represented by that global debt security.

We will deposit any registered debt securities issued in global form with a depositary, or with a nominee of the depositary, that we will name in the applicable prospectus supplement. Any person holding an interest in the global debt security through the depositary will be considered the “beneficial” owner of that interest. A “beneficial” owner of a security is able to enjoy rights associated with ownership of the security, even though the beneficial owner is not recognized as the legal owner of the security. The interest of the beneficial owner in the security is considered the “beneficial interest”. We will register the debt securities in the name of the depositary or the nominee of the depositary, as appropriate.

The depositary or its nominee may only transfer a global debt security in its entirety and only in the following circumstances:

•	by the depositary for the registered global security to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or to another nominee of the depositary; or

•	by the depositary or the nominee of the depositary to a successor of the depositary or to a nominee of the successor.

These restrictions on transfer would not apply to a global debt security after the depositary or its nominee, as applicable, exchanged the global debt security for registered debt securities issued in definitive form.

We will describe the specific terms of the depositary arrangement with respect to any series of debt securities represented by a registered global security in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements for debt securities represented by a registered global security.

Ownership of beneficial interests in a registered global security will be limited to (1) participants that have accounts with the depositary for the registered global security and (2) persons that may hold interests through those participants. Upon the issuance of a registered global security, the depositary will credit each participant’s account on the depositary’s book-entry registration and transfer system with the principal amount of debt securities represented by the registered global security beneficially owned by that participant. Initially, the dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts that the depositary should credit.

Ownership of beneficial interests in the registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary for the registered global security, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that purchasers of securities regulated by the laws of those states take physical delivery of the securities in definitive form. Those laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

As long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, that depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Owners of beneficial interests in a registered global security generally will not:

•	be entitled to have the debt securities represented by the registered global security registered in their own names;

•	receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	be considered the owners or holders of the debt securities under the applicable indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if that person owns through a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture.

We understand that under existing industry practices, if we request any action of holders of debt securities or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder of debt securities is entitled to give or take under the applicable indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal, any premium and any interest on a registered global security to the depositary or its nominee. None of AMERIGROUP, the trustee or any other agent of AMERIGROUP or of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any registered global security, upon receipt of any payment of principal, premium or interest in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary.

We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security owned through the participants.

We will issue our debt securities in definitive form in exchange for a registered global security, if the depositary for such registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and if a successor depositary registered as a clearing agency under the Exchange Act is not appointed within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by a registered global security and, in such event, will issue debt securities of the series in definitive form in exchange for the registered global security.

We will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary shall instruct the trustee. We expect that the depositary will base these instructions upon directions received by the depositary from participants with beneficial interests in the registered global security.

We also may issue bearer debt securities of a series in global form. We will deposit these global bearer securities with a common depositary or with a nominee for the depositary identified in the prospectus supplement relating to the series. We will describe the specific terms and procedures of the depositary arrangement for the bearer debt securities in the prospectus supplement relating to the series. We also will describe in the applicable prospectus supplement any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security.

Restrictive Covenants

We will describe any restrictive covenants, including restrictions on any subsidiary, for any series of debt securities in a prospectus supplement.

Consolidation, Merger and Sale of Assets

Unless we inform you otherwise in a prospectus supplement, we will not (1) consolidate with or merge into a third party, or (2) sell, assign, convey, transfer or lease all or substantially all of our properties and assets to any third party, other than a direct or indirect wholly owned subsidiary, unless:

•	we are the continuing entity in the transaction or, if not, unless the successor entity expressly assumes our obligations on the securities and under the relevant indenture;

•	immediately following the completion of the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing; and

•	we have delivered to the applicable trustee any certificate and opinion required under the relevant indenture.

Events of Default

Unless we provide other or substitute Events of Default in a prospectus supplement, the following events will constitute an event of default under the applicable indenture with respect to a series of debt securities:

•	a default in payment of principal or any premium, if any, when due; provided, however, that if we are permitted by the terms of the debt securities to defer the payment in question, the date on which such payment is due and payable shall be the date on which we must make payment following such deferral, if the deferral has been made pursuant to the terms of the securities of that series;

•	a default for 30 days in payment of any interest; provided, however, that if we are permitted by the terms of the debt securities to defer the payment in question, the date on which such payment is due and payable shall be the date on which we must make payment following such deferral, if the deferral has been made pursuant to the terms of the securities of that series;

•	a default in payment of any sinking fund installment when due;

•	a failure to observe or perform any other covenant or agreement in the debt securities or indenture, other than a covenant or agreement included solely for the benefit of a different series of debt securities, after 90 days written notice of the failure;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default that we may provide for that series.

If an event of default described in the first, second, third, fourth or sixth bullet above occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of each affected series of debt securities issued under the relevant indenture, treated as one class, may declare the principal and accrued interest of all the affected debt securities to be due and payable immediately. In order to declare the principal amount of the debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the debt securities.

If an event of default described in the fifth bullet point above occurs, then the principal amount of the debt securities shall be immediately due and payable without any declaration or any other action on the part of the trustee or any holder.

An event of default will be deemed waived at any time after a declaration of acceleration but before a judgment for payment of the money due has been obtained if:

•	we have paid or deposited with the trustee all overdue interest, the principal and any premium due otherwise than by the declaration of acceleration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, and all amounts due to the trustee, and

•	all events of default, other than the nonpayment of the principal which became due solely by virtue of the declaration of acceleration, have been cured or waived.

Upon conditions specified in the indentures, however, the holders of a majority in principal amount of the affected outstanding series of debt securities, or of all the debt securities as the case may be, may waive past defaults under the indentures. Such a waiver may not occur where there is a continuing default in payment of principal, any premium or interest on the affected debt securities.

Each of the senior and subordinated debt indentures entitle the trustee to obtain assurances of indemnity or security reasonably satisfactory to it by the debt security holders for any actions taken by the trustee at the request of the security holders. An indemnity or indemnification is an undertaking by one party to reimburse another upon the occurrence of an anticipated loss.

Subject to the right of the trustee to indemnification as described above and except as otherwise described in the indentures, the indentures provide that the holders of a majority of the aggregate principal amount of the affected outstanding debt securities of each series, treated as one class, may direct the time, method and place of any proceeding to exercise any right or power conferred in the indentures or for any remedy available to the trustee.

The senior and subordinated debt indentures provide that no holders of debt securities may institute any action against us, except for actions for payment of overdue principal, any premium or interest, unless:

•	such holder previously gave written notice of the continuing default to the trustee;

•	the holders of at least 25% in principal amount of the outstanding debt securities of each affected series, treated as one class, asked the trustee to institute the action and offered indemnity to the trustee for doing so;

•	the trustee did not institute the action within 60 days of the request; and

•	the holders of a majority in principal amount of the outstanding debt securities of each affected series, treated as one class, did not direct the trustee to refrain from instituting the action.

Each of the indentures provide that, we will file annually with the trustee a certificate either stating that no default exists or specifying any default that does exist.

Discharge, Defeasance and Covenant Defeasance

If indicated in the applicable prospectus supplement, we can discharge and defease our obligations under the applicable indenture and debt securities as set forth below and as provided in the senior and subordinated debt indentures. For purposes of the indentures, obligations with respect to debt securities are discharged and defeased when, through the fulfillment of the conditions summarized below, we are released and discharged from performing any further obligations under the relevant indenture with respect to the debt securities. Covenant defeasance occurs when we are released from performing any further obligations under specific covenants in the relevant indenture relating to the debt securities.

If provided for in the prospectus supplement, we may elect to defease and be discharged from any and all future obligations with respect to debt securities of a particular series or debt securities within a particular series (1) if the debt securities remain outstanding and have not been delivered to the trustee for cancellation and (2) have either become due and payable or are by their terms due and payable, or scheduled for redemption, within one year. We may make such discharge and defeasance election by irrevocably depositing cash or United States government obligations with the trustee in an amount certified to be sufficient to pay in full the principal, any premium and interest on the relevant debt securities when due.

If provided for in the prospectus supplement, we may elect to defease and be discharged from our specific obligations with respect to the covenants, including under “Consolidation, Merger and Sale of Assets”. We may make this covenant discharge and defeasance election by irrevocably depositing cash or United States government obligations with the trustee in an amount certified to be sufficient to pay in full the principal, any premium and interest on the relevant debt securities when due.

As a condition to any discharge and defeasance or covenant discharge and defeasance, we must provide the trustee an opinion of counsel to the effect that the holders of the affected debt securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of the discharge and defeasance and will be taxed by the United States Federal government on the same amounts, in the same manner, and at the same times as if such discharge and defeasance had not occurred. This opinion of counsel, in the case of discharge and defeasance of any and all obligations with respect to any debt securities, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the relevant indenture.

We may exercise our discharge and defeasance option notwithstanding any prior covenant discharge and defeasance upon the affected debt securities. If we exercise our discharge and defeasance option, payment of the affected debt securities may not be accelerated because of an event of default. If we exercise our covenant discharge and defeasance option, payment of the affected debt securities may not be accelerated by reason of a default or an event of default with respect to the covenants which have been discharged and defeased. If, however, acceleration of the indebtedness under the debt securities occurs by reason of another event of default, the value of the money and government obligations in the defeasance trust on the date of acceleration could be less than the principal and interest then due on the affected securities because the required defeasance deposit is based upon scheduled cash flow rather than market value which will vary depending upon interest rates and other factors.

Modification of the Indentures

Each of the senior and subordinated debt indentures provide that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure any debt securities;

•	evidence a successor person’s assumption of our obligations under the indentures and the debt securities;

•	add covenants that protect holders of debt securities;

•	cure any ambiguity or inconsistency in the indenture, provided that such correction does not adversely affect the holders of the affected debt securities;

•	establish forms or terms for debt securities of any series; and

•	evidence a successor trustee’s acceptance of appointment.

The senior and subordinated debt indentures also permit us and the trustee, with the consent of the holders of at least a majority in aggregate principal amount of outstanding affected debt securities of all series issued under the relevant indenture, voting as one class, to change, in any manner, the relevant indenture and the rights of the holders of debt securities issued under that indenture. However, the consent of each holder of an affected debt security is required for changes that:

•	extend the stated maturity of, or reduce the principal of any debt security;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable upon redemption;

•	change the currency in which the principal, any premium or interest is payable;

•	reduce the amount of any original issue discount debt security that is payable upon acceleration or provable in bankruptcy;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of the outstanding debt securities of any series required to approve changes to the indenture.

The subordinated debt indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the consent of each holder of then outstanding senior indebtedness that would be adversely affected by the amendment.

Subordination Under the Subordinated Debt Indenture

•	The subordinated debt indenture provides that payment of the principal, any premium and interest on debt securities issued under the subordinated debt indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in that indenture, to all our senior indebtedness. The subordinated debt indenture defines senior indebtedness as the principal, any premium and interest on all our indebtedness, whether incurred prior to or after the date of the indenture:

•	for money borrowed by us;

•	for obligations of others that we directly or indirectly either assume or guarantee;

•	in respect of letters of credit and acceptances issued or made by banks in favor of us; or

•	issued or assumed as all or part of the consideration for the acquisition of property, however acquired, or indebtedness secured by property included in our property, plant and equipment accounts at the time of acquisition, if we are directly liable for the payment of such debt.

Senior indebtedness also includes all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to the indebtedness listed above.

Senior indebtedness does not include:

•	any of our indebtedness which, by its terms or the terms of the instrument creating or evidencing it, has a subordinate or equivalent right to payment with the subordinated debt securities; or

•	any of our indebtedness to one of our subsidiaries.

The subordinated debt indenture does not limit the amount of senior indebtedness that we can incur.

The holders of all senior indebtedness will be entitled to receive payment of the full amount due on that indebtedness before the holders of any subordinated debt securities or coupons relating to those subordinated debt securities receive any payment on account of such subordinated debt securities or coupons, in the event:

•	of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceedings in respect of us or our property; or

•	that debt securities of any series are declared due and payable before their expressed maturity because of an event of default other than an insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding in respect of us or our property.

We may not make any payment of the principal or interest on the subordinated debt securities or coupons during a continued default in payment of any senior indebtedness or if any event of default exists under the terms of any senior indebtedness.

Conversion Rights

If applicable, the terms of debt securities of any series that are convertible into or exchangeable for our common stock or our other securities will be described in an applicable prospectus supplement. These terms will describe whether conversion or exchange is mandatory, at the option of the holder, or at our option. These terms may include provisions pursuant to which the number of shares of our common stock or our other securities to be received by the holders of debt securities would be subject to adjustment. Any such conversion or exchange will comply with applicable Delaware law, our amended and restated certificate of incorporation and amended and restated by-laws.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable, in which case the Trust Indenture Act will govern.

Regarding the Trustee

The Bank of New York Mellon acts as trustee under each of the senior debt indenture and the subordinated debt indenture.

DESCRIPTION OF WARRANTS

We may issue warrants, including warrants to purchase debt securities, as well as warrants to purchase other types of securities, including common stock and preferred stock. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants are to be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. You should read the particular terms of the warrants, which will be described in more detail in the applicable prospectus supplement. The applicable prospectus supplement will also state whether any of the general provisions summarized below do not apply to the warrants being offered.

Debt Warrants

The applicable prospectus supplement will describe the terms of debt warrants offered thereby, the warrant agreement relating to the debt warrants and the certificates representing the debt warrants, including the following:

•	the title of the debt warrants;

•	the aggregate number of debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the price of the debt warrants may be payable;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security;

•	the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the debt securities purchasable upon exercise of the debt warrants will be payable;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities that may be purchased upon exercise of each debt warrant, and the price at which and the currency or currencies, including composite currencies or currency units, in which the principal amount of debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	a discussion of any material United States Federal income tax considerations; and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates representing debt warrants will be exchangeable for new certificates representing debt warrants of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities issuable upon exercise and will not be entitled to payment of principal of or any premium or interest on the debt securities issuable upon exercise.

Other Warrants

The applicable prospectus supplement will describe the following terms of any other warrants that we may issue:

•	the title of the warrants;

•	the securities (which may include preferred stock or common stock) for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•	if applicable, the designation and terms of the preferred stock or common stock with which the warrants are issued, and the number of the warrants issued with each share of preferred stock or common stock;

•	if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

•	if applicable, a discussion of any material United States Federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or the number of preferred stock or common stock at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants. Warrants may be exercised at any time up to the close of business on the expiration date described in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as described in the applicable prospectus supplement. Upon receipt of payment and the certificate representing the warrant properly completed and duly executed at the corporate trust office of the warrant agent or any other offices indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the securities issuable upon exercise. If less than all of the warrants represented by the certificate are exercised, a new certificate will be issued for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified or varying number of shares of our common stock, preferred stock or depositary shares at a future date or dates. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specified or varying number of shares of common stock, preferred stock or depositary shares. The price per share of our common stock, preferred stock or depositary shares and number of shares of our common stock, preferred stock or depositary shares may be fixed at the time the stock purchase contracts are entered into or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be entered into separately or as a part of a stock purchase unit that consists of (a) a stock purchase contract; (b) warrants; and/or (c) debt securities or debt obligations of third parties (including United States treasury securities, other stock purchase contracts or common stock), that would secure the holders’ obligations to purchase or to sell, as the case may be, common stock, preferred stock or depositary shares under the stock purchase contract. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or require the holders of the stock purchase units to may periodic payments to us. These payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations under the contracts in a specified manner.

The applicable prospectus supplement will describe the terms of any stock purchase contract or stock purchase unit and will contain a discussion of the material United States Federal income tax considerations applicable to the stock purchase contracts and stock purchase units. The description in the applicable prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus in one or more of the following ways from time to time:

•	to or through underwriters or dealers for resale to the purchasers;

•	directly to purchasers;

•	through agents or dealers to the purchasers; or

•	through a combination of any of these methods of sale.

A prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the terms of the offering;

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any delayed delivery arrangements;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If we use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	privately negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act

•	at prices related to prevailing market prices; or

•	at negotiated prices.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

We may enter into derivative or other hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made, by us of those securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

The securities may also be offered and sold, if so indicated in a prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. A prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

If indicated in the applicable prospectus supplement, we may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplemental will set forth any commissions we pay for solicitations of these delayed delivery contracts.

If underwriters are used in the sale of any securities, the securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

Underwriters, dealers, agents and remarketing firms may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers, agents and remarketing firms may be required to make. Underwriters, dealers, agents and remarketing agents may be customers of, engage in transactions with, or perform services in the ordinary course of business for us and/or our affiliates.

Each series of securities will be a new issue of securities and will have no established trading market other than our common stock which is listed on the NYSE. Any common stock sold will be listed on the NYSE, upon official notice of issuance. The securities, other than the common stock, may or may not be listed on a national securities exchange.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The securities offered by this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity or activity of any trading in the offered securities.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with FINRA Conduct Rule 5110.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.amerigroupcorp.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and does not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

We “incorporate by reference” into this prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus and later information that we file with the SEC will automatically update and supercede that information. This prospectus, incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

The following documents listed below, which we have previously filed with the SEC, are incorporated by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	our Current Reports on Form 8-K filed on January 18, 2008, February 1, 2008, February 14, 2008, February 27, 2008, April 2, 2008 (as to Item 8.01 thereof), May 9, 2008 (as to Item 5.02 thereof), May 15, 2008, May 27, 2008, June 12, 2008, July 7, 2008, July 15, 2008, July 22, 2008, August 4, 2008, August 14, 2008, August 28, 2008 and November 12, 2008;

•	our Proxy Statement on Schedule 14A dated April 2, 2008, filed on April 2, 2008; and

•	the description of our common stock contained in the Company’s registration statement on Form 8-A filed on December 20, 2002.

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus by reference.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia 23462
Attention: Investor Relations
Telephone: (757) 490-6900

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel which we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of AMERIGROUP Corporation as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm in accounting and auditing.

$400,000,000
AMERIGROUP Corporation
7.50% Senior Notes Due 2019

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.